The information is this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are part of an effective registration statement filed with the Securities and Exchange Commission. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell nor do they seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3)
Registration Number 333-161809
Subject to completion, dated September 9, 2009

Preliminary prospectus supplement
(To prospectus dated September 9, 2009)

Concho Resources Inc.

$250,000,000

     % Senior Notes due 2017

We are offering $250,000,000 of our     % Senior Notes due 2017, which we refer to as the notes. The notes will mature on          , 2017. We will pay interest on the notes on each          and          , beginning on          , 2010.

We may redeem some or all of the notes at any time on or after          , 2013 at the redemption prices set forth under “Description of notes—Optional redemption” and prior to such date at a “make-whole” redemption price. We may also redeem up to 35% of the notes prior to          , 2012 with cash proceeds we receive from certain equity offerings. If we sell certain assets and do not reinvest the proceeds or repay senior indebtedness or if we experience specific kinds of changes of control, we must offer to repurchase the notes.

The notes will be our unsecured obligations and will rank equally in right of payment with all of our existing and future senior indebtedness and senior in right of payment to all of our future subordinated indebtedness. The notes will be structurally subordinated to any of our existing and future secured debt to the extent of the value of the collateral securing such indebtedness, including all borrowings under our credit facility. The notes will be structurally subordinated to all liabilities of any of our subsidiaries that do not issue guarantees of the notes.

The obligations under the notes will be fully and unconditionally guaranteed by all of our current subsidiaries and by certain of our future restricted subsidiaries. The guarantee of any subsidiary will be released when such subsidiary no longer guarantees certain specified indebtedness, when such subsidiary is no longer a subsidiary of ours or when such subsidiary is designated an unrestricted subsidiary under the terms of the indenture. The guarantees will rank equally in right of payment with the existing and future senior indebtedness of the guarantors, including their guarantees of our borrowings under our credit facility, and will rank senior to any future subordinated indebtedness of the guarantors. The guarantees will be structurally subordinated to all existing and future secured indebtedness of the guarantors, including guarantees of our borrowings under our credit facility, to the extent of the value of the collateral securing such indebtedness.

Investing in the notes involves risk. See “Risk factors” beginning on page S-17 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

			Underwriting		Proceeds, before
			discounts and		expenses, to Concho
	Price to public[1]		commissions		Resources Inc.

Per note		%		%		%
Total	$		$		$

(1)	Plus accrued interest, if any, from September , 2009.

The notes will not be listed on a securities exchange. Currently, there is no public market for the notes.

The underwriters expect to deliver the notes on or about September   , 2009 in book-entry form through The Depository Trust Company for the account of its participants, including Clearstream Banking société anonyme and Euroclear Bank S.A./N.V.

Joint book-running managers

J.P. Morgan	BofA Merrill Lynch

BNP PARIBAS	Wells Fargo Securities

Co-managers

CALYON	Scotia Capital	SunTrust Robinson Humphrey

Deutsche Bank Securities	ING Wholesale	KeyBanc Capital Markets
Mitsubishi UFJ Securities	Natixis Bleichroeder Inc.	Raymond James

September   , 2009

★ 137.3 MMBoe of proved reserves at December 31, 2008 (63% oil) and 56% proved developed

★ 30,037 Boe per day of production for three months ended June 30, 2009

★ Over 256,000 net acres (approximately 53% undeveloped) at June 30, 2009

★ Over 3,500 drilling locations at June 30, 2009

NM
TX
NM TX
Northwest Shelf
Tatum Basin
Midland Basin
Midland
NM
TX
Delaware Basin
Central Basin Platform
Salt Basin
Marfa Basin
New Mexico Shelf Acreage
Wolfberry Acreage
Other Acreage

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About this prospectus supplement

This document is in two parts. The first part is the prospectus supplement and the documents incorporated herein, which describes the specific terms of this offering of the notes. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the notes or this offering. If the information relating to the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus and any related free writing prospectus. We have not authorized any dealer, salesman or other person to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus supplement and the accompanying prospectus are not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should not assume that the information contained in this prospectus supplement is accurate as of any date other than the date on the front cover of this prospectus supplement, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this prospectus supplement or any sale of a security.

Unless otherwise indicated or the context otherwise requires, all references in this prospectus supplement to “we,” “our,” “us,” “the Company” or “Concho” are to Concho Resources Inc., a Delaware corporation, and its subsidiaries. See “Glossary of oil and natural gas terms” beginning on page G-1 for abbreviations and definitions commonly used in the oil and natural gas industry that are used in this prospectus supplement.

Where you can find more information

We file annual, quarterly and current reports and other information with the SEC (File No. 001-33615) pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”). You may read and copy any documents that are filed at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates from the public reference section of the SEC at its Washington address. Please call the SEC at 1-800-SEC-0330 for further information.

Our filings are also available to the public through the SEC’s website at http://www.sec.gov.

The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to documents previously filed with the SEC. The information incorporated by reference is an important part of this prospectus supplement, and the information that we later file with the SEC will automatically update and supersede this information. The following documents we filed with the SEC pursuant to the Exchange Act are incorporated herein by reference:

•	our Annual Report on Form 10-K for the year ended December 31, 2008;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009;

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•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009; and

•	our Current Reports on Form 8-K and 8-K/A filed on each of August 6, 2008, October 7, 2008, January 28, 2009, March 4, 2009, April 9, 2009, June 12, 2009, August 12, 2009 and September 9, 2009 (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K).

These reports contain important information about us, our financial condition and our results of operations.

All future documents filed pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any Current Report on Form 8-K) before the termination of the offering of securities under this prospectus supplement shall be deemed to be incorporated in this prospectus supplement by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

You may request a copy of these filings at no cost by writing or telephoning us at the following address and telephone number:

Concho Resources Inc.
550 West Texas Avenue, Suite 100
Midland, Texas 79701
Attention: General Counsel
(432) 683-7443

We also maintain a website at http://www.conchoresources.com. However, the information on our website is not part of this prospectus supplement.

Cautionary statement regarding forward-looking statements

Various statements contained in or incorporated by reference into this prospectus supplement our filings with the SEC and our public releases, including those that express a belief, expectation, or intention, as well as those that are not statements of historical fact, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Exchange Act. These forward-looking statements may include projections and estimates concerning capital expenditures, our liquidity and capital resources, the timing and success of specific projects, outcomes and effects of litigation, claims and disputes, elements of our business strategy and other statements concerning our operations, economic performance and financial condition. Forward-looking statements are generally accompanied by words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “could,” “may,” “foresee,” “plan,” “goal” or other words that convey the uncertainty of future events or outcomes. We have based these forward-looking statements on our current expectations and assumptions about future events. These statements are based on

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certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate under the circumstances. These forward-looking statements speak only as of the date of this prospectus supplement; we disclaim any obligation to update or revise these statements unless required by securities law, and we caution you not to rely on them unduly. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties relating to, among other matters, the risks discussed in “Risk factors,” our Annual Report on Form 10-K for the year ended December 31, 2008, our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 and our subsequent SEC filings, as well as those factors summarized below:

•	our business and financial strategy;

•	the estimated quantities of oil and natural gas reserves;

•	our use of industry technology;

•	our realized oil and natural gas prices;

•	the timing and amount of the future production of our oil and natural gas;

•	the amount, nature and timing of our capital expenditures;

•	the drilling of our wells;

•	our competition and government regulations;

•	the marketing of our oil and natural gas;

•	our exploitation activities or property acquisitions;

•	the costs of exploiting and developing our properties and conducting other operations;

•	general economic and business conditions;

•	our cash flow and anticipated liquidity;

•	hedging results;

•	uncertainty regarding our future operating results;

•	our plans, objectives, expectations and intentions contained in this prospectus supplement that are not historical; and

•	our ability to integrate acquisitions.

Reserve engineering is a process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data, the interpretation of such data and price and cost assumptions made by our reserve engineers. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, such revisions would change the schedule of any further production and development drilling. Accordingly, reserve estimates may differ from the quantities of oil and natural gas that are ultimately recovered.

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Summary

This summary highlights selected information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference. It does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus supplement, the accompanying prospectus, the documents incorporated by reference and the other documents to which we refer for a more complete understanding of our business and this offering. Please read the section entitled “Risk factors” commencing on page S-17 of this prospectus supplement and additional information contained in our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 incorporated by reference in this prospectus supplement for more information about important factors you should consider before investing in the notes in this offering.

Our business

We are an independent oil and natural gas company engaged in the acquisition, development, exploitation and exploration of oil and natural gas properties. Our core operating areas are located in the Permian Basin region of Southeast New Mexico and West Texas, the largest onshore oil and gas basin in the United States. The Permian Basin is one of the most prolific oil and gas producing regions in the United States and is characterized by an extensive production history, mature infrastructure, long reserve life, multiple producing horizons and enhanced recovery potential. We refer to our two core operating areas as the (i) New Mexico Permian, where we primarily target the Yeso formation, and (ii) Texas Permian, where we primarily target the Wolfberry, a term applied to the combined Wolfcamp and Spraberry horizons. These core operating areas are complemented by activities in our emerging plays, which include the Lower Abo horizontal play in Southeast New Mexico and the Bakken/Three Forks play in North Dakota. We intend to grow our reserves and production through development drilling, exploitation and exploration activities on our multi-year project inventory and through acquisitions that meet our strategic and financial objectives.

Approximately 67.1 percent of our oil and natural gas sales volumes during the six month period ended June 30, 2009 were oil, with 92.7 percent of the oil being produced from our two core operating areas in the Permian Basin. Our reserves in our core operating areas are characterized by long-lived predictable production, providing us with strong operating margins and a steady source of cash flow. The cash flow from these properties funds a significant part of our activities on our drilling inventory and the development of our undeveloped reserves. We have hedged approximately 62 percent and 43 percent of our anticipated oil and natural gas production for the second half of 2009 and 2010, respectively. Our strong hedge position, our ability to generate free cash flow and our operating control of 93.3 percent of our PV-10 on our assets further enhances our ability to perform in volatile economic conditions.

At December 31, 2008, our core operating areas had estimated net proved reserves of 134.4 MMBoe, which accounted for 97.9 percent of our total estimated net proved reserves. At June 30, 2009, we owned interests in 3,544 gross wells in our core operating areas, of which we operated 2,424 (gross). At June 30, 2009, we had identified 3,212 drilling locations in our core operating areas, with proved undeveloped reserves attributed to 967 of such locations.

The following table provides a summary of selected operating information in our core operating areas, our emerging plays and our other oil and natural gas assets. PV-10 includes the present value of our estimated future abandonment and site restoration costs for proved properties net of the present value of estimated salvage proceeds from each of these properties. We set forth our definition of PV-10 (a non-GAAP financial measure) and a reconciliation of PV-10 to the standardized measure of discounted net cash flows under “—Non-GAAP financial measures and reconciliations.”

				Quarter
				ended June 30,
	December 31, 2008			2009		June 30, 2009
					Average net
	Total				daily
	proved				production	Identified	Total	Total
	reserves	PV-10		% Proved	(Boe per	drilling	gross	net
Areas	(MBoe)	($ in millions)	% Oil	developed	day)	locations	acreage	acreage

Core Operating Areas:
New Mexico Permian	95,055	$1,242.8	59.3%	52.9%	18,847	1,654	151,766	70,868
Texas Permian	39,392	378.0	71.9%	62.9%	8,709	1,558	283,043	77,784
Emerging Plays:
Lower Abo	2,127	34.4	67.8%	39.3%	1,939	152	31,978	27,805
Bakken/Three Forks	206	3.8	83.2%	100.0%	376	150	44,221	11,661
Other	495	4.2	6.2%	87.1%	166	8	147,715	68,645

Total	137,275	$1,663.2	62.9%	55.7%	30,037	3,522	658,723	256,763

Capital expenditure budget

As a result of significant decreases in commodity prices during the fourth quarter of 2008, we reduced our 2009 expenditures under our $500 million capital expenditure budget in January 2009 to approximately $300 million. Due to recent improvements in commodity prices, in particular oil prices, we have increased our estimated capital expenditures for 2009 to approximately $400 million. We believe that we can substantially fund such amount within our cash flow. We will continue to monitor our capital expenditures, at least on a quarterly basis, in relation to our cash flow and expect to adjust our activity and capital spending level based on changes in commodity prices and the cost of goods and services and other considerations.

During the first half of 2009, we incurred approximately $207 million of capital expenditures (excluding the effects of asset retirement obligations and adjustments relating to the acquisition of the Henry Properties). For the balance of 2009, we expect to use the remaining approximately $193 million of our planned capital expenditures to pursue increased opportunities in our core operating areas along with targeted opportunities in our emerging plays.

Summary of oil and gas operations and properties

Core operating areas

New Mexico Permian. This area represents our most significant concentration of assets and, at December 31, 2008, estimated proved reserves of 95.1 MMBoe, or 69.2 percent of our total net proved reserves and 74.7 percent of our PV-10. During the second quarter of 2009, our average net daily production from this area was approximately 18.8 MBoe per day, representing 62.8 percent of our total production for that time period.

Within this area we target two distinct producing areas, which we refer to as the shelf properties and the basinal properties. The shelf properties generally produce from the Yeso, San Andres and Grayburg formations, with producing depths ranging from about 900 feet to 7,500 feet. The basinal properties generally produce from the Strawn, Atoka and Morrow formations, with producing depths generally ranging from 7,500 feet to 15,000 feet.

During the six months ended June 30, 2009, we commenced drilling or participation in the drilling of 90 (83.3 net) wells in this area, of which 70 (65.2 net) were completed as producers and 20 (18.1 net) were in various stages of drilling and completion at June 30, 2009. During the first half of 2009, we continued our (i) development of the Blinebry interval of the Yeso formation, the top of which is located approximately 400 feet below the top of the Paddock interval of the Yeso formation, (ii) evaluation of drilling on ten acre spacing in the Blinebry interval and (iii) evaluation of the use of larger fracture stimulation procedures in the completion of certain wells.

At June 30, 2009, we had 151,766 gross (70,868 net) acres in this area. At June 30, 2009, on our properties in this area, we had identified 1,654 drilling locations, with proved undeveloped reserves attributed to 478 of such locations. Of these drilling locations, we identified 984 locations intended to evaluate both the Blinebry and the Paddock intervals.

Texas Permian. We acquired the majority of our properties in this area from Henry Petroleum LP and certain affiliated entities in 2008. At December 31, 2008, our estimated proved reserves of 39.4 MMBoe in this area accounted for 28.7 percent of our total net proved reserves and 22.7 percent of our PV-10. During the second quarter of 2009, our average net daily production from this area was approximately 8.7 MBoe per day, or 29 percent of our total production for that time period.

Our primary objective in the Texas Permian area is the Wolfberry in the Midland Basin. “Wolfberry” is the term applied to the combined production from the Spraberry and Wolfcamp formations, which are typically encountered at depths of 7,500 to 10,500 feet. These formations are comprised of a sequence of basinal, interbedded shales and carbonates. We also operate and develop properties on the Central Basin Platform targeting the Grayburg, San Andres and Clearfork formations, which are shallower and are typically encountered at depths of 4,500 to 7,500 feet. The reservoirs in these formations are largely carbonates, limestones and dolomites.

At June 30, 2009, we had 283,043 gross (77,784 net) acres in this area. In addition, at June 30, 2009, we had identified 1,558 drilling locations, with proved undeveloped reserves attributed to 489 of such locations.

During the six months ended June 30, 2009, we commenced drilling or participation in the drilling of 44 (12.1 net) wells in this area, of which 33 (9.1 net) were completed as producers, two (0.4 net) were unsuccessful and nine (2.6 net) wells were in various stages of drilling and completion at June 30, 2009. In addition, during the first six months of 2009, we commenced the recompletion of two (1.1 net) wells, which were producing at June 30, 2009.

Emerging plays

We are actively involved in drilling or participating in drilling activities in two emerging plays, in which we had 2.3 MMBoe of proved reserves at December 31, 2008.

Lower Abo horizontal play. The Lower Abo horizontal play is an oil play along the northwestern rim of the Delaware Basin in Lea, Eddy and Chaves Counties, New Mexico. This play is found at vertical depths ranging from 6,500 feet to 10,000 feet and is being exploited utilizing horizontal drilling techniques.

At June 30, 2009, we held interests in 31,978 gross (27,805 net) acres in this play. During the six months ended June 30, 2009, we commenced participation in the drilling of one (0.4 net) well in this play, which was waiting on completion at June 30, 2009. At December 31, 2008, we had 2.1 MMBoe of proved reserves in this play.

Bakken/Three Forks play. Our acreage in the Bakken/Three Forks play is in the Williston Basin in North Dakota, primarily in Mountrail and McKenzie Counties. These Mississippian/Devonian age horizons consist of siltstones encased within and below a highly organic oil-rich shale package. These horizons are found at vertical depths ranging from 9,000 feet to 11,000 feet and are being exploited utilizing horizontal drilling techniques.

At June 30, 2009, we held interests in 44,221 gross (11,661 net) acres in this play. During the six months ended June 30, 2009, we commenced participation in the drilling of twelve wells in this play with nine wells producing and three in various stages of drilling and completion at June 30, 2009. At December 31, 2008, we had 0.2 MMBoe of proved reserves in this play.

Our business strategy

Our goal is to enhance value through profitably increasing reserves, production and cash flow by executing our business strategy as described below:

•	Exploit our multi-year project inventory. We believe our multi-year drilling and exploitation inventory of 3,522 drilling locations on our existing properties at June 30, 2009 should allow us to grow our proved reserves and production for the next several years.

•	Continue to focus on the Permian Basin. The Permian Basin is one of the largest and most prolific oil and gas basins in the United States. Members of our management have spent significant portions of their careers in the Permian Basin. We believe our presence and relationships in the Permian Basin are an advantage for the acquisition and development of new opportunities.

•	Make opportunistic acquisitions that meet our strategic and financial objectives. We seek to acquire oil and natural gas properties that we believe complement our existing properties in our core areas of operation, as well as other properties that provide opportunities for the addition of reserves and production through a combination of exploitation, development, high-potential exploration and control of operations.

•	Pursue the exploration and development of opportunities in emerging plays. Our team has the necessary experience and expertise to allow us to take advantage of the growth opportunities in emerging plays. We apply current geologic, drilling and completion practices to increase the predictability and reproducibility of finding and recovering resources in emerging plays.

Our strengths

We have a number of strengths that we believe will help us successfully execute our business strategy, including:

•	High operational success rate. As a result of our experience and knowledge, we have been successful in our drilling operations. For the three and one-half years ended June 30, 2009, we drilled and completed 625 (414.5 net) wells, including 266 (186.6 net) exploratory wells, with over a 98% rate of success.

•	Large inventory of drilling locations and recompletion opportunities. We have identified multiple undrilled well locations and recompletion opportunities in our core operating areas, with proved reserves attributed to a portion of such locations and opportunities. This large inventory provides us with a solid operational and financial foundation from which to pursue additional growth opportunities.

•	Favorable operating cash margins and low cost structure. During the first half of 2009, we had favorable operating cash margins relative to our peer group of companies, with the sale of oil and natural gas liquids contributing over 80 percent of our revenue. We maintain a favorable cost structure through our concentration of assets in our core operating areas.

•	Significant economies of scale and highly focused asset base. The geographic concentration of our current operations in the Permian Basin allows us to establish economies of scale with respect to drilling, production, operating and administrative costs, in addition to further leveraging our base of technical expertise in this region. Our high percentage of operated properties enables us to exercise a significant level of control over the amount and timing of expenses, capital allocation and other aspects of exploration and development.

•	Experienced management team. Our executive officers average over 20 years of experience in the oil and gas industry, having led both public and private oil and natural gas exploration and production companies, all of which have had substantial operations in our core operating areas in the Permian Basin.

•	Financial flexibility. We are committed to maintaining a conservative financial position, ample liquidity and a strong balance sheet. Our ratio of total debt to EBITDAX has been less than 2.0x since December 31, 2007. At June 30, 2009, we had $660 million borrowed under our credit facility, which has a current borrowing base of $960 million, and expect to have $535.6 million of liquidity available following the application of the proceeds of this offering and giving effect to the reduction to our borrowing base as a result of the issuance of the notes. For further discussion, see “Description of other indebtedness—Senior secured credit facility.” Furthermore, we have prudently raised equity throughout industry cycles to keep our balance sheet strong, as demonstrated most recently with our acquisition of the Henry Petroleum entities. We believe that our cash flow, expected proceeds from this offering and our borrowing capacity under our credit facility will provide us with the financial flexibility to pursue our longer-term capital expenditure plans.

•	Manage risk exposure through an active hedging program. We have hedged approximately 62 percent and 43 percent of our anticipated oil and natural gas production for the second half of 2009 and 2010, respectively.

Corporate information

We were formed in February 2006 as a result of the combination of Concho Equity Holdings Corp. and a portion of the oil and natural gas properties and related assets owned by Chase Oil Corporation and certain of its affiliates. Concho Equity Holdings Corp., which was subsequently merged into one of our wholly-owned subsidiaries, was formed in April 2004 and represented the third of three Permian Basin-focused companies that have been formed since 1997 by certain members of our current management team (the prior two companies were sold to large domestic independent oil and gas companies).

Concho Resources Inc. is a Delaware corporation. Our principal executive offices are located at 550 West Texas Avenue, Suite 100, Midland, Texas 79701. Our common stock is listed on the New York Stock Exchange under the symbol “CXO.” We maintain a web site at http://www.conchoresources.com. The information on our website is not part of this prospectus supplement, and you should rely only on the information contained in this prospectus supplement and in the documents incorporated herein by reference when making a decision as to whether to purchase notes in this offering.

The offering

The following summary contains basic information about the notes and is not intended to be complete. For a more complete understanding of the notes, please refer to the section in this prospectus supplement entitled “Description of notes” and the section in the accompanying prospectus entitled “Description of debt securities.”

Issuer	Concho Resources Inc.

The notes	$250,000,000 aggregate principal amount of % Senior Notes due 2017.

Maturity	, 2017.

Interest payment dates	Interest is payable on the notes on and of each year, beginning on , 2010.

Optional redemption	We may, at our option, redeem all or part of the notes at any time prior to , 2013 at a make-whole price, and at any time on or after , 2013 at fixed redemption prices, plus accrued and unpaid interest, if any, to the date of redemption, as described under “Description of notes—Optional redemption.” In addition, prior to , 2012, we may, at our option, redeem up to 35% of the notes with the proceeds of certain equity offerings.

Guarantees	The payment of the principal, premium and interest on the notes will be fully and unconditionally guaranteed on a senior unsecured basis by all of our existing subsidiaries and by certain of our future restricted subsidiaries. In the future, the guarantees may be released or terminated under certain circumstances. See “Description of notes—Subsidiary guarantees.”

Ranking	The notes and the guarantees will be our and the guarantors’ senior unsecured obligations and will:

• rank equally in right of payment with all our and the guarantors’ existing and future senior indebtedness;

• rank senior in right of payment to all our and the guarantors’ future subordinated indebtedness;

• be structurally subordinated in right of payment to all our and the guarantors’ existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness (including all of our borrowings and the guarantors’ guarantees under our credit facility); and

• be structurally subordinated in right of payment to all existing and future indebtedness and other liabilities of any of our subsidiaries that is not also a guarantor of the notes.

As of June 30, 2009, after giving effect to the issuance and sale of the notes and the application of the estimated net proceeds therefrom as set forth under “Use of proceeds” to repay a portion of the borrowings outstanding under our credit facility, we would have had total consolidated indebtedness of $667.5 million, consisting of $417.5 million of secured indebtedness outstanding under our credit facility and $250.0 million of the notes offered hereby, the subsidiary guarantors would have had total indebtedness of $667.5 million, consisting of $417.5 million of secured guarantees under our credit facility and $250.0 million of guarantees of the notes offered hereby, excluding intercompany indebtedness, and we would have been able to incur an additional $535.6 million of secured indebtedness under our credit facility (after giving effect to the reduction in our borrowing base as a result of the issuance of the notes). For further discussion, see “Description of other indebtedness—Senior secured credit facility.”

Covenants	The indenture governing the notes will contain covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

• incur additional debt;

• make certain investments or pay dividends or distributions on our capital stock or purchase, redeem or retire capital stock;

• sell assets, including capital stock of our restricted subsidiaries;

• restrict dividends or other payments by restricted subsidiaries;

• create liens that secure debt;

• enter into transactions with affiliates; and

• merge or consolidate with another company.

These covenants are subject to a number of important limitations and exceptions. See “Description of notes—Certain covenants.” However, most of the covenants will terminate if both Standard & Poor’s Ratings Services and Moody’s Investors Service, Inc. assign the notes an investing grade rating and no default exists with respect to the notes.

Change of control offer	If we experience certain kinds of changes of control, we must give the holders of the notes the opportunity to sell us their notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date.

No public market	The notes are a series of securities for which there is currently no established trading market. The underwriters have advised us that they presently intend to make a market in the notes. However, you should be aware that they are not obligated to make a market in the notes and may discontinue their market-making activities at any time without notice. As a result, a liquid market for the notes may not be available if you try to sell your notes. We do not intend to apply for a listing of the notes on any securities exchange or any automated dealer quotation system.

Use of proceeds	We will use the estimated net proceeds from this offering of approximately $242.5 million to repay a portion of the outstanding borrowings under our credit facility. See “Use of proceeds.”

Form	The notes will be represented by one or more registered global securities registered in the name of Cede & Co., the nominee of the depositary, The Depository Trust Company. Beneficial interests in the notes will be shown on, and transfers of beneficial interests will be effected through, records maintained by The Depository Trust Company and its participants.

Original issue discount	We expect that the notes will be issued with original issue discount, or OID, for U.S. federal income tax purposes, in which case, U.S. holders generally will be required to include the OID in gross income for U.S. federal income tax purposes in advance of the receipt of cash attributable to that income regardless of the holders’ method of tax accounting. See “United States federal income and estate tax consequences—Tax consequences to U.S. holders—Stated interest and OID on the notes.”

Conflicts of interest	Affiliates of certain of the underwriters are lenders under our credit facility and will receive a portion of the net proceeds from this offering. For more information, see “Conflicts of interest.”

Risk factors

Investing in the notes involves substantial risk. You should carefully consider the risk factors set forth in the section entitled “Risk factors” and the other information contained in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference therein, prior to making an investment in the notes. See “Risk factors” beginning on page S-17.

Summary consolidated historical financial data

Set forth below is our summary consolidated historical financial data for the periods indicated. The historical financial data for the periods ended December 31, 2008, 2007 and 2006 and the balance sheet data as of December 31, 2008, 2007 and 2006 have been derived from our audited financial statements included elsewhere in this prospectus supplement. Our historical financial data as of June 30, 2009 and 2008 and for the six months ended June 30, 2009 and 2008 are derived from our unaudited financial statements included elsewhere in this prospectus supplement and include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of this information. You should read the following summary financial data in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our historical financial statements and related notes thereto included elsewhere in this prospectus supplement.

	Six months
	ended June 30,		Year ended December 31,
	2009	2008	2008	2007	2006
(in thousands)		(unaudited)

Statement of operations data:
Operating revenues:
Oil sales	$166,485	$171,226	$390,945	$195,596	$131,773
Natural gas sales	46,849	72,868	142,844	98,737	66,517

Total operating revenues	213,334	244,094	533,789	294,333	198,290

Operating costs and expenses:
Oil and gas production	50,583	38,874	91,234	54,267	37,822
Exploration and abandonments	7,419	3,464	38,468	29,098	5,612
Depreciation, depletion and amortization	103,150	43,294	123,912	76,779	60,722
Accretion of discount on asset retirement obligations	579	301	889	444	287
Impairments of long-lived assets	8,555	69	18,417	7,267	9,891
General and administrative (including non-cash stock-based compensation of $4,113 and $3,029 for the six months ended June 30, 2009 and 2008, respectively, and $5,223, $3,841 and $9,144 for the years ended December 31, 2008, 2007 and 2006, respectively)	25,918	16,266	40,776	25,177	21,721
Bad debt expense	–	1,799	2,905	–	–
Contract drilling fees—stacked rigs	–	–	–	4,269	–
Ineffective portion of cash flow hedges	–	(920)	(1,336)	821	(1,193)
(Gain) loss on derivatives not designated as hedges	86,652	119,634	(249,870)	20,274	–

Total operating costs and expenses	282,856	222,781	65,395	218,396	134,862

Income (loss) from operations	(69,522)	21,313	468,394	75,937	63,428

	Six months
	ended June 30,		Year ended December 31,
	2009	2008	2008	2007	2006
(in thousands)		(unaudited)

Other income (expense):
Interest expense	(10,570)	(9,500)	(29,039)	(36,042)	(30,567)
Other, net	(148)	1,331	1,432	1,484	1,186

Total other expense	(10,718)	(8,169)	(27,607)	(34,558)	(29,381)

Income (loss) before income taxes	(80,240)	13,144	440,787	41,379	34,047
Income tax (expense) benefit	33,797	(5,199)	(162,085)	(16,019)	(14,379)

Net income (loss)	(46,443)	7,945	278,702	25,360	19,668
Preferred stock dividends	–	–	–	(45)	(1,244)
Effect of induced conversion of preferred stock	–	–	–	–	11,601

Net income (loss) applicable to common shareholders	$(46,443)	$7,945	$278,702	$25,315	$30,025

Other financial data:
Net cash provided by operating activities	$118,232	$162,948	$391,397	$169,769	$112,181
Net cash used in investing activities	(162,828)	(142,127)	(946,050)	(160,353)	(596,852)
Net cash provided by (used in) financing activities	29,925	(19,529)	541,981	19,886	476,611
Capital expenditures on oil and natural gas properties	223,283	122,757	347,702	162,378	182,389

	June 30,		December 31,
	2009	2008	2008	2007	2006
(in thousands)		(unaudited)

Balance sheet data:
Cash and cash equivalents	$3,081	$31,716	$17,752	$30,424	$1,122
Property and equipment, net	2,487,166	1,475,521	2,401,404	1,394,994	1,320,655
Total assets	2,764,799	1,634,233	2,815,203	1,508,229	1,390,072
Long-term debt, including current maturities	660,000	300,953	630,000	327,404	495,500
Stockholders’ equity	1,289,555	783,959	1,325,154	775,398	575,156

The following table includes the non-GAAP financial measure EBITDAX. For a definition of this measure and a reconciliation to its most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles (“GAAP”), see “—Non-GAAP financial measures and reconciliations.”

	Twelve
	months	Six months ended		Year ended
	ended	June 30,		December 31,
(dollars in thousands)	June 30, 2009	2009	2008	2008	2007	2006

Key statistics (unaudited):
EBITDAX[a]	$427,416	$202,263	$176,927	$402,080	$217,760	$149,077
Total interest	30,109	10,570	9,500	29,039	36,042	30,567
Ratio of total debt to EBITDAX[a]	1.5x			1.6x	1.5x	3.3x
Ratio of EBITDAX[a] to total interest	14.2x			13.8x	6.0x	4.9x

(a)	EBITDAX is defined as net income (loss), plus (1) exploration and abandonments expense, (2) depreciation, depletion and amortization expense, (3) accretion expense, (4) impairments of long-lived assets, (5) non-cash stock-based compensation expense, (6) ineffective portion of cash flow hedges and unrealized (gain) loss on derivatives not designated as hedges, (7) interest expense, (8) bad debt expense and (9) federal and state income taxes. See “—Non-GAAP financial measures and reconciliations.”

Summary reserve and production and operating data

The following estimates of net proved oil and natural gas reserves as of December 31, 2008, 2007 and 2006 are based on reports prepared by Cawley, Gillespie & Associates, Inc. and Netherland, Sewell & Associates, Inc., independent petroleum engineers. No reserve estimate has been filed with any federal authority or agency since January 1, 2008. In preparing their reports, Cawley, Gillespie & Associates, Inc. and Netherland, Sewell & Associates, Inc. evaluated properties representing 100% of our PV-10 as of the end of the applicable periods. All calculations of estimated net proved reserves have been made in accordance with the rules and regulations of the SEC. You should refer to “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and “Business” in evaluating the material presented below.

	December 31,
	2008	2007	2006

Proved reserves:
Oil (MBbl)	86,285	53,361	44,322
Natural gas (MMcf)	305,948	225,837	200,818
Oil equivalent (MBoe)	137,275	91,000	77,791
Proved developed reserves percentage	55.7%	54.0%	54.2%
Standardized measure of discounted future cash flows (in millions)	$1,199.0	$1,431.8	$710.3
PV-10 (in millions)[a]	$1,663.2	$2,138.5	$954.0
Estimated reserve life (in years)[b]	19.4	18.1	20.0

(a)	PV-10 is a non-GAAP financial measure and generally differs from standardized measure, the most directly comparable GAAP financial measure, because it does not include the effects of income taxes on future net revenues. See “—Non-GAAP financial measures and reconciliations.” Prices used in the computation of future net cash flows were adjusted for location and quality by field, and were $41.00 per Bbl and $5.71 per MMBtu for 2008, $92.50 per Bbl and $6.80 per MMBtu for 2007 and $57.75 per Bbl and $5.64 per MMBtu for 2006.

(b)	Calculated by dividing historical proved reserves by historical production volumes for the years indicated. The historical production does not include the production from assets that we acquired in 2008 and 2006 before the time we acquired them. Pro forma for a full year of production from the acquired assets, the estimated reserve life in 2008 and 2006 would have been 16.8 years and 18.2 years, respectively.

The following table sets forth summary information concerning our production results, average sales prices and operating costs and expenses for the six months ended June 30, 2009 and 2008 and years ended December 31, 2008, 2007 and 2006. The actual historical data in this table excludes production from the (i) Chase Group Properties for periods prior to February 27, 2006 and (ii) Henry Properties for periods prior to August 1, 2008.

	Six months
	ended June 30,		Years ended December 31,
	2009	2008	2008	2007	2006

Production and operating data:
Net production volumes:
Oil (MBbl)	3,518	1,786	4,586	3,014	2,295
Natural gas (MMcf)	10,369	6,451	14,968	12,064	9,507
Total (MBoe)	5,246	2,861	7,081	5,025	3,880
Average daily production volumes:
Oil (Bbl)	19,436	9,813	12,530	8,258	6,288
Natural gas (Mcf)	57,287	35,445	40,896	33,052	26,047
Total (Boe)	28,984	15,721	19,347	13,767	10,630
Average prices:
Oil, without hedges (Bbl)	$47.32	$107.39	$91.92	$68.58	$60.47
Oil, with hedges (Bbl)[a]	$63.36	$86.93	$83.55	$64.90	$57.42
Natural gas, without hedges (Mcf)	$4.52	$11.33	$9.59	$8.08	$6.87
Natural gas, with hedges (Mcf)[a]	$5.08	$11.23	$9.64	$8.33	$7.00
Total, without hedges (Boe)	$40.67	$92.59	$79.80	$60.54	$52.62
Total, with hedges (Boe)[a]	$52.53	$79.59	$74.49	$58.93	$51.12
Operating costs and expenses per Boe:
Lease operating expenses and workover costs	$6.24	$5.86	$6.31	$5.56	$5.40
Oil and natural gas taxes	$3.40	$7.73	$6.57	$5.24	$4.35
General and administrative	$4.93	$5.69	$5.76	$5.01	$5.60
Depreciation, depletion and amortization	$19.66	$15.13	$17.50	$15.28	$15.65

(a)	Includes the effect of (i) commodity derivatives designated as hedges and reported in oil and natural gas sales and (ii) includes the cash payments/receipts from commodity derivatives not designated as hedges and reported in operating costs and expenses. The following table reflects the amounts of cash payments/receipts from commodity derivatives not designated as hedges that were included in computing average prices with hedges and reconciles to the amount in gain (loss) on derivatives not designated as hedges as reported in the statement of operations:

	Six months ended June 30,		Years ended December 31,
(in thousands)	2009	2008	2008	2007	2006

Oil and natural gas sales:
Cash payments from oil derivatives	$–	$(20,573)	$(30,591)	$(11,091)	$(7,000)
Cash receipts from natural gas derivatives	–	–	–	188	1,232
Designated natural gas cash flow hedges reclassified from accumulated other comprehensive income	–	(222)	(696)	1,103	–

Total effect on oil and natural gas sales	$–	$(20,795)	$(31,287)	$(9,800)	$(5,768)

Gain (loss) on derivatives not designated as hedges:
Cash (payments) receipts from oil derivatives	$56,412	$(15,965)	$(7,780)	$–	$–
Cash (payments) receipts from natural gas derivatives	5,832	(422)	1,426	1,815	–
Cash payments from interest rate derivatives	(779)	–	–	–	–
Unrealized mark-to-market gain (loss) on commodity and interest rate derivatives	(148,117)	(103,247)	256,224	(22,089)	–

Gain (loss) on derivatives not designated as hedges	$(86,652)	$(119,634)	$249,870	$(20,274)	$–

The presentation of average prices with hedges is a non-GAAP measure as a result of including the cash payments/receipts from commodity derivatives that are presented in gain (loss) on derivatives not designated as hedges in the statements of operations. This presentation of average prices with hedges is a means by which to reflect the actual cash performance of our commodity derivatives for the respective periods and presents oil and natural gas prices with hedges in a manner consistent with the presentation generally used by the investment community.

Non-GAAP financial measures and reconciliations

PV-10

PV-10 is derived from the standardized measure of discounted future net cash flows, which is the most directly comparable GAAP financial measure. PV-10 is a computation of the standardized measure of discounted future net cash flows on a pre-tax basis. PV-10 is equal to the standardized measure of discounted future net cash flows at the applicable date, before deducting future income taxes, discounted at 10%. We believe that the presentation of the PV-10 is relevant and useful to investors because it presents the discounted future net cash flows attributable to our estimated net proved reserves prior to taking into account future corporate income taxes, and it is a useful measure for evaluating the relative monetary significance of our oil and natural gas properties. Further, investors may utilize the measure as a basis for comparison of the relative size and value of our reserves to other companies. We use this measure when assessing the potential return on investment related to our oil and natural gas properties. PV-10, however, is not a substitute for the standardized measure of discounted future net cash flows. Our PV-10 measure and the standardized measure of discounted future net cash flows do not purport to present the fair value of our oil and natural gas reserves.

The following table provides a reconciliation of the standardized measure of future net cash flows to PV-10 at December 31, 2008, 2007 and 2006.

	December 31,
(in millions)	2008	2007	2006

PV-10	$1,663.2	$2,138.5	$954.0
Present value of future income tax discounted at 10%	(464.2)	(706.7)	(243.7)

Standardized measure of discounted future cash flows	$1,199.0	$1,431.8	$710.3

EBITDAX

We define EBITDAX as net income (loss), plus (1) exploration and abandonments expense, (2) depreciation, depletion and amortization expense, (3) accretion expense, (4) impairments of long-lived assets, (5) non-cash stock-based compensation expense, (6) ineffective portion of cash flow hedges and unrealized (gain) loss on derivatives not designated as hedges, (7) interest expense, (8) bad debt expense and (9) federal and state income taxes. EBITDAX is not a measure of net income or cash flow as determined by GAAP.

Our EBITDAX measure provides additional information which may be used to better understand our operations, and it is also a material component of one of the financial covenants under our credit facility. EBITDAX is one of several metrics that we use as a supplemental financial measurement in the evaluation of our business and should not be considered as an alternative to, or more meaningful than, net income, as an indicator of our operating performance. Certain items excluded from EBITDAX are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic cost of depreciable assets, none of which are components of EBITDAX. EBITDAX as used by us may not be comparable to similarly titled measures reported by other companies. We believe that EBITDAX is a widely followed measure of operating performance and is one of many metrics used by our management team and by other users of our consolidated financial statements, including by lenders pursuant to a covenant in our credit facility. For example, EBITDAX can be used to assess our operating performance and return on capital in comparison to other independent exploration and production companies without regard to financial or capital structure, and to assess the financial performance of our assets and our company without regard to capital structure or historical cost basis. Further, under our credit facility, an event of default could arise if we were not able to satisfy and remain in compliance with specified financial ratios, including the maintenance of a quarterly ratio of total debt to consolidated EBITDAX of no greater than 4.0 to 1.0. Non-compliance with this ratio could trigger an event of default under our credit facility.

The following table provides a reconciliation of net income (loss) to EBITDAX for the six months ended June 30, 2009 and 2008 and for the years ended December 31, 2008, 2007 and 2006.

	Six months
	ended June 30,		Years ended December 31,
(in thousands)	2009	2008	2008	2007	2006

Net income (loss)	$(46,443)	$7,945	$278,702	$25,360	$19,668
Exploration and abandonments	7,419	3,464	38,468	29,098	5,612
Depreciation, depletion and amortization	103,150	43,294	123,912	76,779	60,722
Accretion of discount on asset retirement obligations	579	301	889	444	287
Impairment of long-lived assets	8,555	69	18,417	7,267	9,891
Non-cash stock-based compensation	4,113	3,029	5,223	3,841	9,144
Bad debt expense	–	1,799	2,905	–	–
Ineffective portion of cash flow hedges	–	(920)	(1,336)	821	(1,193)
Unrealized (gain) loss on derivatives not designated as hedges	148,117	103,247	(256,224)	22,089	–
Interest expense	10,570	9,500	29,039	36,042	30,567
Income tax expense (benefit)	(33,797)	5,199	162,085	16,019	14,379

EBITDAX	$202,263	$176,927	$402,080	$217,760	$149,077

Risk factors

An investment in the notes involves risk. In addition to the risks described below, you should also carefully read all of the other information included in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference into this prospectus supplement in evaluating an investment in the notes. If any of the described risks actually were to occur, our business, financial condition or results of operations could be affected materially and adversely. In that case, our ability to fulfill our obligations under the notes could be materially affected and you could lose all or part of your investment.

The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial individually or in the aggregate may also impair our business operations.

This prospectus supplement and documents incorporated by reference also contain forward-looking statements that involve risks and uncertainties, some of which are described in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks and uncertainties faced by us described below or incorporated by reference in this prospectus supplement and the accompanying prospectus.

Risks related to our business

Oil and natural gas prices are volatile. A decline in oil and natural gas prices could adversely affect our financial position, financial results, cash flow, access to capital and ability to grow.

Our future financial condition, revenues, results of operations, rate of growth and the carrying value of our oil and gas properties depend primarily upon the prices we receive for our oil and natural gas production and the prices prevailing from time to time for oil and natural gas. Oil and natural gas prices historically have been volatile, and are likely to continue to be volatile in the future, especially given current geopolitical conditions. This price volatility also affects the amount of our cash flow we have available for capital expenditures and our ability to borrow money or raise additional capital. The prices for oil and natural gas are subject to a variety of factors beyond our control, including:

•	the level of consumer demand for oil and natural gas;

•	the domestic and foreign supply of oil and natural gas;

•	commodity processing, gathering and transportation availability, and the availability of refining capacity;

•	the price and level of imports of foreign oil and natural gas;

•	the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•	domestic and foreign governmental regulations and taxes;

•	the price and availability of alternative fuel sources;

•	weather conditions;

•	political conditions or hostilities in oil and gas producing regions, including the Middle East, Africa and South America;

•	technological advances affecting energy consumption; and

•	worldwide economic conditions.

Furthermore, oil and natural gas prices were particularly volatile in the first six months of 2009. For example, the NYMEX oil prices during the six months ended June 30, 2009 ranged from a high of $72.68 to a low of $33.98 per Bbl, and the NYMEX natural gas prices during that time ranged from a high of $6.07 to a low of $3.25 per MMBtu. During the period from July 1, 2009 to September 8, 2009, oil prices ranged from a high of $74.37 to a low of $59.52 per Bbl, and natural gas prices ranged from a high of $4.04 to a low of $2.51 per MMBtu.

Further declines in oil and natural gas prices would not only reduce our revenue, but could further reduce the amount of oil and natural gas that we can produce economically and, as a result, could have a material adverse effect on our financial condition, results of operations and reserves. If the oil and gas industry continues to experience significant price declines, we may, among other things, be unable to maintain or increase our borrowing capacity, repay current or future indebtedness (including payments of interest and principal on the notes) or obtain additional capital on attractive terms, all of which can adversely affect the value of our securities, including the notes.

Drilling for and producing oil and natural gas are high-risk activities with many uncertainties that could cause our expenses to increase or our cash flows and production volumes to decrease.

Our future financial condition and results of operations will depend on the success of our exploitation, exploration, development and production activities. Our oil and natural gas exploration and production activities are subject to numerous risks, including the risk that drilling will not result in commercially viable oil or natural gas production. Our decisions to purchase, explore, develop or otherwise exploit prospects or properties will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations. Our cost of drilling, completing, equipping and operating wells is often uncertain before drilling commences. Overruns in budgeted expenditures are common risks that can make a particular project uneconomical or less economic than forecasted. Further, many factors may curtail, delay or cancel drilling, including the following:

•	delays imposed by or resulting from compliance with regulatory and contractual requirements;

•	pressure or irregularities in geological formations;

•	shortages of or delays in obtaining equipment and qualified personnel;

•	equipment failures or accidents;

•	adverse weather conditions;

•	reductions in oil and natural gas prices;

•	surface access restrictions;

•	loss of title or other title related issues;

•	oil, natural gas liquids or natural gas gathering, transportation and processing availability restrictions or limitations; and

•	limitations in the market for oil and natural gas.

Estimates of proved reserves and future net cash flows are not precise. The actual quantities of our proved reserves and our future net cash flows may prove to be lower than estimated.

Numerous uncertainties exist in estimating quantities of proved reserves and future net cash flows therefrom. Our estimates of proved reserves and related future net cash flows are based on various assumptions, which may ultimately prove to be inaccurate.

Petroleum engineering is a subjective process of estimating accumulations of oil and/or natural gas that cannot be measured in an exact manner. Estimates of economically recoverable oil and natural gas reserves and of future net cash flows depend upon a number of variable factors and assumptions, including the following:

•	historical production from the area compared with production from other producing areas;

•	the quality, quantity and interpretation of available relevant data;

•	the assumed effects of regulations by governmental agencies;

•	the assumed effects of regulations by governmental agencies;

•	assumptions concerning future commodity prices; and

•	assumptions concerning future operating costs; severance, ad valorem and excise taxes; development costs; and workover and remedial costs.

Because all reserve estimates are to some degree subjective, each of the following items, or other items not identified below, may differ materially from those assumed in estimating reserves:

•	the quantities of oil and natural gas that are ultimately recovered;

•	the production and operating costs incurred;

•	the amount and timing of future development expenditures; and

•	future commodity prices.

Furthermore, different reserve engineers may make different estimates of reserves and cash flows based on the same data. Our actual production, revenues and expenditures with respect to reserves will likely be different from estimates and the differences may be material.

As required by the rules and regulations of the SEC, the estimated discounted future net cash flows from proved reserves are based on prices and costs as of the date of the estimate, while actual future prices and costs may be materially higher or lower. For example, the estimated discounted future net cash flows from our proved reserves at December 31, 2008 were calculated using the West Texas Intermediate posted oil price of $41.00 per Bbl and the NYMEX natural gas price of $5.71 per MMBtu, adjusted for location and quality by field, while the actual future net cash flows also will be affected by other factors, including:

•	the amount and timing of actual production;

•	levels of future capital spending;

•	increases or decreases in the supply of or demand for oil and gas; and

•	changes in governmental regulations or taxation.

Standardized Measure is a reporting convention that provides a common basis for comparing oil and gas companies subject to the rules and regulations of the SEC. It requires the use of commodity prices, as well as operating and development costs, prevailing as of the date of computation. Consequently, it may not reflect the prices ordinarily received or that will be received for oil and natural gas production because of seasonal price fluctuations or other varying market conditions, nor may it reflect the actual costs that will be required to produce or develop the oil and gas properties. Accordingly, estimates included herein of future net cash flows may be materially different from the future net cash flows that are ultimately received. In addition, the ten percent discount factor, which is required by the rules and regulations of the SEC to be used in calculating discounted future net cash flows for reporting purposes, may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with our company or the oil and gas industry in general. Therefore, the estimates of discounted future net cash flows or Standardized Measure included or incorporated by reference in this prospectus supplement should not be construed as accurate estimates of the current market value of our proved reserves. If oil prices were $1.00 per Bbl lower than the price we used, our PV-10 at December 31, 2008 would have decreased from $1,663 million to $1,622 million. If natural gas prices were $0.10 per Mcf lower than the price we used, our PV-10 at December 31, 2008 would have decreased from $1,663 million to $1,646 million. Any adjustments to the estimates of proved reserves or decreases in the price of oil or natural gas may decrease the value of our common stock and the notes.

Our business requires substantial capital expenditures. We may be unable to obtain needed capital or financing on satisfactory terms or at all, which could lead to a decline in our oil and natural gas reserves.

The oil and gas industry is capital intensive. We make and expect to continue to make substantial capital expenditures for the acquisition, exploration and development of oil and natural gas reserves. At June 30, 2009, total debt outstanding under our credit facility was $660 million, and $300 million was available to be borrowed. Following the application of the proceeds of this offering in the manner described in “Use of proceeds” and giving effect to the reduction to our borrowing base as a result of the issuance of the notes, we expect to have approximately $535.6 million of availability under our credit facility and a revised borrowing base of $953.1 million. For further discussion, see “Description of other indebtedness—Senior secured credit facility.” Expenditures for exploration and development of oil and gas properties are the primary use of our capital resources. We invested approximately $202.7 million in exploration and development activities, excluding asset retirement obligations, during the six months ended June 30, 2009 on our properties under our capital budget and anticipate we could invest up to an additional approximately $193 million in 2009 for exploration and development activities, dependent on our cash flow.

We intend to finance our future capital expenditures primarily through cash flow from operations and through borrowings under our credit facility; however, our financing needs may require us to alter or increase our capitalization substantially through the issuance of debt or equity securities. The issuance of additional equity securities could have a dilutive effect on the value of our common stock. Additional borrowings under our credit facility or the issuance of additional debt will require that a greater portion of our cash flow from operations be used for the payment of interest and principal on our debt, thereby reducing our ability to use cash flow to fund working capital, capital expenditures and acquisitions. In addition, our credit facility imposes, and the indenture governing the notes will impose, certain limitations on our ability to incur additional indebtedness, subject to certain exceptions. If we desire to issue additional debt securities other than as expressly permitted under our credit facility, we will be required to seek the consent of the lenders in accordance with the requirements of the facility, which consent may be withheld by the lenders under our credit facility in their discretion. If we incur certain additional indebtedness, including the notes, our borrowing base under our credit facility will be reduced. For further discussion, see “Description of other indebtedness—Senior secured credit facility.” Additional financing also may not be available on acceptable terms or at all. In the event additional capital resources are unavailable, we may curtail drilling, development and other activities or be forced to sell some of our assets on an untimely or unfavorable basis.

Our cash flow from operations and access to capital are subject to a number of variables, including:

•	our proved reserves;

•	the level of oil and natural gas we are able to produce from existing wells;

•	the prices at which our oil and natural gas are sold; and

•	our ability to acquire, locate and produce new reserves.

If our revenues or the borrowing base under our credit facility decrease as a result of lower oil or natural gas prices, operating difficulties, declines in reserves, lending requirements or regulations, or for any other reason, we may have limited ability to obtain the capital necessary to sustain our operations at current levels. As a result, we may require additional capital to fund our operations, and we may not be able to obtain debt or equity financing to satisfy our capital requirements. If cash generated from operations or cash available under our credit facility is not sufficient to meet our capital requirements, the failure to obtain additional financing could result in a curtailment of our operations relating to the development of our prospects, which in turn could lead to a decline in our oil and natural gas reserves, and could adversely affect our production, revenues and results of operations.

We may not be able to obtain funding at all, or obtain funding on acceptable terms, to meet our future capital needs because of the deterioration of the credit and capital markets.

Global financial markets and economic conditions have been, and will likely continue to be, disrupted and volatile. The debt and equity capital markets have become uncertain. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions have made, and will likely continue to make, it difficult to obtain funding.

In particular, the cost of raising money in the debt and equity capital markets has increased substantially while the availability of funds from those markets has diminished significantly. Also, as a result of concern about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders and institutional investors have increased interest rates, enacted tighter lending standards and reduced and, in some cases, ceased to provide funding to borrowers.

In addition, our ability to obtain capital under our credit facility may be impaired because of the recent downturn in the financial market, including the issues surrounding the solvency of certain institutional lenders and the recent failure of several banks. Specifically, we may be unable to obtain adequate funding under our credit facility because:

•	our lending counterparties may be unwilling or unable to meet their funding obligations;

•	the borrowing base under our credit facility is redetermined at least twice a year and may decrease due to a decrease in oil or natural gas prices, operating difficulties, declines in reserves, lending requirements or regulations, or for other reasons; or

•	if any lender is unable or unwilling to fund their respective portion of any advance under our credit facility, then the other lenders thereunder are not required to provide additional funding to make up the portion of the advance that the defaulting lender refused to fund.

Due to these factors, we cannot be certain that funding will be available if needed and to the extent required, on acceptable terms. If funding is not available when needed, or is available only on unfavorable terms, we may be unable to implement our development plan, enhance our existing business, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our production, revenues and results of operations.

Our lenders can limit our borrowing capabilities, which may materially impact our operations.

At June 30, 2009, we had approximately $660 million of outstanding debt under our credit facility, and our borrowing base was $960 million. Following the application of the proceeds of this offering in the manner described in “Use of proceeds” and giving effect to the reduction to our borrowing base as a result of the issuance of the notes, we expect to have approximately $535.6 million of availability under our credit facility and a revised borrowing base of $953.1 million. The borrowing base limitation under our credit facility is semi-annually redetermined based upon a number of factors, including commodity prices and reserve levels. In addition to such semi-annual redeterminations, our lenders may request one additional redetermination during any twelve-month period. Upon a redetermination, our borrowing base could be substantially reduced, and in the event the amount outstanding under our credit facility at any time exceeds the borrowing base at such time, we may be required to repay a portion of our outstanding borrowings. If we incur certain additional indebtedness, including the notes, our borrowing base under our credit facility will be reduced. For further discussion, see “Description of other indebtedness — Senior secured credit facility.” We utilize cash flow from operations, bank borrowings and equity financings to fund our acquisition, exploration and development activities. A reduction in our borrowing base could limit our activities.

In addition, we may significantly alter our capitalization in order to make future acquisitions or develop our properties. These changes in capitalization may significantly increase our level of debt. If we incur additional debt for these or other purposes, the related risks that we now face could intensify. A higher level of debt also increases the risk that we may default on our debt obligations. Our ability to meet our debt obligations (including our ability to pay interest and principal on the notes) and to reduce our level of debt depends on our future performance which is affected by general economic conditions and financial, business and other factors, many of which are beyond our control.

Our producing properties are located in the Permian Basin of Southeast New Mexico and West Texas, making us vulnerable to risks associated with operating in one major geographic area. In addition, we have a large amount of proved reserves attributable to a small number of producing horizons within this area.

Our producing properties in our core operating areas are geographically concentrated in the Permian Basin of Southeast New Mexico and West Texas. At December 31, 2008, 97.4 percent of our PV-10 was attributable to properties located in our core operating areas. As a result of this concentration, we may be disproportionately exposed to the impact of regional supply and demand factors, delays or interruptions of production from wells in this area caused by governmental regulation, processing or transportation capacity constraints, market limitations, or interruption of the processing or transportation of oil, natural gas or natural gas liquids.

In addition to the geographic concentration of our producing properties described above, at December 31, 2008, approximately (i) 52.0 percent of our proved reserves were attributable to the Yeso formation, which includes both the Paddock and Blinebry intervals, underlying our oil and gas properties located in Southeast New Mexico; and (ii) 15.1 percent of our proved reserves were attributable to the Wolfberry play in West Texas. This concentration of assets within a small number of producing horizons exposes us to additional risks, such as changes in field-wide rules and regulations that could cause us to permanently or temporarily shut-in all of our wells within a field.

Future price declines could result in a reduction in the carrying value of our proved oil and gas properties, which could adversely affect our results of operations.

Declines in commodity prices may result in having to make substantial downward adjustments to our estimated proved reserves. If this occurs, or if our estimates of production or economic factors change, accounting rules may require us to write-down, as a noncash charge to earnings, the carrying value of our oil and gas properties for impairments. We are required to perform impairment tests on proved assets whenever events or changes in circumstances warrant a review of our proved oil and gas properties. To the extent such tests indicate a reduction of the estimated useful life or estimated future cash flows of our oil and gas properties, the carrying value may not be recoverable and therefore require a write-down. We may incur impairment charges in the future, which could materially adversely affect our results of operations in the period incurred.

Part of our strategy involves exploratory drilling, including drilling in new or emerging plays. As a result, our drilling results in these areas are uncertain, and the value of our undeveloped acreage will decline if drilling results are unsuccessful.

The results of our exploratory drilling in new or emerging areas are more uncertain than drilling results in areas that are developed and have established production. Since new or emerging plays and new formations have limited or no production history, we are unable to use past drilling results in those areas to help predict our future drilling results. As a result, our cost of drilling, completing and operating wells in these areas may be higher than initially expected, and the value of our undeveloped acreage will decline if drilling results are unsuccessful.

Our commodity price risk management program may cause us to forego additional future profits or result in our making cash payments to our counterparties.

To reduce our exposure to changes in the prices of oil and natural gas, we have entered into and may in the future enter into additional commodity price risk management arrangements for a portion of our oil and natural gas production. The agreements that we have entered into generally have the effect of providing us with a fixed price for a portion of our expected future oil and natural gas production over a fixed period of time. Commodity price risk management arrangements expose us to the risk of financial loss and may limit our ability to benefit from increases in oil and natural gas prices in some circumstances, including the following:

•	the counterparty to a commodity price risk management contract may default on its contractual obligations to us;

•	there may be a change in the expected differential between the underlying price in a commodity price risk management agreement and actual prices received; or

•	market prices may exceed the prices which we are contracted to receive, resulting in our need to make significant cash payments to our counterparties.

Our commodity price risk management activities could have the effect of reducing our revenues, net income and the value of our common stock. At June 30, 2009, the net unrealized asset on our commodity price risk management contracts was $24.4 million. An average increase in the commodity price of $10.00 per barrel of oil and $1.00 per Mcf for natural gas from the commodity prices at June 30, 2009 would have resulted in a net unrealized liability on our commodity price risk management contracts, as reflected on our consolidated balance sheet at June 30, 2009, of approximately $81.0 million. We may continue to incur significant unrealized gains or losses in the future from our commodity price risk management activities to the extent market prices increase or decrease and our derivatives contracts remain in place.

We have entered into interest rate derivative instruments that may subject us to loss of income.

We have entered into derivative instruments designed to limit the interest rate risk under our current credit facility or any credit facilities we may enter into in the future. These derivative instruments can involve the exchange of a portion of our floating rate interest obligations for fixed rate interest obligations or a cap on our exposure to floating interest rates to reduce our exposure to the volatility of interest rates. While we may enter into instruments limiting our exposure to higher market interest rates, we cannot assure you that any interest rate derivative instruments we implement will be effective. Furthermore, even if effective these instruments may not offer complete protection from the risk of higher interest rates.

All interest rate derivative instruments involve certain additional risks, such as:

•	the counterparty may default on its contractual obligations to us;

•	there may be issues with regard to the legal enforceability of such instruments;

•	the early repayment of our interest rate derivative instruments could lead to prepayment penalties; or

•	unanticipated and significant changes in interest rates may cause a significant loss of basis in the instrument and a change in current period expense.

If we enter into derivative instruments that require us to post cash collateral, our cash otherwise available for use in our operations would be reduced, which could limit our ability to make future capital expenditures.

The use of derivatives may, in some cases, require the posting of cash collateral with counterparties. If we enter into derivative instruments that require cash collateral and commodity prices or interest rates change in a manner adverse to us, our cash otherwise available for use in our operations would be reduced, which could limit our ability to make future capital expenditures and make payments on our indebtedness, including the notes. Future collateral requirements will depend on arrangements with our counterparties and highly volatile oil and natural gas prices and interest rates.

Nonperformance by the counterparties to our derivative instruments and commodity purchase agreements could adversely affect our financial condition and results of operations.

We routinely enter into derivative instruments with a number of counterparties to reduce our exposure to changes in oil and natural gas prices and interest rates. Recently, a number of financial institutions similar to those that serve as counterparties to our derivative instruments have been adversely affected by the global credit crisis. If a counterparty to one of these derivative instruments cannot or will not perform under the contract, we will not realize the benefit of the derivative, which could adversely affect our financial condition and results of operations.

Additionally, substantially all of our accounts receivable result from oil and natural gas sales to third parties in the energy industry. Recent market conditions have resulted in downgrades to credit ratings of energy industry merchants and financial institutions, affecting the liquidity of several of our purchasers and counterparties. We extend credit to our purchasers based on each party’s creditworthiness, but we generally have not required our purchasers to provide collateral support for their obligations to us and therefore have no assurances that our counterparties will have the ability to pay us. If a purchaser of our oil and natural gas production fails to meet its obligations under our commodity purchase agreement, our financial condition and results of operations could be adversely affected.

Our identified inventory of drilling locations are scheduled out over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling.

We have identified and scheduled the drilling of certain of our drilling locations as an estimation of our future multi-year development activities on our existing acreage. At June 30, 2009, we had identified 3,522 drilling locations with proved undeveloped reserves attributable to 1,005 of such locations. These identified locations represent a significant part of our growth strategy. Our ability to drill and develop these locations depends on a number of uncertainties, including (i) our ability to timely drill wells on lands subject to complex development terms and circumstances; (ii) the availability of capital, equipment, services and personnel; (iii) seasonal conditions; (iv) regulatory and third party approvals; (v) oil and natural gas prices, and (vi) drilling and recompletion costs and results. Because of these uncertainties, we may never drill the numerous potential locations we have identified or produce oil or natural gas from these or any other potential locations. As such, our actual development activities may materially differ from those presently identified, which could adversely affect our production, revenues and results of operations.

Approximately 44.3 percent of our total estimated net proved reserves at December 31, 2008, were undeveloped, and those reserves may not ultimately be developed.

At December 31, 2008, approximately 44.3 percent of our total estimated net proved reserves were undeveloped. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling. Our reserve data assumes that we can and will make these expenditures and conduct these operations successfully. These assumptions, however, may not prove correct. If we choose not to spend the capital to develop these reserves, or if we are not otherwise able to successfully develop these reserves, we will be required to write-off these reserves. Any such write-offs of our reserves could reduce our ability to borrow money and could reduce the value of our securities, including the notes.

Because we do not control the development of certain of the properties in which we own interests, but do not operate, we may not be able to achieve any production from these properties in a timely manner.

At December 31, 2008, approximately 6.7 percent of our PV-10 was attributable to properties for which we were not the operator. As a result, the success and timing of drilling and development activities on such nonoperated properties depend upon a number of factors, including:

•	the nature and timing of drilling and operational activities;

•	the timing and amount of capital expenditures;

•	the operators’ expertise and financial resources;

•	the approval of other participants in such properties; and

•	the selection of suitable technology.

If drilling and development activities are not conducted on these properties or are not conducted on a timely basis, we may be unable to increase our production or offset normal production declines or we will be required to write-off the reserves attributable thereto, which may adversely affect our production, revenues and results of operations. Any such write-offs of our reserves could reduce our ability to borrow money and could reduce the value of our securities, including the notes.

Unless we replace our oil and natural gas reserves, our reserves and production will decline, which would adversely affect our cash flow and ability to pay interest and principal on our indebtedness, including the notes, our ability to raise capital and the value of our securities.

Unless we conduct successful development, exploitation and exploration activities or acquire properties containing proved reserves, our proved reserves will decline as those reserves are produced. Producing oil and natural gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Our future oil and natural gas reserves and production, and therefore our cash flow and results of operations, are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves. The value of our securities, including the notes, and our ability to raise capital and ability to pay interest and principal on our indebtedness, including the notes, will be adversely impacted if we are not able to replace our reserves that are depleted by production or otherwise lost. We may not be able to develop, exploit, find or acquire sufficient additional reserves to replace our current and future production.

We may be unable to make attractive acquisitions or successfully integrate acquired companies, and any inability to do so may disrupt our business and hinder our ability to grow.

One aspect of our business strategy calls for acquisitions of businesses that complement or expand our current business. We may not be able to identify attractive acquisition opportunities. Even if we do identify attractive candidates, we may not be able to complete the acquisition of them or do so on commercially acceptable terms.

In addition, our credit facility imposes, and the indenture governing the notes will impose, certain direct limitations on our ability to enter into mergers or combination transactions involving our company. Our credit facility also limits, and the indenture governing the notes will limit, our ability to incur certain indebtedness, which could indirectly limit our ability to engage in acquisitions of businesses. If we desire to engage in an acquisition that is otherwise prohibited by our credit facility, we will be required to seek the consent of our lenders in accordance with the requirements of the facility, which consent may be withheld by the lenders under our credit facility in their discretion. Furthermore, given the current situation in the credit markets, many lenders are reluctant to provide consents in any circumstances, including to allow accretive transactions.

If we acquire another business, we could have difficulty integrating its operations, systems, management and other personnel and technology with our own. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. In addition, we may incur additional debt or issue additional equity to pay for any future acquisitions, subject to the limitations described above.

The acquisition of the Henry Entities could expose us to potentially significant liabilities.

In connection with the acquisition of the Henry Entities, we purchased all of the sellers’ interests in the Henry Entities, rather than individual assets; therefore, the Henry Entities retained their liabilities, subject to certain exclusions and limitations contained in the purchase agreement, including certain unknown and contingent liabilities. We performed limited due diligence in connection with the acquisition of the Henry Entities and attempted to verify the representations of the sellers and of the former management of the Henry Entities, but there may be threatened, contemplated, asserted or other claims against the Henry Entities related to environmental, title, regulatory, tax, contract, litigation or other matters of which we are unaware, which could materially adversely affect our production, revenues and results of operations. In addition, although the sellers agreed to indemnify us on a limited basis against certain liabilities, these indemnification obligations will expire over time and expose us to potential unindemnified liabilities, which could materially adversely affect our production, revenues and results of operations.

Properties acquired may prove to be worth less than what we paid because of uncertainties in evaluating recoverable reserves and potential liabilities.

We obtained the majority of our current reserve base through acquisitions of producing properties and undeveloped acreage, including those owned by the Henry Entities. We expect that acquisitions will continue to contribute to our future growth. Successful acquisitions of oil and gas properties require an assessment of a number of factors, including estimates of recoverable reserves, the timing of recovering reserves, exploration potential, future oil and natural gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and we cannot make these assessments with a high degree of accuracy. In connection with our assessments, we perform a review of the acquired properties. However, such a review will not reveal all existing or potential problems. In addition, our review may not permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. We do not inspect every well. Even when we inspect a well, we do not always discover structural, subsurface and environmental problems that may exist or arise. We are sometimes able to obtain contractual indemnification for preclosing liabilities, including environmental liabilities, but we generally acquire interests in properties on an “as is” basis with limited remedies for breaches of representations and warranties.

Competition in the oil and gas industry is intense, making it more difficult for us to acquire properties, market oil and natural gas and secure trained personnel.

We operate in a highly competitive environment for acquiring properties, marketing oil and natural gas and securing trained personnel. Many of our competitors possess and employ financial, technical and personnel resources substantially greater than ours, which can be particularly important in the areas in which we operate. Those companies may be able to pay more for productive oil and gas properties and exploratory prospects and to evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. In addition, those companies may be able to offer better compensation packages to attract and retain qualified personnel than we are able to offer. The cost to attract and retain qualified personnel has increased over the past few years due to competition and may increase substantially in the future. Our ability to acquire additional prospects and to find and develop reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. Also, there is substantial competition for capital available for investment in the oil and gas industry. We may not be able to compete successfully in the future in acquiring prospective reserves, developing reserves, marketing hydrocarbons, attracting and retaining quality personnel and raising additional capital. Our failure to acquire properties, market oil and natural gas and secure trained personnel and adequately compensate personnel could have a material adverse effect on our production, revenues and results of operations.

Shortages of oilfield equipment, services and qualified personnel could delay our drilling program and increase the prices we pay to obtain such equipment, services and personnel.

The demand for qualified and experienced field personnel to drill wells and conduct field operations, geologists, geophysicists, engineers and other professionals in the oil and gas industry can fluctuate significantly, often in correlation with oil and natural gas prices, causing periodic shortages. Historically, there have been shortages of drilling and workover rigs, pipe and other oilfield equipment as demand for rigs and equipment has increased along with the number of wells being drilled. These factors also cause significant increases in costs for equipment, services and personnel. Higher oil and natural gas prices generally stimulate demand and result in increased prices for drilling and workover rigs, crews and associated supplies, equipment and services. It is beyond our control and ability to predict whether these conditions will exist in the future and, if so, what their timing and duration will be. These types of shortages or price increases could significantly decrease our profit margin, cash flow and operating results, or restrict our ability to drill the wells and conduct the operations which we currently have planned and budgeted or which we may plan in the future.

Our exploration and development drilling may not result in commercially productive reserves.

Drilling activities are subject to many risks, including the risk that commercially productive reservoirs will not be encountered. New wells that we drill may not be productive, or we may not recover all or any portion of our investment in such wells. The seismic data and other technologies we use do not allow us to know conclusively prior to drilling a well that oil or natural gas is present or may be produced economically. Drilling for oil and natural gas often involves unprofitable results, not only from dry holes but also from wells that are productive but do not produce sufficient net reserves to return a profit at then realized prices after deducting drilling, operating and other costs. The cost of drilling, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a project. Further, our drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including:

•	unexpected drilling conditions;

•	title problems;

•	pressure or lost circulation in formations;

•	equipment failures or accidents;

•	adverse weather conditions;

•	compliance with environmental and other governmental or contractual requirements; and

•	increases in the cost of, or shortages or delays in the availability of, electricity, supplies, materials, drilling or workover rigs, equipment and services.

We periodically evaluate our unproved oil and gas properties for impairment, and could be required to recognize noncash charges to earnings of future periods.

At June 30, 2009, we carried unproved property costs of $277.1 million. GAAP requires periodic evaluation of these costs on a project-by-project basis in comparison to their estimated fair value. These evaluations will be affected by the results of exploration activities, commodity price circumstances, planned future sales or expiration of all or a portion of the leases, contracts and permits appurtenant to such projects. If the quantity of potential reserves determined by such evaluations is not sufficient to fully recover the cost invested in each project, we will recognize noncash charges to earnings in future periods.

We may incur substantial losses and be subject to substantial liability claims as a result of our oil and natural gas operations. In addition, we may not be insured for, or our insurance may be inadequate to protect us against, these risks.

We are not insured against all risks. Losses and liabilities arising from uninsured and underinsured events could materially and adversely affect our business, financial condition or results of operations. Our oil and natural gas exploration and production activities are subject to all of the operating risks associated with drilling for and producing oil and natural gas, including the possibility of:

•	environmental hazards, such as uncontrollable flows of oil, natural gas, brine, well fluids, toxic gas or other pollution into the environment, including groundwater contamination;

•	abnormally pressured or structured formations;

•	mechanical difficulties, such as stuck oilfield drilling and service tools and casing collapse;

•	fires, explosions and ruptures of pipelines;

•	personal injuries and death; and

•	natural disasters.

Any of these risks could adversely affect our ability to conduct operations or result in substantial losses to us as a result of:

•	injury or loss of life;

•	damage to and destruction of property, natural resources and equipment;

•	pollution and other environmental damage;

•	regulatory investigations and penalties;

•	suspension of our operations; and

•	repair and remediation costs.

We may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. The occurrence of an event that is not covered or not fully covered by insurance could have a material adverse effect on our production, revenues and results of operations.

Market conditions or operational impediments may hinder our access to oil and natural gas markets or delay our production.

Market conditions or the unavailability of satisfactory oil and natural gas processing or transportation arrangements may hinder our access to oil and natural gas markets or delay our production. The availability of a ready market for our oil and natural gas production depends on a number of factors, including the demand for and supply of oil and natural gas, the proximity of reserves to pipelines and terminal facilities, competition for such facilities and the inability of such facilities to gather, transport or process our production due to shutdowns or curtailments arising from mechanical, operational or weather related matters, including hurricanes and other severe weather conditions. Our ability to market our production depends in substantial part on the availability and capacity of gathering and transportation systems, pipelines and processing facilities owned and operated by third parties. Our failure to obtain such services on acceptable terms could have a material adverse effect on our business, financial condition and results of operations. We may be required to shut in or otherwise curtail production from wells due to lack of a market or inadequacy or unavailability of oil, natural gas liquids or natural gas pipeline or gathering, transportation or processing capacity. If that were to occur, then we would be unable to realize revenue from those wells until suitable arrangements were made to market our production.

We are subject to complex federal, state, local and other laws and regulations that could adversely affect the cost, timing, manner or feasibility of conducting our operations.

Our oil and natural gas exploration, development and production, and related saltwater disposal operations are subject to complex and stringent laws and regulations. In order to conduct our operations in compliance with these laws and regulations, we must obtain and maintain numerous permits, approvals and certificates from various federal, state, local and governmental authorities. We may incur substantial costs and experience delays in order to maintain compliance with these existing laws and regulations. In addition, our costs of compliance may increase or our operations may be otherwise adversely affected if existing laws and regulations are revised or reinterpreted, or if new laws and regulations become applicable to our operations. These and other costs could have a material adverse effect on our production, revenues and results of operations.

Our business is subject to federal, state and local laws and regulations as interpreted and enforced by governmental authorities possessing jurisdiction over various aspects of the exploration for, and the production of, oil and natural gas. Failure to comply with such laws and regulations, as interpreted and enforced, could have a material adverse effect on our production, revenues and results of operations.

Our operations expose us to significant costs and liabilities with respect to environmental and operational safety matters.

We may incur significant delays, costs and liabilities as a result of environmental, health and safety requirements applicable to our oil and natural gas exploration, development and production, and related saltwater disposal activities. These delays, costs and liabilities could arise under a wide range of federal, state and local laws and regulations relating to protection of the environment, health and safety, including regulations and enforcement policies that have tended to become increasingly strict over time. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, imposition of cleanup and site restoration costs and liens, and, in some instances, issuance of orders or injunctions limiting or requiring discontinuation of certain operations. In addition, claims for damages to persons or property, including natural resources, may result from the environmental, health and safety impacts of our operations.

Strict as well as joint and several liability may be imposed under certain environmental laws, which could cause us to become liable for the conduct of others or for consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken. New laws, regulations or enforcement policies could be more stringent and impose unforeseen liabilities or significantly increase compliance costs. If we were not able to recover the resulting costs through insurance or increased revenues, our production, revenues and results of operations could be adversely affected.

The adoption of climate change legislation by Congress could result in increased operating costs and reduced demand for the oil and natural gas we produce.

On June 26, 2009, the U.S. House of Representatives approved adoption of the “American Clean Energy and Security Act of 2009,” also known as the “Waxman-Markey cap-and-trade legislation” or ACESA. The purpose of ACESA is to control and reduce emissions of “greenhouse gases,” or “GHGs,” in the United States. GHGs are certain gases, including carbon dioxide and methane, that may be contributing to warming of the Earth’s atmosphere and other climatic changes. ACESA would establish an economy-wide cap on emissions of GHGs in the United States and would require an overall reduction in GHG emissions of 17% (from 2005 levels) by 2020, and by over 80% by 2050. Under ACESA, most sources of GHG emissions would be required to obtain GHG emission “allowances” corresponding to their annual emissions of GHGs. The number of emission allowances issued each year would decline as necessary to meet ACESA’s overall emission reduction goals. As the number of GHG emission allowances declines each year, the cost or value of allowances is expected to escalate significantly. The net effect of ACESA would be to impose increasing costs on the combustion of carbon-based fuels such as oil, refined petroleum products, and natural gas.

The U.S. Senate has begun work on its own legislation for controlling and reducing emissions of GHGs in the United States. If the Senate adopts GHG legislation that is different from ACESA, the Senate legislation would need to be reconciled with ACESA and both chambers would be required to approve identical legislation before it could become law. President Obama has indicated that he is in support of the adoption of legislation to control and reduce emissions of GHGs through an emission allowance permitting system that results in fewer allowances being issued each year but that allows parties to buy, sell and trade allowances as needed to fulfill their GHG emission obligations. Although it is not possible at this time to predict whether or when the Senate may act on climate change legislation or how any bill approved by the Senate would be reconciled with ACESA, any laws or regulations that may be adopted to restrict or reduce emissions of GHGs could require us to incur increased operating costs, and could have an adverse effect on demand for the oil and natural gas we produce.

The adoption of derivatives legislation by Congress could have an adverse impact on our ability to hedge risks associated with our business.

Congress is currently considering legislation to impose restrictions on certain transactions involving derivatives, which could affect the use of derivatives in hedging transactions. ACESA contains provisions that would prohibit private energy commodity derivative and hedging transactions. ACESA would expand the power of the Commodity Futures Trading Commission, or CFTC, to regulate derivative transactions related to energy commodities, including oil and natural gas, and to mandate clearance of such derivative contracts through registered derivative clearing organizations. Under ACESA, the CFTC’s expanded authority over energy derivatives would terminate upon the adoption of general legislation covering derivative regulatory reform. The CFTC is conducting hearings to determine whether to set limits on trading and positions in commodities with finite supply, particularly energy commodities, such as oil, natural gas and other energy products. The CFTC also is evaluating whether position limits should be applied consistently across all markets and participants. In addition, the Treasury Department recently has indicated that it intends to propose legislation to subject all over-the-counter, or OTC, derivative dealers and all other major OTC derivatives market participants to substantial supervision and regulation, including by imposing conservative capital and margin requirements and strong business conduct standards. Derivatives contracts that are not cleared through central clearinghouses and exchanges may be subject to substantially higher capital and margin requirements. Although it is not possible at this time to predict whether or when the Senate may act on derivatives legislation or how any bill approved by the Senate would be reconciled with ACESA, any laws or regulations that may be adopted that subject us to additional capital or margin requirements relating to, or additional restrictions on, our trading and commodity positions could have an adverse impact on our ability to hedge risks associated with our business.

Federal and state legislation and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays.

Legislation has been proposed in Congress to amend the federal Safe Drinking Water Act to require the disclosure of chemicals used by the oil and gas industry in the hydraulic fracturing process.

Hydraulic fracturing involves the injection of water, sand and chemicals under pressure into rock formations to stimulate oil and natural gas production. Sponsors of bills currently pending before the Senate and House of Representatives have asserted that chemicals used in the fracturing process may be impacting drinking water supplies. The proposed legislation would require the reporting and public disclosure of chemicals used in the fracturing process, which could make it easier for third parties opposing the hydraulic fracturing process to initiate legal proceedings based on allegations that specific chemicals used in the fracturing process are impairing groundwater or causing other damage. In addition, these bills, if adopted, could establish an additional level of regulation at the federal level that could lead to operational delays or increased operating costs and could result in additional regulatory burdens that could make it more difficult to perform hydraulic fracturing and increase our costs of compliance and doing business.

The loss of our chief executive officer or other key personnel could negatively impact our ability to execute our business strategy.

We depend, and will continue to depend in the foreseeable future, on the services of our chief executive officer, Timothy A. Leach, and other officers and key employees who have extensive experience and expertise in evaluating and analyzing producing oil and gas properties and drilling prospects, maximizing production from oil and gas properties, marketing oil and gas production, and developing and executing acquisition, financing and hedging strategies. Our ability to hire and retain our officers and key employees is important to our continued success and growth. The unexpected loss of the services of one or more of these individuals could negatively impact our ability to execute our business strategy.

Uncertainties associated with enhanced recovery methods may result in us not realizing an acceptable return on our investments in such projects.

We inject water into formations on some of our properties to increase the production of oil and natural gas. We may in the future expand these efforts to more of our properties or employ other enhanced recovery methods in our operations. The additional production and reserves, if any, attributable to the use of enhanced recovery methods are inherently difficult to predict. If our enhanced recovery methods do not allow for the extraction of oil and natural gas in a manner or to the extent that we anticipate, we may not realize an acceptable return on our investments in such projects. In addition, if proposed legislation and regulatory initiatives relating to hydraulic fracturing become law, the cost of some of these enhanced recovery methods could increase substantially.

Our indebtedness could restrict our operations and make us more vulnerable to adverse economic conditions.

We now have, and will continue to have, a significant amount of indebtedness, and the terms of our credit facility require us to pay higher interest rate margins as we utilize a larger percentage of our available borrowing base. At June 30, 2009, after giving effect to the issuance and sale of the notes and the application of the estimated net proceeds therefrom as set forth under “Use of proceeds” to repay a portion of the borrowings under our credit facility, we would have had total consolidated indebtedness of $667.5 million. Assuming our total debt outstanding at June 30, 2009 was held constant, if interest rates had been higher or lower by one percent per annum, on our variable interest rate indebtedness, our interest expense for the six months ended June 30, 2009 would have increased or decreased by approximately $2.1 million. Following the application of the proceeds of this offering in the manner described in “Use of proceeds” and giving effect to the reduction to our borrowing base as a result of the issuance of the notes, we expect to have approximately $535.6 million of availability under our credit facility and a revised borrowing base of $953.1 million. For further discussion, see “Description of other indebtedness—Senior secured credit facility.”

Our current and future indebtedness could have important consequences to you. For example, it could:

•	impair our ability to make investments and obtain additional financing for working capital, capital expenditures, acquisitions or other general corporate purposes;

•	limit our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to make principal and interest payments on our indebtedness;

•	limit our ability to borrow funds that may be necessary to operate or expand our business;

•	put us at a competitive disadvantage to competitors that have less debt;

•	increase our vulnerability to interest rate increases; and

•	hinder our ability to adjust to rapidly changing economic and industry conditions.

Our ability to meet our debt service and other obligations, including our obligations with respect to the notes, may depend in significant part on the extent to which we can successfully implement our business strategy. We may not be able to implement or realize the benefits of our business strategy.

A terrorist attack or armed conflict could harm our business by decreasing our revenues and increasing our costs.

Terrorist activities, anti-terrorist efforts and other armed conflict involving the United States may adversely affect the United States and global economies and could prevent us from meeting our financial and other obligations. If any of these events occur or escalate, the resulting political instability and societal disruption could reduce overall demand for oil and natural gas, potentially putting downward pressure on demand for our services and causing a reduction in our revenue. Oil and natural gas related facilities could be direct targets of terrorist attacks, and our operations could be adversely impacted if significant infrastructure or facilities used for the production, transportation, processing or marketing of oil and natural gas production are destroyed or damaged. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

Risks related to the notes

We and the guarantors may incur substantial additional indebtedness, including indebtedness ranking equal to the notes and the guarantees.

At June 30, 2009, after giving effect to the issuance and sale of the notes and the application of the estimated net proceeds therefrom as set forth under “Use of proceeds” to repay a portion of the borrowings outstanding under our credit facility, we and the guarantors would have had total consolidated indebtedness of $667.5 million, (including $417.5 million of secured indebtedness and guarantees under our credit facility) and we would have been able to incur an additional $535.6 million of secured indebtedness under our credit facility (after giving effect to the automatic reduction in the borrowing base under our credit facility resulting from the issuance of the notes). For further discussion, see “Description of other indebtedness—Senior secured credit facility.”

Subject to the restrictions in the indenture governing the notes and in other instruments governing our other outstanding indebtedness (including our credit facility), we and our subsidiaries may incur substantial additional indebtedness (including secured indebtedness) in the future. Although the indenture governing the notes and the instruments governing certain of our other outstanding indebtedness contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to waiver and a number of significant qualifications and exceptions, and indebtedness incurred in compliance with these restrictions could be substantial.

If we or any subsidiary guarantor incurs any additional indebtedness that ranks equally with the notes (or with the guarantee thereof), including trade payables, the holders of that indebtedness will be entitled to share ratably with noteholders in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us or such subsidiary guarantor. This may have the effect of reducing the amount of proceeds paid to noteholders in connection with such a distribution.

Any increase in our level of indebtedness will have several important effects on our future operations, including, without limitation:

•	we will have additional cash requirements in order to support the payment of interest on our outstanding indebtedness;

•	increases in our outstanding indebtedness and leverage will increase our vulnerability to adverse changes in general economic and industry conditions, as well as to competitive pressure; and

•	depending on the levels of our outstanding indebtedness, our ability to obtain additional financing for working capital, capital expenditures, general corporate and other purposes may be limited.

Our credit facility and the indenture governing the notes have restrictive covenants that could limit our financial flexibility.

The indenture related to the notes and our credit facility contain restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our ability to borrow under our credit facility is subject to compliance with certain financial covenants, including (i) maintenance of a quarterly ratio of total debt to consolidated earnings before interest expense, income taxes, depletion, depreciation, and amortization, exploration expense and other noncash income and expenses to be no greater than 4.0 to 1.0, and (ii) maintenance of a ratio of current assets to current liabilities, excluding noncash assets and liabilities related to financial derivatives and asset retirement obligations and including the unfunded amounts under the credit facility, to be no less than 1.0 to 1.0. Our credit facility also includes other restrictions that, among other things, limit our ability to incur certain additional indebtedness and certain types of liens, to effect mergers and sales or transfer of assets and to pay cash dividends.

The indenture governing the notes will contain covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	incur additional debt;

•	make certain investments or pay dividends or distributions on our capital stock or purchase, redeem or retire capital stock;

•	sell assets, including capital stock of our restricted subsidiaries;

•	restrict dividends or other payments by restricted subsidiaries;

•	create liens that secure debt;

•	enter into transactions with affiliates; and

•	merge or consolidate with another company.

See “Description of other indebtedness” and “Description of notes.” Our failure to comply with these covenants could result in an event of default that, if not cured or waived, could result in the acceleration of all of our indebtedness. We do not have sufficient working capital to satisfy our debt obligations in the event of an acceleration of all or a significant portion of our outstanding indebtedness.

We may not be able to generate sufficient cash to service all of our indebtedness, including the notes, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the notes.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay planned investments and capital expenditures, or to sell assets, seek additional financing in the debt or equity markets or restructure or refinance our indebtedness, including the notes. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments and the indenture governing the notes may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. Our credit facility and the indenture governing the notes offered hereby restrict our ability to dispose of assets and use the proceeds from the disposition. We may not be able to consummate those dispositions or to obtain the proceeds that we could have realized from them and any proceeds may not be adequate to meet any debt service obligations then due. These alternative measures may not be successful and may not permit us to meet our debt service obligations.

Your right to receive payments on the notes is structurally subordinated to the right of lenders who have a security interest in our assets to the extent of the value of those assets.

Our obligations under the notes and the guarantors’ obligations under their guarantees of the notes will be unsecured, but our obligations under our credit facility and certain other financing arrangements with lenders under our credit facility and each guarantor’s obligations under its guarantee of our credit facility are secured by a security interest in substantially all of our oil and natural gas properties and the ownership interests of all of our subsidiaries. If we are declared bankrupt or insolvent, or if we default under our credit facility, the funds borrowed thereunder, together with accrued interest, could become immediately due and payable. If we were unable to repay such indebtedness, the lenders under our credit facility could foreclose on the pledged assets to the exclusion of holders of the notes, even if an event of default exists under the indenture governing the notes at such time. Furthermore, if the lenders foreclose and sell the pledged equity interests in any guarantor in a transaction permitted under the terms of the indenture governing the notes, then such guarantor will be released from its guarantee of the notes automatically and immediately upon such sale. In any such event, because the notes are not secured by any of such assets or by the equity interests in any such guarantor, it is possible that there would be no assets from which your claims could be satisfied or, if any assets existed, they might be insufficient to satisfy your claims in full. Please see “Management’s discussion and analysis of financial condition and results of operations—Capital commitments, capital resources and liquidity.”

As of June 30, 2009, after giving effect to the issuance and sale of the notes and the application of the estimated net proceeds therefrom as set forth under “Use of proceeds” to pay down a portion of the borrowings outstanding under our credit facility, we would have had total consolidated indebtedness of $667.5 million, consisting of $417.5 million of secured indebtedness outstanding under our credit facility and $250.0 million of the notes offered hereby, the subsidiary guarantors would have had total indebtedness of $667.5 million, consisting of $417.5 million of secured guarantees under our credit facility and $250.0 million of guarantees of the notes offered hereby, excluding intercompany indebtedness, and we would have been able to incur an additional $535.6 million of secured indebtedness under our credit facility (after giving effect to the reduction in our borrowing base as a result of the issuance of the notes). See “Description of other indebtedness—Senior secured credit facility.”

Our ability to repay our debt, including the notes, is affected by the cash flow generated by our subsidiaries.

Our subsidiaries own substantially all of our assets and conduct all of our operations. Accordingly, repayment of our indebtedness, including the notes, will be dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. All of our existing subsidiaries on the date of completion of this offering will guarantee our obligations under the notes. Unless they guarantee the notes, any of our future subsidiaries will not have any obligation to pay amounts due on the notes or to make funds available for that purpose. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the notes. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. While the indenture governing the notes limits the ability of our subsidiaries to incur consensual encumbrances or restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to waiver and certain qualifications and exceptions. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal, premium, if any, and interest payments on our indebtedness, including the notes.

Claims of noteholders will be structurally subordinated to claims of creditors of any of our future subsidiaries that do not guarantee the notes.

We conduct all of our operations through our subsidiaries. Subject to certain limitations, the indenture governing the notes permits us to form or acquire certain subsidiaries that are not guarantors of the notes and to permit such non-guarantor subsidiaries to acquire assets and incur indebtedness, and noteholders would not have any claim as a creditor against any of our non-guarantor subsidiaries to the assets and earnings of those subsidiaries. The claims of the creditors of those subsidiaries, including their trade creditors, banks and other lenders, would have priority over any of our claims or those of our other subsidiaries as equity holders of the non-guarantor subsidiaries. Consequently, in any insolvency, liquidation, reorganization, dissolution or other winding-up of any of the non-guarantor subsidiaries, creditors of those subsidiaries would be paid before any amounts would be distributed to us or to any of the guarantors as equity, and thus be available to satisfy our obligations under the notes and other claims against us or the guarantors.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the notes.

Any default under the agreements governing our indebtedness, including a default under our credit facility, that is not waived, and the remedies sought by the holders of such indebtedness, could prevent us from paying principal, premium, if any, and interest on the notes and substantially decrease the market value of the notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including covenants in the instruments governing our indebtedness (including covenants in our credit facility and the indenture governing the notes), we could be in default under the terms of the agreements governing such indebtedness, including our credit facility and the indenture governing the notes. In the event of such default:

•	the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest;

•	the lenders under our credit facility could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets; and

•	we could be forced into bankruptcy or liquidation.

If our operating performance declines, we may in the future need to obtain waivers under our credit facility to avoid being in default. If we breach our covenants under our credit facility and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under our credit facility, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

We may not be able to repurchase the notes upon a change of control.

Upon the occurrence of specific kinds of change of control events, we may be required to offer to repurchase all outstanding notes at 101% of their principal amount plus accrued and unpaid interest, if any. The source of funds for any such purchase of the notes will be our available cash or cash generated from the operations of our subsidiaries or other sources, including borrowings, sales of assets or sales of equity or debt securities. We may not be able to repurchase the notes upon a change of control because we may not have sufficient financial resources to purchase all of the notes that are tendered upon a change of control. Our failure to repurchase the notes upon a change of control would cause a default under the indenture governing the notes and could lead to a cross default under our credit facility.

The change of control put right might not be enforceable.

In a recent decision, the Chancery Court of Delaware raised the possibility that a change of control put right occurring as a result of a failure to have “continuing directors” comprising a majority of a board of directors might be unenforceable on public policy grounds.

Federal bankruptcy and state fraudulent transfer laws and other limitations may preclude the recovery of payments under the guarantees.

Initially, all of our subsidiaries will guarantee the notes. Federal bankruptcy and state fraudulent transfer laws permit a court, if it makes certain findings, to avoid all or a portion of the obligations of the guarantors pursuant to their guarantees of the notes, or to subordinate any such guarantor’s obligations under such guarantee to claims of its other creditors, reducing or eliminating the noteholders’ ability to recover under such guarantees. Although laws differ among these jurisdictions, in general, under applicable fraudulent transfer or conveyance laws, a guarantee could be voided as a fraudulent transfer or conveyance if (1) the guarantee was incurred with the intent of hindering, delaying or defrauding creditors; or (2) the guarantor received less than reasonably equivalent value or fair consideration in return for incurring the guarantee and, in the case of (2) only, one of the following is also true:

•	the guarantor was insolvent or rendered insolvent by reason of the incurrence of the guarantee or subsequently become insolvent for other reasons;

•	the incurrence of the guarantee left the guarantor with an unreasonably small amount of capital to carry on the business; or

•	the guarantor intended to, or believed that it would, incur debts beyond its ability to pay such debts as they mature.

A court would likely find that a guarantor did not receive reasonably equivalent value or fair consideration for its guarantee if the guarantor did not substantially benefit directly or indirectly from the issuance of the notes. If a court were to void a guarantee, you would no longer have a claim against the guarantor. Sufficient funds to repay the notes may not be available from other sources, including the remaining guarantors, if any. In addition, the court might direct you to repay any amounts that you already received from the guarantor.

The measures of insolvency for purposes of fraudulent transfer laws vary depending upon the governing law. Generally, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they became absolute and mature; or

•	it could not pay its debts as they became due.

Each guarantee will contain a provision intended to limit the guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. This provision may not be effective to protect the guarantees from being voided under fraudulent transfer law.

An active trading market for the notes may not develop.

There is no existing market for the notes. The notes will not be listed on any securities exchange. There can be no assurance that a trading market for the notes will ever develop or will be maintained. Further, there can be no assurance as to the liquidity of any market that may develop for the notes, your ability to sell your notes or the price at which you will be able to sell your notes. Future trading prices of the notes will depend on many factors, including prevailing interest rates, our financial condition and results of operations, the then-current ratings assigned to the notes and the market for similar securities. Any trading market that develops would be affected by many factors independent of and in addition to the foregoing, including the:

•	time remaining to the maturity of the notes;

•	outstanding amount of the notes;

•	terms related to optional redemption of the notes; and

•	level, direction and volatility of market interest rates generally.

If an active market does not develop or is not maintained, the market price and liquidity of the notes may be adversely affected.

The notes are expected to be issued with original issue discount for U.S. federal income tax purposes.

The notes are expected to be issued with original issue discount (“OID”) for U.S. federal income tax purposes. If this is the case and if you are a U.S. holder, you generally will be required to accrue OID on a current basis as ordinary income and pay tax accordingly, even before you receive cash attributable to that income and regardless of your method of tax accounting. For further discussion of the computation and reporting of OID, see “United States federal income and estate tax consequences—Tax consequences to U.S. holders—Stated interest and OID on the notes.”

Additionally, a bankruptcy court may not allow a claim for all or a portion of any unamortized amount of any OID on the notes.

Many of the covenants contained in the indenture will terminate if the notes are rated investment grade by both of Standard & Poor’s Ratings Services and Moody’s Investors Service, Inc.

Many of the covenants in the indenture governing the notes will terminate if the notes are rated investment grade by both of Standard & Poor’s Ratings Service and Moody’s Investors Service, Inc., provided at such time no default under the indenture has occurred and is continuing. These covenants will restrict, among other things, our ability to pay dividends, to incur debt and to enter into certain other transactions. There can be no assurance that the notes will ever be rated investment grade, or that if they are rated investment grade, that the notes will maintain such ratings. However, termination of these covenants would allow us to engage in certain transactions that would not be permitted while these covenants were in force. Please see “Description of notes—Covenant termination.”

Ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends

The following table contains our consolidated ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends for the periods indicated.

	Concho Resources Inc.							Chase Group Properties
		Years ended				Inception (April 21,		Years ended
	Six months ended	December 31,				2004) through		December 31,
	June 30, 2009	2008	2007	2006	2005	December 31, 2004		2005	2004

Ratios of earnings to fixed charges[a]	[c]	15.36	2.00	1.97	2.01		[c]	NMd	NM	[d]
Ratios of earnings to fixed charges and preferred stock dividends[b]	[e]	15.36	2.00	1.90	[f]		[e]	NMd	NM	[d]

(a)	The ratio has been computed by dividing earnings by fixed charges. For purposes of computing the ratio:

•	earnings include income (loss) before income taxes, adjusted for interest expense and the portion of rental expense deemed to be representative of the interest component of rental expense; and

•	fixed charges consist of interest expense, capitalized interest and the portion of rental expense deemed to be representative of the interest component of rental expense.

(b)	The ratio has been computed by dividing earnings by fixed charges and preferred stock dividends. For purposes of computing the ratio:

•	earnings include income (loss) before income taxes, adjusted for interest expense and the portion of rental expense deemed to be representative of the interest component of rental expense; and

•	fixed charges and preferred stock dividends consist of interest expense, capitalized interest, the portion of rental expense deemed to be representative of the interest component of rental expense and preferred stock dividends.

(c)	Due to our net loss for the six months ended June 30, 2009 and from inception (April 21, 2004) through December 31, 2004, the ratio coverage was less than 1:1. To achieve ratio coverage of 1:1, we would have needed additional earnings of approximately $80.3 million and $3.6 million, respectively.

(d)	Not meaningful, as there were no fixed charges or preferred stock dividends for these periods.

(e)	Due to our net loss for the six months ended June 30, 2009 and from inception (April 21, 2004) through December 31, 2004, the ratio coverage was less than 1:1. To achieve a ratio coverage of 1:1, we would have needed additional earnings of approximately $80.3 million and $4.4 million, respectively.

(f)	Due to the fixed charges and preferred stock dividends exceeding earnings for the period, we would have needed additional earnings of approximately $1.1 million to achieve a ratio coverage of 1:1.

Use of proceeds

We expect the net proceeds from this offering to be approximately $242.5 million, after deducting estimated fees and expenses (including underwriting discounts and commissions but excluding any original issue discount). We intend to use the net proceeds from this offering to repay a portion of the outstanding borrowings under our credit facility.

Our credit facility matures on July 31, 2013. At June 30, 2009, we had outstanding borrowings thereunder of approximately $660 million, which bore interest at a rate of approximately 2.82%. Borrowings under the credit facility are incurred for general corporate purposes, including the funding of our capital budget. Any amounts repaid with the proceeds from this offering may be reborrowed in the future. As of June 30, 2009, after giving effect to the issuance and sale of the notes and the application of the estimated net proceeds therefrom and the automatic reduction in the borrowing base under our credit facility resulting from the issuance of the notes, we would have been able to incur an additional $535.6 million of indebtedness under our credit facility. For further discussion, see ‘’Description of other indebtedness—Senior secured credit facility.”

Capitalization

The following table sets forth our capitalization at June 30, 2009:

•	on an actual basis; and

•	on an as adjusted basis to give effect to (i) the completion of this offering and (ii) our application of the estimated net proceeds from this offering in the manner described in “Use of proceeds.”

	June 30, 2009
(unaudited) (in thousands)	Actual	As adjusted

Cash and cash equivalents	$3,081	$3,081

Long-term debt:
Credit facility[a]	$660,000	$417,500
% Senior Notes due 2017[b]	–	250,000

Total long-term debt	660,000	667,500

Stockholders’ equity:
Common stock, $0.001 par value; 300,000,000 authorized; 85,529,591 shares issued at June 30, 2009 actual and as adjusted	86	86
Additional paid-in capital	1,020,060	1,020,060
Retained earnings	269,726	269,726
Treasury stock, at cost; 9,341 shares at June 30, 2009	(317)	(317)

Total stockholders’ equity	1,289,555	1,289,555

Total capitalization	$1,949,555	$1,957,055

(a)	As of June 30, 2009, after giving effect to the issuance and sale of the notes and the application of the estimated net proceeds therefrom and the automatic reduction in the borrowing base under our credit facility resulting from the issuance of the notes, we would have been able to incur an additional $535.6 million of indebtedness under our credit facility. For further discussion, see “Description of other indebtedness—Senior secured credit facility.”

(b)	Does not include the impact of any original issue discount.

Selected historical financial data

The following tables show our selected historical financial data as of and for the periods indicated. The selected historical consolidated financial data presented below is not intended to replace our historical consolidated financial statements. You should read the following data along with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related the notes, each of which is included or incorporated by reference in this prospectus supplement.

Selected historical financial information

The following table shows selected historical financial data related to us (as the accounting successor to Concho Equity Holdings Corp., which is now known as Concho Equity Holdings LLC) and combined financial data of the properties we acquired from Chase Oil Corporation, Caza Energy LLC and other related working interest owners (which we refer to collectively as the “Chase Group Properties”). We have accounted for the combination transaction that occurred on February 27, 2006, as an acquisition by Concho Equity Holdings Corp. of the Chase Group Properties and a simultaneous reorganization of Concho such that Concho Equity Holdings Corp. became our wholly owned subsidiary.

Our historical results of operations for the periods presented below may not be comparable either from period to period or going forward, for the following reasons:

•	prior to December 7, 2004, Concho Equity Holdings Corp. did not own any material assets and did not conduct substantial operations other than organizational activities;

•	on December 7, 2004, Concho Equity Holdings Corp. acquired oil and gas assets for approximately $117 million and commenced oil and gas operations;

•	on February 27, 2006, the initial closing of the Chase Oil transaction occurred, and we acquired the Chase Group Properties for approximately 35 million shares of common stock and approximately $409 million in cash;

•	on March 27, 2007, we entered into a $200 million second lien term loan facility from which we received proceeds of $199 million that we used to repay the $39.8 million outstanding under our prior term loan facility and to reduce the outstanding balance under our credit facility by $154 million, with the remaining $5.2 million used to pay loan fees, accrued interest and for general corporate purposes;

•	in August 2007, we completed our initial public offering of common stock from which we received proceeds of $173 million that we used to retire outstanding borrowings under our second lien term loan facility totaling $86.5 million and to retire outstanding borrowings under our credit facility totaling $86.5 million; and

•	on July 31, 2008, we closed our acquisition of the Henry Entities and additional non-operated interests in oil and gas properties from persons affiliated with the Henry Entities. In August 2008 and September 2008, we acquired additional non-operated interests in oil and gas properties from persons affiliated with the Henry Entities. We paid approximately $583.5 million in net cash for the acquisition of the Henry Entities and the related acquisition of the along-side interests, which was funded with borrowings under our credit facility, which was amended and restated on July 31, 2008, and net proceeds of approximately $242.4 million from our private placement of 8,302,894 shares of our common stock.

The historical financial data below for the Chase Group Properties for the years ended December 31, 2005 and 2004 are derived from the audited financial statements of the Chase Group Properties. Our historical financial data below for the years ended December 31, 2008, 2007, 2006 and 2005, and for the period from inception (April 21, 2004) through December 31, 2004, are derived from our audited financial statements. Our historical financial data below for the six months ended June 30, 2009 and 2008 are derived from our unaudited consolidated financial statements and the notes thereto and, in our opinion, have been prepared on a basis consistent with the audited financial statements and the notes thereto and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this information.

	Concho Resources Inc.
							Inception
							(April 21,	Chase Group Properties
							2004) through	Years ended
	Six months ended June 30,		Years ended December 31,				December 31,	December 31,
	2009	2008	2008[a]	2007	2006[b]	2005	2004[c]	2005	2004
(in thousands, except per share amounts)
	(unaudited)

Statement of operations data:
Operating revenues:
Oil sales	$166,485	$171,226	$390,945	$195,596	$131,773	$31,621	$1,851	$73,132	$66,529
Natural gas sales	46,849	72,868	142,844	98,737	66,517	23,315	1,771	46,546	41,247

Total operating revenues	213,334	244,094	533,789	294,333	198,290	54,936	3,622	119,678	107,776

Operating costs and expenses:
Oil and gas production	50,583	38,874	91,234	54,267	37,822	14,635	746	23,277	20,964
Exploration and abandonments	7,419	3,464	38,468	29,098	5,612	2,666	1,850	–	179
Depreciation, depletion and amortization	103,150	43,294	123,912	76,779	60,722	11,485	956	18,646	20,196
Accretion of discount on asset retirement obligations	579	301	889	444	287	89	7	446	263
Impairments of long-lived assets	8,555	69	18,417	7,267	9,891	2,295	–	194	3,233
General and administrative	21,805	13,237	35,553	21,336	12,577	8,055	3,086	1,702	1,387
Stock-based compensation	4,113	3,029	5,223	3,841	9,144	3,252	1,128	–	–
Bad debt expense	–	1,799	2,905	–	–	–	–	–	–
Contract drilling fees—stacked rigs	–	–	–	4,269	–	–	–	–	–
Ineffective portion of cash flow hedges	–	(920)	(1,336)	821	(1,193)	1,148	–	–	–
(Gain) loss on derivatives not designated as hedges	86,652	119,634	(249,870)	20,274	–	5,001	(684)	1,062	7,936

Total operating costs and expenses	282,856	222,781	65,395	218,396	134,862	48,626	7,089	45,327	54,158

Income (loss) from operations	(69,522)	21,313	468,394	75,937	63,428	6,310	(3,467)	74,351	53,618

Other income (expense):
Interest expense	(10,570)	(9,500)	(29,039)	(36,042)	(30,567)	(3,096)	(272)	–	–
Other, net	(148)	1,331	1,432	1,484	1,186	779	168	–	–

Total other expense	(10,718)	(8,169)	(27,607)	(34,558)	(29,381)	(2,317)	(104)	–	–

Income (loss) before income taxes	(80,240)	13,144	440,787	41,379	34,047	3,993	(3,571)	74,351	53,618
Income tax (expense) benefit	33,797	(5,199)	(162,085)	(16,019)	(14,379)	(2,039)	915	–	–

Net income (loss)	(46,443)	7,945	278,702	25,360	19,668	1,954	(2,656)	$74,351	$53,618

Preferred stock dividends	–	–	–	(45)	(1,244)	(4,766)	(804)
Effect of induced conversion of preferred stock	–	–	–	–	11,601	–	–

Net income (loss) applicable to common shareholders	$(46,443)	$7,945	$278,702	$25,315	$30,025	$(2,812)	$(3,460)

Basic earnings (loss) per share:
Net income (loss) per share	$(0.55)	$0.11	$3.52	$0.39	$0.63	$(0.70)	$(3.48)

Shares used in basic earnings (loss) per share	84,665	75,569	79,206	64,316	47,287	4,059	994

Diluted earnings (loss) per share:
Net income (loss) per share	$(0.55)	$0.10	$3.46	$0.38	$0.59	$(0.70)	$(3.48)

Shares used in diluted earnings (loss) per share	84,665	77,034	80,587	66,309	50,729	4,059	994

								Chase Group
	Concho Resources Inc.							Properties
							Inception (April 21,	Years ended
	Six months ended June 30,		Years ended December 31,				2004) through	December 31,
	2009	2008	2008[a]	2007	2006[b]	2005	December 31, 2004[c]	2005	2004
(in thousands)
	(unaudited)

Other financial data:
Net cash provided by (used in) operations	$118,232	$162,948	$391,397	$169,769	$112,181	$25,070	$(2,193)	$93,162	$84,202
Net cash used in investing activities	(162,828)	(142,127)	(946,050)	(160,353)	(596,852)	(61,902)	(122,473)	(35,611)	(30,045)
Net cash provided by (used in) financing	29,925	(19,529)	541,981	19,886	476,611	45,358	125,322	(57,551)	(54,157)
Capital expenditures on oil and natural gas properties	223,283	122,757	347,702	162,378	182,389	52,768	6,450	29,709	25,372

								Chase Group
	Concho Resources Inc.							Properties
	June 30,		December 31,					December 31,
	2009	2008	2008[a]	2007	2006[b]	2005	2004[c]	2005	2004
(in thousands)
	(unaudited)

Balance sheet data:
Cash and cash equivalents	$3,081	$31,716	$17,752	$30,424	$1,122	$9,182	$656	$–	$–
Property and equipment, net	2,487,166	1,475,521	2,401,404	1,394,994	1,320,655	170,583	115,455	149,042	135,568
Total assets	2,764,799	1,634,233	2,815,203	1,508,229	1,390,072	232,385	130,717	161,792	145,100
Long-term debt, including current maturities	660,000	300,953	630,000	327,404	495,500	72,000	53,000	–	–
Equity	1,289,555	783,959	1,325,154	775,398	575,156	109,670	71,710	150,814	134,014

(a)	The acquisition of the Henry Entities occurred on July 31, 2008.

(b)	The acquisition of the Chase Group Properties was substantially consummated on February 27, 2006.

(c)	The acquisition of the Lowe Properties was completed on December 7, 2004. See “—Selected historical financial and operating information for Lowe Properties” below.

Selected historical financial and operating information for Lowe Properties

On December 7, 2004, we acquired the Lowe Properties for $117 million. The selected financial data below for the Lowe Properties for the period from January 1, 2004 through November 30, 2004 were derived from the audited statements of revenue and direct operating expenses of the Lowe Properties included in our prospectus dated August 2, 2007 and filed with the SEC pursuant to Rule 424(b) on August 3, 2007 and information provided by the seller.

Period from
January 1
through
November 30,
(in thousands)	2004

Revenues	$34,663
Direct operating expenses:
Lease operating expense	6,983
Production tax expense	2,159
Other expenses	461

Total operating costs and expenses	9,603

Revenues in excess of direct operating expenses	$25,060

Management’s discussion and analysis of
financial condition and results of operations

The following discussion is intended to assist in understanding our business and results of operations together with our present financial condition. This section should be read in conjunction with our historical consolidated financial statements and notes included in our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009, which are incorporated by reference herein.

During the third quarter of 2008, we closed a significant acquisition as discussed below. As a result of the acquisition, many comparisons between periods will be difficult or impossible. See “—Items impacting comparability of our financial results.”

Statements in this section may include forward-looking statements. These forward-looking statements involve risks and uncertainties. We caution that a number of factors could cause future production, revenue and expenses to differ materially from our expectations. See “Cautionary statement regarding forward-looking statements.”

Overview

We are an independent oil and natural gas company engaged in the acquisition, development, exploitation and exploration of producing oil and natural gas properties. Our operations are primarily focused in the Permian Basin of Southeast New Mexico and West Texas. We have also acquired significant acreage positions in and are actively involved in drilling or participating in drilling in emerging plays located in the Permian Basin of Southeast New Mexico and the Williston Basin in North Dakota, where we are applying horizontal drilling and advanced fracture stimulation. Oil comprised 62.9 percent of our 137.3 MMBoe of estimated net proved reserves at December 31, 2008, and 67.1 percent of our 5.2 MMBoe of production during the six months ended June 30, 2009. We generally seek to operate the wells in which we own an interest, and we operated wells that accounted for 93.1 percent of our proved developed producing PV-10 at December 31, 2008 and 65.1 percent of our 3,738 gross wells at June 30, 2009. By controlling operations, we believe that we are able to more effectively manage the cost and timing of exploration and development of our properties, including the drilling, completion and stimulation methods used.

Commodity prices

Factors that may impact future commodity prices, including the price of oil and natural gas, include:

•	developments generally impacting the Middle East, including Iraq and Iran;

•	the extent to which members of the Organization of Petroleum Exporting Countries and other oil exporting nations are able to continue to manage oil supply through export quotas;

•	the overall global demand for oil; and

•	overall North American natural gas supply and demand fundamentals, including:

•	the impact of the decline of the United States economy,
•	weather conditions, and
•	liquefied natural gas deliveries to the United States.

Although we cannot predict the occurrence of events that may affect future commodity prices or the degree to which these prices will be affected, the prices for any commodity that we produce will generally approximate current market prices in the geographic region of the production. From time to time, we expect that we may economically hedge a portion of our commodity price risk to mitigate the impact of price volatility on our business.

Oil prices in 2008 were high and particularly volatile compared to historical prices. In addition, natural gas prices have been subject to significant fluctuations during the past several years. In general, oil and natural gas prices were substantially lower during the comparable periods of 2009 measured against 2008. The following table sets forth the average NYMEX oil and natural gas prices for the six months ended June 30, 2009 and 2008 and for the years ended December 31, 2008, 2007 and 2006, as well as the high and low NYMEX price for the same periods:

	Six months ended June 30,		Years ended December 31,
	2009	2008	2008	2007	2006

Average NYMEX prices:
Oil (per Bbl)	$51.61	$111.02	$99.75	$72.45	$66.26
Natural gas (per MMBtu)	$4.15	$10.10	$8.89	$7.11	$6.99
High/low NYMEX prices:
Oil (per Bbl):
High	$72.68	$140.21	$145.29	$98.18	$77.03
Low	$33.98	$86.99	$33.87	$50.48	$55.81
Natural gas (per MMBtu):
High	$6.07	$13.35	$13.58	$8.64	$11.23
Low	$3.25	$7.48	$5.29	$5.38	$4.20

Further demonstrating continuing volatility, the NYMEX oil price and NYMEX natural gas price reached highs and lows of $74.37 and $59.52 per Bbl and $4.04 and $2.51 per MMBtu, respectively, during the period from July 1, 2009 to September 8, 2009. At September 8, 2009, the NYMEX oil price and NYMEX natural gas price were $71.10 per Bbl and $2.81 MMBtu, respectively.

Henry Entities acquisition

On July 31, 2008, we closed the acquisition of Henry Petroleum LP and certain entities affiliated with Henry Petroleum LP (collectively, the “Henry Entities”) and additional non-operated interests in oil and natural gas properties from persons affiliated with the Henry Entities. In August 2008 and September 2008, we acquired additional non-operated interests in oil and natural gas properties from persons affiliated with the Henry Entities. The assets acquired in the Henry Entities acquisition, including the additional non-operated interests, are referred to as the

“Henry Properties.” We paid $583.5 million in cash for the Henry Properties acquisition, which was funded with borrowings under our credit facility, which was amended and restated on July 31, 2008, and net proceeds of approximately $242.4 million from our contemporaneous private placement of 8,302,894 shares of our common stock.

2009 capital budget

On November 6, 2008, our board of directors approved the following capital budget for 2009, predicated on funding it substantially within our cash flow:

		Current 2009
	Original 2009	planned capital
(in millions)	budget	expenditures

Drilling and recompletion opportunities in our core operating areas	$398	$316
Projects operated by third parties	8	5
Emerging plays, acquisition of leasehold acreage and other property interests, and geological and geophysical	72	60
Maintenance capital in our core operating areas	22	19

Total 2009 capital budget	$500	$400

In January 2009, in light of the significant drop in commodity prices during the fourth quarter of 2008, we took actions to reduce our activities to a level that would allow us to fund our capital expenditures substantially within our cash flow, which at the time resulted in estimated annual capital expenditures of approximately $300 million for 2009. As a result of improved commodity prices, in particular oil prices, we recently increased our estimated capital expenditures for 2009 to approximately $400 million, which we believe we can substantially fund within our cash flow. We will continue to monitor our capital expenditures, at least on a quarterly basis, in relation to our cash flow and expect to adjust our activity and capital spending level based on changes in commodity prices and the cost of goods and services and other considerations.

During the first half of 2009, we incurred approximately $207.0 million of capital expenditures (excluding the effects of asset retirement obligations and adjustments to the acquisition of the Henry Properties). These costs were modestly in excess of our cash flows (including effects of derivative cash receipts/payments) during that period. For the balance of 2009, we expect to use the remaining approximately $193 million of our planned capital expenditures to pursue increased opportunities in our core operating areas along with targeted opportunities in our emerging plays.

Reaffirmed borrowing base

We amended our credit agreement on April 7, 2009, to (i) reaffirm our borrowing base at $960 million; (ii) add certain provisions relating to defaulting lenders which, among other things, require us, at the request of the administrative agent, to cash collateralize or prepay a defaulting lender’s pro rata share of letter of credit and swingline loan exposure; (iii) amend the calculation of alternate base rate interest, which is used in connection with non-Eurodollar rate loans from the greater of (a) the JPMorgan Chase Bank prime rate or (b) the federal funds rate plus 0.50% to the greatest of the (x) JPMorgan Chase Bank prime rate, (y) the federal funds rate plus 0.50% and (z) the rate for one-month U.S. dollar deposits in the London interbank market plus 1.00% and (iv) revise the pricing schedule to increase (a) the Eurodollar rate margin from a range of 1.25% to 2.75% to a range of 2.00% to 3.00% (depending on the then-current borrowing base usage), (b) the alternate base rate margin from a range of 0.00% to 1.25% to a range of 1.125% to 2.125% (depending on the then-current borrowing base usage), and (c) the unused commitment fee rate from a range of 0.25% to 0.50% to a flat rate of 0.50%.

Short-term interruptions in production

During 2008, our production was interrupted on several occasions. The following describes significant interruptions:

•	None of our properties and facilities were directly impacted by Hurricane Ike; however, facilities which ultimately received our production, primarily natural gas liquids, sustained power interruptions and physical damage. As a result, our production was either curtailed or shut-in for significant periods of time. As a result, we estimate that our September 2008 production was reduced by approximately 117 MBoe and our October 2008 production was reduced by approximately 33 MBoe.

•	On May 16, 2008, a refinery located in New Mexico shut down for ten days due to repairs. As a result, we temporarily shut-in approximately 37 MBoe of production.

•	On April 7, 2008, a natural gas processing plant through which we process and sell a portion of the production from our New Mexico shelf properties was curtailed for its annual routine maintenance. The plant resumed full operation on April 19, 2008, and we thereafter began restoring production from all of our properties that had been affected. Approximately 75 MBoe of our production was shut-in as a result of this plant shut-down.

•	During the first quarter of 2008, we experienced short-term interruptions in our production on our New Mexico shelf properties due to operational problems with a natural gas processing plant. There were a total of ten days of curtailment during the first quarter, and approximately 17 MBoe of our production was curtailed during this period.

Derivative financial instrument exposure

At June 30, 2009, the fair value of our financial derivatives was a net asset of $24.3 million. All of our counterparties to these financial derivatives are parties to our credit facility and have their outstanding debt commitments and derivative exposures collateralized pursuant to our credit facility. Pursuant to the terms of our financial derivative instruments and their collateralization under our credit facility, we do not have exposure to potential “margin calls” on our financial derivative instruments.

We currently have no reason to believe that our counterparties to these commodity derivative contracts are not financially viable. Our credit facility does not allow us to offset amounts we may owe a lender under our credit facility against amounts we may be owed related to our derivative financial instruments with such party.

New commodity derivative contracts. During the six months ended June 30, 2009, we entered into additional commodity derivative contracts to economically hedge a portion of our estimated future production. The following table summarizes information about these additional commodity derivative contracts:

	Aggregate volume	Index price		Contract period

Oil (volumes in Bbls):
Price collar	600,000	$45.00 – $49.00	a d	3/1/09 – 5/31/09
Price swap	270,000	$69.50	[a]	7/1/09 – 9/30/09
Price swap	540,000	$51.62	a d	7/1/09 – 12/31/09
Price swap	150,000	$69.50	[a]	10/1/09 – 12/31/09
Price swap	2,508,000	$62.15	a d	1/1/10 – 12/31/10
Price swap	1,800,000	$72.17	a d	1/1/11 – 12/31/11
Natural gas (volumes in MMBtus):
Price collar	1,500,000	$5.00 – $5.81	[b]	10/1/09 – 12/31/09
Price collar	1,500,000	$5.00 – $5.81	[b]	1/1/10 – 3/31/10
Price collar	3,000,000	$5.25 – $5.75	[b]	4/1/10 – 9/30/10
Price collar	1,500,000	$6.00 – $6.80	[b]	10/1/10 – 12/31/10
Price collar	1,500,000	$6.00 – $6.80	[b]	1/1/11 – 3/31/11

Price swap	3,000,000	$4.31	[b]	4/1/09 – 9/30/09
Price swap	600,000	$4.66	[b]	7/1/09 – 9/30/09
Price swap	450,000	$4.66	[b]	10/1/09 – 12/31/09
Price swap	2,400,000	$6.31	[b]	1/1/10 – 12/31/10
Price swap	300,000	$7.29	[b]	1/1/11 – 3/31/11
Price swap	5,400,000	$6.96	b d	4/1/11 – 12/31/11

Basis swap	600,000	$0.79	[c]	7/1/09 – 9/30/09
Basis swap	450,000	$0.89	[c]	10/1/09 – 12/31/09
Basis swap	8,400,000	$0.85	c d	1/1/10 – 12/31/10
Basis swap	1,800,000	$0.87	c d	1/1/11 – 3/31/11
Basis swap	5,400,000	$0.76	[c]	4/1/11 – 12/31/11

(a)	The index prices for the oil price swaps and collars are based on the NYMEX-West Texas Intermediate monthly average futures price.

(b)	The index price for the natural gas price swaps and collars are based on the NYMEX-Henry Hub last trading day futures price.

(c)	Represents the basis differential between the El Paso Permian delivery point and NYMEX Henry Hub delivery point.

(d)	Prices represent weighted-average prices.

After June 30, 2009, we entered into the following oil price swaps to hedge an additional portion of our estimated oil production:

	Aggregate volume	Index price		Contract period

Oil (volumes in Bbls):
Price swap	273,000	$67.50	[a]	8/1/09 – 12/31/09
Price swap	799,000	$67.50	[a]	1/1/10 – 12/31/10
Price swap	801,000	$70.53	a b	1/1/11 – 12/31/11

(a)	The index prices for the oil price swaps are based on the NYMEX-West Texas Intermediate monthly average futures price.

(b)	Prices represent weighted-average prices.

Items impacting comparability of our financial results

Our historical results of operations for the periods presented may not be comparable, either from period to period or going forward, for the reasons described below:

•	On February 24, 2006, we entered into a combination agreement in which we agreed to purchase the Chase Group Properties and combine them with substantially all of the outstanding equity interests of Concho Equity Holdings Corp. to form Concho. We have accounted for the combination transaction that occurred on February 27, 2006, as an acquisition by Concho Equity Holdings Corp. of the Chase Group Properties and a simultaneous reorganization of Concho such that Concho Equity Holdings Corp. became our wholly owned subsidiary. Concho Equity Holdings Corp. is our predecessor for accounting purposes. As a result, our historical financial statements prior to February 27, 2006, are the financial statements of Concho Equity Holdings Corp.

•	On February 27, 2006, the initial closing of the Chase Oil transaction occurred, and we acquired the Chase Group Properties for approximately 35 million shares of common stock and approximately $409 million in cash.

•	On March 27, 2007, we entered into a $200 million second lien term loan facility from which we received proceeds of $199 million that we used to repay the $39.8 million outstanding under our prior term loan facility and to reduce the outstanding balance under our credit facility by $154 million, with the remaining $5.2 million used to pay loan fees, accrued interest and for general corporate purposes.

•	In August 2007, we completed our initial public offering of common stock from which we received proceeds of $173 million that we used to retire outstanding borrowings under our second lien term loan facility totaling $86.5 million, and to retire outstanding borrowings under our credit facility totaling $86.5 million.

•	On July 31, 2008, we closed our acquisition of the Henry Entities and additional non-operated interests in oil and gas properties from persons affiliated with the Henry Entities. In August 2008 and September 2008, we acquired additional non-operated interests in oil and gas properties from persons affiliated with the Henry Entities. We paid approximately $583.5 million in net cash for the acquisition of the Henry Entities and the related acquisition of the along-side interests, which was funded with borrowings under our credit facility, which was amended and restated on July 31, 2008, and net proceeds of approximately $242.4 million from our private placement of 8,302,894 shares of our common stock.

Results of operations

The following table presents selected financial and operating information for the years ended December 31, 2008, 2007 and 2006 and for the six months ended June 30, 2009 and 2008:

	Six months ended
	June 30,		Years ended December 31,
	2009	2008	2008	2007	2006

Net production volumes:
Oil (MBbl)	3,518	1,786	4,586	3,014	2,295
Natural gas (MMcf)	10,369	6,451	14,968	12,064	9,507
Total (MBoe)	5,246	2,861	7,081	5,025	3,880
Average daily production volumes:
Oil (Bbl)	19,436	9,813	12,530	8,258	6,288
Natural gas (Mcf)	57,287	35,445	40,896	33,052	26,047
Total (Boe)	28,984	15,721	19,347	13,767	10,630
Average prices:
Oil, without hedges (Bbl)	$47.32	$107.39	$91.92	$68.58	$60.47
Oil, with hedges[a] (Bbl)	$47.32	$95.87	$85.25	$64.90	$57.42
Natural gas, without hedges (Mcf)	$4.52	$11.33	$9.59	$8.08	$6.87
Natural gas, with hedges[a] (Mcf)	$4.52	$11.30	$9.54	$8.18	$7.00
Total, without hedges (Boe)	$40.67	$92.59	$79.80	$60.54	$52.62
Total, with hedges[a] (Boe)	$40.67	$85.32	$75.38	$58.56	$51.12

(a)	These prices do not reflect the cash receipts/payments related to the oil and natural gas derivatives that were not designated as hedges and are reflected in gain (loss) on derivatives not designated as hedges in our statements of operations. If the cash receipts/payments related to the oil and natural gas derivatives that were not designated as hedges were included in our oil and natural gas sales, our oil and natural gas prices would be as follows:

			Years ended
	Six months ended June 30,		December 31,
	2009	2008	2008	2007	2006

Oil (Bbl)	$63.36	$86.93	$83.55	$64.90	$57.42
Natural gas (Mcf)	$5.08	$11.23	$9.64	$8.33	$7.00
Total (Boe)	$52.53	$79.59	$74.49	$58.93	$51.12

The presentation above provides the effect of our oil and natural gas derivatives program without consideration for the financial presentation of the cash receipts/payments on the oil and natural gas derivatives.

Six months ended June 30, 2009 compared to six months ended June 30, 2008

Oil and natural gas revenues. Revenue from oil and natural gas operations was $213.3 million for the six months ended June 30, 2009, a decrease of $30.8 million (13 percent) from $244.1 million for the six months ended June 30, 2008. This decrease was primarily due to substantial decreases in realized oil and natural gas prices, offset by increased production (i) as a result of the acquisition of the Henry Properties on July 31, 2008 and (ii) due to successful drilling efforts during 2008 and 2009. Specifically the:

•	average realized oil price (after giving effect to hedging activities) was $47.32 per Bbl during the six months ended June 30, 2009, a decrease of 51 percent from $95.87 per Bbl during the six months ended June 30, 2008;

•	total oil production was 3,518 MBbl for the six months ended June 30, 2009, an increase of 1,732 MBbl (97 percent) from 1,786 MBbl for the six months ended June 30, 2008;

•	average realized natural gas price (after giving effect to hedging activities) was $4.52 per Mcf during the six months ended June 30, 2009, a decrease of 60 percent from $11.30 per Mcf during the six months ended June 30, 2008;

•	total natural gas production was 10,369 MMcf for the six months ended June 30, 2009, an increase of 3,918 MMcf (61 percent) from 6,451 MMcf for the six months ended June 30, 2008;

•	average realized barrel of oil equivalent price (after giving effect to hedging activities) was $40.67 per Boe during the six months ended June 30, 2009, a decrease of 52 percent from $85.32 per Boe during the six months ended June 30, 2008; and

•	total production was 5,246 MBoe for the six months ended June 30, 2009, an increase of 2,385 MBoe (83 percent) from 2,861 MBoe for the six months ended June 30, 2008.

Hedging activities. The oil and natural gas prices that we report are based on the market price received for the commodities adjusted to give effect to the results of our cash flow hedging activities. We utilize commodity derivative instruments in order to (i) reduce the effect of the volatility of price changes on the commodities we produce and sell, (ii) support our capital budget and expenditure plans and (iii) support the economics associated with acquisitions.

Currently, we do not designate our derivative instruments to qualify for hedge accounting. Accordingly, we reflect the changes in the fair value of our derivative instruments in the statements of operations as (gain) loss on derivatives not designated as hedges. All of our remaining hedges that historically qualified or were dedesignated from hedge accounting were settled in 2008.

The following is a summary of the effects of commodity hedges that qualify for hedge accounting treatment for the six months ended June 30, 2008:

	Oil hedges	Natural gas hedges
	Six months ended	Six months ended
	June 30, 2008	June 30, 2008

Hedging revenue increase (decrease) (in thousands)	$(20,573)	$(222)
Hedged volumes (Bbls and MMBtus, respectively)	473,000	2,457,000
Hedged revenue decrease per hedged volume	$(43.49)	$(0.09)

Production expenses. The following tables provide the components of our total oil and natural gas production costs for the six months ended June 30, 2009 and 2008:

	Six months ended June 30,
	2009		2008
(in thousands, except per unit amounts)	Amount	Per Boe	Amount	Per Boe

Lease operating expenses	$32,294	$6.16	$16,238	$5.68
Taxes:
Ad valorem	2,491	0.47	1,006	0.35
Production	15,365	2.93	21,108	7.38
Workover costs	433	0.08	522	0.18

Total oil and gas production expenses	$50,583	$9.64	$38,874	$13.59

Among the cost components of production expenses, in general, we have some control over lease operating expenses and workover costs on properties we operate, but production and ad valorem taxes are directly related to commodity price changes.

Lease operating expenses were $32.3 million ($6.16 per Boe) for the six months ended June 30, 2009, an increase of $16.1 million (99 percent) from $16.2 million ($5.68 per Boe) for the six months ended June 30, 2008. The increase in lease operating expenses is due to (i) the wells acquired in the Henry Properties acquisition, which increased the absolute and per unit amount because those wells have a higher per unit cost as compared to our historical per unit cost and (ii) our wells successfully drilled and completed in 2008 and 2009.

Ad valorem taxes have increased primarily as a result of the Henry Properties acquisition, which were highly concentrated in Texas, a state which has a higher ad valorem rate than New Mexico, where substantially all of our properties prior to the acquisition were located.

Production taxes per unit of production were $2.93 per Boe during the six months ended June 30, 2009, a decrease of 60 percent from $7.38 per Boe during the six months ended June 30, 2008. The decrease is directly related to the decrease in commodity prices offset by the increase in oil and natural gas revenues related to increased volumes. Over the same period, our Boe prices (before the effects of hedging) decreased 56 percent.

Workover expenses were approximately $0.4 million and $0.5 million for the six months ended June 30, 2009 and 2008, respectively. The 2009 and 2008 amounts related primarily to workovers in Andrews County, Texas.

Exploration and abandonments expense. The following table provides a breakdown of our exploration and abandonments expense for the six months ended June 30, 2009 and 2008:

	Six months ended June 30,
(in thousands)	2009	2008

Geological and geophysical	$1,125	$2,317
Exploratory dry holes	1,866	(1)
Leasehold abandonments and other	4,428	1,148

Total exploration and abandonments	$7,419	$3,464

Our geological and geophysical expense, which primarily consists of the costs of acquiring and processing seismic data, geophysical data and core analysis, during the six months ended June 30, 2009, was $1.1 million, a decrease of $1.2 million from $2.3 million for the six months ended June 30, 2008. This decrease is primarily attributable to a comprehensive seismic survey on our New Mexico shelf properties which was initiated in December 2007 and completed in 2008.

During the six months ended June 30, 2009, we wrote-off an unsuccessful exploratory well in our Arkansas emerging play and two unsuccessful exploratory wells in our Texas Permian area.

For the six months ended June 30, 2009, we recorded approximately $4.4 million of leasehold abandonments, which relate primarily to the write-off of four non-core prospects in New Mexico and three non-core prospects in Texas. For the six months ended June 30, 2008, we recorded $1.1 million of leasehold abandonments, which were primarily related to non-core prospects in Chaves and Eddy Counties, New Mexico, and Andrews and Crane Counties, Texas.

Depreciation, depletion and amortization expense. The following table provides components of our depreciation, depletion and amortization expense for the six months ended June 30, 2009 and 2008:

	Six months ended June 30,
	2009		2008
(in thousands, except per unit amounts)	Amount	Per Boe	Amount	Per Boe

Depletion of proved oil and natural gas properties	$100,995	$19.25	$42,510	$14.86
Depreciation of property and equipment	1,374	0.26	784	0.27
Amortization of intangible asset—operating rights	781	0.15	–	–

Total depreciation, depletion and amortization	$103,150	$19.66	$43,294	$15.13

Oil price used to estimate proved oil reserves at period end	$66.25		$136.50
Natural gas price used to estimate proved gas reserves at period end	$3.72		$13.10

Depletion of proved oil and natural gas properties was $101.0 million ($19.25 per Boe) for the six months ended June 30, 2009, an increase of $58.5 million from $42.5 million ($14.86 per Boe) for the six months ended June 30, 2008. The increase in depletion expense, on a total and per Boe basis, was primarily due to (i) the Henry Properties acquisition, for which the depletion rate was higher than that of our historical assets, (ii) capitalized costs associated with new wells that were successfully drilled and completed in 2008 and 2009 and (iii) the decrease in the oil and natural gas prices between the years utilized to determine proved reserves.

The amortization of the intangible asset is a result of the value assigned to the operating rights that we acquired in the Henry Properties acquisition. The intangible asset is currently being amortized over an estimated life of approximately 25 years.

Impairment of long-lived assets. We periodically review our long-lived assets to be held and used, including proved oil and natural gas properties accounted for under the successful efforts method of accounting. Due to downward adjustments to the economically recoverable resource potential associated with declines in commodity prices and well performance, we recognized a non-cash charge against earnings of $8.6 million, which was primarily attributable to non-core natural gas related properties in Eddy and Lea Counties, New Mexico. For the six months ended June 30, 2008, we recognized a non-cash charge against earnings of $0.07 million, which was primarily attributable to a non-core lease located in Eddy and Lea Counties, New Mexico.

General and administrative expenses. The following table provides components of our general and administrative expenses for the six months ended June 30, 2009 and 2008:

	Six months ended June 30,
	2009		2008
(in thousands, except per unit amounts)	Amount	Per Boe	Amount	Per Boe

General and administrative expenses—recurring	$21,939	$4.18	$13,741	$4.80
Non-recurring bonus paid to former Henry Entities’ employees	5,311	1.01	–	–
Non-cash stock-based compensation—stock options	1,913	0.36	2,167	0.76
Non-cash stock-based compensation—restricted stock	2,200	0.42	862	0.30
Less: third-party fee reimbursements	(5,445)	(1.04)	(504)	(0.17)

Total general and administrative expenses	$25,918	$4.93	$16,266	$5.69

General and administrative expenses were $25.9 million ($4.93 per Boe) for the six months ended June 30, 2009, an increase of $9.6 million (59 percent) from $16.3 million ($5.69 per Boe) for the six months ended June 30, 2008. The increase in general and administrative expenses during the six months ended June 30, 2009 over 2008 was primarily due to (i) the non-recurring bonus paid to former Henry Entities’ employees, (ii) an increase in non-cash stock-based compensation for both stock options and restricted stock awards and (iii) an increase in the number of employees and related personnel expenses, partially offset by an increase in third-party operating fee reimbursements.

In connection with the Henry Entities acquisition, we agreed to pay certain of our employees, who were formerly Henry Entities’ employees, a predetermined bonus amount, in addition to the compensation we pay these employees over the next two years. Since these employees will earn this bonus over the next two years, we are reflecting the cost in our general and administrative costs as non-recurring, as it is not controlled by us.

We earn reimbursements as operator of certain oil and natural gas properties in which we own interests. As such, we earned reimbursements of $5.4 million and $0.5 million during the six months ended June 30, 2009 and 2008, respectively. This reimbursement is reflected as a reduction of general and administrative expenses in the consolidated statements of operations. The increase in this reimbursement is directly related to the Henry Properties acquisition, as we own a lower working interest in these operated properties compared to our historical property base, so we receive a larger third-party reimbursement as compared to our historical property base.

Bad debt expense. On May 20, 2008, we entered into a short-term purchase agreement with an oil purchaser to buy a portion of our oil affected as a result of the New Mexico refinery shut down due to repairs. On July 22, 2008, this purchaser declared bankruptcy. We fully reserved the receivable amount due from this purchaser of approximately $1.8 million as of June 30, 2008, and are pursuing our claim in the bankruptcy proceedings.

Loss on derivatives not designated as hedges. During the six months ended June 30, 2007, we determined that all of our natural gas commodity derivative contracts no longer qualified as hedges. Because we no longer considered these hedges to be highly effective, we discontinued hedge accounting for those existing hedges, prospectively, and during the period the hedges became ineffective. In addition, for our new commodity and interest rate derivative contracts entered into after August 2007, we chose not to designate any of these contracts as hedges. As a result, any changes in fair value and any cash settlements related to these contracts are recorded in earnings during the related period. All amounts previously recorded in accumulated other comprehensive income were reclassified to earnings prior to 2009.

The following table sets forth the cash receipts for settlements and the non-cash mark-to-market adjustment for the derivative contracts not designated as hedges for the six months ended June 30, 2009 and 2008:

	Six months ended June 30,
(in thousands)	2009	2008

Cash payments (receipts):
Commodity derivatives—oil	$(56,412)	$15,965
Commodity derivatives—natural gas	(5,832)	422
Financial derivatives—interest	779	–
Mark-to-market (gain) loss:
Commodity derivatives—oil	144,099	88,900
Commodity derivatives—natural gas	5,018	14,347
Financial derivatives—interest	(1,000)	–

Loss on derivatives not designated as hedges	$86,652	$119,634

Interest expense. Interest expense was $10.6 million for the six months ended June 30, 2009, an increase of $1.1 million from $9.5 million for the six months ended June 30, 2008. The weighted average interest rate for the six months ended June 30, 2009 and 2008 was 2.5% and 5.8%, respectively. The weighted average debt balance during the six months ended June 30, 2009 and 2008 was approximately $668.0 million and $313.3 million, respectively.

The increase in weighted average debt balance during the six months ended June 30, 2009 was due primarily to borrowings in July 2008 for the acquisition of the Henry Properties. The increase in interest expense is due to an increase in the weighted average debt balance offset by a decrease in the weighted average interest rate. The decrease in the weighted average interest rate is primarily due to an improvement in market interest rates.

Income tax provisions. We recorded an income tax benefit of $33.8 million and income tax expense of $5.2 million for the six months ended June 30, 2009 and 2008, respectively. The effective income tax rate for the six months ended June 30, 2009 and 2008 was 42.1 percent and 39.6 percent, respectively. The higher effective tax rate in 2009 compared to 2008 is primarily due to the estimated annual 2009 permanent tax differences compared to the related current estimated pre-tax book income.

Year ended December 31, 2008 compared to year ended December 31, 2007

Oil and gas revenues. Revenue from oil and gas operations was $533.8 million for the year ended December 31, 2008, an increase of $239.5 million (81 percent) from $294.3 million for the year ended December 31, 2007. This increase was primarily due to (i) the acquisition of the

Henry Entities on July 31, 2008, (ii) increased production due to successful drilling efforts during 2008 and (iii) substantial increases in realized oil and gas prices. In addition:

•	average realized oil prices (after giving effect to hedging activities) were $85.25 per Bbl during the year ended December 31, 2008, an increase of 31 percent from $64.90 per Bbl during the year ended December 31, 2007;

•	total oil production was 4,586 MBbl for the year ended December 31, 2008, an increase of 1,572 MBbl (52 percent) from 3,014 MBbl for the year ended December 31, 2007;

•	average realized natural gas prices (after giving effect to hedging activities) were $9.54 per Mcf during the year ended December 31, 2008, an increase of 17 percent from $8.18 per Mcf during the year ended December 31, 2007;

•	total natural gas production was 14,968 MMcf for the year ended December 31, 2008, an increase of 2,904 MMcf (24 percent) from 12,064 MMcf for the year ended December 31, 2007;

•	average realized barrel of oil equivalent prices (after giving effect to hedging activities) were $75.38 per Boe during the year ended December 31, 2008, an increase of 29 percent from $58.56 per Boe during the year ended December 31, 2007; and

•	total production was 7,081 MBoe for the year ended December 31, 2008, an increase of 2,056 MBoe (41 percent) from 5,025 MBoe for the year ended December 31, 2007.

Hedging activities. The oil and gas prices that we report are based on the market price received for the commodities adjusted to give effect to the results of our cash flow hedging activities. We utilize commodity derivative instruments in order to (i) reduce the effect of the volatility of price changes on the commodities we produce and sell, (ii) support our annual capital budget and expenditure plans and (iii) lock-in commodity prices to protect economics related to certain capital projects. The following is a summary of the effects of commodity hedges that qualify for hedge accounting treatment for the year ended December 31, 2008 and 2007:

	Oil hedges		Natural gas hedges
	Years ended December 31,		Years ended December 31,
	2008	2007	2008	2007

Hedging revenue increase (decrease) (in thousands)	$(30,591)	$(11,091)	$(696)	$1,291
Hedged volumes (Bbls and MMBtus, respectively)	951,000	1,076,750	4,941,000	6,482,600
Hedged revenue increase (decrease) per hedged volume	$(32.17)	$(10.30)	$(0.14)	$0.20

During the year ended December 31, 2008, our commodity price hedges decreased oil revenues by $30.6 million ($6.67 per Bbl). During the year ended December 31, 2007, our commodity price hedges decreased oil revenues by $11.1 million ($3.68 per Bbl). The effect of the commodity price hedges in decreasing oil revenues during the year ended December 31, 2008 compared to their effect of decreasing oil revenues during the year ended December 31, 2007 was the result of (i) a higher average market price of NYMEX oil of $99.75 per Bbl in 2008 as compared to $72.45 per Bbl in 2007 and (ii) the greater price difference between NYMEX and the weighted average hedge price in 2008 as compared to 2007, partially offset by a lower amount of hedged volumes of 951,000 Bbls in 2008 as compared to 1,076,750 Bbls in 2007.

During the year ended December 31, 2008, our commodity price hedges decreased gas revenues by $0.7 million ($0.05 per Mcf) as a result of the amount reclassified from accumulated other comprehensive income (“AOCI”) into natural gas revenues from cash flow hedges that were dedesignated at June 30, 2007. Cash settlements for these dedesignated natural gas contracts were recorded as a gain on derivatives not designated as hedges. During the year ended December 31, 2007, our commodity price hedges increased gas revenues by $1.3 million ($0.11 per Mcf) primarily as a result of the amount reclassified from AOCI to natural gas revenues from cash flow hedges that were dedesignated at June 30, 2007.

At June 30, 2007, we determined that all of our natural gas commodity contracts no longer qualified as hedges under the requirements of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 133. As a result, amounts in AOCI at June 30, 2007 related to these dedesignated hedges remained in AOCI and are reclassified into earnings under natural gas revenues during the periods which the hedged forecasted transaction affects earnings. Cash settlements for these natural gas contracts are recorded to gains (losses) on derivatives not designated as hedges. Regarding the dedesignated contracts, for the period January 1, 2007 through June 30, 2007, when these natural gas contracts qualified to use hedge accounting, the cash settlement receipts of approximately $0.2 million were recorded in natural gas revenues. For the period July 1, 2007 through December 31, 2007, when these natural gas contracts no longer qualified to use hedge accounting, a pre-tax amount of $1.1 million was reclassified from AOCI to natural gas revenues and cash settlement receipts of $1.8 million was recorded to gains ( losses) on derivatives not designated as hedge.

The above discussion on hedging activities does not represent the activities from all of our commodity derivative instruments. We have other commodity derivative instruments that we do not designate as hedges for accounting purposes.

Oil and gas production costs. The following tables provide the components of our oil and gas production costs for the year ended December 31, 2008 and 2007:

	Years ended December 31,
	2008		2007
(in thousands, except per unit amounts)	Amount	Per Boe	Amount	Per Boe

Lease operating expenses	$43,725	$6.17	$26,480	$5.27
Taxes:
Ad valorem	2,738	0.39	2,012	0.40
Production	43,775	6.18	24,301	4.84
Workover costs	996	0.14	1,474	0.29

Total oil and gas production expenses	$91,234	$12.88	$54,267	$10.80

Among the cost components of production expenses, in general, we have control over lease operating expenses and workover costs on properties we operate, but production and ad valorem taxes are directly related to commodity price changes.

Lease operating expenses were $43.7 million ($6.17 per Boe) for the year ended December 31, 2008, an increase of $17.2 million (65 percent) from $26.5 million ($5.27 per Boe) for the year ended December 31, 2007. The increase in lease operating expenses is due to (i) the wells acquired in the Henry Properties acquisition, which increased the absolute and per unit amount because those wells have a higher per unit cost as compared to our historical per unit cost, (ii) our wells successfully drilled and completed in 2008 and (iii) general inflation of field service and supply costs associated with rising commodity prices.

Ad valorem taxes have increased primarily as a result of (i) the Henry Properties acquisition and (ii) the increase in commodity prices.

Production taxes per unit of production were $6.18 per Boe during the year ended December 31, 2008, an increase of 28 percent from $4.84 per Boe during the year ended December 31, 2007. The increase is directly related to the increase in oil and gas revenues and the related increase in commodity prices. Over the same period our Boe prices (before the effects of hedging) increased 32 percent.

Workover expenses were $1.0 million and $1.5 million for the year ended December 31, 2008 and 2007, respectively. The 2008 amount related primarily to workovers in Andrews County, Texas, while the 2007 amount related to a workover project on a property located in Gaines County, Texas.

Exploration and abandonments expense. The following table provides a breakdown of our exploration and abandonments expense for the year ended December 31, 2008 and 2007:

	Years ended December 31,
(in thousands)	2008	2007

Geological and geophysical	$3,139	$4,089
Exploratory dry holes	3,723	21,923
Leasehold abandonments and other	31,606	3,086

Total exploration and abandonments	$38,468	$29,098

Our geological and geophysical expense, which primarily consists of the costs of acquiring and processing seismic data, geophysical data and core analysis, during the year ended December 31, 2008 was $3.1 million, a decrease of $1.0 million from $4.1 million for the year ended December 31, 2007. This decrease is primarily attributable to a comprehensive seismic survey on our New Mexico shelf properties which was initiated in December 2007.

Our exploratory dry hole expense during the year ended December 31, 2008 is primarily attributable to an unsuccessful operated exploratory well located in the Central Basin Platform. Our exploratory dry hole expense during the year ended December 31, 2007 is primarily attributable to five unsuccessful operated exploratory wells.

The costs associated with three of these wells drilled in the Western Delaware Basin in Culberson County, Texas, approximated $17.0 million. Another of these wells, which was drilled in Lea County, New Mexico, had costs of approximately $2.4 million. An additional $0.8 million was charged to exploratory dry hole costs relative to a target zone in the fifth of these wells in Eddy County, New Mexico, which was determined to be unsuccessful.

For the year ended December 31, 2008, we recorded $31.6 million of leasehold abandonments, which relates primarily to the write-off of (i) our Fayetteville acreage position in Arkansas and (ii) a prospect in the Central Basin Platform in West Texas. For the year ended December 31, 2007, we recorded $3.1 million of leasehold abandonments, of which $0.7 million related to a prospect in Lea County, New Mexico, $0.8 million related to one prospect located in Edwards

County, Texas, and $0.5 million related to leasehold expiring in Southeast New Mexico. The remaining $1.1 million was related to several individually minor leaseholds.

Depreciation, depletion and amortization expense. The following table provides components of our depreciation, depletion and amortization expense for the year ended December 31, 2008 and 2007:

	Years ended December 31,
	2008		2007
(in thousands, except per unit amounts)	Amount	Per Boe	Amount	Per Boe

Depletion of proved oil and natural gas properties	$121,464	$17.15	$75,744	$15.07
Depreciation of property and equipment	1,808	0.26	1,035	0.21
Amortization of intangible asset—operating rights	640	0.09	–	–

Total depreciation, depletion and amortization	$123,912	$17.50	$76,779	$15.28

Oil price used to estimate proved oil reserves at period end	$41.00		$92.50
Natural gas price used to estimate proved gas reserves at period end	$5.71		$6.80

Depletion of proved oil and gas properties was $121.5 million ($17.15 per Boe) for the year ended December 31, 2008, an increase of $45.8 million from $75.7 million ($15.07 per Boe) for the year ended December 31, 2007. The increase in depletion expense was primarily due to (i) the Henry Properties acquisition for which the depletion rate was higher than that of our historical assets, (ii) capitalized costs associated with new wells that were successfully drilled and completed in 2007 and 2008 and (iii) the decrease in the oil and natural gas prices between the years which were utilized to determine the proved reserves.

The amortization of the intangible asset is a result of the value assigned to the operating rights that we acquired in the Henry Properties acquisition. The intangible asset is currently being amortized over an estimated life of approximately 25 years.

Impairment of long-lived assets. In accordance with SFAS No. 144, we periodically review our long-lived assets to be held and used, including proved oil and gas properties accounted for under the successful efforts method of accounting. As a result of this review of the recoverability of the carrying value of our assets during the year ended December 31, 2008, we recognized a non-cash charge against earnings of $18.4 million, which was comprised primarily of fields in Reeves and Upton Counties, Texas and in North Dakota. For the year ended December 31, 2007, we recognized a non-cash charge against earnings of $7.3 million, 33 percent of which related to a field in Gaines County, Texas, 30 percent of which related to a field in Schleicher County, Texas, and 18 percent of which related to a field in Crane County, Texas. The remaining 19 percent was comprised of multiple immaterial wells in various counties.

General and administrative expenses. The following table provides components of our general and administrative expenses for the year ended December 31, 2008 and 2007:

	Years ended December 31,
	2008		2007
(in thousands, except per unit amounts)	Amount	Per Boe	Amount	Per Boe

General and administrative expenses—recurring	$36,170	$5.11	$22,419	$4.46
Non-recurring bonus paid to former Henry Entities’ employees	4,328	0.61	–	–
Non-cash stock-based compensation—stock options	3,101	0.44	2,463	0.49
Non-cash stock-based compensation—restricted stock	2,122	0.30	1,378	0.27
Less: third-party fee reimbursements	(4,945)	(0.70)	(1,083)	(0.21)

Total general and administrative expenses	$40,776	$5.76	$25,177	$5.01

General and administrative expenses were $40.8 million ($5.76 per Boe) for the year ended December 31, 2008, an increase of $15.6 million (62 percent) from $25.2 million ($5.01 per Boe) for the year ended December 31, 2007. The increase in general and administrative expenses during the year ended December 31, 2008 over 2007 was primarily due to (i) the non-recurring bonus paid to Henry Entities’ employees, (ii) an increase in non-cash stock-based compensation for both stock options and restricted stock awards and (iii) an increase in the number of employees and related personnel expenses, partially offset by an increase in third-party operating fee reimbursements.

As part of the Henry Entities acquisition, we agreed to pay certain of the Henry Entities’ employees who became our employees a predetermined bonus amount, in addition to the compensation we pay these employees over the next two years. Since these employees will earn this bonus over the next two years we are reflecting the cost in our general and administrative costs. We are reflecting this bonus amount as non-recurring as it is not controlled by our management.

We earn reimbursements as operator of certain oil and gas properties in which we own interests. As such, we earned reimbursements of $4.9 million and $1.1 million during the year ended December 31, 2008 and 2007, respectively. This reimbursement is reflected as a reduction of general and administrative expenses in the consolidated statements of operations. The increase in this reimbursement is directly related to the Henry Properties acquisition, as we own a lower working interest in these operated properties compared to our historical property base, thus we have a larger third-party reimbursement as compared to our historical property base.

Bad debt expense. On May 20, 2008, we entered into a short-term purchase agreement with an oil purchaser to sell a portion of our oil production affected by a New Mexico refinery shut down due to repairs. On July 22, 2008, this purchaser declared bankruptcy. We fully reserved the receivable amount of $2.9 million due from this purchaser for June and July production during the year ended December 31, 2008.

Contract drilling fees—stacked rigs. We determined in January 2007 to reduce our drilling activities for the first three months of 2007. As a result, we recorded an expense during the year ended December 31, 2007 of approximately $4.3 million for contract drilling fees related to stacked rigs subject to daywork drilling contracts with two drilling contractors. We resumed the majority of our planned drilling activities in April 2007 and all planned drilling activities in June 2007. These costs were minimized during the first six months of 2007 as one contractor secured work for a rig for 71 days during that period and charged us only the difference between the then-current operating day rate pursuant to the contract and the lower operating day rate received from the new customer.

(Gain) loss on derivatives not designated as hedges. During the three months ended June 30, 2007, we determined that all of our natural gas commodity derivative contracts no longer qualified as hedges under the requirements of SFAS No. 133. If the hedge is no longer highly effective, according to SFAS No. 133, an entity shall discontinue hedge accounting for an existing hedge, prospectively, and during the period the hedges became ineffective. In addition, for our new commodity and interest rate derivative contracts entered into after August 2007, we chose not to designate any of these contracts as hedges. As a result, any changes in fair value and any cash settlements related to these contracts are recorded in earnings during the related period.

The following table sets forth the cash payments (receipts) for settlements and the non-cash mark-to-market adjustment for the derivative contracts not designated as hedges for the years ended December 31, 2008 and 2007:

	Years ended December 31,
(in thousands)	2008	2007

Cash payments (receipts):
Commodity derivatives—oil	$7,780	$–
Commodity derivatives—natural gas	(1,426)	(1,815)
Financial derivatives—interest	–	–
Mark-to-market (gain) loss:
Commodity derivatives—oil	(253,960)	22,988
Commodity derivatives—natural gas	(3,347)	(899)
Financial derivatives—interest	1,083	–

(Gain) loss on derivatives not designated as hedges	$(249,870)	$20,274

Interest expense. Interest expense was $29.0 million for the year ended December 31, 2008, a decrease of $7.0 million from $36.0 million for the year ended December 31, 2007. The weighted average interest rate for the year ended December 31, 2008 and 2007 was 5.1 percent and 7.7 percent, respectively. The weighted average debt balance during the year ended December 31, 2008 and 2007 was approximately $450.7 million and $436.3 million, respectively.

The increase in weighted average debt balance during the year ended December 31, 2008 was due to the Henry Properties acquisition in July 2008, offset by (i) the partial prepayment in August 2007 of $86.6 million on the second lien credit facility and the repayment in August 2007 of $86.6 million on our previous revolving credit facility and (ii) a partial prepayment in March 2008 on our previous revolving credit facility utilizing cash from operations. Also, in July 2008, we repaid and terminated our second lien credit facility which resulted in the write-off of approximately $1.1 million of deferred loan costs and approximately $0.4 million of original issue discount, both of which are included in interest expense. In March 2007, we reduced our previous revolving credit facility’s borrowing base by $100.0 million, or 21 percent, resulting in the write-off of $0.8 million of deferred loan costs, and repaid a term credit facility, resulting in the write-off of $0.4 million of deferred loan costs, both of which are included in interest expense. In August 2007, we made a $86.6 million partial prepayment on our second lien credit facility from proceeds of our initial public offering, which resulted in the write-off of approximately $1.0 million of deferred loan costs and approximately $0.4 million of original issue discount, both of which are included in interest expense. The decrease in the weighted average interest rate is due to (i) improvement in market interest rates and (ii) the fact that the interest rate margins under our credit facility (and previous revolving credit facility) were lower than those under our second lien credit facility.

Income tax provision. We recorded an income tax expense of $162.1 million and $16.0 million for the year ended December 31, 2008 and 2007, respectively. The effective income tax rate for the year ended December 31, 2008 and 2007 was 36.8 percent and 38.7 percent, respectively. We estimated a higher effective state income rate in 2007 than in 2008, which is primarily due to our estimate of income among the various states in which we own assets.

Year ended December 31, 2007 compared to year ended December 31, 2006

Oil and gas revenues. Revenue from oil and gas operations was $294.3 million for the year ended December 31, 2007, an increase of $96.0 million (48 percent) from $198.3 million for the year ended December 31, 2006. This increase was primarily because of increased production as a result of the acquisition of the Chase Group Properties and secondarily due to successful drilling efforts during 2006 and 2007, coupled with moderate increases in realized oil and gas prices. In addition:

•	average realized oil prices (after giving effect to hedging activities) were $64.90 per Bbl during the year ended December 31, 2007, an increase of 13 percent from $57.42 per Bbl during the year ended December 31, 2006;

•	total oil production was 3,014 MBbl for the year ended December 31, 2007, an increase of 719 MBbl (31 percent) from 2,295 MBbl for the year ended December 31, 2006;

•	average realized natural gas prices (after giving effect to hedging activities) were $8.18 per Mcf during the year ended December 31, 2007, an increase of 17 percent from $7.00 per Mcf during the year ended December 31, 2006;

•	total natural gas production was 12,064 MMcf for the year ended December 31, 2007, an increase of 2,557 MMcf (27 percent) from 9,507 MMcf for the year ended December 31, 2006;

•	average realized barrel of oil equivalent prices (after giving effect to hedging activities) were $58.56 per Boe during the year ended December 31, 2007, an increase of 15 percent from $51.12 per Boe during the year ended December 31, 2006;

•	total production was 5,025 MBoe for the year ended December 31, 2007, an increase of 1,145 MBoe (30 percent) from 3,880 MBoe for the year ended December 31, 2006; and

•	total production during the year ended December 31, 2007 was reduced by approximately 110 MBoe as a result of the temporary shut-downs of a natural gas processing plant through which we process and sell a portion of our production.

Hedging activities. The oil and gas prices that we report are based on the market price received for the commodities adjusted to give effect to the results of our cash flow hedging activities. We utilize commodity derivative instruments in order to (i) reduce the effect of the volatility of price changes on the commodities we produce and sell, (ii) support our annual capital budgeting and expenditure plans and (iii) lock-in commodity prices to protect economics related to certain capital projects. Following is a summary of the effects of commodity hedges that qualify for hedge accounting treatment for the year ended December 31, 2007 and 2006:

	Oil hedges		Natural gas hedges
	Years ended December 31,		Years ended December 31,
	2007	2006	2007	2006

Hedging revenue increase (decrease) (in thousands)	$(11,091)	$(7,000)	$1,291	1,232
Hedged volumes (Bbls and MMBtus, respectively)	1,076,750	1,080,500	6,482,600	5,447,500
Hedged revenue increase (decrease) per hedged volume	$(10.30)	$(6.48)	$0.20	$0.23

During the year ended December 31, 2007, our commodity price hedges decreased oil revenues by $11.1 million ($3.68 per Bbl). During the year ended December 31, 2006, our commodity price hedges decreased oil revenues by $7.0 million ($3.05 per Bbl). The effect of the commodity price hedges in decreasing oil revenues during the year ended December 31, 2007 more than their effect of decreasing oil revenues during the year ended December 31, 2006 was the result of (i) a higher average market price of NYMEX oil of $72.45 per Bbl in 2007 as compared to $66.26 per Bbl in 2006, and (ii) the higher hedged revenue per hedged volume in 2007 as compared to 2006, as shown in the table above, partially offset by a lower amount of hedged volumes in 2007 as compared to 2006.

During the year ended December 31, 2007, our commodity price hedges increased gas revenues by $1.3 million ($0.11 per Mcf). During the year ended December 31, 2006, our commodity price hedges increased gas revenues by $1.2 million ($0.13 per Mcf). The effect of commodity price hedges in increasing gas revenues in 2007 more than their effect of increasing gas revenues in 2006 was the result of a higher amount of hedged volumes in 2007 as compared to 2006, partially offset by (i) the lower hedged revenue per hedged volume in 2007 as compared to 2006 and (ii) a higher reference market price for natural gas of $6.11 per MMBtu in 2007 as compared to $6.06 per MMBtu in 2006.

At June 30, 2007, we determined that all of our natural gas commodity contracts no longer qualified as hedges under the requirements of SFAS No. 133. As a result, amounts in AOCI at June 30, 2007 related to these dedesignated hedges remained in AOCI and are reclassified into earnings under natural gas revenues during the periods which the hedged forecasted transaction affects earnings. Cash settlements for these natural gas contracts are recorded to gains (losses) on derivatives not designated as hedges. Regarding the dedesignated contracts, for the period January 1, 2007 through June 30, 2007, when these natural gas contracts qualified to use hedge accounting, the cash settlement receipts of approximately $0.19 million were recorded in natural gas revenues. For the period July 1, 2007 through December 31, 2007, when these natural gas contracts no longer qualified to use hedge accounting, a pre-tax amount of $1.1 million was reclassified from AOCI to natural gas revenues and cash settlement receipts of $1.8 million was recorded to gains (losses) on derivatives not designated as hedge.

Oil and gas production costs. The following tables provide the components of our oil and gas production costs for the year ended December 31, 2007 and 2006:

	Years ended December 31,
	2007		2006
(in thousands, except per unit amounts)	Amount	Per Boe	Amount	Per Boe

Lease operating expenses	$26,480	$5.27	$20,424	$5.26
Taxes:
Ad valorem	2,012	0.40	1,120	0.29
Production	24,301	4.84	15,762	4.06
Workover costs	1,474	0.29	516	0.14

Total oil and gas production expenses	$54,267	$10.80	$37,822	$9.75

Among the cost components of production expenses, in general, we have control over lease operating expenses and workover costs on properties we operate, but production and ad valorem taxes are directly related to commodity price changes.

Lease operating expenses were $26.5 million ($5.27 per Boe) for the year ended December 31, 2007, an increase of $6.1 million (30 percent) from $20.4 million ($5.27 per Boe) for the year ended December 31, 2006. The increase in lease operating expenses is due to (i) lease operating expenses associated with the Chase Group Properties acquired in February 2006 of approximately $2.2 million, (ii) lease operating expenses associated with wells that were successfully completed in 2006 and 2007 as a result of our drilling activities and (iii) general inflation of field service and supply costs associated with rising commodity prices.

Ad valorem taxes have increased primarily as a result of (i) new wells that were successfully completed in 2006 and 2007 as a result of our drilling activities and (ii) the increase in commodity prices.

Production taxes per unit of production were $4.84 per Boe during the year ended December 31, 2007, an increase of 19 percent from $4.06 per Boe during the year ended December 31, 2006. The increase is directly related to the increase in oil and gas revenues and the related increase in commodity prices. Over the same period our Boe prices (before the effects of hedging) increased 15 percent.

Workover expenses were $1.5 million and $0.5 million for the year ended December 31, 2007 and 2006, respectively. The 2007 amount related to a workover project on a property located in Gaines County, Texas, while the 2006 amount related primarily to workovers on properties located in Andrews County, Texas.

Exploration and abandonments expense. The following table provides a breakdown of our exploration and abandonments expense for the year ended December 31, 2007 and 2006:

	Years ended December 31,
(in thousands)	2007	2006

Geological and geophysical	$4,089	$2,185
Exploratory dry holes	21,923	3,192
Leasehold abandonments and other	3,086	235

Total exploration and abandonments	$29,098	$5,612

Our geological and geophysical expense, which primarily consists of general and administrative costs for our geology department as well as seismic data, geophysical data and core analysis, during the year ended December 31, 2007 was $4.1 million, an increase of $1.9 million from $2.2 million for the year ended December 31, 2006. This increase is primarily attributable to a comprehensive seismic survey on our New Mexico shelf properties which was initiated in December 2007.

Our exploratory dry holes expense during the year ended December 31, 2007 is primarily attributable to five operated exploratory wells that were unsuccessful. The costs associated with three of these wells drilled in the Western Delaware Basin in Culberson County, Texas approximated $17.0 million. Another of these wells, which was drilled in the Southeast New Mexico Basin in Lea County, New Mexico, had costs of approximately $2.4 million. An additional $0.8 million was charged to exploratory dry hole costs related to an unsuccessful targeted zone in the fifth of these wells in the Southeast New Mexico Basin in Eddy County, New Mexico. Exploration expense of $1.7 million related to three unsuccessful outside operated wells located in Eddy County, New Mexico.

Of our exploratory dry holes expense during the year ended December 31, 2006, $3.2 million was attributable to one unsuccessful exploratory well in Gaines County, Texas that we operated and one unsuccessful exploratory well in Val Verde County, Texas operated by another company.

For the year ended December 31, 2007, we recorded $3.1 million of leasehold abandonments, of which $0.7 million related to a prospect in Lea County, New Mexico, $0.8 million related to one prospect located in Edwards County, Texas and $0.5 million related to leasehold expiring in Southeast New Mexico. The remaining $1.1 million was related to several individually minor leaseholds. We had minimal leasehold abandonments during the year ended December 31, 2006.

Depreciation, depletion and amortization expense. The following table provides components of our depreciation, depletion and amortization expense for the year ended December 31, 2007 and 2006:

	Years ended December 31,
	2007		2006
(in thousands, except per unit amounts)	Amount	Per Boe	Amount	Per Boe

Depletion of proved oil and natural gas properties	$75,744	$15.07	$59,872	$15.43
Depreciation of property and equipment	1,035	0.21	850	0.22

Total depreciation, depletion and amortization	$76,779	$15.28	$60,722	$15.65

Oil price used to estimate proved oil reserves at period end	$92.50		$57.75
Natural gas price used to estimate proved gas reserves at period end	$6.80		$5.64

Depletion of proved oil and gas properties was $75.7 million ($15.07 per BOE) for the year ended December 31, 2007, an increase of $15.8 million from $59.9 million ($15.43 per BOE) for the year ended December 31, 2006. The increase in depletion expense was primarily due to (i) the acquisition of the Chase Group Properties and (ii) capitalized costs associated with new wells that were successfully completed in 2006 and 2007 as a result of our drilling activities. The decrease in depletion expense per Boe was primarily due to an increase in proved oil and natural gas reserves as a result of our successful development and exploratory drilling program.

Impairment of long-lived assets. In accordance with SFAS No. 144, we review our long-lived assets to be held and used, including proved oil and gas properties accounted for under the successful efforts method of accounting. As a result of this review of the recoverability of the carrying value of our assets during the year ended December 31, 2007, we recognized a non-cash charge against earnings of $7.3 million, 33 percent of which related to wells drilled in Gaines County, Texas, 30 percent of which related to a well drilled in Schleicher County, Texas and 18 percent of which related to a well drilled in Crane County, Texas. The remaining 19 percent was comprised of multiple immaterial wells in various counties. For the year ended December 31, 2006, we recognized a non-cash charge against earnings of $9.9 million, 33 percent of which related to wells located in Pecos and Midland Counties, Texas, acquired in our acquisition of the Lowe Properties, 24 percent of which related to wells located in Lea and Eddy Counties, New Mexico, acquired in our acquisition of the Lowe Properties, 11 percent of which related to a well drilled in Eddy County, New Mexico and 9 percent of which related to a well drilled in Mountrail County, North Dakota. The remaining 23 percent was comprised of multiple immaterial wells in various counties.

Contract drilling fees—stacked rigs. We determined in January 2007 to reduce our drilling activities for the first three months of 2007. As a result, we recorded an expense during the six months ended June 30, 2007 of approximately $4.3 million for contract drilling fees related to stacked rigs subject to daywork drilling contracts with two drilling contractors. No additional costs were incurred from July 1, 2007 through December 31, 2007. We resumed the majority of our planned drilling activities in April 2007 and all planned drilling activities in June 2007. These costs were minimized during the first six months of 2007 as one contractor secured work for a rig for 71 days during that period and charged us only the difference between the then-current operating day rate pursuant to the contract and the lower operating day rate received from the new customer.

General and administrative expenses. The following table provides components of our general and administrative expenses for the year ended December 31, 2007 and 2006:

	Years ended December 31,
	2007		2006
(in thousands, except per unit amounts)	Amount	Per Boe	Amount	Per Boe

General and administrative expenses—recurring	$22,419	$4.46	$13,376	$3.45
Non-cash stock-based compensation—Capital Options	–	–	975	0.25
Non-cash stock-based compensation—stock options	2,463	0.49	7,125	1.84
Non-cash stock-based compensation—restricted stock	1,378	0.27	1,044	0.27
Less: third-party fee reimbursements	(1,083)	(0.21)	(799)	(0.21)

Total general and administrative expenses	$25,177	$5.01	$21,721	$5.60

General and administrative expenses were $25.2 million ($5.01 per BOE) for the year ended December 31, 2007, an increase of $3.5 million (16 percent) from $21.7 million ($5.60 per BOE) for the year ended December 31, 2006. The increase in general and administrative expenses during the year ended December 31, 2007 was primarily due to the increase in the size and complexity of our operations following the combination transaction and related increase in professional fees. In addition, annual bonuses in the aggregate amount of $2.5 million were paid to the officers and employees in April 2007 representing bonuses for 2006 performance as compared to $0.9 million aggregate bonuses paid to employees in February 2006.

We earn revenue as operator of certain oil and gas properties in which we own interests. As such, we earned revenue of $1.1 million and $0.8 million during the year ended December 31, 2007 and 2006, respectively. This revenue is reflected as a reduction of general and administrative expenses in the consolidated statements of operations.

Loss on derivatives not designated as hedges. During the three months ended June 30, 2007, we determined that all of our natural gas commodity derivative contracts no longer qualified as hedges under the requirements of SFAS No. 133. If the hedge is no longer highly effective, according to SFAS No. 133, an entity shall discontinue hedge accounting for an existing hedge, prospectively, and during the period the hedges became ineffective. In addition, for our new commodity derivative contracts entered into after August 2007, we chose not to designate any of these contracts as hedges. As a result, any changes in fair value and any cash settlements related to these contracts are recorded in earnings during the related period.

The following table sets forth the cash payments (receipts) for settlements and the non-cash mark-to-market adjustment for the derivative contracts not designated as hedges for the years ended December 31, 2007 and 2006:

	Years ended December 31,
(in thousands)	2007	2006

Cash receipts:
Commodity derivatives—oil	$–	$–
Commodity derivatives—natural gas	(1,815)	–
Mark-to-market (gain) loss:
Commodity derivatives—oil	22,988	–
Commodity derivatives—natural gas	(899)	–

Loss on derivatives not designated as hedges	$20,274	$–

Interest expense. Interest expense was $36.0 million for the year ended December 31, 2007, an increase of $5.4 million from $30.6 million for the year ended December 31, 2006. The weighted average interest rate for the year ended December 31, 2007 and 2006 was 7.7 percent and 7.5 percent, respectively. The weighted average debt balance during the year ended December 31, 2007 and 2006 was approximately $436.3 million and $406.8 million, respectively.

The increase in weighted average debt balance during the year ended December 31, 2007 was our borrowings to fund our drilling activities, partially offset by the partial prepayment in August 2007 of $86.6 million on our second lien credit facility and the repayment in August 2007 of $86.6 million on our then revolving credit facility. The increase in interest expense is due to a slight increase in the weighted average interest rate, the increase in the weighted average debt and the acceleration of deferred loan cost amortization and original issue discount amortization. In March 2007, we reduced our then revolving credit facility borrowing base by $100.0 million, or 21 percent, resulting in accelerated amortization of $0.8 million, and the full repayment of the second lien credit facility resulting in accelerated amortization of $0.4 million. The prepayment of $86.6 million on our new second lien credit facility in August 2007 resulted in accelerated amortization of $1.0 million in deferred loan costs and $0.4 million in original issue discount.

Income tax provision. We recorded income tax expense of $16.0 million and $14.4 million for the year ended December 31, 2007 and 2006, respectively. The effective income tax rate for the year ended December 31, 2007 and 2006 was 38.7 percent and 42.2 percent, respectively. We estimated a lower effective state income rate in 2007 than in 2006, which is primarily due to our estimate of income among the various states in which we own assets.

Capital commitments, capital resources and liquidity

Capital commitments

Our primary needs for cash are development, exploration and acquisition of oil and natural gas assets, payment of contractual obligations and working capital obligations. Funding for these cash needs may be provided by any combination of internally-generated cash flow, financing under our credit facility, proceeds from the disposition of assets or alternative financing sources, as discussed in “—Capital resources” below.

Oil and natural gas properties. Our capital expenditures on oil and natural gas properties, excluding acquisitions and asset retirement obligations, totaled $202.7 million and $121.3 million for the six months ended June 30, 2009 and 2008, respectively, and $339.6 million, $180.2 million and $173.0 million during the years ended December 31, 2008, 2007 and 2006, respectively. These expenditures were primarily funded by cash flow from operations (including effects of derivative cash receipts/payments).

On November 6, 2008, our board of directors approved a capital budget for 2009 of up to approximately $500 million. The capital budget was predicated on funding it substantially within cash flow. In January 2009, in light of a decrease in commodity prices, we took actions to reduce our activities to a level that would allow us to fund our capital expenditures substantially within our cash flow, which at the time resulted in estimated annual capital expenditures of approximately $300 million. Currently, based on current capital costs and commodity prices we estimate our capital expenditures to be approximately $400 million for 2009, which we believe we can substantially fund within our cash flow. We will continue to monitor our capital expenditures, at least on a quarterly basis, in relation to our cash flow and expect to adjust our activity and capital spending level based on changes in commodity prices and the cost of goods and services and other considerations.

Other than the purchase of leasehold acreage and other miscellaneous property interests, our 2009 capital budget is exclusive of acquisitions. We do not have a specific acquisition budget since the timing and size of acquisitions are difficult to forecast. We evaluate opportunities to purchase or sell oil and natural gas properties in the marketplace and could participate as a buyer or seller of properties at various times. We seek to acquire oil and natural gas properties that provide opportunities for the addition of reserves and production through a combination of exploitation, development, high-potential exploration and control of operations and that will allow us to apply our operating expertise.

Although we cannot provide any assurance, we believe that our available cash and cash flows will be sufficient to fund our 2009 capital expenditures, as adjusted from time to time; however, we could also use our credit facility or other alternative financing sources to fund such expenditures. The actual amount and timing of our expenditures may differ materially from our estimates as a result of, among other things, actual drilling results, the timing of expenditures by third parties on projects that we do not operate, the availability of drilling rigs and other services and equipment, regulatory, technological and competitive developments and market conditions. In addition, under certain circumstances we would consider increasing or reallocating our 2009 capital budget.

Acquisitions. Our expenditures for acquisitions of proved and unproved properties totaled $3.6 million and $1.4 million for the six months ended June 30, 2009 and 2008, respectively, and $838.0 million, $7.3 million and $1,050.8 million for the years ended December 31, 2008, 2007 and 2006, respectively. Included in previous acquisition amounts are adjustments to the purchase price allocation related to the acquisition of the Henry Properties of $0.7 million for the six months ended June 30, 2009. The Henry Properties acquisition in July 2008 was primarily funded by a private placement of our common stock and borrowings under our credit facility.

Contractual obligations

Our contractual obligations include long-term debt, operating lease obligations, drilling commitments (including commitments to pay day rates for drilling rigs), employment agreements, contractual bonus payments, derivative obligations and other liabilities.

We had the following contractual obligations at June 30, 2009:

	Payments due by period
		Less than			More than
(in thousands)	Total	1 year	1-3 years	3-5 years	5 years

Long-term debt[a]	$660,000	$–	$–	$660,000	$–
Operating lease obligations	8,105	1,062	3,237	3,806	–
Drilling commitments[b]	2,928	2,928	–	–	–
Employment agreements with executive officers[c]	4,725	1,890	2,835	–	–
Henry Entities bonus obligation[d]	11,253	10,387	866	–	–
Net derivative assets[e]	(24,323)	(10,541)	(13,782)	–	–
Asset retirement obligations[f]	14,386	2,706	337	415	10,928

Total contractual cash obligations	$677,074	$8,432	$(6,507)	$664,221	$10,928

(a)	The amounts included in the table above represent principal maturities only and have not been adjusted to give effect to the issuance of notes in this offering and the repayment of a portion of the outstanding borrowings under our credit facility with the proceeds thereof.

(b)	Consists of daywork drilling contracts related to drilling rigs contracted through June 30, 2010.

(c)	Represents amounts of cash compensation we are obligated to pay our executive officers under our employment agreements, assuming such employees continue to serve the entire term of their employment agreement and their cash compensation is not adjusted.

(d)	Represents bonuses we agreed to pay certain employees of the Henry Entities at each of the first and second anniversaries of the closing of the Henry Properties acquisition. The first such anniversary bonus payment was made on July 31, 2009.

(e)	Derivative obligations represent net asset for commodity and interest rate derivatives that were valued at June 30, 2009. The ultimate settlement amounts of our derivative obligations are unknown because they are subject to continuing market risk. See “—Quantitative and qualitative disclosures about market risk.”

(f)	Amounts represent costs related to expected oil and gas property abandonments related to proved reserves by period, net of any future accretion.

Off-balance sheet arrangements

Currently, we do not have any material off-balance sheet arrangements.

Capital resources

Our primary sources of liquidity have been cash flows generated from operating activities and financing provided by our credit facility. We believe that funds from operating cash flows and our credit facility should be sufficient to meet both our short-term working capital requirements and our 2009 capital budget plans.

Cash flow from operating activities. Our net cash provided by operating activities was $118.2 million and $162.9 million for the six months ended June 30, 2009 and 2008, respectively. The decrease in operating cash flows during the six months ended June 30, 2009 over 2008 was principally due to (i) decreases in average realized oil and natural gas prices, offset by increased production, (ii) increases in oil and natural gas production costs and general and administrative expenses and (iii) uses of funds associated with working capital.

Our net cash provided by operating activities was $391.4 million, $169.8 million and $112.2 million for the years ended December 31, 2008, 2007 and 2006, respectively. The increase in operating cash flows during the years ended December 31, 2008 over 2007 was principally due to (i) increases in our oil and gas production as a result of our exploration and development program, (ii) five months of activity from the acquired Henry Properties and (iii) increases in average realized oil and natural gas prices. The increase in operating cash flows during the year ended December 31, 2007 over 2006 was principally due to increases in our oil and gas production as a result of our exploration and development program and cash flow from production attributable to the Chase Group Properties that we acquired in the combination transaction in February 2006.

Cash flow used in investing activities. During the six months ended June 30, 2009 and 2008, we invested $223.3 million and $122.8 million, respectively, for additions to, and acquisitions of, oil and natural gas properties, inclusive of dry hole costs. Cash flows used in investing activities were substantially higher during the six months ended June 30, 2009 over 2008, due to an increase in our exploration and development activities, offset by the receipts/payments associated with derivatives not designated as hedges.

During the years ended December 31, 2008, 2007 and 2006, we invested $931.9 million, $162.6 million and $595.6 million, respectively, for additions to, and acquisitions of, oil and gas properties, inclusive of dry hole costs. Cash flows used in investing activities were substantially higher during the year ended December 31, 2008 over 2007, primarily due to the Henry Properties acquisition, as well as increased drilling activity in 2008. Cash flows used in investing activities were substantially higher during the year ended December 31, 2006, primarily due to the approximately $409.0 million cash portion of the consideration we paid to the Chase Group in the combination transaction and drilling activities in 2006. In order to preserve liquidity, we reduced our drilling activities and curtailed capital expenditures during the year ended December 31, 2007, until we were able to complete our second lien term loan facility in March 2007.

Cash flow from financing activities. Net cash provided by (used in) financing activities was $29.9 million and $(19.5) million for the six months ended June 30, 2009 and 2008, respectively. During the six months ended June 30, 2009, we had net borrowings of $30.0 million under our credit facility. During the six months ended June 30, 2008, we reduced our outstanding balance by $26.5 million on our credit facilities.

Net cash provided by financing activities was $542.0 million, $19.9 million and $476.6 million for the years ended December 31, 2008, 2007 and 2006, respectively. During the year ended December 31, 2008, we borrowed $767.8 million under our credit facilities and issued approximately 8.3 million shares of our common stock to fund the Henry Properties acquisition. In March 2007, we entered into a $200 million second lien credit facility. The proceeds were principally used to repay the outstanding balance under our prior term loan facility and to reduce the outstanding balance under our credit facility. Cash provided by financing activities during the year ended December 31, 2006 was primarily due to borrowings under our revolving credit facility to fund the approximately $409.0 million cash portion of the consideration paid to the Chase Group pursuant to the combination transaction and proceeds from private issuances of equity in our company.

Credit facility. On July 31, 2008, we amended and restated our credit facility in various respects, including increasing the borrowing base to $960 million, subject to scheduled semiannual redetermination, and extending the maturity date from February 24, 2011 to July 31, 2013. We paid an arrangement fee of $14.4 million at closing of the credit facility. The amount outstanding under the credit facility at December 31, 2008 was $630.0 million. In April 2009, the lenders reaffirmed our $960 million borrowing base under the credit facility until the next scheduled borrowing base redetermination in October 2009. Between scheduled borrowing base redeterminations, we and, if requested by 66 2/3 percent of the lenders, the lenders, may each request one special redetermination.

At June 30, 2009, we had letters of credit outstanding under the credit facility of approximately $25,000 and our availability to borrow additional funds was approximately $300 million. Pursuant to the terms of our credit facility, if we issue certain additional indebtedness, our borrowing base will be reduced. Following the application of the proceeds of this offering in the manner described in “Use of proceeds” and giving effect to the reduction to our borrowing base as a result of the issuance of the notes offered hereby, we expect to have approximately $535.6 million of availability under our credit facility and a revised borrowing base of $953.1 million. For further discussion, see “Description of other indebtedness—Senior secured credit facility.”

Advances on the credit facility bear interest, at our option, based on (i) the prime rate of JPMorgan Chase Bank (“JPM Prime Rate”) (3.25 percent at June 30, 2009) or (ii) a Eurodollar rate (substantially equal to the London Interbank Offered Rate). At June 30, 2009, the interest rates of Eurodollar rate advances and JPM Prime Rate advances vary, with interest margins ranging from 200 to 300 basis points and 112.5 to 212.5 basis points, respectively, per annum depending on the debt balance outstanding. At June 30, 2009, we pay commitment fees on the unused portion of the available borrowing base of 50 basis points per annum.

Other capital resource issues. On July 31, 2008, we repaid all the amounts outstanding under our second lien credit facility and terminated the facility. On June 5, 2008, we entered into a common stock purchase agreement with certain unaffiliated third-party investors to sell certain shares of our common stock in a private placement (the “Private Placement”) contemporaneous with the closing of the Acquisition. On July 31, 2008, we issued 8,302,894 shares of our common stock at $30.11 per share pursuant to the Private Placement. We paid the placement agent of the Private Placement a fee of approximately $7.6 million, which resulted in net proceeds to us of $242.4 million.

In conducting our business, we may utilize various financing sources, including the issuance of (i) fixed and floating rate debt, (ii) convertible securities, (iii) preferred stock, (iv) common stock and (v) other securities. We may also sell assets and issue securities in exchange for oil and natural gas assets or interests in oil and natural gas companies. Additional securities may be of a class senior to common stock with respect to such matters as dividends and liquidation rights and may also have other rights and preferences as determined from time to time by our board of directors or a committee thereof. Utilization of some of these financing sources may require approval from the lenders under our credit facility.

Financial markets

The current state of the financial markets is uncertain. There have been financial institutions that have (i) failed and been forced into government receivership, (ii) declared bankruptcy, (iii) been forced to seek additional capital and liquidity to maintain viability or (iv) merged. The United States and world economy is experiencing volatility, which is having an adverse impact on the financial markets.

At June 30, 2009, we had $300 million of available borrowing capacity under our credit facility. Following the application of the proceeds of this offering in the manner described in “Use of proceeds” and giving effect to the reduction to our borrowing base as a result of the issuance of the notes offered hereby, we expect to have approximately $535.6 million of availability under our credit facility and a revised borrowing base of $953.1 million. For further discussion, see “Description of other indebtedness—Senior secured credit facility.” Even in light of the current volatility in the financial markets, we currently believe that the lenders under our credit facility have the ability to fund additional borrowings we may need for our business.

We currently pay floating rate interest under our credit facility and we are unable to predict, especially in light of the current uncertainty in the financial markets, whether we will incur increased interest costs due to rising interest rates. We have utilized the use of interest rate derivatives to mitigate the cost of rising interest rates, and we may enter into additional interest rate derivatives in the future. Additionally, we may issue fixed rate debt in the future to increase available borrowing capacity under our credit facility or to reduce our exposure to the volatility of interest rates.

In the current financial markets, we do not believe that we could refinance our credit facility and obtain comparable terms. Since our credit facility matures in July 2013, however, we have no immediate need to seek refinancing.

To the extent we need additional funds, beyond those available under our credit facility, to operate our business or make acquisitions we would have to pursue other financing sources. These sources could include issuance of (i) fixed and floating rate debt, (ii) convertible securities, (iii) preferred stock, (iv) common stock or (v) other securities. We may also sell assets. However, in light of the current financial market conditions there are no assurances that we could obtain additional funding, or if available, at what cost and terms.

Liquidity

Our principal sources of short-term liquidity are cash on hand and available borrowing capacity under our credit facility. At June 30, 2009, we had $3.1 million of cash on hand.

At June 30, 2009, the borrowing base under our credit facility was $960 million, which provided us with $300 million of available borrowing capacity. Following the application of the proceeds of this offering in the manner described in “Use of proceeds” and giving effect to the reduction to our borrowing base as a result of the issuance of the notes offered hereby, we expect to have approximately $535.6 million of availability under our credit facility and a revised borrowing base of $953.1 million. For further discussion, see “Description of other indebtedness—Senior secured credit facility.” Our borrowing base is redetermined semi-annually, with the next redetermination occurring in October 2009. In addition to such semi-annual redeterminations, our lenders may request one additional redetermination during any twelve-month period. In general, redeterminations are based upon a number of factors, including commodity prices and reserve levels. Upon a redetermination, our borrowing base could be substantially reduced. In light of the current commodity prices and the state of the financial markets, there is no assurance that our borrowing base will not be reduced.

Book capitalization and current ratio

Our book capitalization at June 30, 2009 was $1,949.6 million, consisting of debt of $660.0 million and stockholders’ equity of $1,289.6 million, while our book capitalization at December 31, 2008 was $1,955.2 million, consisting of debt of $630.0 million and stockholders’ equity of $1,325.2 million. Our debt to book capitalization was 34 percent, 32 percent and 30 percent at June 30, 2009, December 31, 2008 and December 31, 2007, respectively. Our ratio of current assets to current liabilities was 0.76 to 1.00 at June 30, 2009 as compared to 1.03 to 1.00 at December 31, 2008 and 0.84 to 1.00 at December 31, 2007.

Inflation and changes in prices

Our revenues, the value of our assets, and our ability to obtain bank financing or additional capital on attractive terms have been and will continue to be affected by changes in commodity prices and the costs to produce our reserves. Commodity prices are subject to significant fluctuations that are beyond our ability to control or predict. During the six months ended June 30, 2009, we received an average of $47.32 per barrel of oil and $4.52 per Mcf of natural gas before consideration of commodity derivative contracts compared to $107.39 per barrel of oil and $11.33 per Mcf of natural gas in the six months ended June 30, 2008. During 2008, we received an average of $91.92 per barrel of oil and $9.59 per Mcf of natural gas before consideration of commodity derivative contracts compared to $68.58 per barrel of oil and $8.08 per Mcf of natural gas in 2007. Although certain of our costs are affected by general inflation, inflation does not normally have a significant effect on our business. In a trend that began in 2004 and continued through the first six months of 2008, commodity prices for oil and natural gas increased significantly. The higher prices have led to increased activity in the industry and, consequently, rising costs. These cost trends have put pressure not only on our operating costs but also on capital costs. We expect these costs to moderate during the remainder of 2009 as a result of the recent rapid diminution in prices for oil and natural gas from 2008 peaks.

Critical accounting policies, practices and estimates

Our historical consolidated financial statements and related notes to consolidated financial statements contain information that is pertinent to our management’s discussion and analysis of financial condition and results of operations. Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that our management make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. However, the accounting principles used by us generally do not change our reported cash flows or liquidity. Interpretation of the existing rules must be done and judgments made on how the specifics of a given rule apply to us.

In management’s opinion, the more significant reporting areas impacted by management’s judgments and estimates are revenue recognition, the choice of accounting method for oil and natural gas activities, oil and natural gas reserve estimation, asset retirement obligations, impairment of long-lived assets and valuation of stock-based compensation. Management’s judgments and estimates in these areas are based on information available from both internal and external sources, including engineers, geologists and historical experience in similar matters. Actual results could differ from the estimates, as additional information becomes known.

Successful efforts method of accounting

We utilize the successful efforts method of accounting for our oil and natural gas exploration and development activities under this method. Exploration expenses, including geological and geophysical costs, lease rentals and exploratory dry holes, are charged against income as incurred. Costs of successful wells and related production equipment, undeveloped leases and developmental dry holes are also capitalized. This accounting method may yield significantly different results than the full cost method of accounting. Exploratory drilling costs are initially capitalized, but are charged to expense if and when the well is determined not to have found proved reserves. Generally, a gain or loss is recognized when producing properties are sold.

The application of the successful efforts method of accounting requires management’s judgment to determine the proper designation of wells as either developmental or exploratory, which will ultimately determine the proper accounting treatment of costs of dry holes. Once a well is drilled, the determination that proved reserves have been discovered may take considerable time, and requires both judgment and application of industry experience. The evaluation of oil and gas leasehold acquisition costs included in unproved properties requires management’s judgment to estimate the fair value of such properties. Drilling activities in an area by other companies may also effectively condemn our leasehold positions.

Non-producing properties consist of undeveloped leasehold costs and costs associated with the purchase of certain proved undeveloped reserves. Individually significant non-producing properties are periodically assessed for impairment of value.

Depletion of capitalized drilling and development costs of oil and natural gas properties is computed using the unit-of-production method on an individual property or unit basis based on total estimated proved developed oil and natural gas reserves. Depletion of producing leaseholds is based on the unit-of-production method using our total estimated net proved reserves. In arriving at rates under the unit-of-production method, the quantities of recoverable oil and natural gas are established based on estimates made by our geologists and engineers and independent engineers. Service properties, equipment and other assets are depreciated using the straight-line method over estimated useful lives of one to fifty years. Upon sale or retirement of depreciable or depletable property, the cost and related accumulated depreciation and depletion are eliminated from the accounts and the resulting gain or loss is recognized.

Oil and natural gas reserves and standardized measure of discounted future cash flows

Our independent engineers and technical staff prepare the estimates of our oil and natural gas reserves and associated future net cash flows. Current accounting guidance allows only proved oil and natural gas reserves to be included in our financial statement disclosures. SEC regulations define proved reserves as the estimated quantities of oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Even though our independent engineers and technical staff are knowledgeable and follow authoritative guidelines for estimating reserves, they must make a number of subjective assumptions based on professional judgments in developing the reserve estimates. Reserve estimates are updated at least annually and consider recent production levels and other technical information about each field. Periodic revisions to the estimated reserves and future cash flows may be necessary as a result of a number of factors, including reservoir performance, new drilling, oil and natural gas prices, cost changes, technological advances, new geological or geophysical data, or other economic factors. We cannot predict the amounts or timing of future reserve revisions. If such revisions are significant, they could significantly alter future depletion and result in impairment of long-lived assets that may be material.

Asset retirement obligations

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, Accounting for Asset Retirement Obligations, (“SFAS No. 143”) which applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of a long-lived asset. The primary impact of this standard on us relates to oil and natural gas wells on which we have a legal obligation to plug and abandon. SFAS No. 143 requires us to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. The determination of the fair value of the liability requires us to make numerous judgments and estimates, including judgments and estimates related to future costs to plug and abandon wells, future inflation rates and estimated lives of the related assets.

Impairment of long-lived assets

All of our long-lived assets are monitored for potential impairment when circumstances indicate that the carrying value of an asset may be greater than its future net cash flows, including cash flows from risk adjusted proved reserves. The evaluations involve a significant amount of judgment since the results are based on estimated future events, such as future sales prices for oil and natural gas, future costs to produce these products, estimates of future oil and natural gas reserves to be recovered and the timing thereof, the economic and regulatory climates and other factors. The need to test an asset for impairment may result from significant declines in sales prices or downward revisions to estimated quantities of oil and natural gas reserves. Any assets held for sale are reviewed for impairment when we approve the plan to sell. Estimates of anticipated sales prices are highly judgmental and subject to material revision in future periods. Because of the uncertainty inherent in these factors, we cannot predict when or if future impairment charges will be recorded.

Valuation of stock-based compensation

We adopted the “modified prospective” approach as prescribed under SFAS No. 123(R) on January 1, 2006. Under this approach, we are required to expense all options and other stock-based compensation that vested during the year of adoption based on the fair value of the award on the grant date. The calculation of the fair value of stock-based compensation requires the use of estimates to derive the inputs necessary for using the various valuation methods utilized by us. We utilize (i) the Black-Scholes option pricing model to measure the fair value of stock options and (ii) the stock price on the date of grant for the fair value of restricted stock awards.

Recent accounting pronouncements and developments

Recent accounting pronouncements

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS No. 141(R)”), which replaces FASB Statement No. 141. SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141(R) also establishes disclosure requirements that will enable users to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is effective for acquisitions that occur in an entity’s fiscal year that begins after December 15, 2008. We adopted SFAS No. 141(R) effective January 1, 2009. There has been no impact on our consolidated financial statements, as we have not entered into any significant business combinations during 2009.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (“SFAS No. 160”). SFAS No. 160 requires that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS No. 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008. We adopted SFAS No. 160 effective January 1, 2009, with no impact on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS No. 161”), which amends and expands the interim and annual disclosure requirements of SFAS No. 133 to provide an enhanced understanding of an entity’s use of derivative instruments, how they are accounted for under SFAS No. 133 and their effect on the entity’s financial position, financial performance and cash flows. The provisions of SFAS No. 161 are effective as of January 1, 2009. We adopted SFAS No. 161 effective January 1, 2009, with no significant impact on our consolidated financial statements, other than additional disclosures which are set forth in the notes to our consolidated financial statements which are incorporated by reference herein.

In April 2008, the FASB issued FASB Staff Position (“FSP”) No. SFAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP SFAS No. 142-3”). FSP SFAS No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). The intent of FSP SFAS No. 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141R and other applicable accounting literature. FSP SFAS No. 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and must be applied prospectively to intangible assets acquired after the effective date. We adopted FSP SFAS No. 142-3 effective January 1, 2009, with no significant impact on our consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS No. 162”), which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP in the United States of America. SFAS No. 162 arranges these sources of GAAP in a hierarchy for users to apply accordingly. This statement became effective for us on November 15, 2008. The adoption of SFAS No. 162 did not have a significant impact on our consolidated financial statements. In June 2009, this statement was replaced with SFAS No. 168, The FASB Accounting Standards Codificationtm (“Codification”) and the Hierarchy of Generally Accepted Accounting Principles (“SFAS No. 168”). Once the Codification is in effect, all of its content will carry the same level of authority, effectively superseding SFAS No. 162. In other words, the GAAP hierarchy will be modified to include only two levels of GAAP: authoritative and nonauthoritative. SFAS No. 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. We do not expect the adoption of SFAS No. 168 to have an impact on our consolidated financial statements.

In June 2008, the FASB issued FSP No. EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities, (“FSP EITF 03-6-1”) which provides that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and, therefore, need to be included in the earnings allocation in computing earnings per share under the two class method. FSP EITF 03-6-1 was effective for us on January 1, 2009. There was no impact on our consolidated financial statements.

In April 2009, the FASB issued FSP SFAS No. 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies. This FSP amends and clarifies SFAS No. 141(R) to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This FSP is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We have not made any acquisitions during 2009, and as such, the adoption of this statement on January 1, 2009 did not have a significant impact.

In April 2009, the FASB issued FSP SFAS No. 107-1 and APB Opinion No. 28-1, Interim Disclosures about Fair Value of Financial Instrument (“FSP SFAS No. 107-1”). This FSP amends FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends APB Opinion No. 28, Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods. This FSP is effective for interim reporting periods ending after June 15, 2009. This FSP does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, this FSP requires comparative disclosures only for periods ending after initial adoption. At June 15, 2009, we adopted the provisions of FSP SFAS No. 107-1 related to the fair value of financial instruments. The adoption of the provisions of FSP SFAS No. 107-1 did not have a material effect on our financial condition or results of operations. See Note H for additional disclosures required by FSP SFAS No. 107-1.

In April 2009, the FASB issued FSP SFAS No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP SFAS No. 157-4”). This FSP:

•	affirms that the objective of fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction;

•	clarifies and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active;

•	eliminates the proposed presumption that all transactions are distressed (not orderly) unless proven otherwise. The FSP instead requires an entity to base its conclusion about whether a transaction was not orderly on the weight of the evidence;

•	includes an example that provides additional explanation on estimating fair value when the market activity for an asset has declined significantly;

•	requires an entity to disclose a change in valuation technique (and the related inputs) resulting from the application of the FSP and to quantify its effects, if practicable; and

•	applies to all fair value measurements when appropriate.

FSP SFAS No. 157-4 must be applied prospectively and retrospective application is not permitted. FSP SFAS No. 157-4 is effective for interim and annual periods ending after June 15, 2009. At June 15, 2009, we adopted the provisions of FSP SFAS No. 157-4 related to assets and liabilities that are measured at fair value on a recurring and nonrecurring basis. The adoption of the provisions of FSP SFAS No. 157-4 did not have a material effect on our financial condition or results of operations.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events (“SFAS No. 165”) which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. In particular, SFAS No. 165 sets forth:

•	the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements;

•	the circumstances under which a reporting entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and

•	the disclosures that a reporting entity should make about events or transactions that occurred after the balance sheet date.

In accordance with this Statement, a reporting entity should apply the requirements to interim or annual financial periods ending after June 15, 2009.

In June 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets (“SFAS No. 166”), which amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This statement improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement in transferred financial assets. SFAS No. 166 must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. SFAS No. 166 must be applied to transfers occurring on or after the effective date. We do not expect the adoption of SFAS No. 166 to have an impact on our consolidated financial statements.

Recent developments in reserves reporting

In December 2008, the SEC released Final Rule, Modernization of Oil and Gas Reporting (the “Reserve Ruling”). The Reserve Ruling revises oil and gas reporting disclosures. The Reserve Ruling permits the use of new technologies to determine proved reserves estimates if those technologies have been demonstrated empirically to lead to reliable conclusions about reserve volume estimates. The Reserve Ruling will also allow, but not require, companies to disclose their probable and possible reserves to investors in documents filed with the SEC. In addition, the new disclosure requirements require companies to: (i) report the independence and qualifications of its reserves preparer or auditor; (ii) file reports when a third party is relied upon to prepare reserves estimates or conduct a reserves audit; and (iii) report oil and gas reserves using an average price based upon the prior 12-month period rather than a year-end price. The Reserve Ruling becomes effective for fiscal years ending on or after December 31, 2009. We are currently assessing the impact that adoption of the provisions of the Reserve Ruling will have on our financial position, results of operations and disclosures.

Quantitative and qualitative disclosures about market risk

We are exposed to a variety of market risks including credit risk, commodity price risk and interest rate risk. We address these risks through a program of risk management which includes the use of derivative instruments. The following quantitative and qualitative information is provided about financial instruments to which we are a party at June 30, 2009, and from which we may incur future gains or losses from changes in market interest rates or commodity prices and losses from extension of credit. We do not enter into derivative or other financial instruments for speculative or trading purposes.

Hypothetical changes in interest rates and commodity prices chosen for the following estimated sensitivity analysis are considered to be reasonably possible near-term changes generally based on consideration of past fluctuations for each risk category. However, since it is not possible to accurately predict future changes in interest rates and commodity prices, these hypothetical changes may not necessarily be an indicator of probable future fluctuations.

Credit risk

We monitor our risk of loss due to non-performance by counterparties of their contractual obligations. Our principal exposure to credit risk is through the sale of our oil and natural gas production, which we market to energy marketing companies and refineries. We monitor our exposure to these counterparties primarily by reviewing credit ratings, financial statements and payment history. We extend credit terms based on our evaluation of each counterparty’s creditworthiness. Although we have not generally required our counterparties to provide collateral to support their obligation to us, we may, if circumstances dictate, require collateral in the future. In this manner, we reduce credit risk.

Commodity price risk

We are exposed to market risk as the prices of oil and natural gas are subject to fluctuations resulting from changes in supply and demand. To reduce our exposure to changes in the prices of oil and natural gas we have entered into, and may in the future enter into additional commodity price risk management arrangements for a portion of our oil and natural gas production. The agreements that we have entered into generally have the effect of providing us with a fixed price for a portion of our expected future oil and natural gas production over a fixed period of time. Our commodity price risk management activities could have the effect of reducing net income and the value of our common stock. At June 30, 2009, the net unrealized asset on our commodity price risk management contracts was $24.3 million. An average increase in the commodity price of $10.00 per barrel of oil and $1.00 per Mcf for natural gas from the commodity prices at June 30, 2009, would have resulted in a net unrealized liability on our commodity price risk management contracts, as reflected on our consolidated balance sheet at June 30, 2009, of approximately $81.0 million.

At June 30, 2009, we had (i) an oil price collar and oil price swaps that settle on a monthly basis covering future oil production from July 1, 2009 through December 31, 2012 and (ii) a natural gas price swap, natural gas price collars and natural gas basis swaps covering future natural gas production from July 1, 2009 to December 31, 2011. At December 31, 2008, we had (i) a oil price collar and oil price swaps that settle on a monthly basis covering future oil production from January 1, 2009 through December 31, 2012 and (ii) a natural gas price swap and a natural gas basis swap covering future natural gas production for 2009.

The average NYMEX oil futures price and average NYMEX natural gas futures prices for the six months ended June 30, 2009, was $51.61 per Bbl and $4.15 per MMBtu, respectively. The average NYMEX oil futures price and average NYMEX natural gas futures prices for the year ended December 31, 2008, was $99.75 per Bbl and $7.41 per MMBtu, respectively. At September 8, 2009, the NYMEX oil futures price and NYMEX natural gas futures price was $71.10 per Bbl and $2.81 per MMBtu, respectively.

The decrease in oil and natural gas prices, if it continues during the remainder of 2009, should increase the fair value asset of our commodity derivative contracts from their recorded balance at June 30, 2009. Changes in the recorded fair value of the undesignated commodity derivative contracts are marked to market through earnings as unrealized gains or losses. The potential increase in fair value asset would be recorded in earnings as unrealized gains. However, an increase in the average NYMEX oil and natural gas futures price above those at June 30, 2009 would result in a decrease in fair value asset and unrealized losses in earnings. We are currently unable to estimate the effects on the earnings of future periods resulting from changes in the market value of our commodity derivative contracts.

Interest rate risk

Our exposure to changes in interest rates relates primarily to long-term debt obligations. We manage our interest rate exposure by limiting our variable-rate debt to a certain percentage of total capitalization and by monitoring the effects of market changes in interest rates. To reduce our exposure to changes in interest rates we have entered into, and may in the future enter into additional interest rate risk management arrangements for a portion of our outstanding debt. The agreements that we have entered into generally have the effect of providing us with a fixed interest rate for a portion of our variable rate debt. We may utilize interest rate derivatives to alter interest rate exposure in an attempt to reduce interest rate expense related to existing debt issues. Interest rate derivatives are used solely to modify interest rate exposure and not to modify the overall leverage of the debt portfolio. We are exposed to changes in interest rates as a result of our credit facility, and the terms of our credit facility require us to pay higher interest rate margins as we utilize a larger percentage of our available borrowing base.

At June 30, 2009, we had interest rate swaps on $300 million of notional principal that fixed the LIBOR interest rate (does not include the interest rate margins discussed above) at 1.90 percent for the three years beginning in May 2009. An average decrease in future interest rates of 25 basis points from the future rate at June 30, 2009, would have resulted in a net unrealized liability on our interest rate risk management contracts, as reflected on our consolidated balance sheet at June 30, 2009, of approximately $2.1 million.

We had total indebtedness of $660 million outstanding under our credit facility at June 30, 2009. The impact of a one percent increase in interest rates on this amount of debt would result in increased annual interest expense of approximately $6.6 million.

Fair value of derivative instruments

The fair value of our derivative instruments is determined based on our valuation models. We did not change our valuation method during 2008 or the first half of 2009. During 2008 and 2009, we were party to commodity derivative instruments. The following table reconciles the changes that occurred in the fair values of our derivative instruments during the six months ended June 30, 2009:

	Derivative instruments net assets (liabilities)[a]
(in thousands)	Commodities	Interest rate	Total

Fair value of contracts outstanding at December 31, 2008	$173,523	$(1,083)	$172,440
Changes in fair values[b]	(86,873)	221	(86,652)
Contract maturities	(62,244)	779	(61,465)

Fair value of contracts outstanding at June 30, 2009	$24,406	$(83)	$24,323

(a)	Represents the fair values of open derivative contracts subject to market risk.

(b)	At inception, new derivative contracts entered into by us have no intrinsic value.

Business

General

Concho Resources Inc., a Delaware corporation, is an independent oil and natural gas company engaged in the acquisition, development, exploitation and exploration of oil and natural gas properties. Our core operations are focused in the Permian Basin of Southeast New Mexico and West Texas. These core operating areas are complemented by our activities in our emerging plays. We intend to grow our reserves and production through development drilling, exploitation and exploration activities on our multi-year project inventory and through acquisitions that meet our strategic and financial objectives.

We were formed in February 2006 as a result of the combination of Concho Equity Holdings Corp. and a portion of the oil and natural gas properties and related assets owned by Chase Oil Corporation (“Chase Oil”) and certain of its affiliates. Concho Equity Holdings Corp. was formed in April 2004 and represented the third of three Permian Basin-focused companies that have been formed since 1997 by certain members of our current management team (the prior two companies were sold to large domestic independent oil and gas companies).

Henry Entities acquisition

On July 31, 2008, we closed our acquisition of Henry Petroleum LP and certain entities affiliated with Henry Petroleum LP (which we refer to collectively as the “Henry Entities”), together with certain additional non-operated interests in oil and gas properties from persons affiliated with the Henry Entities. In August 2008 and September 2008, we acquired additional non-operated interests in oil and gas properties from persons affiliated with the Henry Entities. We paid approximately $583.5 million in net cash for the acquisition of the Henry Entities and the related acquisition of the along-side interests, which was funded with (i) borrowings under our credit facility and (ii) net proceeds of approximately $242.4 million from our private placement of 8,302,894 shares of our common stock. The oil and gas assets acquired in the acquisition of the Henry Entities and the along-side interests (which we refer to as the “Henry Properties”) contained approximately 30.1 MMBoe of net proved reserves at the acquisition date.

Chase Oil transaction

On February 24, 2006, we entered into a combination agreement in which we agreed to purchase oil and gas properties owned by Chase Oil, Caza Energy LLC and other related working interest owners (which we refer to collectively as the “Chase Group”) and combine them with substantially all of the outstanding equity interests of Concho Equity Holdings Corp. to form our company. The initial closing of the transactions contemplated by the combination agreement occurred on February 27, 2006, and the members of the Chase Group that sold their working interests to us then received 34,683,315 shares of our common stock and approximately $400 million in cash. The oil and gas properties contributed to us by the Chase Group are referred to as the “Chase Group Properties.”

Business and properties

Our core operations are focused in the Permian Basin of Southeast New Mexico and West Texas. The Permian Basin is one of the most prolific producing oil and gas regions in the United States.

It underlies an area of Southeast New Mexico and West Texas approximately 250 miles wide and 300 miles long. Commercial accumulations of hydrocarbons occur in multiple stratigraphic horizons, at depths ranging from approximately 1,000 feet to over 25,000 feet. This basin is characterized by long life, shallow decline reserves. At December 31, 2008, 97.9 percent of our total estimated net proved reserves were located in our core operating areas and consisted of approximately 62.9 percent oil and 37.1 percent natural gas. We refer to our core operating areas as (i) New Mexico Permian and (ii) Texas Permian. The Permian Basin is characterized by an extensive production history, mature infrastructure, long reserve life, multiple producing horizons and enhanced recovery potential. Producing horizons in our core properties include (i) the Yeso in the New Mexico Permian, which is located at depths ranging from 3,800 feet to 7,500 feet and (ii) the Wolfberry in the Texas Permian, the term applied to production attributable to the combined Wolfcamp and Spraberry horizons, which are located at depths ranging from 7,500 feet to 10,500 feet. We have assembled a multi-year inventory of development drilling and exploitation projects, including projects to further evaluate the aerial extent of the Yeso formation and the Wolfberry play, that we believe will allow us to grow proved reserves and production. We also have significant acreage positions in active emerging plays in the Lower Abo horizontal play in Southeast New Mexico and the Bakken/Three Forks play in North Dakota. We view an emerging play as an area where we can acquire large undeveloped acreage positions and apply horizontal drilling, advanced fracture stimulation and/or enhanced recovery technologies to achieve economic and repeatable production results.

During the first six months of 2009, we commenced drilling or participation in the drilling of 147 gross (97.4 net) wells, 76.2 percent of which were completed as producers, 1.4 percent of which were dry holes and 22.4 percent of which were awaiting completion at June 30, 2009. In addition, in the first half of 2009, we commenced recompletion or participation in the recompletion of 82 gross (76.1 net) wells, 93.9 percent of which were productive, none of which were unsuccessful and 6.1 percent were still in progress at June 30, 2009. In 2008, we commenced drilling or participation in the drilling of 243 gross (157.2 net) wells, 86.8 percent of which were completed as producers, 0.4 percent of which were dry holes and 12.8 percent of which were awaiting completion at December 31, 2008. In addition, in 2008, we commenced recompletion or participation in the recompletion of 242 gross (198.6 net) wells, 90.9 percent of which were productive, 2.1 percent of which were unsuccessful and 7 percent were still in progress at December 31, 2008.

We produced approximately 7.1 MMBoe of oil and natural gas during 2008 and 5.2 MMBoe of oil and natural gas during the first six months of 2009. In addition, we increased our average net daily production from 15.4 MBoe during the first quarter of 2008 to 25.2 MBoe during the fourth quarter of 2008, including the impact of the acquisition of the Henry Properties, and further to 30.0 MBoe during the second quarter of 2009. During 2008, we increased our total estimated net proved reserves by approximately 53.4 MMBoe, taking into account the effects of negative price revisions (10.1 MMBoe) and acquisitions.

Drilling activities

The following table sets forth information with respect to wells drilled and completed during the periods indicated. The information should not be considered indicative of future performance, nor should a correlation be assumed between the number of productive wells drilled, quantities of reserves found or economic value.

	Six months ended		Years ended December 31,
	June 30, 2009		2008		2007		2006
	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Development wells:
Productive	81.0	52.4	118.0	76.8	60.0	38.5	93.0	57.8
Dry	–	–	–	–	–	–	7.0	2.4
Exploratory wells:
Productive	72.0	46.4	93.0	63.2	55.0	48.0	37.0	25.4
Dry	3.0	0.6	1.0	1.0	2.0	1.2	3.0	0.8
Total wells:
Productive	153.0	98.8	211.0	140.0	115.0	86.5	130.0	83.2
Dry	3.0	0.6	1.0	1.0	2.0	1.2	10.0	3.2

Total	156.0	99.4	212.0	141.0	117.0	87.7	140.0	86.4

The following table sets forth information about our wells for which drilling was in progress or are pending completion at June 30, 2009, which are not included in the above table:

	Drilling
	in-progress		Pending completion
	Gross	Net	Gross	Net

Development wells	9.0	6.1	12.0	7.9
Exploratory wells	3.0	1.2	9.0	6.1

Total	12.0	7.3	21.0	14.0

Our production, prices and expenses

The following table sets forth summary information concerning our production results, average sales prices and operating costs and expenses for the years ended December 31, 2008, 2007 and 2006. The actual historical data in this table excludes production from the (i) Chase Group Properties for periods prior to February 27, 2006 and (ii) Henry Properties for periods prior to August 1, 2008.

	Six months ended June 30,		Years ended December 31,
	2009	2008	2008	2007	2006

Production and operating data:
Net production volumes:
Oil (MBbl)	3,518	1,786	4,586	3,014	2,295
Natural gas (MMcf)	10,369	6,451	14,968	12,064	9,507
Total (MBoe)	5,246	2,861	7,081	5,025	3,880
Average daily production volumes:
Oil (Bbl)	19,436	9,813	12,530	8,258	6,288
Natural gas (Mcf)	57,287	35,445	40,896	33,052	26,047
Total (Boe)	28,984	15,721	19,347	13,767	10,630
Average prices:
Oil, without hedges (per Bbl)	$47.32	$107.39	$91.92	$68.58	$60.47
Oil, with hedges (per Bbl)[a]	$63.36	$86.93	$83.55	$64.90	$57.42
Natural gas, without hedges (per Mcf)	$4.52	$11.33	$9.59	$8.08	$6.87
Natural gas, with hedges (per Mcf)[a]	$5.08	$11.23	$9.64	$8.33	$7.00
Total, without hedges (per Boe)	$40.67	$92.59	$79.80	$60.54	$52.62
Total, with hedges (per Boe)[a]	$52.53	$79.59	$74.49	$58.93	$51.12
Operating costs and expenses per Boe:
Lease operating expenses and workover costs	$6.24	$5.86	$6.31	$5.56	$5.40
Oil and natural gas taxes	$3.40	$7.73	$6.57	$5.24	$4.35
General and administrative	$4.93	$5.69	$5.76	$5.01	$5.60
Depreciation, depletion and amortization	$19.66	$15.13	$17.50	$15.28	$15.65

(a)	Includes the effect of (i) commodity derivatives designated as hedges and reported in oil and natural gas sales and (ii) includes the cash payments/receipts from commodity derivatives not designated as hedges and reported in operating costs and expenses. The following table reflects the amounts of cash payments/receipts from commodity derivatives not designated as hedges that were included in computing average prices with hedges and reconciles to the amount in gain (loss) on derivatives not designated as hedges as reported in the statement of operations:

	Six months ended June 30,		Years ended December 31,
(in thousands)	2009	2008	2008	2007	2006

Oil and natural gas sales:
Cash payments on oil derivatives	$–	$(20,573)	$(30,591)	$(11,091)	$(7,000)
Cash receipts from natural gas derivatives	–	–	–	188	1,232
Designated natural gas cash flow hedges reclassified from accumulated other comprehensive income	–	(222)	(696)	1,103	–

Total effect on oil and natural gas sales	$–	$(20,795)	$(31,287)	$(9,800)	$(5,768)

Gain (loss) on derivatives not designated as hedges:
Cash (payments) receipts from oil derivatives	$56,412	$(15,965)	$(7,780)	$–	$–
Cash (payments) receipts from natural gas derivatives	5,832	(422)	1,426	1,815	–
Cash payments from interest rate derivatives	(779)	–	–	–	–
Unrealized mark-to-market gain (loss) on commodity and interest rate derivatives	(148,117)	(103,247)	256,224	(22,089)	–

Gain (loss) on derivatives not designated as hedges	$(86,652)	$(119,634)	$249,870	$(20,274)	$–

The presentation of average prices with hedges is a non-GAAP measure as a result of including the cash payments/receipts from commodity derivatives that are presented in gain (loss) on derivatives not designated as hedges in the statements of operations. This presentation of average prices with hedges is a means by which to reflect the actual cash performance of our commodity derivatives for the respective periods and presents oil and natural gas prices with hedges in a manner consistent with the presentation generally used by the investment community.

Productive wells

The following table sets forth the number of productive oil and gas wells on our properties at June 30, 2009:

	Gross productive wells			Net productive wells
	Oil	Gas	Total	Oil	Gas	Total

Core Operating Areas:
New Mexico Permian	1,596	193	1,789	1,032.2	56.8	1,089.0
Texas Permian	1,686	69	1,755	398.3	10.8	409.2
Emerging plays:
Lower Abo	14	–	14	7.3	–	7.3
Bakken/Three Forks	31	–	31	3.9	–	3.9
Other	23	126	149	1.1	6.0	7.1

Total	3,350	388	3,738	1,442.8	73.6	1,516.5

Summary of core operating areas and emerging plays

The following is a summary of information regarding our core operating areas and emerging plays that are further described below:

					Quarter
					ended
	December 31, 2008				June 30, 2009	June 30, 2009
	Total				Average net
	proved	PV-10			daily	Identified	Total
	reserves	($ in		% Proved	production	drilling	gross	Total net
Areas	(MBoe)	millions)	% Oil	developed	(Boe per day)	locations	acreage	acreage

Core Operating Areas:
New Mexico Permian	95,055	$1,242.8	59.3%	52.9%	18,847	1,654	151,766	70,868
Texas Permian	39,392	378.0	71.9%	62.9%	8,709	1,558	283,043	77,784
Emerging Plays:
Lower Abo	2,127	34.4	67.8%	39.3%	1,939	152	31,978	27,805
Bakken/Three Forks	206	3.8	83.2%	100.0%	376	150	44,221	11,661
Other	495	4.2	6.2%	87.1%	166	8	147,715	68,645

Total	137,275	$1,663.2	62.9%	55.7%	30,037	3,522	658,723	256,763

Core operating areas

New Mexico Permian. This area represents our most significant concentration of assets and, at December 31, 2008, estimated proved reserves of 95.1 MMBoe, or 69.2 percent of our total net proved reserves and 74.7 percent of our PV-10. During the second quarter of 2009, our average net daily production from this area was approximately 18.8 MBoe per day, representing 62.8 percent of our total production for that time period.

Within this area we target two distinct producing areas, which we refer to as the shelf properties and the basinal properties. The shelf properties generally produce from the Yeso, San Andres and Grayburg formations, with producing depths ranging from about 900 feet to 7,500 feet. The basinal properties generally produce from the Strawn, Atoka and Morrow formations, with producing depths generally ranging from 7,500 feet to 15,000 feet.

During the six months ended June 30, 2009, we commenced drilling or participation in the drilling of 90 (83.3 net) wells in this area, of which 70 (65.2 net) were completed as producers and 20 (18.1 net) were in various stages of drilling and completion at June 30, 2009. During the first half of 2009, we continued our (i) development of the Blinebry interval of the Yeso formation, the top of which is located approximately 400 feet below the top of the Paddock interval of the Yeso formation, (ii) evaluation of drilling on 10 acre spacing in the Blinebry interval and (iii) evaluation of the use of larger fracture stimulation procedures in the completion of certain wells.

At June 30, 2009, we had 151,766 gross (70,868 net) acres in this area. At June 30, 2009, on our properties in this area, we had identified 1,654 drilling locations, with proved undeveloped reserves attributed to 478 of such locations. Of these drilling locations, we identified 984 locations intended to evaluate both the Blinebry and the Paddock intervals, while 15 locations are intended to evaluate only the Blinebry interval and 184 locations are intended to evaluate only the Paddock interval.

Texas Permian. We acquired the majority of our properties in this area from Henry Petroleum LP and certain affiliated entities in 2008. At December 31, 2008, our estimated proved reserves of 39.4 MMBoe in this area accounted for 28.7 percent of our total net proved reserves and 22.7 percent of our PV-10. During the month of July 2009, our average net daily production from this area was approximately 8.7 MBoe per day, representing 29 percent of our total production for that time period.

Our primary objective in the Texas Permian area is the Wolfberry in the Midland Basin. “Wolfberry” is the term applied to the combined production from the Spraberry and Wolfcamp formations, which are typically encountered at depths of 7,500 to 10,500 feet. These formations are comprised of a sequence of basinal, interbedded shales and carbonates. We also operate and develop properties on the Central Basin Platform targeting the Grayburg, San Andres and Clearfork formations, which are shallower, and are typically encountered at depths of 4,500 to 7,500 feet. The reservoirs in these formations are largely carbonates, limestones and dolomites.

At June 30, 2009, we had 283,043 gross (77,784 net) acres in this area. In addition, at June 30, 2009, we had identified 1,558 drilling locations, with proved undeveloped reserves attributed to 489 of such locations.

During the six months ended June 30, 2009, we commenced drilling or participation in the drilling of 44 (12.1 net) wells in this area, of which 33 (9.1 net) were completed as producers, two (0.4 net) were unsuccessful and nine (2.6 net) wells were in various stages of drilling and completion at June 30, 2009. In addition, during the first six months of 2009, we commenced the recompletion of two (1.1 net) wells, which were producing at June 30, 2009.

Emerging plays

We are actively involved in drilling or participating in drilling activities in two emerging plays, in which we had 2.3 MMBoe of proved reserves at December 31, 2008.

Lower Abo horizontal play. The Lower Abo horizontal play is an oil play along the northwestern rim of the Delaware Basin in Lea, Eddy and Chaves Counties, New Mexico. This play is found at vertical depths ranging from 6,500 feet to 10,000 feet and is being exploited utilizing horizontal drilling techniques.

At June 30, 2009, we held interests in 31,978 gross (27,805 net) acres in this play. During the six months ended June 30, 2009, we commenced participation in the drilling of one well (0.4 net) in this play, which was waiting on completion at June 30, 2009. At December 31, 2008, we had 2.1 MMBoe of proved reserves in this play.

Bakken/Three Forks play. Our acreage in the Bakken/Three Forks play is in the Williston Basin in North Dakota, primarily in Mountrail and McKenzie Counties. These Mississippian/Devonian age horizons consist of siltstones encased within and below a highly organic oil-rich shale package. These horizons are found at vertical depths ranging from 9,000 feet to 11,000 feet and are being exploited utilizing horizontal drilling techniques.

At June 30, 2009, we held interests in 44,221 gross (11,661 net) acres in this play. During the six months ended June 30, 2009, we commenced participation in the drilling of twelve wells in this play with nine wells producing and three in various stages of drilling and on completion at June 30, 2009. At December 31, 2008, we had 0.2 MMBoe of proved reserves in this play.

Other emerging plays. We also own interests in the following other emerging plays:

•	Central Basin Platform of West Texas, where we drilled one unsuccessful Woodford shale exploratory well in 2008;

•	Western Delaware Basin of West Texas, where we drilled four exploratory wells prior to 2008, targeting the Bone Springs, Atoka, Barnett and Woodford shales, of which three were unsuccessful and one was successful; and

•	Arkoma Basin in Arkansas, where, in 2008, we participated in the drilling of three exploratory wells targeting both the Hale and the Fayetteville shale, of which one was unsuccessful and two were completed and are currently in production.

Because of the current commodity price environment, the minimal success from drilling in these other emerging plays and other activity in or around these other emerging plays, we are currently not actively pursuing further exploration activities on these other emerging plays. We are evaluating our alternatives related to these three other emerging plays.

Marketing arrangements

General

We market our oil and natural gas in accordance with standard energy practices utilizing certain of our employees and external consultants, in each case in consultation with our chief financial officer and our production engineers. The marketing effort is coordinated with our operations group as it relates to the planning and preparation of future drilling programs so that available markets can be assessed and secured. This planning also involves the coordination of procuring the physical facilities necessary to connect new producing wells as efficiently as possible upon their completion. When possible, we negotiate with our purchasers on multiple well drilling programs in an attempt to improve our economics on such wells due to the commitment of potentially increased production volumes. Our current drilling plans consist substantially of multiple well programs.

Oil

We do not refine or process the oil we produce. A significant portion of our oil is connected directly to pipelines via gathering facilities in the respective field locations throughout Southeast New Mexico, while a significant portion of our production in West Texas is transported by truck. The oil is then delivered either to hub facilities located in Midland, Texas or Cushing, Oklahoma or to third party refineries located in Southeast New Mexico and the Panhandle and Gulf Coast area of Texas, with the majority of our oil going to a refinery in Southeast New Mexico. This oil is also transported to the hub facilities and refineries mentioned above. We sell the majority of the oil we produce under short-term contracts using market sensitive pricing. The majority of our contracts are based on a Platt’s formula which is calculated based on an intermediate posting deemed 40 degrees (typically as published by major oil purchasers at the Cushing, Oklahoma delivery point) for each calendar month plus the average of the Platt’s P-Plus WTI price as published monthly in the Platt’s Oilgram Price Report. This price is then adjusted for differentials based upon delivery location and oil quality.

Natural Gas

We consider all gas gathering and delivery infrastructure in the areas of our production and evaluate market options to obtain the best price reasonably available under the circumstances. We sell the majority of our gas under individually negotiated gas purchase contracts using market sensitive pricing. The majority of our gas is subject to term agreements that extend at least three years from the date of the subject contract.

The majority of the gas we sell is casinghead gas sold at the lease under a percentage of proceeds processing contract. The purchaser gathers our casinghead gas in the field where produced and transports it via pipeline to a gas processing plant where the liquid products are extracted. The remaining gas product is residue gas, or dry gas. Under our percentage of proceeds contracts, we receive a percentage of the value for the extracted liquids and the residue gas. Each of the liquid products has its own individual market and is therefore priced separately.

The remaining portion of our gas is dry gas, which is gathered at the wellhead and delivered into the purchaser’s residue or mainline transportation system. In many cases, the gas gathering and transportation is performed by a third party gathering company which transports the production from the production location to the purchaser’s mainline. The majority of our dry gas and residue gas is subject to term agreements that extend at least three years from the date of the subject contract.

Our principal customers

We sell our oil and natural gas production principally to marketers and other purchasers that have access to pipeline facilities. In areas where there is no practical access to pipelines, oil is transported to storage facilities by trucks owned or otherwise arranged by the marketers or purchasers. Our marketing of oil and natural gas can be affected by factors beyond our control, the effects of which cannot be accurately predicted.

For the six months ended June 30, 2009, revenues from oil and natural gas sales to Navajo Refining Company, L.P. and DCP Midstream, LP accounted for approximately 47 percent and approximately 11 percent, respectively, of our total operating revenues. For 2008, revenues from oil and natural gas sales to Navajo Refining Company, L.P. and DCP Midstream, LP accounted for approximately 59 percent and approximately 18 percent, respectively, of our total operating revenues. While the loss of either of these purchasers may result in a temporary interruption in sales of, or a lower price for, our production, we believe that the loss of either of these purchasers would not have a material adverse effect on our operations, as there are alternative purchasers in our producing regions.

Competition

The oil and natural gas industry in the regions in which we operate is highly competitive. We encounter strong competition from numerous parties, ranging generally from small independent producers to major integrated oil companies. We primarily encounter significant competition in acquiring properties, contracting for drilling and workover equipment and securing trained personnel. Many of these competitors have financial and technical resources and staffs substantially larger than ours. As a result, our competitors may be able to pay more for desirable properties, or to evaluate, bid for and purchase a greater number of properties or prospects than our financial or personnel resources will permit.

We are also affected by competition for drilling rigs and the availability of related equipment. The oil and natural gas industry periodically experiences shortages of drilling and workover rigs, equipment, pipe, materials and personnel, which can delay developmental drilling, workover and exploitation activities and caused significant price increases. The recent shortage of personnel has also made it difficult to attract and retain personnel with experience in the oil and gas industry and has caused us to increase our general and administrative budget. We are unable to predict the timing or duration of any such shortages.

Competition is also strong for attractive oil and natural gas producing properties, undeveloped leases and drilling rights. Although we regularly evaluate acquisition opportunities and submit bids as part of our growth strategy, we do not have any current agreements, understandings or arrangements with respect to any material acquisition.

Applicable laws and regulations

Regulation of the oil and natural gas industry

Regulation of transportation of oil. Sales of oil, condensate and natural gas liquids are not currently regulated and are made at negotiated prices. Nevertheless, Congress could reenact price controls in the future.

Our sales of oil are affected by the availability, terms and cost of transportation. The transportation of oil in common carrier pipelines is also subject to rate regulation. The Federal Energy Regulatory Commission, or the “FERC,” regulates interstate oil pipeline transportation rates under the Interstate Commerce Act. In general, interstate oil pipeline rates must be cost-based, although settlement rates agreed to by all shippers are permitted and market-based rates may be permitted in certain circumstances. Effective January 1, 1995, the FERC implemented regulations establishing an indexing system that permits a pipeline, subject to limited challenges, to annually increase or decrease its transportation rates due to inflationary changes in costs using a FERC approved index. On March 21, 2006, FERC issued a decision setting the index for the period July 1, 2006 through July 2011 at the Producer Price Index for Finished Goods (PPI-FG) plus 1.3 percent. The basis for intrastate oil pipeline regulation, and the degree of regulatory oversight and scrutiny given to intrastate oil pipeline rates, varies from state to state. Insofar as effective interstate and intrastate rates are equally applicable to all comparable shippers, we believe that the regulation of oil transportation rates will not affect our operations in any way that is of material difference from those of our competitors.

Further, interstate and intrastate common carrier oil pipelines must provide service on a non-discriminatory basis at posted tariff rates. When oil pipelines operate at full capacity, access is governed by prorationing provisions set forth in the pipelines’ published tariffs. Accordingly, we believe that access to oil pipeline transportation services generally will be available to us to the same extent as to our competitors.

Regulation of transportation and sale of natural gas. Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated pursuant to the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978 and regulations issued under those acts by the FERC. In the past, the federal government has regulated the prices at which natural gas could be sold. While sales by producers of natural gas can currently be made at uncontrolled market prices, Congress could reenact price controls in the future, and market participants are prohibited from engaging in market manipulation. Deregulation of wellhead natural gas sales began with the enactment of the Natural Gas Policy Act. In 1989, Congress enacted the Natural Gas Wellhead Decontrol Act which removed all Natural Gas Act and Natural Gas Policy Act price and non-price controls affecting wellhead sales of natural gas effective January 1, 1993.

The FERC regulates interstate natural gas transportation rates and service conditions, which affects the marketing of natural gas that we produce, as well as the revenues we receive for sales of our natural gas. Since 1985, the FERC has endeavored to make natural gas transportation more accessible to natural gas buyers and sellers on an open and non-discriminatory basis. The FERC has stated that open access policies are necessary to improve the competitive structure of the interstate natural gas pipeline industry and to create a regulatory framework that will put natural gas sellers into more direct contractual relations with natural gas buyers by, among other things, unbundling the sale of natural gas from the sale of transportation and storage services. Beginning in 1992, the FERC issued Order No. 636 and a series of related orders to implement its open access policies. As a result of the Order No. 636 program, the marketing and pricing of natural gas have been significantly altered. The interstate pipelines’ traditional role as wholesalers of natural gas has been eliminated and replaced by a structure under which pipelines provide transportation and storage service on an open access basis to others who buy and sell natural gas. Although these orders do not directly regulate natural gas producers, they are intended to foster increased competition within all phases of the natural gas industry.

In 2000, the FERC issued Order No. 637 and subsequent orders, which imposed a number of additional reforms designed to enhance competition in natural gas markets. Among other things, Order No. 637 effected changes in FERC regulations relating to scheduling procedures, capacity segmentation, penalties, rights of first refusal and information reporting. Most pipelines’ tariff filings to implement the requirements of Order No. 637 have been accepted by the FERC and placed into effect.

In August, 2005, Congress enacted the Energy Policy Act of 2005 (“EPAct 2005”). Among other matters, EPAct 2005 amends the Natural Gas Act to make it unlawful for “any entity”, including otherwise non-jurisdictional producers such as us, to use any deceptive or manipulative device or contrivance in connection with the purchase or sale of natural gas or the purchase or sale of transportation services subject to regulation by the FERC, in contravention of rules prescribed by the FERC. The FERC’s rules implementing this provision make it unlawful, in connection with the purchase or sale of natural gas subject to the jurisdiction of the FERC, or the purchase or sale of transportation services subject to the jurisdiction of the FERC, for any entity, directly or indirectly, to use or employ any device, scheme or artifice to defraud; to make any untrue statement of material fact or omit to make any such statement necessary to make the statements made not misleading; or to engage in any act or practice that operates as a fraud or deceit upon any person. EPAct 2005 also gives the FERC authority to impose civil penalties for violations of the Natural Gas Act up to $1 million per day per violation. The new anti-manipulation rule does not apply to activities that relate only to intrastate or other non-jurisdictional sales, gathering or production, but does apply to activities of otherwise non-jurisdictional entities to the extent the activities are conducted “in connection with” gas sales, purchases or transportation subject to FERC jurisdiction, which now includes the annual reporting requirements under Order 704. EPAct 2005 therefore reflects a significant expansion of the FERC’s enforcement authority. We do not anticipate we will be affected any differently than other producers of natural gas.

In December 2007, the FERC issued rules (“Order 704”) requiring that any market participant, including a producer such as Concho, that engages in wholesale sales or purchases of natural gas that equal or exceed 2.2 million MMBtus during a calendar year to annually report, starting May 1, 2009, such sales and purchases to the FERC.

These rules are intended to increase the transparency of the wholesale natural gas markets and to assist the FERC in monitoring such markets and in detecting market manipulation. We do not anticipate that we will be affected by these rules any differently than other producers of natural gas.

We cannot accurately predict whether the FERC’s actions will achieve the goal of increasing competition in markets in which our natural gas is sold. Additional proposals and proceedings that might affect the natural gas industry are pending before the FERC and the courts. The natural gas industry historically has been very heavily regulated. Therefore, we cannot provide any assurance that the less stringent regulatory approach recently established by the FERC will continue. However, we do not believe that any action taken will affect us in a way that materially differs from the way it affects other natural gas producers.

Gathering service, which occurs upstream of jurisdictional transmission services, is regulated by the states onshore and in state waters. Although its policy is still in flux, the FERC has reclassified certain jurisdictional transmission facilities as non-jurisdictional gathering facilities, which has the tendency to increase our costs of getting gas to point of sale locations.

Intrastate natural gas transportation is also subject to regulation by state regulatory agencies. The basis for intrastate regulation of natural gas transportation and the degree of regulatory oversight and scrutiny given to intrastate natural gas pipeline rates and services varies from state to state. During the 2007 legislative session, the Texas State Legislature passed H.B. 3273 (“Competition Bill”) and H.B. 1920 (“LUG Bill”). The Competition Bill gives the Railroad Commission of Texas (“RRC”) the ability to use either a cost-of-service method or a market-based method for setting rates for natural gas gathering and intrastate transportation pipelines in formal rate proceedings. It also gives the RRC specific authority to enforce its statutory duty to prevent discrimination in natural gas gathering and transportation, to enforce the requirement that parties participate in an informal complaint process and to punish purchasers, transporters, and gatherers for taking discriminatory actions against shippers and sellers. The Competition Bill also provides producers with the unilateral option to determine whether or not confidentiality provisions are included in a contract to which a producer is a party for the sale, transportation, or gathering of natural gas. The LUG Bill modifies the informal complaint process at the RRC with procedures unique to lost and unaccounted for gas issues. It extends the types of information that can be requested, provides producers with an annual audit right, and provides the RRC with the authority to make determinations and issue orders in specific situations. Both the Competition Bill and the LUG Bill became effective September 1, 2007. Insofar as such regulation within a particular state will generally affect all intrastate natural gas shippers within the state on a comparable basis, we believe that the regulation of similarly situated intrastate natural gas transportation in any states in which we operate and ship natural gas on an intrastate basis will not affect our operations in any way that is of material difference from those of our competitors. Like the regulation of interstate transportation rates, the regulation of intrastate transportation rates affects the marketing of natural gas that we produce, as well as the revenues we receive for sales of our natural gas.

Regulation of production. The production of oil and natural gas is subject to regulation under a wide range of local, state and federal statutes, rules, orders and regulations. Federal, state and local statutes and regulations require permits for drilling operations, drilling bonds and reports concerning operations. All of the states in which we own and operate properties have regulations governing conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum allowable rates of production from oil and natural gas wells, the regulation of well spacing, and the plugging and abandonment of wells. The effect of these regulations is to limit the amount of oil and natural gas that we can produce from our wells and to limit the number of wells or the locations at which we can drill, although we can apply for exceptions to such regulations or to have reductions in well spacing. Moreover, each state generally imposes a production or severance tax with respect to the production and sale of oil, natural gas and natural gas liquids within its jurisdiction. The failure to comply with these rules and regulations can result in substantial penalties. Our competitors in the oil and natural gas industry are subject to the same regulatory requirements and restrictions that affect our operations.

Environmental, health and safety matters

General. Our operations are subject to stringent and complex federal, state and local laws and regulations governing environmental protection as well as the discharge of materials into the environment. These laws and regulations may, among other things:

•	require the acquisition of various permits before drilling commences;

•	restrict the types, quantities and concentration of various substances that can be released into the environment in connection with oil and natural gas drilling and production, and saltwater disposal activities;

•	limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas; and

•	require remedial measures to mitigate pollution from former and ongoing operations, such as requirements to close pits and plug abandoned wells.

These laws, rules and regulations may also restrict the rate of oil and natural gas production below the rate that would otherwise be possible. The regulatory burden on the oil and gas industry increases the cost of doing business in the industry and consequently affects profitability. Additionally, Congress and federal and state agencies frequently revise environmental laws and regulations, and any changes that result in more stringent and costly waste handling, disposal and cleanup requirements for the oil and gas industry could have a significant impact on our operating costs.

The following is a summary of some of the existing laws, rules and regulations to which our business is subject.

Waste handling. The Resource Conservation and Recovery Act, or “RCRA”, and comparable state statutes, regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. Under the auspices of the federal Environmental Protection Agency, or “EPA”, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. Drilling fluids, produced waters, and most of the other wastes associated with the exploration, development, and production of oil or natural gas are currently regulated under RCRA’s non-hazardous waste provisions. However, it is possible that certain oil and natural gas exploration and production wastes now classified as non-hazardous could be classified as hazardous wastes in the future.

Any such change could result in an increase in our costs to manage and dispose of wastes, which could have a material adverse effect on our results of operations and financial position.

Comprehensive Environmental Response, Compensation and Liability Act. The Comprehensive Environmental Response, Compensation and Liability Act, or “CERCLA”, also known as the Superfund law, imposes joint and several liability, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons include the owner or operator of the site where the release occurred, and anyone who disposed or arranged for the disposal of a hazardous substance released at the site. Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. In addition, it is not uncommon for neighboring landowners and other third-parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

We currently own, lease, or operate numerous properties that have been used for oil and natural gas exploration and production for many years. Although we believe that we have utilized operating and waste disposal practices that were standard in the industry at the time, hazardous substances, wastes, or hydrocarbons may have been released on or under the properties owned or leased by us, or on or under other locations, including off-site locations, where such substances have been taken for disposal. In addition, some of our properties have been operated by third parties or by previous owners or operators whose treatment and disposal of hazardous substances, wastes, or hydrocarbons was not under our control. These properties and the substances disposed or released on them may be subject to CERCLA, RCRA, and analogous state laws. Under such laws, we could be required to remove previously disposed substances and wastes, remediate contaminated property, or perform remedial plugging or pit closure operations to prevent future contamination.

Water discharges. The Federal Water Pollution Control Act, or the “Clean Water Act”, and analogous state laws, impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and other substances, into waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the Clean Water Act and analogous state laws and regulations.

Air emissions. The federal Clean Air Act, and comparable state laws, regulate emissions of various air pollutants through air emissions permitting programs and the imposition of other requirements. In addition, the EPA has developed, and continues to develop, stringent regulations governing emissions of toxic air pollutants at specified sources. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with air permits or other requirements of the federal Clean Air Act and associated state laws and regulations.

Recent scientific studies have suggested that emissions of certain gases, commonly referred to as “greenhouse gases” and including carbon dioxide and methane, may be contributing to warming of the Earth’s atmosphere. In response to such studies, the U.S. Congress is considering legislation to reduce emissions of greenhouse gases. President Obama has expressed support for legislation to restrict or regulate emissions of greenhouse gases. In addition, more than one-

third of the states, either individually or through multi-state regional initiatives, already have begun implementing legal measures to reduce emissions of greenhouse gases, primarily through the planned development of emission inventories or regional greenhouse gas cap and trade programs. Depending on the particular program, we could be required to purchase and surrender allowances for greenhouse gas emissions resulting from our operations. This requirement could increase our operational and compliance costs and result in reduced demand for our products.

Also, as a result of the United States Supreme Court’s decision on April 2, 2007 in Massachusetts, et al. v. EPA, the EPA may regulate greenhouse gas emissions from mobile sources such as cars and trucks even if Congress does not adopt new legislation specifically addressing emissions of greenhouse gases. The Court’s holding in Massachusetts that greenhouse gases including carbon dioxide fall under the federal Clean Air Act’s definition of “air pollutant” may also result in future regulation of carbon dioxide and other greenhouse gas emissions from stationary sources. In July 2008, the EPA released an “Advance Notice of Proposed Rulemaking” regarding possible future regulation of greenhouse gas emissions under the Clean Air Act, in response to the Supreme Court’s decision in Massachusetts. In the notice, the EPA evaluated the potential regulation of greenhouse gases under the Clean Air Act and other potential methods of regulating greenhouse gases. Although the notice did not propose any specific, new regulatory requirements for greenhouse gases, it indicates that federal regulation of greenhouse gas emissions could occur in the future even if Congress does not adopt new legislation specifically addressing emissions of greenhouse gases. In April 2009, the EPA issued a notice of its proposed finding and determination that emissions of greenhouse gases are presenting an endangerment to human health and the environment, which, if finalized, would enable the EPA to begin regulating such emissions under existing provisions of the federal Clear Air Act. Although it is not possible at this time to predict how legislation or new regulations that may be adopted to address greenhouse gas emissions would impact our business, any such new federal, regional or state restrictions on emissions of carbon dioxide or other greenhouse gases that may be imposed in areas in which we conduct business could result in increased compliance costs or additional operating restrictions, which could have a material adverse effect on our business and the demand for our products.

National Environmental Policy Act. Oil and natural gas exploration and production activities on federal lands are subject to the National Environmental Policy Act, or “NEPA.” NEPA requires federal agencies, including the Department of Interior, to evaluate major agency actions having the potential to significantly impact the environment. In the course of such evaluations, an agency will prepare an environmental assessment that assesses the potential direct, indirect and cumulative impacts of a proposed project and, if necessary, will prepare a more detailed environmental impact statement that may be made available for public review and comment. All of our current exploration and production activities, as well as proposed exploration and development plans, on federal lands require governmental permits that are subject to the requirements of NEPA. This process has the potential to delay the development of oil and natural gas projects.

OSHA and other laws and regulation. We are subject to the requirements of the federal Occupational Safety and Health Act, or “OSHA”, and comparable state statutes. The OSHA hazard communication standard, the EPA community right-to-know regulations under the Title III of CERCLA and similar state statutes require that we organize and/or disclose information about hazardous materials used or produced in our operations. We believe that we are in substantial compliance with these applicable requirements and with other OSHA and comparable requirements.

We believe that we are in substantial compliance with all existing environmental laws and regulations applicable to our current operations and that our continued compliance with existing requirements will not have a material adverse impact on our financial condition and results of operations. For instance, we did not incur any material capital expenditures for remediation or pollution control activities for the year ended December 31, 2008. Additionally, as of the date of this prospectus supplement, we are not aware of any environmental issues or claims that will require material capital expenditures during 2009. However, we cannot assure you that the passage or application of more stringent laws or regulations in the future will not have an negative impact on our financial position or results of operation.

Our Employees

At June 30, 2009, we employed 266 persons, including 137 in operations, 37 in financial and accounting, 36 in land, 18 in geosciences, 20 in reservoir engineering, 14 in administration and 4 in legal. Of these, 239 worked at our Midland, Texas headquarters, including Texas field operations, and 27 in our New Mexico field operations. Our future success will depend partially on our ability to attract, retain and motivate qualified personnel. We are not a party to any collective bargaining agreements and have not experienced any strikes or work stoppages. We consider our relations with our employees to be satisfactory. We also utilize the services of independent contractors to perform various field and other services.

Transactions with related persons

General

In accordance with its charter and our Related Persons Transaction Policy adopted by the Board of Directors (“RPT Policy”) on November 8, 2007, the Audit Committee of the Board of Directors periodically reviews all related person transactions that the rules of the SEC require be disclosed in our proxy statement and make a determination regarding the authorization or ratification of any such transactions.

Our RPT Policy pre-approves certain related person transactions, including:

•	any employment of an executive officer if his or her compensation is required to be reported in our proxy statement under Item 402;

•	director compensation which is required to be reported in our proxy statement under Item 402;

•	any transaction with an entity at which the related person’s only relationship is as a director or manager (other than sole director or manager) or beneficial owner of less than 10% of the entity’s equity, if the aggregate amount involved does not exceed the greater of $1,000,000 or 2% of the entity’s annual revenues; and

•	transactions with Chase Oil Corporation (“Chase Oil”) and its affiliates, pursuant to which we acquire equipment, services or supplies in the ordinary course of its oil and gas business.

The Audit Committee Chairman may approve any related person transaction in which the aggregate amount involved is expected to be less than $120,000. A summary of such approved transactions and each new related person transaction deemed pre-approved under the RPT Policy is provided to the Audit Committee for its review. The Audit Committee has the authority to modify the RPT Policy regarding pre-approved transactions or to impose conditions upon our ability to participate in any related person transaction.

There were no related person transactions during 2008 or the first half of 2009 which were required to be reported where the procedures described above required review, approval or ratification, but where these procedures were not followed.

We entered into certain of the transactions and contractual arrangements described below involving our officers, directors or principal stockholders before the adoption of the RPT Policy. None of these transactions were reviewed by the Audit Committee. We believe that the terms of these arrangements and agreements were at least as favorable as they would have been had we contracted with unrelated third parties under the same or similar circumstances.

Transactions involving directors

We leased certain mineral interests in Andrews County, Texas from a partnership in which Tucker S. Bridwell, one of our directors, is the general partner and in which he holds a 3.5% interest. We paid royalties of approximately $332,000 during the year ended December 31, 2008 and approximately $56,000 during the six months ended June 30, 2009 attributable to such mineral interests. We owed this partnership royalty payments of approximately $13,000 at June 30, 2009.

Until he joined Keeneland Capital in 2009, A. Wellford Tabor, one of our directors, was a member of Wachovia Capital Partners, a merchant banking arm of Wells Fargo & Company. An affiliate of Wachovia Capital Partners and Wells Fargo & Company has been, and may continue to be, one of our stockholders. In addition, both Wachovia Bank, National Association and Wells Fargo Bank, N.A. are affiliates of Wells Fargo & Company and are lenders under our credit facility and counterparties under certain of our hedging instruments. Wells Fargo Securities, LLC, and Wells Fargo Bank, National Association, affiliates of Wells Fargo & Company, will act as an underwriter and trustee under the indenture, respectively, with respect to the notes offered hereby.

Consulting agreement with Steven L. Beal

On June 9, 2009, we entered into a Consulting Agreement (the “Consulting Agreement”) with Steven L. Beal, under which Mr. Beal began serving as a consultant on July 1, 2009. During the term of the consulting relationship, Mr. Beal will receive a consulting fee of $20,000 per month and a monthly reimbursement for his medical and dental coverage costs. During the period Mr. Beal serves as a non-employee member of the Board of Directors, he will also receive the standard compensation package for non-employee members of the Board of Directors. During the term of the consulting relationship, Mr. Beal cannot, without prior consent of our Chief Executive Officer, compete with us in the oil and natural gas industry (other than serving as a board member and/or owning securities of publicly held entities engaged in such industry).

Transactions involving executive officers

Overriding royalty interests

Prior to the formation of Concho Equity Holdings Corp., Messrs. Leach, Beal, Copeland and Wright and another of our former executives acquired working interests in 120 undeveloped acres located in Lea County, New Mexico. In connection with the formation of Concho Equity Holdings Corp., these working interests were sold to that company in November 2004 for $120,000 in the aggregate, and Messrs. Leach, Beal, Copeland and Wright and such former executive each retained a 0.25% overriding royalty interest in any production attributable to this acreage. We have not drilled any wells that are subject to these overriding royalty interests and, therefore, no payments have been made in connection with these interests.

In April 2005, we acquired certain working interests in properties located in Culberson County, Texas for approximately $2.5 million from an entity partially owned by a person who was one of our executive officers until March 31, 2008. In connection with this acquisition, such entity retained a 2% overriding royalty interest in the acquired properties, which overriding royalty interest was later conveyed in equal shares by such entity to such person and one of our non-executive employees.

Transactions involving Chase Oil Corporation and its affiliates

Silver Oak drilling contracts

Silver Oak Drilling, LLC, an affiliate of Chase Oil, owns and operates drilling rigs, four of which we use for a substantial portion of our operations in Southeast New Mexico. During the six months ended June 30, 2009 and the year ended December 31, 2008, we paid Silver Oak Drilling approximately $10.3 million and $18.3 million, respectively, for drilling services in

Southeast New Mexico. Our contracts with Silver Oak Drilling were recently extended through June 30, 2010.

Saltwater disposal services agreement

Among the assets we acquired from Chase Oil in February 2006 is an undivided interest in a saltwater gathering and disposal system in Southeast New Mexico, which is owned and maintained under a written agreement among us and Chase Oil and certain of its affiliates, and under which we as operator gather and dispose of produced water. The system is owned jointly by us and Chase Oil and its affiliates in undivided ownership percentages, which are annually redetermined as of January 1 on the basis of each party’s percentage contribution of the total volume of produced water disposed of through the system during the prior calendar year. At January 1, 2009, we owned 95.4% of the system and Chase Oil and its affiliates owned 4.6%.

Software license agreement

At March 1, 2006, we entered into a Software License Agreement with Enertia Software Systems, which is an affiliate of Chase Oil, with an initial term of 99 years. We are using the subject software in the following software functional areas: accounting and financial reporting, well production and field data gathering, land and contracts, and payroll processing. The Software License Agreement provides for up to fifty-five concurrent users with the ability for us to upgrade in five concurrent user increments for a one-time license fee of $50,000 for each concurrent user increment. The license can be terminated by either party by providing notice to the other party at least six months prior to the date on which the termination will be effective. During the year ended December 31, 2008, we paid Enertia approximately $258,000 for consulting and programming services, $233,000 for additional licensing fees and $22,000 for annual maintenance fees, a total of $513,000.

Overriding royalty interests

Certain persons affiliated with Chase Oil own overriding royalty interests in some of the properties which we operate. The aggregate amount of royalty payments made in connection with these overriding royalty interests was approximately $0.5 million and $3.1 million during the six months ended June 30, 2009 and the year ended December 31, 2008, respectively.

Other transactions

We also conduct business from time to time with other companies that are affiliated with Chase Oil, with respect to oilfield services or supplies and other services that we use in the ordinary course of our operations. We are not required to purchase products or services from these companies, and we are able to purchase these products and services from other vendors who are not affiliated with Chase Oil. During the six months ended June 30, 2009 and the year ended

December 31, 2008, we paid the approximate amounts indicated to the following such affiliates of Chase Oil (in thousands):

	Six months ended	Year ended
	June 30, 2009	December 31, 2008

Production Specialty Services, Inc.	$–	$2,020
Catalyst Oilfield Services LLC	1,999	1,927
Deer Horn Aviation Ltd. Co.	101	383

Total	$2,100	$4,330

Registration rights agreement

We are a party to a registration rights agreement with certain of our stockholders, certain of our executive officers and the former stockholders of Concho Equity Holdings Corp., which was merged into another of our subsidiaries.

Demand registration rights

According to the registration rights agreement, holders of 20% of the aggregate shares held by the former stockholders of Concho Equity Holdings Corp. may request in writing that we register their shares by filing a registration statement under the Securities Act, so long as the anticipated aggregate offering price, net of underwriting discounts and commissions, exceeds $50 million.

Piggy-back registration rights

If we propose to file a registration statement under the Securities Act relating to an offering of our common stock (other than on a Form S-4 or a Form S-8), upon the written request of holders of registrable securities, we will use our commercially reasonable efforts to include in such registration, and any related underwriting, all of the registrable securities requested to be included, subject to customary cutback provisions. There is no limit to the number of these “piggy-back” registrations in which these holders may request their shares be included.

Registration procedures and expenses

We generally will bear the registration expenses incurred in connection with any registration, including all registration, filing and qualification fees, printing and accounting fees, but excluding underwriting discounts and commissions. We have agreed to indemnify the subject stockholders against certain liabilities, including liabilities under the Securities Act, in connection with any registration effected under the registration rights agreement. We are not obligated to effect any registration more than one time in any six-month period and these registration rights terminate on August 7, 2017.

Management

The following table sets forth the names and ages of all of our executive officers and directors.

Name	Age[a]	Position

Timothy A. Leach	49	Chairman of the Board of Directors, Chief Executive Officer, President and Class I Director
David W. Copeland	52	Vice President, General Counsel and Secretary
Jack F. Harper	38	Vice President—Business Development and Capital Markets
Darin G. Holderness	45	Vice President, Chief Financial Officer and Treasurer
Matthew G. Hyde	53	Vice President—Exploration and Land
E. Joseph Wright	49	Vice President—Engineering and Operations
Steven L. Beal	50	Class II Director
Tucker S. Bridwell	57	Class II Director
William H. Easter III	59	Class I Director
W. Howard Keenan, Jr.	58	Class I Director
Ray M. Poage	62	Class III Director
A. Wellford Tabor	40	Class III Director

(a)	As of September 1, 2009.

Timothy A. Leach has been a director and our Chairman of the Board of Directors and Chief Executive Officer since our formation in February 2006; he has also been our President since July 1, 2009. Mr. Leach was the Chairman of the Board of Directors and Chief Executive Officer of Concho Equity Holdings Corp. from its formation in April 2004 until it was merged into another of our subsidiaries at January 1, 2009. Mr. Leach was Chairman of the Board and Chief Executive Officer of Concho Oil & Gas Corp. from its formation in January 2001 until its sale in January 2004. From January 2004 to April 2004, Mr. Leach was involved in private investments. Mr. Leach was Chairman of the Board and Chief Executive Officer of Concho Resources Inc. (which was a different company than we are) from its formation in August 1997 until its sale in June 2001. From September 1989 until May 1997, Mr. Leach was employed by Parker & Parsley Petroleum Company (now Pioneer Natural Resources Company) in a variety of capacities, including serving as Executive Vice President and as a member of Parker & Parsley Petroleum Company’s Executive Committee. He is a graduate of Texas A&M University with a Bachelor of Science degree in Petroleum Engineering.

David W. Copeland has been our Vice President, General Counsel and corporate Secretary since our formation in February 2006. Mr. Copeland was the Vice President, General Counsel and corporate Secretary of Concho Equity Holdings Corp. from its formation in April 2004 until it was merged into another of our subsidiaries at January 1, 2009. Mr. Copeland was a director and the Executive Vice President, General Counsel and corporate Secretary of Concho Oil & Gas Corp. from its formation in January 2001 until its sale in January 2004. From January 2004 to April 2004, Mr. Copeland was involved in private investments. Mr. Copeland was a director and the Vice President, General Counsel and corporate Secretary of Concho Resources Inc. (which was a different company than we are) from its formation in August 1997 until its sale in June 2001. From 1991 until June 1997, Mr. Copeland was employed in the Legal Department of

Parker & Parsley Petroleum Company (now Pioneer Natural Resources Company), and served as its Vice President, Associate General Counsel from 1994 until June 1997. Prior to joining Parker & Parsley Petroleum Company, Mr. Copeland was a partner with the Midland, Texas law firm of Stubbeman, McRae, Sealy, Laughlin & Browder, where his practice was concentrated in corporate, banking and other commercial matters. He is a graduate of Midwestern State University with a Bachelor of Business Administration degree in Accounting and a graduate of Texas Tech University School of Law with a Doctor of Jurisprudence degree.

Jack F. Harper has been our Vice President—Business Development and Capital Markets since May 2007. Mr. Harper was our Director of Investor Relations and Business Development from July 2006 until May 2007. From October 2005 until July 2006, Mr. Harper was involved in private investments. From October 2002 until October 2005, Mr. Harper was employed by Unocal Corporation where he served as Manager of Planning and Evaluation and Manager of Business Development for Unocal Corporation’s wholly owned subsidiary, Pure Resources, Inc. From May 2000 until October 2002, Mr. Harper was employed by Pure Resources, Inc. in a variety of capacities, including in his last position as Vice President, Finance and Investor Relations. From December 1996 until May 2000, Mr. Harper was employed by Tom Brown, Inc., where his last position was Vice President, Investor Relations, Corporate Development and Treasurer. He is a graduate of Baylor University with a Bachelor of Business Administration degree in Finance.

Darin G. Holderness has been our Vice President, Chief Financial Officer and Treasurer since August 2008. From May 2008 until August 2008, Mr. Holderness was employed by Eagle Rock Energy Partners, L.P. as Senior Vice President and Chief Financial Officer. From November 2004 until May 2008, Mr. Holderness served as Vice President and Chief Accounting Officer of Pioneer Natural Resources Company. From April 2004 until November 2004, he served as Vice President and Chief Financial Officer of Basic Energy Services, Inc. From May 2000 until April 2004, he was an officer, including serving as Vice President and Controller, of Pure Resources, Inc. Mr. Holderness holds a Bachelor of Business Administration degree in Accounting from Boise State University and is a certified public accountant.

Matthew G. Hyde joined us as our Vice President—Exploration in May 2008, and was appointed Vice President—Exploration and Land in November 2008. From January 2008 to May 2008, Mr. Hyde was involved in private investments. From March 2001 to December 2007, Mr. Hyde was an Asset Manager of Oxy Permian, a business unit of Occidental Petroleum Corporation. From April 1998 to February 2001, Mr. Hyde served as President and General Manager of Occidental Petroleum Corporation’s international business unit in Oman. Prior to that role, Mr. Hyde served in a variety of domestic and international exploration positions for Occidental Petroleum Corporation, including Regional Exploration Manager responsible for Latin American exploration activities. He is a graduate of the University of Vermont and the University of Massachusetts where he obtained Bachelor of Arts and Master of Science degrees, respectively, in Geology. Mr. Hyde also holds a Master of Business Administration degree from the University of California Los Angeles.

E. Joseph Wright has been our Vice President—Engineering and Operations since our formation in February 2006. Mr. Wright was the Vice President—Operations & Engineering of Concho Equity Holdings Corp. from its formation in April 2004 until it was merged into another of our subsidiaries at January 1, 2009. Mr. Wright was Vice President—Operations/Engineering of Concho Oil & Gas Corp. from its formation in January 2001 until its sale in January 2004. From January 2004 to April 2004, Mr. Wright was involved in private investments. Mr. Wright served in various engineering and operations positions for Concho Resources Inc. (which was a different company than we are), including serving as its Vice President—Operations, from 1998 until its sale in June 2001. From 1982 until February 1998, Mr. Wright was employed by Mewbourne Oil Company in several operations, engineering and capital markets positions. He is a graduate of Texas A&M University with a Bachelor of Science degree in Petroleum Engineering.

Steven L. Beal has been a director since our formation in February 2006 and a consultant to us since July 1, 2009. Mr. Beal was our President and Chief Operating Officer from our formation in February 2006 until his retirement effective June 30, 2009. Mr. Beal was a director and the President and Chief Operating Officer of Concho Equity Holdings Corp. from its formation in April 2004 until it was merged into another of our subsidiaries at January 1, 2009. Mr. Beal was a director and the Executive Vice President and Chief Financial Officer of Concho Oil & Gas Corp. from its formation in January 2001 until he became its President and Chief Operating Officer in August 2002, a position he held until its sale in January 2004. From January 2004 to April 2004, Mr. Beal was involved in private investments. Mr. Beal was a director and the Vice President and Chief Financial Officer of Concho Resources Inc. (which was a different company than we are) from its formation in August 1997 until its sale in June 2001. From October 1988 until May 1997, Mr. Beal was employed by Parker & Parsley Petroleum Company (now Pioneer Natural Resources Company) in a variety of capacities, including serving as its Senior Vice President and Chief Financial Officer and as a member of Parker & Parsley Petroleum Company’s Executive Committee. From 1981 until February 1988, Mr. Beal was employed by the accounting firm of Price Waterhouse (now PricewaterhouseCoopers). He is a graduate of the University of Texas with a Bachelor of Business Administration degree in Accounting.

Tucker S. Bridwell has been a director of ours since February 2006 and currently serves as the Chairman of the Nominating & Governance Committee and a member of the Audit Committee. Mr. Bridwell was a director of Concho Equity Holdings Corp. from its inception in April 2004 until February 2006. Mr. Bridwell has been the President of each of the Mansefeldt Investment Corporation and the Dian Graves Owen Foundation since September 1997 and manages investments for both entities; both are stockholders of ours. He has been in the energy business in various capacities for over twenty-five years. Mr. Bridwell served as Chairman of the Board of Directors of First Permian, LLC from 2000 until its sale to Energen Corporation in April 2002. Mr. Bridwell is also a director of Petrohawk Energy Corporation and First Financial Bankshares, Inc., and serves on their respective audit committees. He is a graduate of Southern Methodist University with a Bachelor of Business Administration degree in accounting and a Master of Business Administration degree, and is a certified public accountant.

William H. Easter III has been a director of ours since February 2008 and serves as a member of the Audit Committee and the Compensation Committee. Mr. Easter’s career spans over thirty years in the areas of natural gas supply, processing, marketing and transportation, as well as crude oil/petroleum refining, marketing and transportation. Mr. Easter is the past Chairman of the Board of Directors, President and Chief Executive Officer of DCP Midstream, LLC (formerly Duke Energy Field Services, LLC), having retired from such company in January 2008. He joined DCP Midstream, LLC in January 2004 as Chairman, President and Chief Executive Officer. He also served as director of TEPPCO GP, LLC, the general partner of TEPPCO Partners, L.P., from January 2004 until February 2005, and as a director of DCP Midstream GP, LLC, the general partner of DCP Midstream Partners, LP, from November 2005 to January 2008. From August 2002 through January 2004, Mr. Easter served as Vice President of State Government Affairs for ConocoPhillips. From 1998 to 2002, Mr. Easter served as General Manager of the Gulf Coast Refining, Marketing and Transportation Business Unit of Conoco Inc. Since his retirement from DCP Midstream, LLC in January 2008, Mr. Easter has been involved in private investments. He also served as a member of the Board of Directors for Junior Achievement Rocky Mountain Inc. and the University of Colorado at Denver Business School Advisory Board. Mr. Easter earned his Bachelor of Business Administration degree from the University of Houston and his Master of Science in Management from The Graduate School of Business at Stanford University.

W. Howard Keenan, Jr. has been a director of ours since February 2006 and serves as a member of the Compensation Committee and the Nominating & Governance Committee. Mr. Keenan previously was a director of Concho Equity Holdings Corp., Concho Oil & Gas Corp. and Concho Resources Inc. (which was a different company than we are). Mr. Keenan has over thirty years of experience in the financial and energy businesses. Since 1997, he has been a Member of Yorktown Partners LLC, a private equity investment manager focused on the energy industry. Two limited partnerships managed by Yorktown Partners LLC are stockholders of ours. Mr. Keenan currently serves on the Board of Directors of GeoMet, Inc. From 1975 to 1997, he was in the Corporate Finance Department of Dillon, Read & Co. Inc. and active in the private equity and energy areas, including the founding of the first Yorktown Partners fund in 1991. He is serving or has served as a director of multiple Yorktown Partners portfolio companies. Mr. Keenan holds a Bachelor of Arts degree in English from Harvard College and a Master of Business Administration from Harvard University.

Ray M. Poage has been a director of ours since August 2007 and serves as the Chairman of the Audit Committee. Mr. Poage was a partner in KPMG LLP from 1980 to June 2002 when he retired. Mr. Poage’s responsibilities included supervising and managing both audit and tax professionals and providing accounting services, primarily in the area of taxation, to private and publicly held companies engaged in the oil and natural gas industry. Since June 2002, Mr. Poage has been involved in private investments. Mr. Poage currently serves as the Chairman of the audit committee and as a director of Parallel Petroleum Corporation. Mr. Poage received a Bachelor of Business Administration degree in Accounting from Texas Tech University in 1972 and is a certified public accountant.

A. Wellford Tabor has been a director of ours since February 2006 and currently serves as the Chairman of the Compensation Committee and a member of the Audit Committee and Nominating & Governance Committee. Mr. Tabor was a director of Concho Equity Holdings Corp. from its inception in April 2004 until February 2006. Mr. Tabor also served as a director of Concho Oil & Gas Corp. from March 2003 until its sale to a large domestic independent oil and gas company in January 2004. Mr. Tabor is currently the managing partner of Keeneland Capital. Prior to joining Keeneland Capital in 2009, Mr. Tabor was a partner with Wachovia Capital Partners, a merchant banking arm of Wells Fargo & Company. An affiliate of Wachovia Capital Partners and Wells Fargo & Company has been, and may continue to be a stockholder of ours. Mr. Tabor was a director at The Beacon Group from 1995 to 2000. From 1991 to 1993, he worked in the Investment Banking Division at Morgan Stanley & Co. Mr. Tabor currently serves on the board of directors of several privately held companies and not-for-profit organizations. Mr. Tabor earned his undergraduate degree in history from The University of Virginia and his Master of Business Administration degree from The Graduate School of Business at Stanford University.

Description of other indebtedness

Senior secured credit facility

Following the termination of our second lien credit facility on July 31, 2008, our only outstanding long-term indebtedness exists under our credit facility. Our credit facility is subject to scheduled semiannual borrowing base redeterminations, and has a maturity date of July 31, 2013. In April 2009, the lenders reaffirmed our $960 million borrowing base under the credit facility until the next scheduled borrowing base redetermination in October 2009. Between scheduled borrowing base redeterminations, we and, if requested by 66 2/3 percent of the lenders, the lenders, may each request one special redetermination. At June 30, 2009, we had letters of credit outstanding under our credit facility totaling approximately $25,000, and our availability to borrow additional funds was approximately $300 million. Pursuant to the terms of our credit facility, our borrowing base will be reduced by $0.30 for every dollar of new indebtedness evidenced by unsecured senior notes or unsecured senior subordinated notes that we issue. As a result of this provision, the borrowing base under our credit facility would have been reduced by $75 million due to our issuance and sale of the notes. However, as of the date hereof we have received waivers of this provision from lenders representing approximately 90.8% of our borrowing base, resulting in an actual reduction of approximately $6.9 million. As a result, following the application of the proceeds of this offering in the manner described in “Use of proceeds” and giving effect to the reduction to our borrowing base as a result of the issuance of the notes offered hereby, we expect to have approximately $535.6 million of availability under our credit facility and a revised borrowing base of $953.1 million. To the extent we receive any additional waivers of this provision from the lenders after the date hereof but before the closing of this offering, our borrowing base availability would increase accordingly.

Advances on the credit facility bear interest, at our option, based on (i) the prime rate of JPMorgan Chase Bank (“JPM Prime Rate”) (3.25 percent at June 30, 2009) or (ii) a Eurodollar rate (substantially equal to the London Interbank Offered Rate). At June 30, 2009, the interest rates of Eurodollar rate advances and JPM Prime Rate advances vary, with interest margins ranging from 200 to 300 basis points and 112.5 to 212.5 basis points, respectively, per annum depending on the debt balance outstanding. At June 30, 2009, we paid commitment fees on the unused portion of the available borrowing base of 50 basis points per annum.

Our credit facility also includes a same-day advance facility under which we may borrow funds on a daily basis from the administrative agent. Same-day advances cannot exceed $25 million, and the maturity dates cannot exceed fourteen days. The interest rate on this facility is the JPM Prime Rate plus the applicable interest margin.

Our obligations under the credit facility are secured by a first lien on substantially all of our oil and natural gas properties. In addition, all of our subsidiaries are guarantors and all membership interests in our subsidiaries owned by us have been pledged to secure borrowings under the credit facility.

The credit agreement contains various restrictive covenants and compliance requirements which include:

•	maintenance of certain financial ratios including (i) maintenance of a quarterly ratio of total debt to consolidated earnings before interest expense, income taxes, depletion, depreciation, and amortization, exploration expense and other noncash income and expenses to be no greater than 4.0 to 1.0, and (ii) maintenance of a ratio of current assets to current liabilities, excluding noncash assets and liabilities related to financial derivatives and asset retirement obligations and including the unfunded amounts under the credit facility, to be no less than 1.0 to 1.0;

•	limits on the incurrence of certain additional indebtedness and certain types of liens;

•	restrictions on sale and leaseback transactions;

•	limitations on making investments;

•	limitations on entering into transactions with affiliates;

•	restrictions on making material changes to the type of business we conduct or our business structure;

•	restrictions on making guarantees;

•	restrictions as to mergers and sales or transfer of assets; and

•	a restriction on the payment of cash dividends.

At June 30, 2009, we were in compliance with all of the covenants and compliance requirements under our credit facility.

Description of notes

We will issue the Notes under an indenture, as supplemented by a supplemental indenture (collectively the “Indenture”), among us, the Subsidiary Guarantors and Wells Fargo Bank, National Association, as trustee (the “Trustee”). The terms of the Notes include those expressly set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The Indenture is unlimited in aggregate principal amount, although the issuance of Notes in this offering will be limited to $250 million. We may issue an unlimited principal amount of additional notes having identical terms and conditions as the Notes (the “Additional Notes”), as well as debt securities of other series. We will only be permitted to issue such Additional Notes in compliance with the covenant described under the subheading “—Certain covenants—Limitation on Indebtedness and Preferred Stock.” Any Additional Notes will be part of the same series as the Notes that we are currently offering and will vote on all matters with the holders of the Notes. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of notes,” references to the Notes include any Additional Notes actually issued.

This description of notes, together with the “Description of debt securities” included in the accompanying base prospectus, is intended to be a useful overview of the material provisions of the Notes and the Indenture. Since this description of notes and such “Description of debt securities” is only a summary, you should refer to the Indenture for a complete description of the obligations of the Company and your rights. This description of notes supersedes the “Description of debt securities” in the accompanying base prospectus to the extent it is inconsistent with such “Description of debt securities.”

You will find the definitions of capitalized terms used in this description of notes under the heading “—Certain definitions.” For purposes of this description, references to “the Company,” “we,” “our” and “us” refer only to Concho Resources Inc. and not to any of its subsidiaries. The registered holder of a Note will be treated as the owner of it for all purposes. Only registered holders of Notes will have rights under the Indenture, and all references to “holders” in this description of notes are to registered holders of Notes.

General

The Notes. The Notes:

•	are general unsecured, senior obligations of the Company;

•	mature on , 2017;

•	will be issued in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000;

•	will be represented by one or more registered Notes in global form, but in certain circumstances may be represented by Notes in definitive form, see “Book-entry, delivery and form”;

•	rank senior in right of payment to all existing and future Subordinated Obligations of the Company;

•	rank equally in right of payment to any future senior Indebtedness of the Company, without giving effect to collateral arrangements;

•	will be initially unconditionally guaranteed on a senior basis by each current Subsidiary of the Company, see “—Subsidiary guarantees”;

•	effectively rank junior to any existing or future secured Indebtedness of the Company, including amounts that may be borrowed under our Senior Secured Credit Agreement, to the extent of the value of the collateral securing such Indebtedness; and

•	rank structurally junior to the indebtedness and other obligations of our future non-guarantor subsidiaries, if any.

Interest. Interest on the Notes will:

•	accrue at the rate of % per annum;

•	accrue from the Issue Date or, if interest has already been paid, from the most recent interest payment date;

•	be payable in cash semi-annually in arrears on and , commencing on , 2010;

•	be payable to the holders of record on the and immediately preceding the related interest payment dates; and

•	be computed on the basis of a 360-day year comprised of twelve 30-day months.

If an interest payment date falls on a day that is not a Business Day, the interest payment to be made on such interest payment date will be made on the next succeeding Business Day with the same force and effect as if made on such interest payment date, and no additional interest will accrue as a result of such delayed payment. The Company will pay interest on overdue principal of the Notes at the above rate, and overdue installments of interest at such rate, to the extent lawful.

Payments on the Notes; paying agent and registrar

We will pay principal of, premium, if any, and interest on the Notes at the office or agency designated by the Company in the City and State of New York, except that we may, at our option, pay interest on the Notes by check mailed to holders of the Notes at their registered address as it appears in the registrar’s books. We have initially designated the corporate trust office of the Trustee in New York, New York to act as our paying agent and its corporate trust office in Fort Worth, Texas to act as our registrar. We may, however, change the paying agent or registrar without prior notice to the holders of the Notes, and the Company or any of its Restricted Subsidiaries may act as paying agent or registrar.

We will pay principal of, premium, if any, and interest on, Notes in global form registered in the name of or held by The Depository Trust Company or its nominee in immediately available funds to The Depository Trust Company or its nominee, as the case may be, as the registered holder of such global Note.

Transfer and exchange

A holder may transfer or exchange Notes in accordance with the Indenture. The registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. No service charge will be imposed by the Company, the Trustee or the registrar for any registration of transfer or exchange of Notes, but the Company may require a holder to pay a sum sufficient to cover any transfer tax or other governmental taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

The registered holder of a Note will be treated its owner for all purposes.

Optional redemption

On and after          , 2013, we may redeem all or, from time to time, a part of the Notes upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as a percentage of principal amount of the Notes), plus accrued and unpaid interest on the Notes, if any, to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on           of the years indicated below:

Year	Percentage

2013	%
2014	%
2015 and thereafter	100.000%

Prior to          , 2012, we may, at our option, on any one or more occasions redeem up to 35% of the aggregate principal amount of the Notes (including Additional Notes) issued under the Indenture with the Net Cash Proceeds of one or more Equity Offerings at a redemption price of     % of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided that

(1) at least 65% of the original principal amount of the Notes issued on the Issue Date remains outstanding after each such redemption; and

(2) the redemption occurs within 180 days after the closing of the related Equity Offering.

In addition, the Notes may be redeemed, in whole or in part, at any time prior to          , 2013 at the option of the Company upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder of Notes at its registered address, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

“Applicable Premium” means, with respect to any Note on any applicable redemption date, the greater of:

(1) 1.0% of the principal amount of such Note; or

(2) the excess, if any, of:

(a) the present value at such redemption date of (i) the redemption price of such Note at          , 2013 (such redemption price being set forth in the table appearing above under the caption “Optional redemption”) plus (ii) all required interest payments (excluding accrued and unpaid interest to such redemption date) due on such Note through          , 2013 computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the principal amount of such Note.

“Treasury Rate” means, as of any redemption date, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to          , 2013; provided, however, that if the period from the redemption date to          , 2013 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to          , 2013 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used. The Company will (a) calculate the Treasury Rate as of the second Business Day preceding the applicable redemption date and (b) prior to such redemption date file with the Trustee an Officers’ Certificate setting forth the Applicable Premium and the Treasury Rate and showing the calculation of each in reasonable detail.

Selection and notice

If the Company is redeeming less than all of the outstanding Notes, the Trustee will select the Notes for redemption in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed, then on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion will deem to be fair and appropriate, although no Note of $2,000 in original principal amount or less will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note will state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the partially redeemed Note. On and after the redemption date, interest will cease to accrue on Notes or the portion of them called for redemption unless we default in the payment thereof.

Mandatory redemption; Offers to purchase; Open market purchases

We are not required to make mandatory redemption payments or sinking fund payments with respect to the Notes. However, under certain circumstances, we may be required to offer to purchase Notes as described under the captions “—Change of control” and “—Certain covenants—Limitation on sales of assets and Subsidiary stock.”

We may acquire Notes by means other than a redemption or required repurchase, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws, so long as such acquisition does not otherwise violate the terms of the Indenture. However, other existing or future agreements of the Company may limit the ability of the Company or its Subsidiaries to purchase Notes prior to maturity.

Ranking

The Notes will be general unsecured obligations of the Company that rank senior in right of payment to all existing and future Indebtedness that is expressly subordinated in right of payment to the Notes. The Notes will rank equally in right of payment with all existing and future liabilities of the Company that are not so subordinated and will be effectively subordinated to all of our secured Indebtedness, including Indebtedness Incurred under our Senior Secured Credit Facility, to the extent of the value of the collateral securing such Indebtedness, and liabilities of any of our future Subsidiaries that do not guarantee the Notes. In the event of bankruptcy, liquidation, reorganization or other winding up of the Company or its Subsidiary Guarantors or upon a default in payment with respect to, or the acceleration of, any Indebtedness under the Senior Secured Credit Agreement or other secured Indebtedness, the assets of the Company and its Subsidiary Guarantors that secure secured Indebtedness will be available to pay obligations on the Notes and the Subsidiary Guarantees only after all Indebtedness under the Senior Secured Credit Agreement and other secured Indebtedness has been repaid in full from such assets. In addition, in the event of bankruptcy, liquidation, reorganization or other winding up of a non-guarantor Subsidiary, the assets of such Subsidiary will be available to pay obligations on the Notes only after all obligations of such Subsidiary have been repaid in full from such assets. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all the Notes and the Subsidiary Guarantees then outstanding.

As of June 30, 2009, on an as adjusted basis after giving effect to this offering and the application of net proceeds from this offering as more fully described in “Use of proceeds”:

•	we and our Subsidiary Guarantors would have had $667.5 million of total Indebtedness (excluding Hedging Obligations and intercompany Indebtedness); and

•	of the $667.5 million of such total Indebtedness, $417.5 million would have constituted secured Indebtedness under our Senior Secured Credit Agreement, and we would have additional availability of $535.6 million (after giving effect to the reduction in the borrowing base due to issuance of the Notes) under our Senior Secured Credit Agreement as to which the Notes would have been effectively subordinated to the extent of the value of the collateral thereunder. For further discussion, see “Description of other indebtedness—Senior secured credit facility.”

Subsidiary guarantees

The Subsidiary Guarantors will, jointly and severally, fully and unconditionally guarantee on a senior unsecured basis our obligations under the Notes and all obligations under the Indenture. The obligations of Subsidiary Guarantors under the Subsidiary Guarantees will rank equally in right of payment with other Indebtedness of such Subsidiary Guarantor, except to the extent such other Indebtedness is expressly subordinate to the obligations arising under the Subsidiary Guarantee.

As of June 30, 2009, on an as adjusted basis and after giving effect to this offering and the application of net proceeds from this offering, as more fully described under “Use of proceeds,” the Subsidiary Guarantors would have had $667.5 million of Indebtedness (excluding intercompany Indebtedness), consisting of secured guarantees of $417.5 million under the Senior Secured Credit Agreement and unsecured guarantees of $250.0 million under the Notes.

Although the Indenture will limit the amount of Indebtedness that Restricted Subsidiaries may Incur, such Indebtedness may be substantial and such limitation is subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on the Incurrence by such Subsidiaries of liabilities that are not considered Indebtedness under the Indenture. See “—Certain covenants—Limitation on Indebtedness and Preferred Stock.”

The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law, although no assurance can be given that a court would give the holder the benefit of such provision. See “Risk factors—Risks related to the notes—Federal bankruptcy and state fraudulent conveyance laws and other limitations may preclude the recovery of payments under the guarantees.” If a Subsidiary Guarantee were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the applicable Subsidiary Guarantor, and, depending on the amount of such indebtedness, a Subsidiary Guarantor’s liability on its Subsidiary Guarantee could be reduced to zero. If the obligations of a Subsidiary Guarantor under its Subsidiary Guarantee were avoided, holders of Notes would have to look to the assets of any remaining Subsidiary Guarantors for payment. There can be no assurance in that event that such assets would suffice to pay the outstanding principal and interest on the Notes.

In the event a Subsidiary Guarantor is sold or disposed of (whether by merger, consolidation, the sale of its Capital Stock or the sale of all or substantially all of its assets (other than by lease)) and whether or not the Subsidiary Guarantor is the surviving entity in such transaction to a Person which is not the Company or a Restricted Subsidiary of the Company, such Subsidiary Guarantor will be released from its obligations under its Subsidiary Guarantee if the sale or other disposition does not violate the covenants described under “—Certain covenants—Limitation on sales of assets and Subsidiary stock.”

In addition, a Subsidiary Guarantor will be released from its obligations under the Indenture and, its Subsidiary Guarantee, upon the release or discharge of the Guarantee that resulted in the creation of such Subsidiary Guarantee pursuant to clause (b) of the covenant described under “—Certain covenants—Future subsidiary guarantors,” except a release or discharge by or as a result of payment under such Guarantee; if the Company designates such Subsidiary as an Unrestricted Subsidiary and such designation complies with the other applicable provisions of the Indenture or in connection with any covenant defeasance, legal defeasance or satisfaction and discharge of the Notes as provided below under the captions “—Defeasance” and “—Satisfaction and discharge.”

As of the date hereof, all of the Company’s Subsidiaries will be Restricted Subsidiaries. Under certain circumstances, the Company may designate Subsidiaries as Unrestricted Subsidiaries. None of the Unrestricted Subsidiaries will be subject to the restrictive covenants in the Indenture and none will guarantee the Notes.

Change of control

If a Change of Control occurs, unless the Company has previously or concurrently exercised its right to redeem all of the Notes as described under “Optional redemption,” each holder will have the right to require the Company to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess of $2,000) of such holder’s Notes at a purchase price in cash equal to 101% of the principal amount of the Notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Within 30 days following any Change of Control, unless we have previously or concurrently exercised our right to redeem all of the Notes as described under “—Optional redemption,” we will mail a notice (the “Change of Control Offer”) to each holder, with a copy to the Trustee, stating:

(1) that a Change of Control has occurred and that such holder has the right to require us to purchase such holder’s Notes at a purchase price in cash equal to 101% of the principal amount of such Notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date) (the “Change of Control Payment”);

(2) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Change of Control Payment Date”);

(3) that any Note not properly tendered will remain outstanding and continue to accrue interest;

(4) that unless we default in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

(5) that holders electing to have any Notes in certificated form purchased pursuant to a Change of Control Offer will be required to surrender such Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of such Notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

(6) that holders will be entitled to withdraw their tendered Notes and their election to require us to purchase such Notes, provided that the paying agent receives, not later than the close of business on the third Business Day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder of the Notes, the principal amount of Notes tendered for purchase, and a statement that such holder is withdrawing its tendered Notes and its election to have such Notes purchased;

(7) that if we are repurchasing a portion of the Note of any holder, the Holder will be issued a new Note equal in principal amount to the unpurchased portion of the Note surrendered, provided that the unpurchased portion of the Note must be equal to a minimum principal amount of $2,000 and an integral multiple of $1,000 in excess of $2,000; and

(8) the procedures determined by us, consistent with the Indenture, that a holder must follow in order to have its Notes repurchased.

On the Change of Control Payment Date, the Company will, to the extent lawful:

(1) accept for payment all Notes or portions of Notes (in a minimum principal amount of $2,000 and integral multiples of $1,000 in excess of $2,000) properly tendered pursuant to the Change of Control Offer and not properly withdrawn;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes accepted for payment; and

(3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Company.

The paying agent will promptly mail or deliver to each holder of Notes accepted for payment the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a minimum principal amount of $2,000 or an integral multiple of $1,000 in excess of $2,000.

If the Change of Control Payment Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest, will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no further interest will be payable to holders who tender pursuant to the Change of Control Offer.

The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

We will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon the occurrence of a Change of Control, if a definitive agreement is in place for the Change of Control at the time of making the Change of Control Offer.

We will comply, to the extent applicable, with the requirements of Rule 14e-1 of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under in the Indenture by virtue of our compliance with such securities laws or regulations.

Our ability to repurchase Notes pursuant to a Change of Control Offer may be limited by a number of factors. The occurrence of certain of the events that constitute a Change of Control would constitute a default under the Senior Secured Credit Agreement. In addition, certain events that may constitute a change of control under the Senior Secured Credit Agreement and cause a default under that agreement will not constitute a Change of Control under the Indenture. Future Indebtedness of the Company and its Subsidiaries may also contain prohibitions of certain events that would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Company to repurchase the Notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company’s ability to pay cash to the holders upon a repurchase may be limited by the Company’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

Even if sufficient funds were otherwise available, our future Indebtedness may prohibit the Company’s prepayment or repurchase of Notes before their scheduled maturity. Consequently, if the Company is not able to prepay the Indebtedness under the Senior Secured Credit Agreement and any such other Indebtedness containing similar restrictions or obtain requisite consents, the Company will be unable to fulfill its repurchase obligations if holders of Notes exercise their repurchase rights following a Change of Control, resulting in a default under the Indenture. A default under the Indenture may result in a cross-default under the Senior Secured Credit Agreement.

If holders of not less than 90% in aggregate principal amount of the outstanding Notes validly tender and do not withdraw such Notes in a Change of Control Offer and the Company, or any third party making a Change of Control Offer in lieu of the Company as described above, purchases all of the Notes validly tendered and not withdrawn by such holders, the Company will have the right, upon not less than 30 nor more than 60 days’ prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer described above, to redeem all Notes that remain outstanding following such purchase at a redemption price in cash equal to the applicable Change of Control Payment plus, to the extent not included in the Change of Control Payment, accrued and unpaid interest, if any, to the date of redemption.

The Change of Control provisions described above may deter certain mergers, tender offers and other takeover attempts involving the Company. The Change of Control purchase feature is a result of negotiations between the underwriters and us. As of the Issue Date, we have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenants described under “—Certain covenants—Limitation on Indebtedness and Preferred Stock” and “—Certain covenants—Limitation on Liens.” Such restrictions in the Indenture can be waived only with the consent of the holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford holders of the Notes protection in the event of a highly leveraged transaction.

The definition of “Change of Control” includes a disposition of all or substantially all of the property and assets of the Company and its Restricted Subsidiaries taken as a whole to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the property or assets of a Person. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of Notes may require the Company to make an offer to repurchase the Notes as described above. In a recent decision, the Chancery Court of Delaware raised the possibility that a Change of Control occurring as a result of a failure to have Continuing Directors comprising a majority of the Board of Directors may be unenforceable on public policy grounds.

The provisions under the Indenture relative to our obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified or terminated with the written consent of the holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for the Notes) prior to the occurrence of such Change of Control.

Certain covenants

Limitation on Indebtedness and Preferred Stock

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) and the Company will not permit any of its Restricted Subsidiaries to issue Preferred Stock; provided, however, that the Company may Incur Indebtedness and any of the Subsidiary Guarantors may Incur Indebtedness and issue Preferred Stock if on the date thereof:

(1) the Consolidated Coverage Ratio for the Company and its Restricted Subsidiaries is at least 2.25 to 1.00, determined on a pro forma basis (including a pro forma application of proceeds); and

(2) no Default would occur as a consequence of, and no Event of Default would be continuing following, Incurring the Indebtedness or its application.

The first paragraph of this covenant will not prohibit the Incurrence of the following Indebtedness:

(1) Indebtedness under one or more Credit Facilities of (a) the Company or any Subsidiary Guarantor Incurred pursuant to this clause (1) in an aggregate amount not to exceed the greater of (i) $1,000.0 million or (ii) the sum of $500.0 million and 25.0% of the Company’s Adjusted Consolidated Net Tangible Assets determined as of the date of the Incurrence of such Indebtedness after giving effect to the application of the proceeds therefrom and (b) any Foreign Subsidiary Incurred pursuant to this clause (1) in an aggregate amount not to exceed $50.0 million, in each case outstanding at any one time;

(2) Guarantees of Indebtedness Incurred in accordance with the provisions of the Indenture; provided that in the event such Indebtedness that is being Guaranteed is a Subordinated Obligation or a Guarantor Subordinated Obligation, then the related Guarantee shall be subordinated in right of payment to the Notes or the Subsidiary Guarantee to at least the same extent as the Indebtedness being Guaranteed, as the case may be;

(3) Indebtedness of the Company owing to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by the Company or any Restricted Subsidiary; provided, however, that (a)(i) if the Company is the obligor on such Indebtedness and the obligee is not a Subsidiary Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes and (ii) if a Subsidiary Guarantor is the obligor of such Indebtedness and the obligee is neither the Company nor a Subsidiary Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all obligations of such Subsidiary Guarantor with respect to its Subsidiary Guarantee and (b)(i) any subsequent issuance or transfer of Capital Stock or any other event which results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary of the Company and (ii) any sale or other transfer of any such Indebtedness to a Person other than the Company or a Restricted

Subsidiary of the Company shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Company or such Subsidiary, as the case may be, that was not permitted by this clause;

(4) Indebtedness represented by (a) the Notes issued on the Issue Date and all Subsidiary Guarantees, (b) any Indebtedness (other than the Indebtedness described in clauses (1), (2) and 4(a)) outstanding on the Issue Date and (c) any Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (4) or clause (5) or Incurred pursuant to the first paragraph of this covenant;

(5) Permitted Acquisition Indebtedness;

(6) Indebtedness Incurred in respect of (a) self-insurance obligations, bid, appeal, reimbursement, performance, surety and similar bonds and completion guarantees provided by the Company or a Restricted Subsidiary in the ordinary course of business and any Guarantees or letters of credit functioning as or supporting any of the foregoing bonds or obligations and (b) obligations represented by letters of credit for the account of the Company or a Restricted Subsidiary in order to provide security for workers’ compensation claims (in the case of clauses (a) and (b) other than for an obligation for money borrowed);

(7) Preferred Stock (other than Disqualified Stock) of any Restricted Subsidiary; and

(8) in addition to the items referred to in clauses (1) through (7) above, Indebtedness of the Company and its Restricted Subsidiaries in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (8) and then outstanding, will not exceed the greater of $70.0 million or 2.5% of the Company’s Adjusted Consolidated Net Tangible Assets, determined as of the date of Incurrence of such Indebtedness after giving effect to such Incurrence and the application of the proceeds therefrom.

For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with, this covenant:

(1) in the event an item of that Indebtedness meets the criteria of more than one of the types of Indebtedness described in the first and second paragraphs of this covenant, the Company, in its sole discretion, will classify such item of Indebtedness on the date of Incurrence and, subject to clause (2) below may later classify, reclassify or redivide all or a portion of such item of Indebtedness, in any manner that complies with this covenant;

(2) all Indebtedness outstanding on the date of the Indenture under the Senior Secured Credit Agreement shall be deemed Incurred on the Issue Date under clause (1) of the second paragraph of this covenant;

(3) Guarantees of, or obligations in respect of letters of credit supporting, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(4) if obligations in respect of letters of credit are Incurred pursuant to a Credit Facility and are being treated as Incurred pursuant to clause (1) of the second paragraph above and the letters of credit relate to other Indebtedness, then such other Indebtedness shall not be included;

(5) the principal amount of any Disqualified Stock of the Company or a Restricted Subsidiary, or Preferred Stock of a Restricted Subsidiary that is not a Subsidiary Guarantor, will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof;

(6) Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness; and

(7) the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with GAAP.

Accrual of interest, accrual of dividends, the amortization of debt discount or the accretion of accreted value, the payment of interest in the form of additional Indebtedness, the payment of dividends in the form of additional shares of Preferred Stock or Disqualified Stock and unrealized losses or charges in respect of Hedging Obligations (including those resulting from the application of Statement of Financial Accounting Standard No. 133) will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant.

The Company will not permit any of its Unrestricted Subsidiaries to Incur any Indebtedness, or issue any shares of Disqualified Stock, other than Non-Recourse Debt. If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness of such Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary as of such date (and, if such Indebtedness is not permitted to be Incurred as of such date under this “Limitation on Indebtedness and Preferred Stock” covenant, the Company shall be in Default of this covenant).

For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rates of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

The Indenture will not treat (1) unsecured Indebtedness as subordinated or junior to secured Indebtedness merely because it is unsecured or (2) senior Indebtedness as subordinated or junior to any other senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Limitation on Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to:

(1) declare or pay any dividend or make any payment or distribution on or in respect of the Company’s Capital Stock (including any payment or distribution in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) except:

(a) dividends or distributions by the Company payable solely in Capital Stock of the Company (other than Disqualified Stock but including options, warrants or other rights to purchase such Capital Stock of the Company); and

(b) dividends or distributions payable to the Company or a Restricted Subsidiary and if such Restricted Subsidiary is not a Wholly-Owned Subsidiary, to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation) so long as the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution;

(2) purchase, repurchase, redeem, defease or otherwise acquire or retire for value any Capital Stock of the Company or any direct or indirect parent of the Company held by Persons other than the Company or a Restricted Subsidiary (other than in exchange for Capital Stock of the Company (other than Disqualified Stock));

(3) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations or Guarantor Subordinated Obligations (other than (x) Indebtedness permitted under clause (3) of the second paragraph of the covenant “—Limitation on Indebtedness and Preferred Stock” or (y) the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations or Guarantor Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement); or

(4) make any Restricted Investment in any Person;

(any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment referred to in clauses (1) through (4) shall be referred to herein as a “Restricted Payment”), if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

(a) a Default shall have occurred and be continuing (or would result therefrom);

(b) the Company is not able to Incur an additional $1.00 of Indebtedness pursuant to the covenant described under the first paragraph under “—Limitation on Indebtedness and Preferred Stock” after giving effect, on a pro forma basis, to such Restricted Payment; or

(c) the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made subsequent to the Issue Date would exceed the sum of:

(i) 50% of Consolidated Net Income for the period (treated as one accounting period) from July 1, 2009 to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which internal financial statements are in existence (or, in case such Consolidated Net Income is a deficit, minus 100% of such deficit);

(ii) 100% of the aggregate Net Cash Proceeds and the Fair Market Value of property or securities other than cash (including Capital Stock of Persons engaged primarily in the Oil and Gas Business or assets used in the Oil and Gas Business), in each case received by the Company from the issue or sale of its Capital Stock (other than Disqualified Stock) or other capital contributions subsequent to the Issue Date (other than Net Cash Proceeds received from an issuance or sale of such Capital Stock to (x) management, employees, directors or any direct or indirect parent of the Company, to the extent such Net Cash Proceeds have been used to make a Restricted Payment pursuant to clause (5)(a) of the next succeeding paragraph, (y) a Subsidiary of the Company or (z) an employee stock ownership plan, option plan or similar trust (to the extent such sale to an employee stock ownership plan, option plan or similar trust is financed by loans from or Guaranteed by the Company or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination));

(iii) the amount by which Indebtedness of the Company or its Restricted Subsidiaries is reduced on the Company’s balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to the Issue Date of any Indebtedness of the Company or its Restricted Subsidiaries convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the Fair Market Value of any other property (other than such Capital Stock), distributed by the Company upon such conversion or exchange), together with the net proceeds, if any, received by the Company or any of its Restricted Subsidiaries upon such conversion or exchange; and

(iv) the amount equal to the aggregate net reduction in Restricted Investments made by the Company or any of its Restricted Subsidiaries in any Person after the Issue Date resulting from:

(A) repurchases, repayments or redemptions of such Restricted Investments by such Person, proceeds realized upon the sale of such Restricted Investment (other than to a Subsidiary of the Company), repayments of loans or advances or other transfers of assets (including by way of dividend or distribution) by such Person to the Company or any Restricted Subsidiary;

(B) the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of “Investment”) not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount in each case under this clause (iv) was included in the calculation of the amount of Restricted Payments; provided, however, that no amount will be included under this clause (iv) to the extent it is already included in Consolidated Net Income; and

(C) the sale by the Company or any Restricted Subsidiary (other than to the Company or a Restricted Subsidiary) of all or a portion of the Capital Stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary or a dividend from an Unrestricted Subsidiary (whether any such distribution or dividend is made with proceeds from the issuance by such Unrestricted Subsidiary of its Capital Stock or otherwise).

The provisions of the preceding paragraph will not prohibit:

(1) any Restricted Payment made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by the Company or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination) or a substantially concurrent cash capital contribution received by the Company from its shareholders; provided, however, that (a) such Restricted Payment will be excluded from subsequent calculations of the amount of Restricted Payments and (b) the Net Cash Proceeds from such sale of Capital Stock or capital contribution will be excluded from clause (c)(ii) of the preceding paragraph;

(2) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of the Company or Guarantor Subordinated Obligations of any Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Obligations of the Company or any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Guarantor Subordinated Obligations made by exchange for or out of the proceeds of the substantially concurrent sale of Guarantor Subordinated Obligations that, in each case, is permitted to be Incurred pursuant to the covenant described under “—Limitation on Indebtedness and Preferred Stock”; provided, however, that such purchase, repurchase, redemption, defeasance, acquisition or retirement will be excluded from subsequent calculations of the amount of Restricted Payments;

(3) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Disqualified Stock of the Company or a Restricted Subsidiary made by exchange for, or out of the proceeds of the substantially concurrent sale of, Disqualified Stock of the Company or such Restricted Subsidiary, as the case may be, that, in each case, is permitted to be Incurred pursuant to the covenant described under “—Limitation on Indebtedness and Preferred Stock”; provided, however, that such purchase, repurchase, redemption, defeasance, acquisition or retirement will be excluded from subsequent calculations of the amount of Restricted Payments;

(4) dividends paid or distributions made within 60 days after the date of declaration if at such date of declaration such dividend or distribution would have complied with this covenant; provided, however, that such dividends and distributions will be included in subsequent calculations of the amount of Restricted Payments; and provided further, however, that for purposes of clarification, this clause (4) shall not include cash payments in lieu of the issuance of fractional shares included in clause (9) below;

(5) so long as no Default has occurred and is continuing, (a) the repurchase or other acquisition of Capital Stock (including options, warrants, equity appreciation rights or other rights to purchase or acquire Capital Stock) of the Company held by any existing or former employees, management or directors of the Company or any Restricted Subsidiary of the Company or their assigns, estates or heirs, in each case pursuant to the repurchase or other acquisition provisions under employee stock option or stock purchase plans or agreements or other agreements to compensate management, employees or directors, in each case approved by the Company’s Board of Directors; provided that such repurchases or other acquisitions pursuant to this subclause (a) during any calendar year will not exceed

$2.0 million in the aggregate (with unused amounts in any calendar year being carried over to succeeding calendar years); provided further, that such amount in any calendar year may be increased by an amount not to exceed (A) the cash proceeds received by the Company from the sale of Capital Stock of the Company to members of management or directors of the Company and its Restricted Subsidiaries that occurs after the Issue Date (to the extent the cash proceeds from the sale of such Capital Stock have not otherwise been applied to the payment of Restricted Payments by virtue of the clause (c) of the preceding paragraph), plus (B) the cash proceeds of key man life insurance policies received by the Company and its Restricted Subsidiaries after the Issue Date, less (C) the amount of any Restricted Payments made pursuant to clauses (A) and (B) of this clause (5)(a); provided further, however, that the amount of any such repurchase or other acquisition under this subclause (a) will be excluded in subsequent calculations of the amount of Restricted Payments and the proceeds received from any such transaction will be excluded from clause (c)(ii) of the preceding paragraph; and (b) loans or advances to employees or directors of the Company or any Subsidiary of the Company, in each case as permitted by Section 402 of the Sarbanes-Oxley Act of 2002, the proceeds of which are used to purchase Capital Stock of the Company, or to refinance loans or advances made pursuant to this clause (5)(b), in an aggregate principal amount not in excess of $2.0 million at any one time outstanding; provided, however, that the amount of such loans and advances will be included in subsequent calculations of the amount of Restricted Payments;

(6) purchases, repurchases, redemptions or other acquisitions or retirements for value of Capital Stock deemed to occur upon the exercise of stock options, warrants, rights to acquire Capital Stock or other convertible securities if such Capital Stock represents a portion of the exercise or exchange price thereof, and any purchases, repurchases, redemptions or other acquisitions or retirements for value of Capital Stock made in lieu of withholding taxes in connection with any exercise or exchange of warrants, options or rights to acquire Capital Stock; provided, however, that such acquisitions or retirements will be excluded from subsequent calculations of the amount of Restricted Payments;

(7) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Obligation (i) at a purchase price not greater than 101% of the principal amount of such Subordinated Obligation in the event of a Change of Control in accordance with provisions similar to the covenant described under “—Change of control” or (ii) at a purchase price not greater than 100% of the principal amount thereof in accordance with provisions similar to the covenant described under “—Limitation on sales of assets and Subsidiary stock”; provided that, prior to or simultaneously with such purchase, repurchase, redemption, defeasance or other acquisition or retirement, the Company has made the Change of Control Offer or Asset Disposition Offer, as applicable, as provided in such covenant with respect to the Notes and has completed the repurchase or redemption of all Notes validly tendered for payment in connection with such Change of Control Offer or Asset Disposition Offer; provided, however, that such acquisitions or retirements will be included in subsequent calculations of the amount of Restricted Payments;

(8) payments or distributions to dissenting stockholders pursuant to applicable law or in connection with the settlement or other satisfaction of legal claims made pursuant to or in connection with a consolidation, merger or transfer of assets; provided, however, that any payment pursuant to this clause (8) shall be included in the calculation of the amount of Restricted Payments;

(9) cash payments in lieu of the issuance of fractional shares; provided, however, that any payment pursuant to this clause (9) shall be excluded in the calculation of the amount of Restricted Payments;

(10) the declaration and payment of scheduled or accrued dividends to holders of any class of or series of Disqualified Stock of the Company issued on or after the Issue Date in accordance with the covenant captioned “—Limitation on Indebtedness and Preferred Stock”, to the extent such dividends are included in Consolidated Interest Expense; provided, however, that any payment pursuant to this clause (10) shall be excluded in the calculation of the amount of Restricted Payments; and

(11) Restricted Payments in an amount not to exceed $30.0 million in the aggregate since the Issue Date; provided, however, that the amount of such Restricted Payments will be included in subsequent calculations of the amount of Restricted Payments.

The amount of all Restricted Payments (other than cash) shall be the Fair Market Value on the date of such Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The Fair Market Value of any cash Restricted Payment shall be its face amount and the Fair Market Value of any non-cash Restricted Payment shall be determined in accordance with the definition of that term. Not later than the date of making any Restricted Payment in excess of $15.0 million that will be included in subsequent calculations of the amount of Restricted Payments, the Company shall deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the this covenant were computed.

In the event that a Restricted Payment meets the criteria of more than one of the exceptions described in (1) through (11) above or is entitled to be made pursuant to the first paragraph above, the Company shall, in its sole discretion, classify such Restricted Payment.

As of the Issue Date, all of the Company’s Subsidiaries will be Restricted Subsidiaries. We will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the last sentence of the definition of “Unrestricted Subsidiary.” For purpose of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investment.” Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time, whether pursuant to the first paragraph of this covenant or under clause (11) of the second paragraph of this covenant, or pursuant to the definition of “Permitted Investments,” and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

Limitation on Liens

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien (the “Initial Lien”) other than Permitted Liens upon any of its property or assets (including Capital Stock of Restricted Subsidiaries), including any income or profits therefrom, whether owned on the date of the Indenture or acquired after that date, which Lien is securing any Indebtedness, unless contemporaneously with the Incurrence of such Liens effective provision is made to secure the Indebtedness due under the Notes or, in respect of Liens on any Restricted Subsidiary’s property or assets, any Subsidiary Guarantee of such Restricted Subsidiary, equally and ratably with (or senior in priority to in the case of Liens with respect to Subordinated Obligations or Guarantor Subordinated Obligations, as the case may be) the Indebtedness secured by such Lien for so long as such Indebtedness is so secured.

Any Lien created for the benefit of the holders of the Notes pursuant to the preceding paragraph shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien.

Limitation on restrictions on distributions from Restricted Subsidiaries

The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to the Company or any Restricted Subsidiary (it being understood that the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on Common Stock shall not be deemed a restriction on the ability to make distributions on Capital Stock);

(2) make any loans or advances to the Company or any Restricted Subsidiary (it being understood that the subordination of loans or advances made to the Company or any Restricted Subsidiary to other Indebtedness Incurred by the Company or any Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances); or

(3) sell, lease or transfer any of its property or assets to the Company or any Restricted Subsidiary.

The preceding provisions will not prohibit:

(i) any encumbrance or restriction pursuant to or by reason of an agreement in effect at or entered into on the Issue Date, including, without limitation, the Indenture as in effect on such date;

(ii) any encumbrance or restriction with respect to a Person pursuant to or by reason of an agreement relating to any Capital Stock or Indebtedness Incurred by a Person on or before the date on which such Person was acquired by the Company or another Restricted Subsidiary (other than Capital Stock or Indebtedness Incurred as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such Person was acquired by the Company or a Restricted Subsidiary or in contemplation of the transaction) and outstanding on such date; provided that any such encumbrance or restriction shall not extend to any assets or property of the Company or any other Restricted Subsidiary other than the assets and property so acquired;

(iii) encumbrances and restrictions contained in contracts entered into in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of, or from the ability of the Company and the Restricted Subsidiaries to realize the value of, property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or any Restricted Subsidiary;

(iv) any encumbrance or restriction with respect to a Unrestricted Subsidiary pursuant to or by reason of an agreement that the Unrestricted Subsidiary is a party to entered into before the date on which such Unrestricted Subsidiary became a Restricted Subsidiary; provided that such agreement was not entered into in anticipation of the Unrestricted Subsidiary becoming a Restricted Subsidiary and any such encumbrance or restriction shall not extend to any assets or property of the Company or any other Restricted Subsidiary other than the assets and property so acquired;

(v) with respect to any Foreign Subsidiary, any encumbrance or restriction contained in the terms of any Indebtedness or any agreement pursuant to which such Indebtedness was Incurred if either (1) the encumbrance or restriction applies only in the event of a payment default or a default with respect to a financial covenant in such Indebtedness or agreement or (2) the Company determines that any such encumbrance or restriction will not materially affect the Company’s ability to make principal or interest payments on the Notes, as determined in good faith by the Board of Directors of the Company, whose determination shall be conclusive;

(vi) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement effecting a refunding, replacement or refinancing of Indebtedness Incurred pursuant to an agreement referred to in clauses (i) through (v) or clause (xii) of this paragraph or this clause (vi) or contained in any amendment, restatement, modification, renewal, supplemental, refunding, replacement or refinancing of an agreement referred to in clauses (i) through (v) or clause (xii) of this paragraph or this clause (vi); provided that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such agreement taken as a whole are no less favorable in any material respect to the holders of the Notes than the encumbrances and restrictions contained in the agreements governing the Indebtedness being refunded, replaced or refinanced;

(vii) in the case of clause (3) of the first paragraph of this covenant, any encumbrance or restriction:

(a) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease (including leases governing leasehold interests or farm-in agreements or farm-out agreements relating to leasehold interests in Oil and Gas Properties), license or similar contract, or the assignment or transfer of any such lease (including leases governing leasehold interests or farm-in agreements or farm-out agreements relating to leasehold interests in Oil and Gas Properties), license (including, without limitation, licenses of intellectual property) or other contract;

(b) contained in mortgages, pledges or other security agreements permitted under the Indenture securing Indebtedness of the Company or a Restricted Subsidiary to the extent such encumbrances or restrictions restrict the transfer of the property subject to such mortgages, pledges or other security agreements;

(c) contained in any agreement creating Hedging Obligations permitted from time to time under the Indenture;

(d) pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Company or any Restricted Subsidiary;

(e) restrictions on cash or other deposits imposed by customers under contracts entered into in the ordinary course of business; or

(f) provisions with respect to the disposition or distribution of assets or property in operating agreements, joint venture agreements, development agreements, area of mutual interest agreements and other agreements that are customary in the Oil and Gas Business and entered into in the ordinary course of business;

(viii) any encumbrance or restriction contained in (a) purchase money obligations for property acquired in the ordinary course of business and (b) Capitalized Lease Obligations permitted under the Indenture, in each case, that impose encumbrances or restrictions of the nature described in clause (3) of the first paragraph of this covenant on the property so acquired;

(ix) any encumbrance or restriction with respect to a Restricted Subsidiary (or any of its property or assets) imposed pursuant to an agreement entered into for the direct or indirect sale or disposition of all or a portion of the Capital Stock or assets of such Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition;

(x) any customary encumbrances or restrictions imposed pursuant to any agreement of the type described in the definition of “Permitted Business Investment”;

(xi) encumbrances or restrictions arising or existing by reason of applicable law or any applicable rule, regulation or order;

(xii) encumbrances or restrictions contained in agreements governing Indebtedness of the Company or any of its Restricted Subsidiaries permitted to be Incurred pursuant to an agreement entered into subsequent to the Issue Date in accordance with the covenant described under the caption “—Limitation on Indebtedness and Preferred Stock”; provided that the provisions relating to such encumbrance or restriction contained in such Indebtedness are not materially less favorable to the Company taken as a whole, as determined by the Board of Directors of the Company in good faith, than the provisions contained in the Senior Secured Credit Agreement and in the Indenture as in effect on the Issue Date;

(xiii) the issuance of Preferred Stock by a Restricted Subsidiary or the payment of dividends thereon in accordance with the terms thereof; provided that issuance of such Preferred Stock is permitted pursuant to the covenant described under the caption “—Limitation on Indebtedness and Preferred Stock” and the terms of such Preferred Stock do not expressly restrict the ability of a Restricted Subsidiary to pay dividends or make any other distributions on its Capital Stock (other than requirements to pay dividends or liquidation preferences on such Preferred Stock prior to paying any dividends or making any other distributions on such other Capital Stock);

(xiv) supermajority voting requirements existing under corporate charters, bylaws, stockholders agreements and similar documents and agreements;

(xv) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; and

(xvi) any encumbrance or restriction contained in the Senior Secured Credit Agreement as in effect as of the Issue Date, and in any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive with respect to such dividend and other payment restrictions than those contained in the Senior Secured Credit Agreement as in effect on the Issue Date.

Limitation on sales of assets and Subsidiary stock

The Company will not, and will not permit any of its Restricted Subsidiaries to, make any Asset Disposition unless:

(1) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Disposition at least equal to the Fair Market Value (such Fair Market Value to be determined on the date of contractually agreeing to such Asset Disposition) of the shares or other assets subject to such Asset Disposition;

(2) at least 75% of the aggregate consideration received by the Company or such Restricted Subsidiary, as the case may be, from such Asset Disposition and all other Asset Dispositions since the Issue Date, on a cumulative basis, is in the form of cash or Cash Equivalents or Additional Assets, or any combination thereof; and

(3) except as provided in the next paragraph, an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied, within 365 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash, by the Company or such Restricted Subsidiary, as the case may be:

(a) to prepay, repay, redeem or purchase Pari Passu Indebtedness of the Company (including the Notes) or a Subsidiary Guarantor or any Indebtedness (other than Disqualified Stock) of a Restricted Subsidiary that is not a Subsidiary Guarantor (in each case, excluding Indebtedness owed to the Company or an Affiliate of the Company); provided, however, that, in connection with any prepayment, repayment, redemption or purchase of Indebtedness pursuant to this clause (a), the Company or such Restricted Subsidiary will retire such Indebtedness and will cause the related commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid, redeemed or purchased; or

(b) to invest in Additional Assets;

provided that pending the final application of any such Net Available Cash in accordance with clause (a) or clause (b) above, the Company and its Restricted Subsidiaries may temporarily reduce Indebtedness or otherwise invest such Net Available Cash in any manner not prohibited by the Indenture.

Any Net Available Cash from Asset Dispositions that is not applied or invested as provided in the preceding paragraph will be deemed to constitute “Excess Proceeds.” Not later than the 366th day from the later of the date of such Asset Disposition or the receipt of such Net Available Cash, if the aggregate amount of Excess Proceeds exceeds $20.0 million, the Company will be required to make an offer (“Asset Disposition Offer”) to all holders of Notes and, to the extent required by the terms of other Pari Passu Indebtedness, to all holders of other Pari Passu Indebtedness outstanding with similar provisions requiring the Company to make an offer to purchase such Pari Passu Indebtedness with the proceeds from any Asset Disposition (“Pari Passu Notes”) to purchase the maximum principal amount of Notes and any such Pari Passu Notes to which the Asset Disposition Offer applies that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount (or, in the event such Pari Passu Indebtedness of the Company was issued with significant original issue discount, 100% of the accreted value thereof) of the Notes and Pari Passu Notes plus accrued and unpaid interest, if any (or in respect of such Pari Passu Indebtedness, such lesser price, if any, as may be provided for by the terms of such Indebtedness), to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), in accordance with the procedures set forth in the Indenture or the agreements governing the Pari Passu Notes, as applicable, in each case in minimum principal amount of $2,000 and integral multiples of $1,000 in excess of $2,000. If the aggregate principal amount of Notes surrendered by holders thereof and other Pari Passu Notes surrendered by holders or lenders, collectively, exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased on a pro rata basis on the basis of the aggregate principal amount of tendered Notes and Pari Passu Notes. To the extent that the aggregate amount of Notes and Pari Passu Notes so validly tendered and not properly withdrawn pursuant to an Asset Disposition Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes, subject to the other covenants contained in the Indenture. Upon completion of such Asset Disposition Offer, the amount of Excess Proceeds shall be reset at zero.

The Asset Disposition Offer will remain open for a period of 20 Business Days following its commencement, except to the extent that a longer period is required by applicable law (the “Asset Disposition Offer Period”). No later than five Business Days after the termination of the Asset Disposition Offer Period (the “Asset Disposition Purchase Date”), the Company will purchase the principal amount of Notes and Pari Passu Notes required to be purchased pursuant to this covenant (the “Asset Disposition Offer Amount”) or, if less than the Asset Disposition Offer Amount has been so validly tendered and not properly withdrawn, all Notes and Pari Passu Notes validly tendered and not properly withdrawn in response to the Asset Disposition Offer.

If the Asset Disposition Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest, if any, will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no further interest will be payable to holders who tender Notes pursuant to the Asset Disposition Offer.

On or before the Asset Disposition Purchase Date, the Company will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Asset Disposition Offer Amount of Notes and Pari Passu Notes or portions of Notes and Pari Passu Notes so validly tendered and not properly withdrawn pursuant to the Asset Disposition Offer, or if less than the Asset Disposition Offer Amount has been validly tendered and not properly withdrawn, all Notes and Pari Passu Notes so validly tendered and not properly withdrawn, in each case in minimum principal amount of $2,000 and integral multiples of $1,000 in excess of $2,000. The Company will deliver to the Trustee an Officers’ Certificate stating that such Notes or portions thereof were accepted for payment by the Company in accordance with the terms of this covenant and, in addition, the Company will deliver all certificates and notes required, if any, by the agreements governing the Pari Passu Notes. The Company or the paying agent, as the case may be, will promptly (but in any case not later than five Business Days after the termination of the Asset Disposition Offer Period) mail or deliver to each tendering holder of Notes or holder or lender of Pari Passu Notes, as the case may be, an amount equal to the purchase price of the Notes or Pari Passu Notes so validly tendered and not properly withdrawn by such holder or lender, as the case may be, and accepted by the Company for purchase, and the Company will promptly issue a new Note, and the Trustee, upon delivery of an Officers’ Certificate from the Company, will authenticate and mail or deliver such new Note to such holder, in a principal amount equal to any unpurchased portion of the Note surrendered; provided that each such new Note will be in a minimum principal amount of $2,000 or an integral multiple of $1,000 in excess of $2,000. In addition, the Company will take any and all other actions required by the agreements governing the Pari Passu Notes. Any Note not so accepted will be promptly mailed or delivered by the Company to the holder thereof. The Company will publicly announce the results of the Asset Disposition Offer on the Asset Disposition Purchase Date.

The Company will comply, to the extent applicable, with the requirements of Rule 14e-1 of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to an Asset Disposition Offer. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Indenture by virtue of its compliance with such securities laws or regulations.

For the purposes of clause (2) of the first paragraph of this covenant, the following will be deemed to be cash:

(1) the assumption by the transferee of Indebtedness (other than Subordinated Obligations or Disqualified Stock) of the Company or Indebtedness of a Restricted Subsidiary (other than Guarantor Subordinated Obligations or Disqualified Stock of any Restricted Subsidiary that is a Subsidiary Guarantor) and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition (in which case the Company will, without further action, be deemed to have applied such deemed cash to Indebtedness in accordance with clause (3)(a) of the first paragraph of this covenant; and

(2) securities, notes or other obligations received by the Company or any Restricted Subsidiary from the transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days after receipt thereof.

Notwithstanding the foregoing, the 75% limitation referred to in clause (2) of the first paragraph of this covenant shall be deemed satisfied with respect to any Asset Disposition in which the cash or Cash Equivalents portion of the consideration received therefrom, determined in accordance with the foregoing provision on an after-tax basis, is equal to or greater than what the after-tax proceeds would have been had such Asset Disposition complied with the aforementioned 75% limitation.

The requirement of clause (3)(b) of the first paragraph of this covenant above shall be deemed to be satisfied if an agreement (including a lease, whether a capital lease or an operating lease) committing to make the acquisitions or expenditures referred to therein is entered into by the Company or its Restricted Subsidiary within the specified time period and such Net Available Cash is subsequently applied in accordance with such agreement within six months following such agreement. The Company will not, and will not permit any Restricted Subsidiary to, engage in any Asset Swaps, unless:

(1) at the time of entering into such Asset Swap and immediately after giving effect to such Asset Swap, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

(2) in the event such Asset Swap involves the transfer by the Company or any Restricted Subsidiary of assets having an aggregate Fair Market Value in excess of $20.0 million, the terms of such Asset Swap have been approved by a majority of the members of the Board of Directors of the Company.

Limitation on Affiliate Transactions

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into, make, amend or conduct any transaction (including making a payment to, the purchase, sale, lease or exchange of any property or the rendering of any service), contract, agreement or understanding with or for the benefit of any Affiliate of the Company (an “Affiliate Transaction”) unless:

(1) the terms of such Affiliate Transaction are not materially less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could reasonably be expected to be obtained in a comparable transaction at the time of such transaction in arm’s-length dealings with a Person who is not such an Affiliate;

(2) if such Affiliate Transaction involves an aggregate consideration in excess of $20.0 million, the terms of such transaction have been approved by a majority of the members of the Board of Directors of the Company having no personal stake in such transaction, if any (and such majority determines that such Affiliate Transaction satisfies the criteria in clause (1) above); and

(3) if such Affiliate Transaction involves an aggregate consideration in excess of $50.0 million, the Board of Directors of the Company has received a written opinion from an independent investment banking, accounting, engineering or appraisal firm of nationally recognized standing that such Affiliate Transaction is fair, from a financial standpoint, to the Company or such Restricted Subsidiary or is not materially less favorable than those that could reasonably be expected to be obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate.

The preceding paragraph will not apply to:

(1) any Restricted Payment permitted to be made pursuant to the covenant described under “—Limitation on Restricted Payments” or any Permitted Investment;

(2) any issuance of Capital Stock (other than Disqualified Stock), or other payments, awards or grants in cash, Capital Stock (other than Disqualified Stock) or otherwise pursuant to, or the funding of, employment or severance agreements and other compensation arrangements, options to purchase Capital Stock (other than Disqualified Stock) of the Company, restricted stock plans, long-term incentive plans, stock appreciation rights plans, participation plans or similar employee benefits plans and/or insurance and indemnification arrangements provided to or for the benefit of directors and employees approved by the Board of Directors of the Company;

(3) loans or advances to employees, officers or directors in the ordinary course of business of the Company or any of its Restricted Subsidiaries;

(4) advances to or reimbursements of employees for moving, entertainment and travel expenses, drawing accounts and similar expenditures in the ordinary course of business of the Company or any of its Restricted Subsidiaries;

(5) any transaction between the Company and a Restricted Subsidiary or between Restricted Subsidiaries, and Guarantees issued by the Company or a Restricted Subsidiary for the benefit of the Company or a Restricted Subsidiary, as the case may be, in accordance with “—Limitation on Indebtedness and Preferred Stock”;

(6) any transaction with a joint venture or similar entity which would constitute an Affiliate Transaction solely because the Company or a Restricted Subsidiary owns, directly or indirectly, an Equity Interest in or otherwise controls such joint venture or similar entity;

(7) the issuance or sale of any Capital Stock (other than Disqualified Stock) of the Company to, or the receipt by the Company of any capital contribution from its shareholders;

(8) indemnities of officers, directors and employees of the Company or any of its Restricted Subsidiaries permitted by bylaw or statutory provisions and any employment agreement or other employee compensation plan or arrangement entered into in the ordinary course of business by the Company or any of its Restricted Subsidiaries;

(9) the payment of reasonable compensation and fees paid to, and indemnity provided on behalf of, officers or directors of the Company or any Restricted Subsidiary;

(10) the performance of obligations of the Company or any of its Restricted Subsidiaries under the terms of any agreement to which the Company or any of its Restricted Subsidiaries is a party as of or on the Issue Date, as these agreements may be amended, modified, supplemented, extended or renewed from time to time; provided, however, that any future amendment, modification, supplement, extension or renewal entered into after the Issue Date will be permitted only to the extent that its terms are not materially more disadvantageous, taken as a whole, to the holders of the Notes than the terms of the agreements in effect on the Issue Date;

(11) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture, provided that in the reasonable determination of the Board of Directors of the Company or the senior management of the Company, such transactions are on terms not materially less favorable to the Company or the relevant Restricted Subsidiary than those that could reasonably be expected to be obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate of the Company;

(12) transactions with a Person (other than an Unrestricted Subsidiary) that is an Affiliate of the Company solely because the Company owns, directly or through a Restricted Subsidiary, an Equity Interest in such Person; and

(13) transactions between the Company or any Restricted Subsidiary and any Person, a director of which is also a director of the Company or any direct or indirect parent company of the Company, and such director is the sole cause for such Person to be deemed an Affiliate of the Company or any Restricted Subsidiary; provided, however, that such director shall abstain from voting as a director of the Company or such direct or indirect parent company, as the case may be, on any matter involving such other Person.

Provision of financial information

The Indenture will provide that, whether or not the Company is subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act, to the extent not prohibited by the Exchange Act, the Company will file with the SEC, and make available to the Trustee and the holders of the Notes without cost to any holder, the annual reports and the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) that are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation within the time periods specified therein with respect to an accelerated filer. In the event that the Company is not permitted to file such reports, documents and information with the SEC pursuant to the Exchange Act, the Company will nevertheless make available such Exchange Act information to the Trustee and the holders of the Notes without cost to any holder as if the Company were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act within the time periods specified therein with respect to a non-accelerated filer.

If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the financial information required will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

The availability of the foregoing materials on the SEC’s website or on the Company’s website shall be deemed to satisfy the foregoing delivery obligations.

Merger and consolidation

The Company will not consolidate with or merge with or into or wind up into (whether or not the Company is the surviving corporation), or convey, transfer or lease all or substantially all its assets in one or more related transactions to, any Person, unless:

(1) the resulting, surviving or transferee Person (the “Successor Company”) will be a corporation, partnership, trust or limited liability company organized and existing under the laws of the United States of America, any State of the United States or the District of Columbia and the Successor Company (if not the Company) will expressly assume, by supplemental indenture, executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture;

(2) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Subsidiary of the Successor Company as a result of such transaction as having been Incurred by the Successor Company or such Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(3) either (A) immediately after giving effect to such transaction, the Successor Company would be able to Incur at least an additional $1.00 of Indebtedness pursuant to the first paragraph of the covenant described under “—Limitation on Indebtedness and Preferred Stock” or (B) immediately after giving effect to such transaction on a pro forma basis and any related financing transactions as if the same had occurred at the beginning of the applicable four quarter period, the Consolidated Coverage Ratio of the Company is equal to or greater than the Consolidated Coverage Ratio of the Company immediately before such transaction;

(4) if the Company is not the Successor Company, each Subsidiary Guarantor (unless it is the other party to the transactions above, in which case clause (1) shall apply) shall have by supplemental indenture confirmed that its Subsidiary Guarantee shall apply to such Person’s obligations in respect of the Indenture and the Notes shall continue to be in effect; and

(5) the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease and such supplemental indenture (if any) comply with the Indenture.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the assets of the Company.

The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture; and its predecessor Company, except in the case of a lease of all or substantially all its assets, will be released from the obligation to pay the principal of and interest on the Notes.

Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the assets of a Person.

Notwithstanding the preceding clause (3), (x) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company and the Company may consolidate with, merge into or transfer all or part of its properties and assets to a Subsidiary Guarantor and (y) the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating the Company in another jurisdiction; and provided further that, in the case of a Restricted Subsidiary that consolidates with, merges into or transfers all or part of its properties and assets to the Company, the Company will not be required to comply with the preceding clause (5).

In addition, the Company will not permit any Subsidiary Guarantor to consolidate with or merge with or into, and will not permit the conveyance, transfer or lease of all or substantially all of the assets of any Subsidiary Guarantor to, any Person (other than the Company or another Subsidiary Guarantor) unless:

(1) (a) the resulting, surviving or transferee Person will be a corporation, partnership, trust or limited liability company organized and existing under the laws of the United States of America, any State of the United States or the District of Columbia and such Person (if not such Subsidiary Guarantor) will expressly assume, by supplemental indenture, executed and delivered to the Trustee, all the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee; (b) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the resulting, surviving or transferee Person or any Restricted Subsidiary as a result of such transaction as having been Incurred by such Person or such Restricted Subsidiary at the time of such transaction), no Default shall have occurred and be continuing; and (c) the Company will have delivered to the Trustee an Officers’

Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture; and

(2) the transaction is made in compliance with the covenants described under “—Subsidiary guarantees,” “—Certain covenants—Limitation on sales of assets and Subsidiary stock” and this “Merger and consolidation” covenant.

Future subsidiary guarantors

The Company will cause (a) each Wholly-Owned Subsidiary of the Company (other than a Foreign Subsidiary) formed or acquired after the Issue Date and (b) any other Domestic Subsidiary that is not already a Subsidiary Guarantor that Guarantees any Indebtedness of the Company or a Subsidiary Guarantor, in each case to execute and deliver to the Trustee within 30 days a supplemental indenture (in the form specified in the Indenture) pursuant to which such Subsidiary will unconditionally Guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any, and interest on the Notes on a senior basis; provided that any Restricted Subsidiary that constitutes an Immaterial Subsidiary need not become a Subsidiary Guarantor until such time as it ceases to be an Immaterial Subsidiary.

Payments for consent

Neither the Company nor any of its Restricted Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fees or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or is paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or amendment.

Covenant termination

From and after the occurrence of an Investment Grade Rating Event, the Company and its Restricted Subsidiaries will no longer be subject to the provisions of the Indenture described above under the following headings:

•	”—Limitation on Indebtedness and Preferred Stock,”
•	“—Limitation on Restricted Payments,”
•	“—Limitation on restrictions on distributions from Restricted Subsidiaries,”
•	“—Limitation on sales of assets and Subsidiary stock,”
•	“—Limitation on Affiliate Transactions” and
•	Clause (3) of “—Merger and consolidation”

(collectively, the “Eliminated Covenants”). As a result, after the date on which the Company and its Restricted Subsidiaries are no longer subject to the Eliminated Covenants, the Notes will be entitled to substantially reduced covenant protection.

After the foregoing covenants have been terminated, the Company may not designate any of its Subsidiaries as Unrestricted Subsidiaries pursuant to the second sentence of the definition of “Unrestricted Subsidiary.”

Events of default

Each of the following is an Event of Default with respect to the Notes:

(1) default in any payment of interest on any Note when due, continued for 30 days;

(2) default in the payment of principal of or premium, if any, on any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration of acceleration or otherwise;

(3) failure by the Company or any Subsidiary Guarantor to comply with its obligations under “—Certain covenants—Merger and consolidation”;

(4) failure by the Company to comply for 30 days (or 180 days in the case of a Reporting Failure) after notice as provided below with any of its obligations under the covenant described under “—Change of control” above or under the covenants described under “—Certain covenants” above (in each case, other than a failure to purchase Notes which will constitute an Event of Default under clause (2) above and other than a failure to comply with “—Certain covenants—Merger and consolidation” which is covered by clause (3));

(5) failure by the Company to comply for 60 days after notice as provided below with its other agreements contained in the Indenture;

(6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by the Company or any of its Restricted Subsidiaries), other than Indebtedness owed to the Company or a Restricted Subsidiary, whether such Indebtedness or Guarantee now exists, or is created after the date of the Indenture, which default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness (and any extensions of any grace period) (“payment default”); or

(b) results in the acceleration of such Indebtedness prior to its Stated Maturity (the “cross acceleration provision”);

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $30.0 million or more;

(7) certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary (the “bankruptcy provisions”);

(8) failure by the Company or any Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary to pay final judgments aggregating in excess of $30.0 million (to the extent not covered by insurance by a reputable and creditworthy insurer as to which the insurer has not disclaimed coverage), which judgments are not paid or discharged, and there shall be any period of 60 consecutive days following entry of such final judgment or decree during which a stay of enforcement of such final judgment or decree, by reason of pending appeal or otherwise, shall not be in effect (the “judgment default provision”); or

(9) any Subsidiary Guarantee of a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries) would constitute a Significant Subsidiary, ceases to be in full force and effect (except as contemplated by the terms of the Indenture) or is declared null and void in a judicial proceeding or any Subsidiary Guarantor that is a Significant Subsidiary or group of Subsidiary Guarantors that, taken together (as of the latest audited consolidated financial statements of the Company and its Restricted Subsidiaries) would constitute a Significant Subsidiary, denies or disaffirms its obligations under the Indenture or its Subsidiary Guarantee.

However, a default under clauses (4) and (5) of this paragraph will not constitute an Event of Default until the Trustee or the holders of at least 25% in principal amount of the outstanding Notes notify the Company in writing and, in the case of a notice given by the holders, the Trustee of the default and the Company does not cure such default within the time specified in clauses (4) and (5) of this paragraph after receipt of such notice.

If an Event of Default (other than an Event of Default described in clause (7) above) occurs and is continuing, the Trustee by notice to the Company, or the holders of at least 25% in principal amount of the outstanding Notes by notice to the Company and the Trustee, may, and the Trustee at the request of such holders shall, declare the principal of, premium, if any, accrued and unpaid interest, if any, on all the Notes to be due and payable. If an Event of Default described in clause (7) above occurs and is continuing, the principal of, premium, if any, accrued and unpaid interest, if any, on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders. The holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences if, among other requirements, (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived.

Notwithstanding the foregoing, if an Event of Default specified in clause (6) above shall have occurred and be continuing, such Event of Default and any consequential acceleration (to the extent not in violation of any applicable law or in conflict with any judgment or decree of a court of competent jurisdiction) shall be automatically rescinded if (i) the Indebtedness that is the subject of such Event of Default has been repaid or (ii) if the default relating to such Indebtedness is waived by the holders of such Indebtedness or cured and if such Indebtedness has been accelerated, then the holders thereof have rescinded their declaration of acceleration in respect of such Indebtedness, in each case within 20 days after the declaration of acceleration with respect thereto, and (iii) any other existing Events of Default, except nonpayment of principal, premium or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived.

Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder may pursue any remedy with respect to the Indenture or the Notes unless:

(1) such holder has previously given the Trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(3) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) the holders of a majority in principal amount of the outstanding Notes have not waived such Event of Default or otherwise given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Indenture provides that in the event an Event of Default has occurred and is continuing, the Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of his own affairs. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

If a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, premium, if any, or interest on any Note, the Trustee may withhold such notice if and so long as a committee of trust officers of the Trustee in good faith determines that withholding notice is in the interests of the holders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any Defaults, their status and what action the Company is taking or proposing to take in respect thereof.

Amendments and waivers

Subject to certain exceptions, the Indenture and the Notes may be amended with the consent of the holders of a majority in principal amount of the Notes then outstanding (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes). However, without the consent of each holder of an outstanding Note affected, no amendment may, among other things:

(1) reduce the principal amount of Notes whose holders must consent to an amendment or waiver;

(2) reduce the stated rate of or extend the stated time for payment of interest on any Note;

(3) reduce the principal of or extend the Stated Maturity of any Note;

(4) reduce the premium payable upon the redemption of any Note as described above under “—Optional redemption,” or change the time at which any Note may be redeemed as described above under “—Optional redemption”;

(5) make any Note payable in money other than that stated in the Note;

(6) impair the right of any holder to receive payment of the principal of, premium, if any, and interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes;

(7) make any change in the amendment provisions which require each holder’s consent or in the waiver provisions;

(8) modify the Subsidiary Guarantees in any manner adverse to the holders of the Notes; or

(9) make any change to or modify the ranking of the Notes that would adversely affect the holders.

Notwithstanding the foregoing, without the consent of any holder, the Company, the Guarantors and the Trustee may amend the Indenture and the Notes to:

(1) cure any ambiguity, omission, defect, mistake or inconsistency;

(2) provide for the assumption by a successor of the obligations of the Company or any Subsidiary Guarantor under the Indenture;

(3) provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code);

(4) add Guarantors with respect to the Notes, including Subsidiary Guarantors, or release a Subsidiary Guarantor from its Subsidiary Guarantee and terminate such Subsidiary Guarantee; provided that the release and termination is in accordance with the applicable provisions of the Indenture;

(5) secure the Notes or Subsidiary Guarantees;

(6) add to the covenants of the Company or a Subsidiary Guarantor for the benefit of the holders or surrender any right or power conferred upon the Company or a Subsidiary Guarantor;

(7) make any change that does not adversely affect the rights of any holder; provided, however, that any change to conform the Indenture to this “Description of notes” will not be deemed to adversely affect such legal rights;

(8) comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act; or

(9) provide for the succession of a successor Trustee, provided that the successor Trustee is otherwise qualified and eligible to act as such under the Indenture.

The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. A consent to any amendment or waiver under the Indenture by any holder of Notes given in connection with a tender of such holder’s Notes will not be rendered invalid by such tender. After an amendment under the Indenture requiring the consent of the holders becomes effective, the Company is required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice will not impair or affect the validity of the amendment.

Defeasance

The Company at any time may terminate all its obligations under the Notes and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes.

The Company at any time may terminate its obligations described under “—Change of Control” and under covenants described under “—Certain covenants” (other than clauses (1), (2), (4) and (5) of “—Merger and consolidation”), the operation of the cross default upon a payment default, cross acceleration provisions, the bankruptcy provisions with respect to Significant Subsidiaries, the judgment default provision, the Subsidiary Guarantee provision described under “—Events of default” above and the limitations contained in clause (3) under “—Certain covenants—Merger and consolidation” above (“covenant defeasance”).

If the Company exercises its legal defeasance or its covenant defeasance option, the Subsidiary Guarantees in effect at such time will terminate.

The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect to the Notes. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (4), (5), (6), (7) (with respect only to Significant Subsidiaries), (8) or (9) under “—Events of default” above or because of the failure of the Company to comply with clause (3) under “—Certain covenants—Merger and consolidation” above.

In order to exercise either defeasance option, the Company must, among other things, irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal, premium, if any, and interest on the Notes to redemption or Stated Maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel (subject to customary exceptions and exclusions) to the effect that holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law.

Satisfaction and discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when either:

(1) all Notes that have been authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation, or

(2) all Notes that have not been delivered to the Trustee for cancellation have become due and payable or will become due and payable within one year by reason of the giving of a notice of redemption or otherwise and the Company or any Subsidiary Guarantor has irrevocably deposited or caused to be irrevocably deposited with the Trustee as trust funds in trust solely for such purpose, cash in U.S. dollars, U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal and accrued interest to the date of Stated Maturity or redemption, and in each case certain other requirements set forth in the Indenture are satisfied.

No personal liability of directors, officers, employees and stockholders

No director, officer, employee, incorporator, stockholder, member, partner or trustee of the Company or any Subsidiary Guarantor, as such, shall have any liability for any obligations of the Company or any Subsidiary Guarantor under the Notes, the Indenture or the Subsidiary Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

Concerning the trustee

Wells Fargo Bank, National Association will be the Trustee under the Indenture and has been appointed by the Company as registrar and paying agent with regard to the Notes. Such bank is a lender under the Senior Secured Credit Agreement.

The Indenture will contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest (as defined in the Trust Indenture Act) while any Default exists it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as Trustee with such conflict or resign as Trustee.

Governing law

The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Certain definitions

“Acquired Indebtedness” means Indebtedness (i) of a Person or any of its Subsidiaries existing at the time such Person becomes or is merged with and into a Restricted Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case whether or not Incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary or such acquisition. Acquired Indebtedness shall be deemed to have been Incurred, with respect to clause (i) of the preceding sentence, on the date such Person becomes or is merged with and into a Restricted Subsidiary and, with respect to clause (ii) of the preceding sentence, on the date of consummation of such acquisition of assets.

“Additional Assets” means:

(1) any properties or assets to be used by the Company or a Restricted Subsidiary in the Oil and Gas Business;

(2) capital expenditures by the Company or a Restricted Subsidiary in the Oil and Gas Business;

(3) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or a Restricted Subsidiary; or

(4) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that, in the case of clauses (3) and (4), such Restricted Subsidiary is primarily engaged in the Oil and Gas Business.

“Adjusted Consolidated Net Tangible Assets” of the Company means (without duplication), as of the date of determination, the remainder of:

(a) the sum of:

(i) discounted future net revenues from proved oil and gas reserves of the Company and its Restricted Subsidiaries calculated in accordance with SEC guidelines before any state or federal income taxes, as estimated by the Company in a reserve report prepared as of the end of the Company’s most recently completed fiscal year for which audited financial statements are available, as increased by, as of the date of determination, the estimated discounted future net revenues from

(A) estimated proved oil and gas reserves acquired since such year end, which reserves were not reflected in such year end reserve report, and

(B) estimated oil and gas reserves attributable to extensions, discoveries and other additions and upward revisions of estimates of proved oil and gas reserves since such year end due to exploration, development or exploitation, production or other activities, which would, in accordance with standard industry practice, cause such revisions (including the impact to proved reserves and future net revenues from estimated development costs incurred and the accretion of discount since such year end), and decreased by, as of the date of determination, the estimated discounted future net revenues from

(C) estimated proved oil and gas reserves produced or disposed of since such year end, and

(D) estimated oil and gas reserves attributable to downward revisions of estimates of proved oil and gas reserves since such year end due to changes in geological conditions or other factors which would, in accordance with standard industry practice, cause such revisions, in each case calculated on a pre-tax basis and substantially in accordance with SEC guidelines, in the case of clauses (A) through (D) utilizing prices and costs calculated in accordance with SEC guidelines as if the end of the most recent fiscal quarter preceding the date of determination for which such information is available to the Company were year end; provided, however, that in the case of each of the determinations made pursuant to clauses (A) through (D), such increases and decreases shall be as estimated by the Company’s petroleum engineers;

(ii) the capitalized costs that are attributable to Oil and Gas Properties of the Company and its Restricted Subsidiaries to which no proved oil and gas reserves are attributable, based on the Company’s books and records as of a date no earlier than the date of the Company’s latest available annual or quarterly financial statements;

(iii) the Net Working Capital of the Company and its Restricted Subsidiaries on a date no earlier than the date of the Company’s latest annual or quarterly financial statements; and

(iv) the greater of

(A) the net book value of other tangible assets of the Company and its Restricted Subsidiaries, as of a date no earlier than the date of the Company’s latest annual or quarterly financial statements, and

(B) the appraised value, as estimated by independent appraisers, of other tangible assets of the Company and its Restricted Subsidiaries, as of a date no earlier than the date of the Company’s latest audited financial statements; provided, that, if no such appraisal has been performed the Company shall not be required to obtain such an appraisal and only clause (iv)(A) of this definition shall apply;

minus

(b) the sum of:

(i) Minority Interests;

(ii) any net gas balancing liabilities of the Company and its Restricted Subsidiaries reflected in the Company’s latest annual or quarterly balance sheet (to the extent not deducted in calculating Net Working Capital of the Company in accordance with clause (a)(iii) above of this definition);

(iii) to the extent included in (a)(i) above, the discounted future net revenues, calculated in accordance with SEC guidelines (but utilizing prices and costs calculated in accordance with SEC guidelines as if the end of the most recent fiscal quarter preceding the date of determination for which such information is available to the Company were year end), attributable to reserves which are required to be delivered to third parties to fully satisfy the obligations of the Company and its Restricted Subsidiaries with respect to Volumetric Production Payments (determined, if applicable, using the schedules specified with respect thereto); and

(iv) the discounted future net revenues, calculated in accordance with SEC guidelines, attributable to reserves subject to Dollar-Denominated Production Payments which, based on the estimates of production and price assumptions included in determining the discounted future net revenues specified in (a)(i) above, would be necessary to fully satisfy the payment obligations of the Company and its Subsidiaries with respect to Dollar-Denominated Production Payments (determined, if applicable, using the schedules specified with respect thereto).

If the Company changes its method of accounting from the successful efforts method of accounting to the full cost or a similar method, “Adjusted Consolidated Net Tangible Assets” will continue to be calculated as if the Company were still using the successful efforts method of accounting.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Asset Disposition” means any direct or indirect sale, lease (including by means of Production Payments and Reserve Sales and a Sale/Leaseback Transaction) (other than an operating lease entered into in the ordinary course of the Oil and Gas Business), transfer, issuance or other disposition, or a series of related sales, leases, transfers, issuances or dispositions that are part of a common plan, of (A) shares of Capital Stock of a Restricted Subsidiary (other than Preferred Stock of Restricted Subsidiaries issued in compliance with the covenant described under the heading “—Certain covenants—Limitation on Indebtedness and Preferred Stock,” and directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary), (B) all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary (excluding any division or line of business the assets of which are owned by an Unrestricted Subsidiary) or (C) any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary (each referred to for the purposes of this definition as a “disposition”), in each case by the Company or any of its Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction.

Notwithstanding the preceding, the following items shall not be deemed to be Asset Dispositions:

(1) a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary;

(2) a disposition of cash, Cash Equivalents or other financial assets in the ordinary course of business;

(3) a disposition of Hydrocarbons or mineral products inventory in the ordinary course of business;

(4) a disposition of damaged, unserviceable, obsolete or worn out equipment or equipment that is no longer necessary for the proper conduct of the business of the Company and its Restricted Subsidiaries and that is disposed of in each case in the ordinary course of business;

(5) transactions in accordance with the covenant described under “—Certain covenants—Merger and consolidation”;

(6) an issuance of Capital Stock by a Restricted Subsidiary to the Company or to a Restricted Subsidiary;

(7) the making of a Permitted Investment or a Restricted Payment (or a disposition that would constitute a Restricted Payment but for the exclusions from the definition thereof) permitted by the covenant described under “—Certain covenants—Limitation on Restricted Payments”;

(8) an Asset Swap;

(9) dispositions of assets with a Fair Market Value of less than $10.0 million;

(10) Permitted Liens;

(11) dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(12) the licensing or sublicensing of intellectual property (including, without limitation, the licensing of seismic data) or other general intangibles and licenses, leases or subleases of other property in the ordinary course of business which do not materially interfere with the business of the Company and its Restricted Subsidiaries;

(13) foreclosure on assets;

(14) any Production Payments and Reserve Sales; provided that any such Production Payments and Reserve Sales, other than incentive compensation programs on terms that are reasonably customary in the Oil and Gas Business for geologists, geophysicists and other providers of technical services to the Company or a Restricted Subsidiary, shall have been created, Incurred, issued, assumed or Guaranteed in connection with the financing of, and within 60 days after the acquisition of, the property that is subject thereto;

(15) a disposition of oil and natural gas properties in connection with tax credit transactions complying with Section 29 or any successor or analogous provisions of the Code;

(16) surrender or waiver of contract rights, oil and gas leases, or the settlement, release or surrender of contract, tort or other claims of any kind;

(17) the abandonment, farmout, lease or sublease of developed or undeveloped Oil and Gas Properties in the ordinary course of business; and

(18) a disposition (whether or not in the ordinary course of business) of any Oil and Gas Property or interest therein to which no proved reserves are attributable at the time of such disposition.

“Asset Swap” means any substantially contemporaneous (and in any event occurring within 180 days of each other) purchase and sale or exchange of any oil or natural gas properties or assets or interests therein between the Company or any of its Restricted Subsidiaries and another Person; provided, that any cash received must be applied in accordance with “—Certain covenants—Limitation on sales of assets and Subsidiary stock” as if the Asset Swap were an Asset Disposition.

“Average Life” means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (2) the sum of all such payments.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means, as to any Person that is a corporation, the board of directors of such Person or any duly authorized committee thereof or as to any Person that is not a corporation, the board of managers or such other individual or group serving a similar function.

“Business Day” means each day that is not a Saturday, Sunday or other day on which commercial banking institutions in New York, New York are authorized or required by law to close.

“Capital Stock” of any Person means any and all shares, units, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into, or exchangeable for, such equity.

“Capitalized Lease Obligations” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination thereof is to be made as determined in accordance with GAAP, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

“Cash Equivalents” means:

(1) securities issued or directly and fully guaranteed or insured by the United States Government or any agency or instrumentality of the United States (provided that the full faith and credit of the United States is pledged in support thereof), having maturities of not more than one year from the date of acquisition;

(2) marketable general obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition and, at the time of acquisition, having a credit rating of “A” (or the equivalent thereof) or better from either S&P or Moody’s;

(3) certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers’ acceptances having maturities of not more than one year from the date of acquisition thereof issued by any commercial bank the short-term deposit of which is rated at the time of acquisition thereof at least “A2” or the equivalent thereof by S&P, or “P-2” or the equivalent thereof by Moody’s, and having combined capital and surplus in excess of $100.0 million;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (1), (2) and (3) entered into with any bank meeting the qualifications specified in clause (3) above;

(5) commercial paper rated at the time of acquisition thereof at least “A-2” or the equivalent thereof by S&P or “P-2” or the equivalent thereof by Moody’s, or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named Rating Agencies cease publishing ratings of investments, and in any case maturing within one year after the date of acquisition thereof; and

(6) interests in any investment company or money market fund which invests 95% or more of its assets in instruments of the type specified in clauses (1) through (5) above.

“Change of Control” means:

(1) any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), is or becomes the Beneficial Owner, directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company (or its successor by merger, consolidation or purchase of all or substantially all of its assets) (for the purposes of this clause (1), such person or group shall be deemed to Beneficially Own any Voting Stock of the Company held by a parent entity, if such person or group Beneficially Owns, directly or indirectly, more than 50% of the total voting power of the Voting Stock of such parent entity);

(2) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors;

(3) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole to any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act); or

(4) the adoption by the shareholders of the Company of a plan or proposal for the liquidation or dissolution of the Company.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commodity Agreements” means, in respect of any Person, any forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement in respect of Hydrocarbons used, produced, processed or sold by such Person that are customary in the Oil and Gas Business and designed to protect such Person against fluctuation in Hydrocarbon prices.

“Common Stock” means, with respect to any Person, any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or nonvoting)

of such Person’s common stock whether or not outstanding on the Issue Date, and includes, without limitation, all series and classes of such common stock.

“Consolidated Coverage Ratio” means as of any date of determination, the ratio of (x) the aggregate amount of Consolidated EBITDAX of such Person for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which financial statements are in existence to (y) Consolidated Interest Expense for such four fiscal quarters, provided, however, that:

(1) if the Company or any Restricted Subsidiary:

(a) has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, Consolidated EBITDAX and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such Indebtedness and the use of proceeds thereof as if such Indebtedness had been Incurred on the first day of such period and such proceeds had been applied as of such date (except that in making such computation, the amount of Indebtedness under any revolving Credit Facility outstanding on the date of such calculation will be deemed to be (i) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding or (ii) if such revolving Credit Facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such revolving Credit Facility to the date of such calculation, in each case, provided that such average daily balance shall take into account any repayment of Indebtedness under such revolving Credit Facility as provided in clause (b)); or

(b) has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of the period, including with the proceeds of such new Indebtedness, that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves a discharge of Indebtedness (in each case other than Indebtedness Incurred under any revolving Credit Facility unless such Indebtedness has been permanently repaid and the related commitment terminated), Consolidated EBITDAX and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness as if such discharge had occurred on the first day of such period;

(2) if, since the beginning of such period, the Company or any Restricted Subsidiary has made any Asset Disposition or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is such an Asset Disposition, the Consolidated EBITDAX for such period will be reduced by an amount equal to the Consolidated EBITDAX (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period or increased by an amount equal to the Consolidated EBITDAX (if negative) directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with or with the proceeds from such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(3) if, since the beginning of such period, the Company or any Restricted Subsidiary (by merger or otherwise) has made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary or is merged with or into the Company or a Restricted Subsidiary) or an acquisition (or will have received a contribution) of assets, including any acquisition or contribution of assets occurring in connection with a transaction causing a calculation to be made under the Indenture, which constitutes all or substantially all of a company, division, operating unit, segment, business, group of related assets or line of business, Consolidated EBITDAX and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition or contribution had occurred on the first day of such period; and

(4) if, since the beginning of such period, any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) made any Asset Disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (2) or (3) above if made by the Company or a Restricted Subsidiary during such period, Consolidated EBITDAX and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto as if such Asset Disposition or Investment or acquisition of assets had occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to any calculation under this definition, the pro forma calculations will be determined in good faith by a responsible financial or accounting officer of the Company; provided that such officer may in his or her discretion include any reasonably identifiable and factually supportable pro forma changes to Consolidated EBITDAX, including any pro forma expenses and cost reductions, that have occurred or in the judgment of such officer are reasonably expected to occur within 12 months of the date of the applicable transaction (regardless of whether such expense or cost reduction or any other operating improvements could then be reflected properly in pro forma financial statements prepared in accordance with Regulation S-X under the Securities Act or any other regulation or policy of the SEC). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness will be calculated as if the average rate in effect from the beginning of such period to the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness, but if the remaining term of such Interest Rate Agreement is less than 12 months, then such Interest Rate Agreement shall only be taken into account for that portion of the period equal to the remaining term thereof). If any Indebtedness that is being given pro forma effect bears an interest rate at the option of the Company, the interest rate shall be calculated by applying such optional rate chosen by the Company. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate.

“Consolidated EBITDAX” for any period means, without duplication, the Consolidated Net Income for such period, plus the following, without duplication and to the extent deducted (and not added back) in calculating such Consolidated Net Income:

(1) Consolidated Interest Expense;

(2) Consolidated Income Tax Expense;

(3) consolidated depletion and depreciation expense of the Company and its Restricted Subsidiaries;

(4) consolidated amortization expense or impairment charges of the Company and its Restricted Subsidiaries recorded in connection with the application of Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangibles” and Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets”;

(5) other non-cash charges of the Company and its Restricted Subsidiaries (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation); and

(6) consolidated exploration and abandonment expense of the Company and its Restricted Subsidiaries,

if applicable for such period; and less, to the extent included in calculating such Consolidated Net Income and in excess of any costs or expenses attributable thereto that were deducted (and not added back) in calculating such Consolidated Net Income, the sum of (x) the amount of deferred revenues that are amortized during such period and are attributable to reserves that are subject to Volumetric Production Payments, (y) amounts recorded in accordance with GAAP as repayments of principal and interest pursuant to Dollar-Denominated Production Payments and (z) other non-cash gains (excluding any non-cash gain to the extent it represents the reversal of an accrual or reserve for a potential cash item that reduced Consolidated EBITDAX in any prior period).

Notwithstanding the preceding sentence, clauses (2) through (6) relating to amounts of a Restricted Subsidiary of the Company will be added to Consolidated Net Income to compute Consolidated EBITDAX of the Company only to the extent (and in the same proportion) that the net income (loss) of such Restricted Subsidiary was included in calculating the Consolidated Net Income of the Company and, to the extent the amounts set forth in clauses (2) through (6) are in excess of those necessary to offset a net loss of such Restricted Subsidiary or if such Restricted Subsidiary has net income for such period included in Consolidated Net Income, only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or the holders of its Capital Stock.

“Consolidated Income Tax Expense” means, with respect to any period, the provision for federal, state, local and foreign income taxes (including state franchise taxes accounted for as income taxes in accordance with GAAP) of the Company and its Restricted Subsidiaries for such period as determined in accordance with GAAP.

“Consolidated Interest Expense” means, for any period, the total consolidated interest expense (less interest income) of the Company and its Restricted Subsidiaries, whether paid or accrued, plus, to the extent not included in such interest expense and without duplication:

(1) interest expense attributable to Capitalized Lease Obligations and the interest component of any deferred payment obligations;

(2) amortization of debt discount and debt issuance cost (provided that any amortization of bond premium will be credited to reduce Consolidated Interest Expense unless, pursuant to GAAP, such amortization of bond premium has otherwise reduced Consolidated Interest Expense);

(3) non-cash interest expense;

(4) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(5) the interest expense on Indebtedness of another Person that is Guaranteed by the Company or one of its Restricted Subsidiaries or secured by a Lien on assets of the Company or one of its Restricted Subsidiaries, to the extent such Guarantee becomes payable or such Lien becomes subject to foreclosure;

(6) cash costs associated with Interest Rate Agreements (including amortization of fees); provided, however, that if Interest Rate Agreements result in net cash benefits rather than costs, such benefits shall be credited to reduce Consolidated Interest Expense unless, pursuant to GAAP, such net benefits are otherwise reflected in Consolidated Net Income;

(7) the consolidated interest expense of the Company and its Restricted Subsidiaries that was capitalized during such period; and

(8) all dividends paid or payable in cash, Cash Equivalents or Indebtedness or accrued during such period on any series of Disqualified Stock of the Company or on Preferred Stock of its Restricted Subsidiaries payable to a party other than the Company or a Wholly-Owned Subsidiary, minus, to the extent included above, any interest attributable to Dollar-Denominated Production Payments.

For the purpose of calculating the Consolidated Coverage Ratio in connection with the Incurrence of any Indebtedness described in the final paragraph of the definition of “Indebtedness,” the calculation of Consolidated Interest Expense shall include all interest expense (including any amounts described in clauses (1) through (8) above) relating to any Indebtedness of the Company or any Restricted Subsidiary described in the final paragraph of the definition of “Indebtedness.”

“Consolidated Net Income” means, for any period, the aggregate net income (loss) of the Company and its consolidated Subsidiaries determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends of such Person; provided, however, that there will not be included (to the extent otherwise included therein) in such Consolidated Net Income:

(1) any net income (loss) of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that:

(a) subject to the limitations contained in clauses (3) and (4) below, the Company’s equity in the net income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (2) below); and

(b) the Company’s equity in a net loss of any such Person for such period will be included in determining such Consolidated Net Income to the extent such loss has been funded with cash from the Company or a Restricted Subsidiary during such period;

(2) any net income (but not loss) of any Restricted Subsidiary if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that:

(a) subject to the limitations contained in clauses (3), (4) and (5) below, the Company’s equity in the net income of any such Restricted Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause); and

(b) the Company’s equity in a net loss of any such Restricted Subsidiary for such period will be included in determining such Consolidated Net Income;

(3) any gain (loss) realized upon the sale or other disposition of any property, plant or equipment of the Company or its consolidated Subsidiaries (including pursuant to any Sale/Leaseback Transaction) which is not sold or otherwise disposed of in the ordinary course of business and any gain (loss) realized upon the sale or other disposition of any Capital Stock of any Person;

(4) any extraordinary or nonrecurring gains or losses, together with any related provision for taxes on such gains or losses and all related fees and expenses;

(5) the cumulative effect of a change in accounting principles;

(6) any asset impairment writedowns on Oil and Gas Properties under GAAP or SEC guidelines;

(7) any unrealized non-cash gains or losses or charges in respect of Hedging Obligations (including those resulting from the application of Statement of Financial Accounting Standard No. 133);

(8) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued);

(9) all deferred financing costs written off, and premiums paid, in connection with any early extinguishment of Indebtedness; and

(10) any non-cash compensation charge arising from any grant of stock, stock options or other equity based awards; provided that the proceeds resulting from any such grant will be excluded from clause (c)(ii) of the first paragraph of the covenant described under “—Limitation on Restricted Payments.”

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who: (1) was a member of such Board of Directors on the date of the Indenture; or (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Credit Facility” means, with respect to the Company or any Restricted Subsidiary, one or more debt facilities (including, without limitation, the Senior Secured Credit Agreement), indentures or commercial paper facilities providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time (and whether or not with the original administrative agent and lenders or another administrative agent or agents or other lenders and whether provided under the original Senior Secured Credit Agreement or any other credit or other agreement or indenture).

“Currency Agreement” means in respect of a Person any foreign exchange contract, currency swap agreement, futures contract, option contract or other similar agreement as to which such Person is a party or a beneficiary.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) at the option of the holder of the Capital Stock or upon the happening of any event:

(1) matures or is mandatorily redeemable (other than redeemable only for Capital Stock of such Person which is not itself Disqualified Stock) pursuant to a sinking fund obligation or otherwise;

(2) is convertible or exchangeable for Disqualified Stock or other Indebtedness (excluding Capital Stock which is convertible or exchangeable solely at the option of the Company or a Restricted Subsidiary); or

(3) is redeemable at the option of the holder of the Capital Stock in whole or in part,

in each case on or prior to the date that is 91 days after the earlier of the date (a) of the Stated Maturity of the Notes or (b) on which there are no Notes outstanding; provided that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; provided further, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or asset sale (each defined in a substantially identical manner to the corresponding definitions in the Indenture) shall not constitute Disqualified Stock if the terms of such Capital Stock (and all such securities into which it is convertible or for which it is exchangeable) provide that (i) the Company may not repurchase or redeem any such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) pursuant to such provision prior to compliance by the Company with the provisions of the Indenture described under the captions “—Change of control” and “—Certain covenants—Limitation on sales of assets and Subsidiary stock” and (ii) such repurchase or redemption will be permitted solely to the extent also permitted in accordance with the provisions of the Indenture described under the caption “—Certain covenants—Limitation on Restricted Payments.”

“Dollar-Denominated Production Payments” means production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.

“Domestic Subsidiary” means any Restricted Subsidiary that is organized under the laws of the United States of America or any state thereof or the District of Columbia.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means a public or private offering for cash by the Company of Capital Stock (other than Disqualified Stock), other than public offerings registered on Form S-8.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Fair Market Value” means, with respect to any asset or property, the sale value that would be obtained in an arm’s-length free market transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy. Fair Market Value of an asset or property in excess of $10.0 million shall be determined by the Board of Directors of the Company acting in good faith, whose determination shall be conclusive and evidenced by a resolution of such Board of Directors, and any lesser Fair Market Value may be determined by an officer of the Company acting in good faith.

“Foreign Subsidiary” means any Restricted Subsidiary that is not organized under the laws of the United States of America or any state thereof or the District of Columbia.

“GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time. All ratios and computations based on GAAP contained in the Indenture will be computed in conformity with GAAP.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

(2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” will not include endorsements for collection or deposit in the ordinary course of business or any obligation to the extent it is payable only in Capital Stock of the Guarantor that is not Disqualified Stock. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantor Subordinated Obligation” means, with respect to a Subsidiary Guarantor, any Indebtedness of such Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter Incurred) which is expressly subordinate in right of payment to the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee pursuant to a written agreement.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement or Commodity Agreement.

“holder” means a Person in whose name a Note is registered on the registrar’s books.

“Hydrocarbons” means oil, natural gas, casing head gas, drip gasoline, natural gasoline, condensate, distillate, liquid hydrocarbons, gaseous hydrocarbons and all constituents, elements or compounds thereof and products refined or processed therefrom.

“Immaterial Subsidiary” means, as of any date, any Restricted Subsidiary whose total assets, as of the end of the most recent month for which financial statements are available, are less than $1,000,000 and whose total revenues for the most recent 12-month period for which financial statements are available do not exceed $1,000,000; provided that a Restricted Subsidiary will not be considered to be an Immaterial Subsidiary if it, directly or indirectly, Guarantees or otherwise provides direct credit support for any Indebtedness of the Company.

“Incur” means issue, create, assume, Guarantee, incur or otherwise become directly or indirectly liable for, contingently or otherwise; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary; and the terms “Incurred” and “Incurrence” have meanings correlative to the foregoing.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication, whether or not contingent):

(1) the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money;

(2) the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) the principal component of all obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments (including reimbursement obligations with respect thereto except to the extent such reimbursement obligation relates to a trade payable, to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such obligation is satisfied within 30 days of payment on the letter of credit);

(4) the principal component of all obligations of such Person (other than obligations payable solely in Capital Stock that is not Disqualified Stock) to pay the deferred and unpaid purchase price of property (except as described in clause (8) of the penultimate paragraph of this definition of “Indebtedness”), which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto to the extent such obligations would appear as a liabilities upon the consolidated balance sheet of such Person in accordance with GAAP;

(5) Capitalized Lease Obligations of such Person to the extent such Capitalized Lease Obligations would appear as liabilities on the consolidated balance sheet of such Person in accordance with GAAP;

(6) the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary that is not a Subsidiary Guarantor, any Preferred Stock (but excluding, in each case, any accrued dividends);

(7) the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the Fair Market Value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Persons;

(8) the principal component of Indebtedness of other Persons to the extent Guaranteed by such Person; and

(9) to the extent not otherwise included in this definition, net obligations of such Person under Commodity Agreements, Currency Agreements and Interest Rate Agreements (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such obligation that would be payable by such Person at such time);

provided, however, that any indebtedness which has been defeased in accordance with GAAP or defeased pursuant to the deposit of cash or Cash Equivalents (in an amount sufficient to satisfy all such indebtedness obligations at maturity or redemption, as applicable, and all payments of interest and premium, if any) in a trust or account created or pledged for the sole benefit of the holders of such indebtedness, and subject to no other Liens, shall not constitute “Indebtedness.”

The amount of Indebtedness of any Person at any date will be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

Notwithstanding the preceding, “Indebtedness” shall not include:

(1) Production Payments and Reserve Sales;

(2) any obligation of a Person in respect of a farm-in agreement or similar arrangement whereby such Person agrees to pay all or a share of the drilling, completion or other expenses of an exploratory or development well (which agreement may be subject to a maximum payment obligation, after which expenses are shared in accordance with the working or participation interest therein or in accordance with the agreement of the parties) or perform the drilling, completion or other operation on such well in exchange for an ownership interest in an oil or gas property;

(3) any obligations under Currency Agreements, Commodity Agreements and Interest Rate Agreements; provided that such Agreements are entered into for bona fide hedging purposes of the Company or its Restricted Subsidiaries (as determined in good faith by the Board of Directors or senior management of the Company, whether or not accounted for as a hedge in accordance with GAAP) and, in the case of Currency Agreements or Commodity Agreements, such Currency Agreements or Commodity Agreements are related to business transactions of the Company or its Restricted Subsidiaries entered into in the ordinary course of business and, in the case of Interest Rate Agreements, such Interest Rate Agreements substantially correspond in terms of notional amount, duration and interest rates, as applicable, to Indebtedness of the Company or its Restricted Subsidiaries Incurred without violation of the Indenture;

(4) any obligation arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, Guarantees, adjustment of purchase price, holdbacks, contingency payment obligations or similar obligations, in each case, Incurred or assumed in connection with the acquisition or disposition of any business, assets or Capital Stock of a Restricted Subsidiary, provided that such Indebtedness is not reflected on the face of the balance sheet of the Company or any Restricted Subsidiary;

(5) any obligation arising from the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within five business days of Incurrence;

(6) in-kind obligations relating to net oil or natural gas balancing positions arising in the ordinary course of business;

(7) all contracts and other obligations, agreements, instruments or arrangements described in clauses (19), (20), (21) or (28)(a) of the definition of “Permitted Liens;” and

(8) accrued expenses and trade payables and other accrued liabilities arising in the ordinary course of business that are not overdue by 90 days past the invoice or billing date or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted.

In addition, “Indebtedness” of any Person shall include Indebtedness described in the first paragraph of this definition of “Indebtedness” that would not appear as a liability on the balance sheet of such Person if:

(1) such Indebtedness is the obligation of a partnership or joint venture that is not a Restricted Subsidiary (a “Joint Venture”);

(2) such Person or a Restricted Subsidiary of such Person is a general partner of the Joint Venture or otherwise liable for all or a portion of the Joint Venture’s liabilities (a “General Partner”); and

(3) there is recourse, by contract or operation of law, with respect to the payment of such Indebtedness to property or assets of such Person or a Restricted Subsidiary of such Person; and then such Indebtedness shall be included in an amount not to exceed:

(a) the lesser of (i) the net assets of the General Partner and (ii) the amount of such obligations to the extent that there is recourse, by contract or operation of law, to the property or assets of such Person or a Restricted Subsidiary of such Person; or

(b) if less than the amount determined pursuant to clause (a) immediately above, the actual amount of such Indebtedness that is with recourse to such Person or a Restricted Subsidiary of such Person, if the Indebtedness is evidenced by a writing and is for a determinable amount and the related interest expense shall be included in Consolidated Interest Expense to the extent actually paid by such Person and its Restricted Subsidiaries.

“Interest Rate Agreement” means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

“Investment” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan or other extensions of credit (including by way of Guarantee or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit other than a time deposit and advances or extensions of credit to customers in the ordinary course of business) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments (excluding any interest in a crude oil or natural gas leasehold to the extent constituting a security under applicable law) issued by, such other Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that none of the following will be deemed to be an Investment:

(1) Hedging Obligations entered into in the ordinary course of business and in compliance with the Indenture;

(2) endorsements of negotiable instruments and documents in the ordinary course of business; and

(3) an acquisition of assets, Capital Stock or other securities by the Company or a Subsidiary for consideration to the extent such consideration consists of Common Stock of the Company.

The amount of any Investment shall not be adjusted for increases or decreases in value, write-ups, write-downs or write-offs with respect to such Investment.

For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “—Certain covenants—Limitation on Restricted Payments,”

(1) “Investment” will include the portion (proportionate to the Company’s equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the Fair Market Value of the net assets of such Restricted Subsidiary at the time that such Restricted

Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company will be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to

(a) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (b) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time that such Subsidiary is so re-designated a Restricted Subsidiary; and

(2) any property transferred to or from an Unrestricted Subsidiary will be valued at its Fair Market Value at the time of such transfer.

“Investment Grade Rating” means a rating equal to or higher than:

(1) Baa3 (or the equivalent) with a stable or better outlook by Moody’s; and

(2) BBB− (or the equivalent) with a stable or better outlook by S&P,

or, if either such entity ceases to make a rating on the Notes publicly available for reasons outside of the Company’s control, the equivalent investment grade credit rating from any other Rating Agency.

“Investment Grade Rating Event” means the first day on which the Notes have an Investment Grade Rating from each Rating Agency, and no Default has occurred and is then continuing under the Indenture.

“Issue Date” means the first date on which the Notes are issued under the Indenture.

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

“Minority Interest” means the percentage interest represented by any class of Capital Stock of a Restricted Subsidiary that are not owned by the Company or a Restricted Subsidiary.

“Moody’s” means Moody’s Investors Service, Inc., or any successor to the rating agency business thereof.

“Net Available Cash” from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and net proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

(1) all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses Incurred, and all federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP (after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Disposition;

(2) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition;

(3) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures or to holders of royalty or similar interests as a result of such Asset Disposition;

(4) the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition; and

(5) all relocation expenses incurred as a result thereof and all related severance and associated costs, expenses and charges of personnel related to assets and related operations disposed of;

provided, however, that if any consideration for an Asset Disposition (that would otherwise constitute Net Available Cash) is required to be held in escrow pending determination of whether or not a purchase price adjustment will be made, such consideration (or any portion thereof) shall become Net Available Cash only at such time as it is released to the Company or any of its Restricted Subsidiaries from escrow.

“Net Cash Proceeds,” with respect to any issuance or sale of Capital Stock or any contribution to equity capital, means the cash proceeds of such issuance, sale or contribution net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually Incurred in connection with such issuance, sale or contribution and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements).

“Net Working Capital” means (a) all current assets of the Company and its Restricted Subsidiaries, except current assets from commodity price risk management activities arising in the ordinary course of the Oil and Gas Business, less (b) all current liabilities of the Company and its Restricted Subsidiaries, except current liabilities (i) associated with asset retirement obligations relating to Oil and Gas Properties, (ii) included in Indebtedness and (iii) any current liabilities from commodity price risk management activities arising in the ordinary course of the Oil and Gas Business, in each case as set forth in the consolidated financial statements of the Company prepared in accordance with GAAP.

“Non-Recourse Debt” means Indebtedness of a Person:

(1) as to which neither the Company nor any Restricted Subsidiary (a) provides any Guarantee or credit support of any kind (including any undertaking, guarantee, indemnity, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable (as a guarantor or otherwise);

(2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any Restricted Subsidiary to declare a default under such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

(3) the explicit terms of which provide there is no recourse against any of the assets of the Company or its Restricted Subsidiaries.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer or the Secretary of the Company. Officer of any Subsidiary Guarantor has a correlative meaning.

“Officers’ Certificate” means a certificate signed by two Officers of the Company.

“Oil and Gas Business” means:

(1) the business of acquiring, exploring, exploiting, developing, producing, operating and disposing of interests in oil, natural gas, liquefied natural gas and other Hydrocarbon and mineral properties or products produced in association with any of the foregoing;

(2) the business of gathering, marketing, distributing, treating, processing, storing, refining, selling and transporting of any production from such interests or properties and products produced in association therewith and the marketing of oil, natural gas, other Hydrocarbons and minerals obtained from unrelated Persons;

(3) any other related energy business, including power generation and electrical transmission business, directly or indirectly, from oil, natural gas and other Hydrocarbons and minerals produced substantially from properties in which the Company or its Restricted Subsidiaries, directly or indirectly, participate;

(4) any business relating to oil field sales and service; and

(5) any business or activity relating to, arising from, or necessary, appropriate or incidental to the activities described in the foregoing clauses (1) through (4) of this definition.

“Oil and Gas Properties” means all properties, including equity or other ownership interests therein, owned by a Person which contain or are believed to contain oil and gas reserves.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

“Pari Passu Indebtedness” means any Indebtedness of the Company or any Subsidiary Guarantor that ranks equally in right of payment to the Notes or the Subsidiary Guarantees, as the case may be.

“Permitted Acquisition Indebtedness” means Indebtedness (including Disqualified Stock) of the Company or any of the Restricted Subsidiaries to the extent such Indebtedness was Indebtedness:

(1) of an acquired Person prior to the date on which such Person became a Restricted Subsidiary as a result of having been acquired and not incurred in contemplation of such acquisition; or

(2) of a Person that was merged, consolidated or amalgamated with or into the Company or a Restricted Subsidiary that was not incurred in contemplation of such merger, consolidation or amalgamation,

provided that on the date such Person became a Restricted Subsidiary or the date such Person was merged, consolidated and amalgamated with or into the Company or a Restricted Subsidiary, as applicable, after giving pro forma effect thereto,

(a) the Restricted Subsidiary or the Company, as applicable, would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Coverage Ratio test described under “—Certain covenants—Limitation on Indebtedness and Preferred Stock,” or

(b) the Consolidated Coverage Ratio for the Company would be greater than the Consolidated Coverage Ratio for the Company immediately prior to such transaction.

“Permitted Business Investment” means any Investment made in the ordinary course of, and of a nature that is or shall have become customary in, the Oil and Gas Business including investments or expenditures for actively exploiting, exploring for, acquiring, developing, producing, processing, gathering, marketing or transporting oil, natural gas or other Hydrocarbons and minerals through agreements, transactions, interests or arrangements which permit one to share risks or costs, comply with regulatory requirements regarding local ownership or satisfy other objectives customarily achieved through the conduct of the Oil and Gas Business jointly with third parties including:

(1) ownership interests in oil, natural gas, other Hydrocarbons and minerals properties, liquefied natural gas facilities, processing facilities, gathering systems, pipelines, storage facilities or related systems or ancillary real property interests;

(2) Investments in the form of or pursuant to operating agreements, working interests, royalty interests, mineral leases, processing agreements, farm-in agreements, farm-out agreements, contracts for the sale, transportation or exchange of oil, natural gas, other Hydrocarbons and minerals, production sharing agreements, participation agreements, development agreements, area of mutual interest agreements, unitization agreements, pooling agreements, joint bidding agreements, service contracts, joint venture agreements, partnership agreements (whether general or limited), subscription agreements, stock purchase agreements, stockholder agreements and other similar agreements (including for limited liability companies) with third parties; and

(3) direct or indirect ownership interests in drilling rigs and related equipment, including, without limitation, transportation equipment.

“Permitted Investment” means an Investment by the Company or any Restricted Subsidiary in:

(1) the Company, a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is the Oil and Gas Business;

(2) another Person whose primary business is the Oil and Gas Business if as a result of such Investment such other Person becomes a Restricted Subsidiary or is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary and, in each case, any Investment held by such Person; provided that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation or transfer;

(3) cash and Cash Equivalents;

(4) receivables owing to the Company or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(5) payroll, commission, travel, relocation and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6) loans or advances to employees (other than executive officers) made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary;

(7) Capital Stock, obligations or securities received in settlement of debts (x) created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments or (y) pursuant to any plan of reorganization or similar arrangement in a bankruptcy or insolvency proceeding;

(8) any Person as a result of the receipt of non-cash consideration from an Asset Disposition that was made pursuant to and in compliance with the covenant described under “Certain covenants—Limitation on sales of assets and Subsidiary stock”;

(9) Investments in existence on the Issue Date;

(10) Commodity Agreements, Currency Agreements, Interest Rate Agreements and related Hedging Obligations, which transactions or obligations are Incurred in compliance with “—Certain covenants—Limitation on Indebtedness and Preferred Stock”;

(11) Guarantees issued in accordance with the covenant described under “—Certain covenants—Limitation on Indebtedness and Preferred Stock”;

(12) Permitted Business Investments;

(13) any Person where such Investment was acquired by the Company or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (b) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(14) any Person to the extent such Investments consist of prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits made in the ordinary course of business by the Company or any Restricted Subsidiary;

(15) Guarantees of performance or other obligations (other than Indebtedness) arising in the ordinary course in the Oil and Gas Business, including obligations under oil and natural gas exploration, development, joint operating, and related agreements and licenses, concessions or operating leases related to the Oil and Gas Business;

(16) Investments in the Notes; and

(17) Investments by the Company or any of its Restricted Subsidiaries, together with all other Investments pursuant to this clause (17), in an aggregate amount outstanding at the time of such Investment not to exceed the greater of $20.0 million and 1.0% of the Company’s Adjusted Consolidated Net Tangible Assets (with the Fair Market Value of such Investment being measured at the time such Investment is made and without giving effect to subsequent changes in value).

“Permitted Liens” means, with respect to any Person:

(1) Liens securing Indebtedness under a Credit Facility permitted to be Incurred under the Indenture;

(2) pledges or deposits by such Person under workers’ compensation laws, unemployment insurance laws, social security or old age pension laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits (which may be secured by a Lien) to secure public or statutory obligations of such Person including letters of credit and bank guarantees required or requested by the United States, any State thereof or any foreign government or any subdivision, department, agency, organization or instrumentality of any of the foregoing in connection with any contract or statute (including lessee or operator obligations under statutes, governmental regulations, contracts or instruments related to the ownership, exploration and production of oil, natural gas, other hydrocarbons and minerals on State, Federal or foreign lands or waters), or deposits of cash or United States government bonds to secure indemnity performance, surety or appeal bonds or other similar bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(3) statutory and contractual Liens of landlords and Liens imposed by law, including carriers’, warehousemen’s, mechanics’, materialmen’s and repairmen’s Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings if a reserve or other appropriate provisions, if any, as shall be required by GAAP shall have been made in respect thereof;

(4) Liens for taxes, assessments or other governmental charges or claims not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings; provided that appropriate reserves, if any, required pursuant to GAAP have been made in respect thereof;

(5) Liens in favor of issuers of surety or performance bonds or bankers’ acceptances issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(6) survey exceptions, encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which do not in the aggregate materially adversely affect the value of the assets of such Person and its Restricted Subsidiaries, taken as a whole, or materially impair their use in the operation of the business of such Person;

(7) Liens securing Hedging Obligations;

(8) leases, licenses, subleases and sublicenses of assets (including, without limitation, real property and intellectual property rights) which do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

(9) prejudgment Liens and judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(10) Liens for the purpose of securing the payment of all or a part of the purchase price of, or Capitalized Lease Obligations, purchase money obligations or other payments Incurred to finance the acquisition, lease, improvement or construction of or repairs or additions to, assets or property acquired or constructed in the ordinary course of business; provided that:

(a) the aggregate principal amount of Indebtedness secured by such Liens is otherwise permitted to be Incurred under the Indenture and does not exceed the cost of the assets or property so acquired or constructed; and

(b) such Liens are created within 180 days of the later of the acquisition, lease, completion of improvements, construction, repairs or additions or commencement of full operation of the assets or property subject to such Lien and do not encumber any other assets or property of the Company or any Restricted Subsidiary other than such assets or property and assets affixed or appurtenant thereto;

(11) Liens arising solely by virtue of any statutory or common law provisions relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution; provided that:

(a) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the Federal Reserve Board; and

(b) such deposit account is not intended by the Company or any Restricted Subsidiary to provide collateral to the depository institution;

(12) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(13) Liens existing on the Issue Date;

(14) Liens on property or shares of Capital Stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such other Person becoming a Subsidiary; provided further, however, that any such Lien may not extend to any other property owned by the Company or any Restricted Subsidiary (other than assets or property affixed or appurtenant thereto);

(15) Liens on property at the time the Company or any of its Subsidiaries acquired the property, including any acquisition by means of a merger or consolidation with or into the Company or any of its Subsidiaries; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such acquisition; provided further, however, that such Liens may not extend to any other property owned by the Company or any Restricted Subsidiary (other than assets or property affixed or appurtenant thereto);

(16) Liens securing the Notes, Subsidiary Guarantees and other obligations under the Indenture;

(17) Liens securing Refinancing Indebtedness Incurred to refinance Indebtedness that was previously so secured, provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property or assets that is the security for a Permitted Lien hereunder;

(18) any interest or title of a lessor under any Capitalized Lease Obligation or operating lease;

(19) Liens in respect of Production Payments and Reserve Sales, which Liens shall be limited to the property that is the subject of such Production Payments and Reserve Sales;

(20) Liens arising under farm-out agreements, farm-in agreements, division orders, contracts for the sale, purchase, exchange, transportation, gathering or processing of Hydrocarbons, unitizations and pooling designations, declarations, orders and agreements, development agreements, joint venture agreements, partnership agreements, operating agreements, royalties, working interests, net profits interests, joint interest billing arrangements, participation agreements, production sales contracts, area of mutual interest agreements, gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, and other agreements which are customary in the Oil and Gas Business; provided, however, in all instances that such Liens are limited to the assets that are the subject of the relevant agreement, program, order or contract;

(21) Liens on pipelines or pipeline facilities that arise by operation of law;

(22) Liens securing Indebtedness in an aggregate principal amount outstanding at any one time, added together with all other Indebtedness secured by Liens Incurred pursuant to this clause (22), not to exceed the greater of $20.0 million and 1.0% of the Company’s Adjusted Consolidated Net Tangible Assets, as determined on the date of Incurrence of such Indebtedness after giving pro forma effect to such Incurrence and the application of the proceeds therefrom;

(23) Liens in favor of the Company or any Subsidiary Guarantor;

(24) deposits made in the ordinary course of business to secure liability to insurance carriers;

(25) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(26) Liens deemed to exist in connection with Investments in repurchase agreements permitted under “—Certain covenants—Limitation on Indebtedness and Preferred Stock”; provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreement;

(27) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(28) any (a) interest or title of a lessor or sublessor under any lease, liens reserved in oil, gas or other Hydrocarbons, minerals, leases for bonus, royalty or rental payments and for compliance with the terms of such leases; (b) restriction or encumbrance that the interest or title of such lessor or sublessor may be subject to (including, without limitation, ground leases or other prior leases of the demised premises, mortgages, mechanics’ liens, tax liens, and easements); or (c) subordination of the interest of the lessee or sublessee under such lease to any restrictions or encumbrance referred to in the preceding clause (b);

(29) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(30) Liens arising under the Indenture in favor of the Trustee for its own benefit and similar Liens in favor of other trustees, agents and representatives arising under instruments governing Indebtedness permitted to be incurred under the Indenture, provided, however, that such Liens are solely for the benefit of the trustees, agents or representatives in their capacities as such and not for the benefit of the holders of such Indebtedness;

(31) Liens arising from the deposit of funds or securities in trust for the purpose of decreasing or defeasing Indebtedness so long as such deposit of funds or securities and such decreasing or defeasing of Indebtedness are permitted under the covenant described under “—Certain covenants—Limitation on Restricted Payments”; and

(32) Liens in favor of collecting or payer banks having a right of setoff, revocation, or charge back with respect to money or instruments of the Company or any Subsidiary of the Company on deposit with or in possession of such bank.

In each case set forth above, notwithstanding any stated limitation on the assets that may be subject to such Lien, a Permitted Lien on a specified asset or group or type of assets may include Liens on all improvements, additions and accessions thereto and all products and proceeds thereof (including dividends, distributions and increases in respect thereof).

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock,” as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

“Production Payments and Reserve Sales” means the grant or transfer by the Company or a Restricted Subsidiary to any Person of a royalty, overriding royalty, net profits interest,

production payment (whether volumetric or dollar denominated), partnership or other interest in Oil and Gas Properties, reserves or the right to receive all or a portion of the production or the proceeds from the sale of production attributable to such properties where the holder of such interest has recourse solely to such production or proceeds of production, subject to the obligation of the grantor or transferor to operate and maintain, or cause the subject interests to be operated and maintained, in a reasonably prudent manner or other customary standard or subject to the obligation of the grantor or transferor to indemnify for environmental, title or other matters customary in the Oil and Gas Business, including any such grants or transfers pursuant to incentive compensation programs on terms that are reasonably customary in the Oil and Gas Business for geologists, geophysicists or other providers of technical services to the Company or a Restricted Subsidiary.

“Rating Agency” means each of S&P and Moody’s, or if S&P or Moody’s or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company (as certified by a resolution of the Board of Directors) which shall be substituted for S&P or Moody’s, or both, as the case may be.

“Refinancing Indebtedness” means Indebtedness that is Incurred to refund, refinance, replace, exchange, renew, repay, extend, prepay, redeem or retire (including pursuant to any defeasance or discharge mechanism) (collectively, “refinance” and “refinances” and “refinanced” shall have correlative meanings) any Indebtedness (including Indebtedness of the Company that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary, but excluding Indebtedness of a Subsidiary that is not a Restricted Subsidiary that refinances Indebtedness of the Company or a Restricted Subsidiary), including Indebtedness that refinances Refinancing Indebtedness, provided, however, that:

(1) (a) if the Stated Maturity of the Indebtedness being Refinanced is earlier than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced or (b) if the Stated Maturity of the Indebtedness being refinanced is later than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity at least 91 days later than the Stated Maturity of the Notes;

(2) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced;

(3) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced (plus, without duplication, any additional Indebtedness Incurred to pay interest, premiums or defeasance costs required by the instruments governing such existing Indebtedness and fees and expenses Incurred in connection therewith); and

(4) if the Indebtedness being Refinanced is subordinated in right of payment to the Notes or the Subsidiary Guarantee, such Refinancing Indebtedness is subordinated in right of payment to the Notes or the Subsidiary Guarantee on terms at least as favorable to the holders as those contained in the documentation governing the Indebtedness being Refinanced.

“Reporting Failure” means the failure of the Company to file with the SEC and make available or otherwise deliver to the Trustee and each holder of Notes, within the time periods specified in “—Certain covenants—Provision of financial information” (after giving effect to any grace period specified under Rule 12b-25 under the Exchange Act), the periodic reports, information, documents or other reports which the Company may be required to file with the SEC pursuant to such provision.

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., or any successor to the rating agency business thereof.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person.

“SEC” means the United States Securities and Exchange Commission.

“Senior Secured Credit Agreement” means the Amended and Restated Credit Agreement dated as of July 31, 2008 among the Company, as Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, and the lenders parties thereto from time to time, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements, refundings or refinancings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “—Certain covenants—Limitation on Indebtedness and Preferred Stock” above).

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC, as in effect on the Issue Date.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Subordinated Obligation” means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter Incurred) which is expressly subordinate in right of payment to the Notes pursuant to a written agreement.

“Subsidiary” of any Person means (a) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total ordinary voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof (or Persons performing similar functions) or (b) any partnership, joint venture, limited liability company or similar entity of which more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, is, in the case of clauses (a) and (b), at the time owned or controlled, directly or indirectly, by (1) such Person, (2) such Person and one or more Subsidiaries of such Person or (3) one or more Subsidiaries of such Person. Unless otherwise specified herein, each reference to a Subsidiary (other than in this definition) will refer to a Subsidiary of the Company.

“Subsidiary Guarantee” means, individually, any Guarantee of payment of the Notes by a Subsidiary Guarantor pursuant to the terms of the Indenture and any supplemental indenture thereto, and, collectively, all such Guarantees.

“Subsidiary Guarantors” means any Subsidiary of the Company that is a guarantor of the Notes, including any Person that is required after the Issue Date to guarantee the Notes pursuant to the “Future subsidiary guarantors” covenant, in each case until a successor replaces such Person pursuant to the applicable provisions of the Indenture and, thereafter, means such successor.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Company in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger or consolidation or Investment therein) to be an Unrestricted Subsidiary only if:

(1) such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of or have any Investment in, or own or hold any Lien on any property of, any other Subsidiary of the Company which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary;

(2) all the Indebtedness of such Subsidiary and its Subsidiaries shall, at the date of designation, and will at all times thereafter, consist of Non-Recourse Debt;

(3) on the date of such designation, such designation and the Investment of the Company or a Restricted Subsidiary in such Subsidiary complies with “—Certain covenants—Limitation on Restricted Payments”;

(4) such Subsidiary is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation:

(a) to subscribe for additional Capital Stock of such Person; or

(b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(5) on the date such Subsidiary is designated an Unrestricted Subsidiary, such Subsidiary is not a party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary with terms substantially less favorable to the Company or such Restricted Subsidiary than those that might have been obtained from Persons who are not Affiliates of the Company.

Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a resolution of the Board of Directors of the Company giving effect to such designation and an Officers’ Certificate certifying that such designation complies with the foregoing conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be Incurred as of such date. The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and the Company could Incur at least $1.00 of additional Indebtedness under the first paragraph of the covenant described under “—Certain covenants—Limitation on Indebtedness and Preferred Stock” on a pro forma basis taking into account such designation.

“U.S. Government Obligations” means securities that are (a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depositary receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depositary receipt.

“Volumetric Production Payments” means production payment obligations recorded as deferred revenue in accordance with GAAP, together with all undertakings and obligations in connection therewith.

“Voting Stock” of an entity means all classes of Capital Stock of such entity then outstanding and normally entitled to vote in the election of members of such entity’s Board of Directors.

“Wholly-Owned Subsidiary” means a Restricted Subsidiary, all of the Capital Stock of which (other than directors’ qualifying shares) is owned by the Company or another Wholly-Owned Subsidiary.

Book-entry, delivery and form

We have obtained the information in this section concerning The Depository Trust Company (“DTC”), Clearstream Banking, S.A., Luxembourg (“Clearstream, Luxembourg”) and Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”), and their book-entry systems and procedures from sources that we believe to be reliable. We take no responsibility for an accurate portrayal of this information. In addition, the description of the clearing systems in this section reflects our understanding of the rules and procedures of DTC, Clearstream, Luxembourg and Euroclear as they are currently in effect. Those systems could change their rules and procedures at any time.

The notes will initially be represented by one or more fully registered global notes. Each such global note will be deposited with, or on behalf of, DTC or any successor thereto and registered in the name of Cede & Co. (DTC’s nominee). You may hold your interests in the global notes in the United States through DTC, or in Europe through Clearstream, Luxembourg or Euroclear, either as a participant in such systems or indirectly through organizations which are participants in such systems. Clearstream, Luxembourg and Euroclear will hold interests in the global notes on behalf of their respective participating organizations or customers through customers’ securities accounts in Clearstream, Luxembourg’s or Euroclear’s names on the books of their respective depositaries, which in turn will hold those positions in customers’ securities accounts in the depositaries’ names on the books of DTC. Citibank, N.A. will act as depositary for Clearstream, Luxembourg and JPMorgan Chase Bank, N.A. will act as depositary for Euroclear.

So long as DTC or its nominee is the registered owner of the global securities representing the notes, DTC or such nominee will be considered the sole owner and holder of the notes for all purposes of the notes and the indenture. Except as provided below, owners of beneficial interests in the notes will not be entitled to have the notes registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form and will not be considered the owners or holders of the notes under the indenture, including for purposes of receiving any reports delivered by us or the trustee pursuant to the indenture. Accordingly, each person owning a beneficial interest in a note must rely on the procedures of DTC or its nominee and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a holder of notes.

Unless and until we issue the notes in fully certificated, registered form under the limited circumstances described below under the heading “—Certificated Notes”:

•	you will not be entitled to receive a certificate representing your interest in the notes;

•	all references in this prospectus supplement to actions by holders will refer to actions taken by DTC upon instructions from its direct participants; and

•	all references in this prospectus supplement to payments and notices to holders will refer to payments and notices to DTC or Cede & Co., as the registered holder of the notes, for distribution to you in accordance with DTC procedures.

The Depository Trust Company

DTC will act as securities depositary for the notes. The notes will be issued as fully registered notes registered in the name of Cede & Co. DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;
•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;
•	a “clearing corporation” under the New York Uniform Commercial Code; and
•	a “clearing agency” registered under the provisions of Section 17A of the Exchange Act.

DTC holds securities that its direct participants deposit with DTC. DTC facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

Direct participants of DTC include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants. Indirect participants of DTC, such as securities brokers and dealers, banks and trust companies, can also access the DTC system if they maintain a custodial relationship with a direct participant.

Purchases of notes under DTC’s system must be made by or through direct participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct participants and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which such beneficial owners entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in notes, except as provided below in “—Certificated Notes.”

To facilitate subsequent transfers, all notes deposited with DTC are registered in the name of DTC’s nominee, Cede & Co. The deposit of notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes. DTC’s records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Book-entry format

Under the book-entry format, the paying agent will pay interest or principal payments to Cede & Co., as nominee of DTC. DTC will forward the payment to the direct participants, who will then forward the payment to the indirect participants (including Clearstream, Luxembourg or Euroclear) or to you as the beneficial owner. You may experience some delay in receiving your payments under this system. None of us, any Subsidiary Guarantor, the trustee under the indenture or any paying agent has any direct responsibility or liability for the payment of principal or interest on the notes to owners of beneficial interests in the notes.

DTC is required to make book-entry transfers on behalf of its direct participants and is required to receive and transmit payments of principal, premium, if any, and interest on the notes. Any direct participant or indirect participant with which you have an account is similarly required to make book-entry transfers and to receive and transmit payments with respect to the notes on your behalf. We, the Subsidiary Guarantors and the trustee under the indenture have no responsibility for any aspect of the actions of DTC, Clearstream, Luxembourg or Euroclear or any of their direct or indirect participants. In addition, we, the Subsidiary Guarantors and the trustee under the indenture have no responsibility or liability for any aspect of the records kept by DTC, Clearstream, Luxembourg, Euroclear or any of their direct or indirect participants relating to or payments made on account of beneficial ownership interests in the notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. We also do not supervise these systems in any way.

The trustee will not recognize you as a holder under the indenture, and you can only exercise the rights of a holder indirectly through DTC and its direct participants. DTC has advised us that it will only take action regarding a note if one or more of the direct participants to whom the note is credited direct DTC to take such action and only in respect of the portion of the aggregate principal amount of the notes as to which that participant or participants has or have given that direction. DTC can only act on behalf of its direct participants. Your ability to pledge notes to non-direct participants, and to take other actions, may be limited because you will not possess a physical certificate that represents your notes.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the notes unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC will mail an omnibus proxy to its direct participant as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date (identified in a listing attached to the omnibus proxy).

Clearstream, Luxembourg or Euroclear will credit payments to the cash accounts of Clearstream, Luxembourg customers or Euroclear participants in accordance with the relevant system’s rules and procedures, to the extent received by its depositary. These payments will be subject to tax reporting in accordance with relevant United States tax laws and regulations. Clearstream, Luxembourg or Euroclear, as the case may be, will take any other action permitted to be taken by a holder under the indenture on behalf of a Clearstream, Luxembourg customer or Euroclear participant only in accordance with its relevant rules and procedures and subject to its depositary’s ability to effect those actions on its behalf through DTC.

DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the notes among participants of DTC, Clearstream, Luxembourg and Euroclear. However, they are under no obligation to perform or continue to perform those procedures, and they may discontinue those procedures at any time.

Transfers within and among book-entry systems

Transfers between DTC’s direct participants will occur in accordance with DTC rules. Transfers between Clearstream, Luxembourg customers and Euroclear participants will occur in accordance with their respective applicable rules and operating procedures.

DTC will effect cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream, Luxembourg customers or

Euroclear participants, on the other hand, in accordance with DTC rules on behalf of the relevant European international clearing system by its depositary. However, cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, instruct its depositary to effect final settlement on its behalf by delivering or receiving securities in DTC and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream, Luxembourg customers and Euroclear participants may not deliver instructions directly to the depositaries.

Because of time-zone differences, credits of securities received in Clearstream, Luxembourg or Euroclear resulting from a transaction with a DTC direct participant will be made during the subsequent securities settlement processing, dated the business day following the DTC settlement date. Those credits or any transactions in those securities settled during that processing will be reported to the relevant Clearstream, Luxembourg customer or Euroclear participant on that business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of securities by or through a Clearstream, Luxembourg customer or a Euroclear participant to a DTC direct participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash amount only as of the business day following settlement in DTC.

Although DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of debt securities among their respective participants, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

Certificated Notes

Unless and until they are exchanged, in whole or in part, for notes in definitive form in accordance with the terms of the notes, the notes may not be transferred except (1) as a whole by DTC to a nominee of DTC or (2) by a nominee of DTC to DTC or another nominee of DTC or (3) by DTC or any such nominee to a successor of DTC or a nominee of such successor.

We will issue notes to you or your nominees, in fully certificated registered form, rather than to DTC or its nominees, only if:

•	we advise the trustee in writing that DTC is no longer willing or able to discharge its responsibilities properly or that DTC is no longer a registered clearing agency under the Exchange Act, and we have not appointed a qualified successor within 90 days;

•	an event of default has occurred and is continuing under the indenture and DTC has notified us and the trustee of its desire to exchange the global notes for certificated notes; or

•	subject to DTC’s rules, we, at our option, elect to terminate the book-entry system through DTC.

If any of the three above events occurs, DTC is required to notify all direct participants that notes in fully certificated registered form are available through DTC. DTC will then surrender the global note representing the notes along with instructions for re-registration. We will re-issue the notes in fully certificated registered form and will recognize the registered holders of the certificated notes as holders under the indenture.

Unless and until we issue the notes in fully certificated, registered form, (1) you will not be entitled to receive a certificate representing your interest in the notes; (2) all references in this prospectus supplement to actions by holders will refer to actions taken by the depositary upon instructions from its direct participants; and (3) all references in this prospectus supplement to payments and notices to holders will refer to payments and notices to the depositary or its nominee, as the registered holder of the notes, for distribution to you in accordance with its policies and procedures.

Same day settlement and payment

We will make payments in respect of the notes represented by the global notes (including principal, premium, if any, and interest) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. We will make all payments of principal, interest and premium, if any, with respect to certificated notes by wire transfer of immediately available funds to the accounts specified by the holders of the certificated notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the global notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any certificated notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Clearstream, Luxembourg customer or Euroclear participant purchasing an interest in a global note from another customer or participant will be credited, and any such crediting will be reported to the relevant Clearstream, Luxembourg customer or Euroclear participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Clearstream, Luxembourg or Euroclear as a result of sales of interests in a global note by or through a Clearstream, Luxembourg customer or Euroclear participant to another customer or participant will be received with value on the settlement date of DTC but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day for Euroclear or Clearstream, Luxembourg following DTC’s settlement date.

United States federal income and estate tax consequences

The following discussion summarizes certain U.S. federal income tax considerations and, in the case of a non-U.S. holder (as defined below), U.S. federal estate tax considerations, that may be relevant to the acquisition, ownership and disposition of the notes. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury Regulations promulgated thereunder, judicial authority and administrative interpretations, as of the date of this document, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. We cannot assure you that the Internal Revenue Service, or IRS, will not challenge one or more of the tax consequences described in this discussion, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal tax consequences of acquiring, holding or disposing of the notes.

This discussion is limited to holders who purchase the notes in this offering for a price equal to the issue price of the notes (i.e., the first price at which a substantial amount of the notes is sold other than to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) and who hold the notes as capital assets (generally, property held for investment). This discussion does not address the tax considerations arising under the laws of any foreign, state, local or other jurisdiction. In addition, this discussion does not address all tax considerations that may be important to a particular holder in light of the holder’s circumstances, or to certain categories of investors that may be subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that have elected the mark-to-market method of accounting for their securities;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons holding notes as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction;

•	certain U.S. expatriates;

•	financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	persons subject to the alternative minimum tax;

•	entities that are tax-exempt for U.S. federal income tax purposes; and

•	partnerships and other pass-through entities and holders of interests therein.

If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership acquiring the notes, you are urged to consult your own tax advisor about the U.S. federal income tax consequences of acquiring, holding and disposing of the notes.

INVESTORS CONSIDERING THE PURCHASE OF NOTES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP OR DISPOSITION OF THE NOTES UNDER U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

In certain circumstances (see “Description of notes—Optional redemption” and “—Change of control”), we may be obligated to pay amounts on the notes that are in excess of stated interest or principal on the notes. We do not intend to treat the possibility of paying such additional amounts as causing the notes to be treated as contingent payment debt instruments. However, additional income will be recognized if any such additional payment is made. It is possible that the IRS may take a different position, in which case a holder might be required to accrue interest income at a higher rate than the stated interest rate and to treat as ordinary interest income any gain realized on the taxable disposition of the note. The remainder of this discussion assumes that the notes will not be treated as contingent payment debt instruments. Investors should consult their own tax advisors regarding the possible application of the contingent payment debt instrument rules to the notes.

Tax consequences to U.S. holders

You are a “U.S. holder” for purposes of this discussion if you are a beneficial owner of a note and you are for U.S. federal income tax purposes:

•	an individual who is a U.S. citizen or U.S. resident alien;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

The following discussion assumes that you have not made the election to include all interest that accrues on a note in gross income on a constant yield basis (as described below under “—Stated interest and OID on the notes”).

Stated interest and OID on the notes

Stated interest on the notes generally will be taxable to you as ordinary income at the time it is received or accrued in accordance with your regular method of accounting for United States federal income tax purposes.

We expect that the notes will be issued with original issue discount (“OID”) for U.S. federal income tax purposes. A note with an “issue price” (as defined above) that is less than its “stated

redemption price at maturity” generally will be issued with OID in an amount equal to such difference if such difference is at least 0.25% of the stated redemption price at maturity multiplied by the number of complete years to maturity. The stated redemption price at maturity of a note is the sum of all payments required to be made on the note other than payments of “qualified stated interest” (i.e., generally, stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually at a single fixed rate or at certain floating rates that properly take into account the length of the interval between stated interest payments). All of the stated interest on a note will constitute qualified stated interest and therefore the stated redemption price at maturity of a note will be its stated principal amount.

If the notes are issued with OID, regardless of your method of accounting, you will be required to accrue the OID on a constant yield basis and include such accruals in gross income (as ordinary income) in advance of the receipt of cash attributable to that income. The amount of OID allocable to an accrual period is equal to the difference between (1) the product of the “adjusted issue price” of the note at the beginning of the accrual period and its yield to maturity (determined on the basis of a compounding assumption that reflects the length of the accrual period) and (2) the amount of any qualified stated interest allocable to the accrual period. The “accrual period” for a note may be of any length and may vary in length over the term of the note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The “adjusted issue price” of a note at the beginning of any accrual period is the sum of the issue price of the note plus the amount of OID allocable to all prior accrual periods reduced by any payments on the note that were not qualified stated interest. The “yield to maturity” of a note is the interest rate that, when used to compute the present value of all payments to be made on the note, produces an amount equal to the issue price of the note. Under these rules, you will generally have to include in income increasingly greater amounts of OID in successive accrual periods.

You may elect, subject to certain limitations, to include all interest that accrues on a note in gross income on a constant yield basis. For purposes of this election, interest includes stated interest and OID. When applying the constant yield method to a note for which this election has been made, the issue price of a note will equal your basis in the note immediately after its acquisition and the issue date of the note will be the date of its acquisition by you. This election generally will apply only to the note with respect to which it is made and may not be revoked without IRS consent.

Disposition of the notes

You will generally recognize capital gain or loss on the sale, redemption, exchange, retirement or other taxable disposition of a note. This gain or loss will equal the difference between the proceeds you receive (excluding any proceeds attributable to accrued but unpaid stated interest, which will be recognized as ordinary interest income to the extent you have not previously included such amounts in income) and your adjusted tax basis in the note. The proceeds you receive will include the amount of any cash and the fair market value of any other property received for the note. Your adjusted tax basis in the note will generally equal the amount you paid for the note, increased by the amount of any OID you have previously included in income. The gain or loss will be long-term capital gain or loss if you held the note for more than one year at the time of the sale, redemption, exchange, retirement or other disposition. Long-term capital gains of individuals, estates and trusts generally are subject to a reduced rate of U.S. federal income tax. The deductibility of capital losses may be subject to limitation.

Information reporting and backup withholding

Information reporting generally will apply to payments of principal and interest (including any OID) on, and the proceeds of the sale or other disposition (including a retirement or redemption) of, notes held by you unless, in each case, you are an exempt recipient such as a corporation. Backup withholding may apply to such payments unless you provide the appropriate intermediary with a taxpayer identification number, certified under penalties of perjury, as well as certain other information. Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules is allowable as a credit against your U.S. federal income tax liability, if any, and a refund may be obtained if the amounts withheld exceed your actual U.S. federal income tax liability and you timely provide the required information or appropriate claim form to the IRS.

Tax consequences to non-U.S. holders

Except as otherwise modified for U.S. federal estate tax purposes, you are a “non-U.S. holder” for purposes of this discussion if you are a beneficial owner of notes that is an individual, corporation, estate or trust and is not a U.S. holder.

Interest on the notes

Payments to you of interest (including for purposes of the discussion below, any OID) on the notes generally will be exempt from U.S. federal withholding tax under the “portfolio interest” exemption if you properly certify as to your foreign status as described below, and:

•	you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are not a “controlled foreign corporation” that is related to us (actually or constructively);

•	you are not a bank whose receipt of interest on the notes is in connection with an extension of credit made pursuant to a loan agreement entered into in the ordinary course of your trade or business; and

•	interest on the notes is not effectively connected with your conduct of a U.S. trade or business.

The portfolio interest exemption and several of the special rules for non-U.S. holders described below generally apply only if you appropriately certify as to your foreign status. You can generally meet this certification requirement by providing a properly executed IRS Form W-8BEN or appropriate substitute form to us, or our paying agent. If you hold the notes through a financial institution or other agent acting on your behalf, you may be required to provide appropriate certifications to the agent. Your agent will then generally be required to provide appropriate certifications to us or our paying agent, either directly or through other intermediaries. Special rules apply to foreign partnerships, estates and trusts, and in certain circumstances certifications as to foreign status of partners, trust owners or beneficiaries may have to be provided to us or our paying agent. In addition, special rules apply to qualified intermediaries that enter into withholding agreements with the IRS.

If you cannot satisfy the requirements described above, payments of interest (including any OID) made to you will be subject to U.S. federal withholding tax at a 30% rate, unless you provide us or our paying agent with a properly executed IRS Form W-8BEN (or successor form) claiming an exemption from (or a reduction of) withholding under the benefit of a tax treaty (in which case, you generally will be required to provide a U.S. taxpayer identification number), or the payments of interest (including any OID) are effectively connected with your conduct of a trade or business in the United States (and if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by you in the United States) and you meet the certification requirements described below. (See “—Income or gain effectively connected with a U.S. trade or business.”)

Disposition of notes

You generally will not be subject to U.S. federal income tax on any gain realized on the sale, redemption, exchange, retirement or other taxable disposition of a note unless:

•	the gain is effectively connected with the conduct by you of a U.S. trade or business (and, if required by an applicable income tax treaty, is treated as attributable to a permanent establishment maintained by you in the United States); or

•	you are an individual who has been present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met.

If you are a non-U.S. holder described in the first bullet point above, you generally will be subject to U.S. federal income tax in the manner described under “—Income or gain effectively connected with a U.S. trade or business”. If you are a non-U.S. holder described in the second bullet point above, you will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale or other disposition, which may be offset by U.S. source capital losses.

Income or gain effectively connected with a U.S. trade or business

If any interest (including any OID) on the notes or gain from the sale, exchange or other taxable disposition of the notes is effectively connected with a U.S. trade or business conducted by you (and, if required by an applicable income tax treaty, is treated as attributable to a permanent establishment in the United States), then the income or gain will be subject to U.S. federal income tax at regular graduated income tax rates in generally the same manner as if you were a U.S. holder. Effectively connected interest income will not be subject to U.S. withholding tax if you satisfy certain certification requirements by providing to us or our paying agent a properly executed IRS Form W-8ECI (or successor form). If you are a corporation, that portion of your earnings and profits that is effectively connected with your U.S. trade or business may also be subject to a “branch profits tax” at a 30% rate, although an applicable income tax treaty may provide for a lower rate.

Information reporting and backup withholding

Payments to you of interest on a note, and amounts withheld from such payments, if any, generally will be required to be reported to the IRS and to you.

United States backup withholding generally will not apply to payments to you of interest on a note if the certification requirements described in “Tax consequences to non-U.S. holders—Interest on the notes” are met or you otherwise establish an exemption, provided that we do not have actual knowledge or reason to know that you are a United States person.

Payment of the proceeds of a disposition (including a retirement or redemption) of a note effected by the U.S. office of a U.S. or foreign broker will be subject to information reporting requirements and backup withholding unless you properly certify under penalties of perjury as to your foreign status and certain other conditions are met or you otherwise establish an exemption. Information reporting requirements and backup withholding generally will not apply to any payment of the proceeds of the disposition of a note effected outside the United States by a foreign office of a broker. However, unless such a broker has documentary evidence in its records that you are a non-U.S. holder and certain other conditions are met, or you otherwise establish an exemption, information reporting will apply to a payment of the proceeds of the disposition of a note effected outside the United States by such a broker if it:

•	is a United States person;

•	is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States;

•	is a controlled foreign corporation for U.S. federal income tax purposes; or

•	is a foreign partnership that, at any time during its taxable year, has more than 50% of its income or capital interests owned by United States persons or is engaged in the conduct of a U.S. trade or business.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules is allowable as a credit against your U.S. federal income tax liability, if any, and a refund may be obtained if the amounts withheld exceed your actual U.S. federal income tax liability and you timely provide the required information or appropriate claim form to the IRS.

U.S. federal estate tax

If you are an individual and are not a resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of your death, the notes will not be included in your estate for U.S. federal estate tax purposes provided, at the time of your death, interest (including any OID) on the notes qualifies for the portfolio interest exemption under the rules described above without regard to the certification requirement.

THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. WE URGE EACH PROSPECTIVE INVESTOR TO CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR NOTES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

Certain ERISA considerations

The following is a summary of certain considerations associated with the purchase of the notes by employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

General fiduciary matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited transaction issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of notes by an ERISA Plan with respect to which we, an underwriter, or a guarantor is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition and holding of the notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan pays no more than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the notes should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Law.

Representation

Accordingly, by acceptance of a note, each purchaser and subsequent transferee of a note will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire or hold the notes constitutes assets of any Plan or (ii) the purchase and holding of the notes by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Law.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the notes.

Underwriting

Subject to the terms and conditions stated in the underwriting agreement among us, the guarantors and J.P. Morgan Securities Inc., on behalf of the several underwriters, we have agreed to sell to each underwriter and each underwriter named below has severally agreed to purchase from us, the principal amount of notes that appears opposite its name in the table below.

Underwriter	Principal amount

J.P. Morgan Securities Inc.	$
Banc of America Securities LLC
BNP Paribas Securities Corp.
Wells Fargo Securities, LLC
Calyon Securities (USA) Inc.
Scotia Capital (USA) Inc.
SunTrust Robinson Humphrey, Inc.
Deutsche Bank Securities Inc.
ING Financial Markets LLC
KeyBanc Capital Markets Inc.
Mitsubishi UFJ Securities (USA), Inc.
Natixis Bleichroeder Inc.
Raymond James & Associates, Inc.

Total		$250,000,000

The underwriters have agreed to purchase all of the notes if any of them are purchased. The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to, among other customary conditions, the delivery of certain legal opinions by their counsel. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters initially propose to offer the notes to the public at the public offering price that appears on the cover page of this prospectus supplement. The underwriters may offer the notes to selected dealers at the public offering price minus a concession of up to     % of the principal amount. In addition, the underwriters may allow, and those selected dealers may reallow, a concession of up to     % of the principal amount to certain other dealers. After the initial offering, the underwriters may change the public offering price and any other selling terms. The underwriters may offer and sell notes through certain of their affiliates.

In the underwriting agreement, we have agreed that:

•	we will not offer or sell any of our debt securities (other than the notes) for a period of 45 days after the date of this prospectus supplement without the prior consent of J.P. Morgan Securities Inc.; and

•	we will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of those liabilities.

The notes are new issues of securities with no established trading market. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system. The underwriters have advised us that they intend to make a market in the notes. However, they are not obligated to do so and they may discontinue any market making at any time in their sole discretion. Therefore, we cannot assure you that a liquid trading market will develop for the notes, that you will be able to sell your notes at a particular time or that the prices that you receive when you sell will be favorable.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), each underwriter has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

In connection with this offering of the notes, the underwriters may engage in overallotments, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriter. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes, as applicable. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If any of the underwriters engages in stabilizing or syndicate covering transactions, it may discontinue them at any time.

We estimate that our total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1.25 million.

Conflicts of interest

For a discussion of certain conflicts of interest involving the underwriters, see “Conflicts of interest.”

Conflicts of interest

Certain of the underwriters and their affiliates have in the past provided, and may in the future provide, investment banking, commercial banking, derivative transactions and financial advisory services to us and our affiliates in the ordinary course of business. Specifically, affiliates of the underwriters serve various roles in our credit facility; JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., serves as administrative agent, a lender, L/C issuer and swing line lender; Bank of America, N.A., an affiliate of Banc of America Securities LLC, serves as syndication agent and a lender; BNP Paribas, an affiliate of BNP Paribas Securities Corp., serves as co-documentation agent and a lender; Wachovia Bank, National Association, an affiliate of Wells Fargo Securities LLC, serves as a lender; Calyon New York Branch, an affiliate of Calyon Securities (USA) Inc., serves as co-documentation agent and a lender; Scotiabanc Inc., an affiliate of Scotia Capital (USA) Inc., serves as a lender; SunTrust Bank, an affiliate of SunTrust Robinson Humphrey, Inc., serves as a lender; Deutsche Bank Trust Company Americas, an affiliate of Deutsche Bank Securities Inc., serves as a lender; ING Capital LLC, an affiliate of ING Financial Markets LLC, serves as co-documentation agent and a lender; Keybank National Association, an affiliate of KeyBanc Capital Markets Inc., serves as a lender; Union Bank of California, N.A., an affiliate of Mitsubishi UFJ Securities (USA), Inc., serves as a lender; and Natixis, an affiliate of Natixis Bleichroeder Inc., serves as a lender.

Wells Fargo Bank, National Association, an affiliate of Wells Fargo Securities LLC, will serve as the trustee for the indenture governing the notes.

We intend to use at least 5% of the net proceeds of this offering to repay indebtedness owed by us to certain affiliates of the underwriters who are lenders under our credit facility. See “Use of proceeds.” Accordingly, this offering is being made in compliance with the requirements of NASD Conduct Rule 2720 of the Financial Industry Regulatory Authority. This rule provides that if at least 5% of the net proceeds from the sale of debt securities, not including underwriting compensation, are used to reduce or retire the balance of a loan or credit facility extended by the underwriters or their affiliates, a “qualified independent underwriter” meeting certain standards must participate in the preparation of the registration statement and the prospectus and exercise the usual standards of due diligence with respect thereto. Raymond James & Associates, Inc. is assuming the responsibilities of acting as the qualified independent underwriter in connection with this offering. J.P. Morgan Securities Inc., Banc of America Securities LLC, BNP Paribas Securities Corp. and Wells Fargo Securities LLC will not confirm sales of the debt securities to any account over which they exercise discretionary authority without the prior written approval of the customer.

Legal matters

Certain legal matters in connection with the notes will be passed upon by Vinson & Elkins L.L.P., Houston, Texas, as our counsel. Certain legal matters will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

Experts

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2008 have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in auditing and accounting in giving said reports.

Certain estimates of our net oil and natural gas reserves and related information included or incorporated by reference in this prospectus supplement have been derived from reports prepared by Cawley, Gillespie & Associates, Inc. and Netherland, Sewell & Associates, Inc. All such information has been so included or incorporated by reference on the authority of such firms as experts regarding the matters contained in their reports.

Glossary of oil and natural gas terms

Bbl. One stock tank barrel, of 42 U.S. gallons liquid volume, used herein in reference to oil, condensate or natural gas liquids.

Boe. One barrel of oil equivalent, a standard convention used to express oil and natural gas volumes on a comparable oil equivalent basis. Natural gas equivalents are determined under the relative energy content method by using the ratio of 6.0 Mcf of gas to 1.0 Bbl of oil or condensate.

Bcfe. One billion cubic feet of natural gas equivalent using the ratio of one barrel of oil, condensate or natural gas liquids to six Mcf of natural gas.

Basin. A large natural depression on the earth’s surface in which sediments accumulate.

Development wells. Wells drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

Dry hole. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production would exceed production expenses, taxes and the royalty burden.

Exploitation. A drilling or other project which may target proven or unproven reserves (such as probable or possible reserves), but which generally is reasonably expected to have lower risk.

Exploratory wells. Wells drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir.

Field. An area consisting of a single reservoir or multiple reservoirs all grouped on, or related to, the same individual geological structural feature or stratigraphic condition. The field name refers to the surface area, although it may refer to both the surface and the underground productive formations.

Gross wells. The number of wells in which a working interest is owned.

Horizontal drilling. A drilling technique used in certain formations where a well is drilled vertically to a certain depth and then drilled at a high angle to vertical (which can be greater than 90 degrees) in order to stay within a specified interval.

Infill wells. Wells drilled into the same pool as known producing wells so that oil or natural gas does not have to travel as far through the formation.

LIBOR. London Interbank Offered Rate, which is a market rate of interest.

MBbl. One thousand barrels of oil, condensate or natural gas liquids.

MBoe. One thousand Boe.

Mcf. One thousand cubic feet of natural gas.

MMBbl. One million barrels of oil, condensate or natural gas liquids.

MMBoe. One million Boe.

MMBtu. One million British thermal units.

MMcf. One million cubic feet of natural gas.

NYMEX. The New York Mercantile Exchange.

NYSE. The New York Stock Exchange.

Net acres. The percentage of total acres an owner owns out of a particular number of acres within a specified tract. For example, an owner who has a 50 percent interest in 100 acres owns 50 net acres.

Net revenue interest. A working interest owner’s gross working interest in production, less the related royalty, overriding royalty, production payment, and net profits interests.

Net wells. The total of fractional working interests owned in gross wells.

PV-10. When used with respect to oil and natural gas reserves, PV-10 means the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development and abandonment costs, using prices and costs in effect at the determination date, before income taxes, and without giving effect to non-property-related expenses except for specific general and administrative expenses incurred to operate the properties, discounted to a present value using an annual discount rate of 10 percent.

Primary recovery. The period of production in which oil and natural gas is produced from its reservoir through the wellbore without enhanced recovery technologies, such as water flooding or gas injection.

Productive wells. Wells that produce commercial quantities of hydrocarbons, exclusive of their capacity to produce at a reasonable rate of return.

Proved developed reserves. Has the meaning given to such term in Rule 4-10(a)(3) of Regulation S-X, which defines proved developed reserves as:

Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as proved developed reserves only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved reserves. Has the meaning given to such term in Rule 4-10(a)(2) of Regulation S-X, which defines proved reserves as:

Proved oil and gas reserves are the estimated quantities of oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

(i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (a) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, and (b) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

(ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the proved classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

(iii) Estimates of proved reserves do not include the following: (a) oil that may become available from known reservoirs but is classified separately as indicated additional reserves; (b) oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (c) oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (d) oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

Proved undeveloped reserves. Has the meaning given to such term in Rule 4-10(a)(4) of Regulation S-X, which defines proved undeveloped reserves as:

Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

Recompletion. The addition of production from another interval or formation in an existing wellbore.

Reservoir. A formation beneath the surface of the earth from which hydrocarbons may be present. Its make-up is sufficiently homogenous to differentiate it from other formations.

SEC. The United States Securities and Exchange Commission.

Secondary recovery. The recovery of oil and gas through the injection of liquids or gases into the reservoir, supplementing its natural energy. Secondary recovery methods are often applied when production slows due to depletion of the natural pressure.

Seismic survey. Also known as a seismograph survey, is a survey of an area by means of an instrument which records the travel time of the vibrations of the earth. By recording the time interval between the source of the shock wave and the reflected or refracted shock waves from various formations, geophysicists are better able to define the underground configurations.

Spacing. The distance between wells producing from the same reservoir. Spacing is expressed in terms of acres, e.g., 40-acre spacing, and is established by regulatory agencies.

Standardized measure. The present value (discounted at an annual rate of 10%) of estimated future net revenues to be generated from the production of proved reserves net of estimated income taxes associated with such net revenues, as determined in accordance with Statement of Financial Accounting Standards No. 69 (using prices and costs in effect as of the period end date) without giving effect to non-property related expenses such as indirect general and administrative expenses, and debt service or to depreciation, depletion and amortization. Standardized measure does not give effect to derivative transactions.

Step-out drilling. The drilling of a well adjacent to existing production in an effort to expand the aerial extent of a known producing field.

Undeveloped acreage. Acreage owned or leased on which wells can be drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

Unit. The joining of all or substantially all interests in a reservoir or field, rather than single tracts, to provide for development and operation without regard to separate property interests. Also, the area covered by a unitization agreement.

Wellbore. The hole drilled by the bit that is equipped for oil or gas production on a completed well. Also called a well or borehole.

Working interest. The right granted to the lessee of a property to explore for and to produce and own oil, gas, or other minerals. The working interest owners bear the exploration, development, and operating costs on either a cash, penalty, or carried basis.

Workover. Operations on a producing well to restore or increase production.

Concho Resources Inc.
Index to consolidated financial statements

Concho Resources Inc.
Consolidated balance sheets
Unaudited

	June 30,	December 31,
(in thousands, except share and per share data)	2009	2008

Assets
Current assets:
Cash and cash equivalents	$3,081	$17,752
Accounts receivable, net of allowance for doubtful accounts:
Oil and natural gas	58,430	48,793
Joint operations and other	73,992	92,833
Related parties	174	314
Derivative instruments	26,272	113,149
Prepaid costs and other	5,330	5,942

Total current assets	167,279	278,783

Property and equipment, at cost:
Oil and natural gas properties, successful efforts method	2,885,275	2,693,574
Accumulated depletion	(413,252)	(306,990)

Total oil and natural gas properties, net	2,472,023	2,386,584
Other property and equipment, net	15,143	14,820

Total property and equipment, net	2,487,166	2,401,404

Deferred loan costs, net	13,988	15,701
Inventory	27,158	19,956
Intangible asset, net—operating rights	37,319	37,768
Noncurrent derivative instruments	31,438	61,157
Other assets	451	434

Total assets	$2,764,799	$2,815,203

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable:
Trade	$15,837	$7,462
Related parties	1,352	312
Other current liabilities:
Bank overdrafts	2,628	9,434
Revenue payable	31,262	22,286
Accrued and prepaid drilling costs	111,172	154,196
Derivative instruments	15,731	1,866
Deferred income taxes	3,300	37,205
Other current liabilities	38,149	38,057

Total current liabilities	219,431	270,818

Long-term debt	660,000	630,000
Noncurrent derivative instruments	17,656	–
Deferred income taxes	565,217	573,763
Asset retirement obligations and other long-term liabilities	12,940	15,468
Commitments and contingencies (Note K)
Stockholders’ equity:
Common stock, $0.001 par value; 300,000,000 authorized; 85,529,591 and 84,828,824 shares issued at June 30, 2009 and December 31, 2008, respectively	86	85
Additional paid-in capital	1,020,060	1,009,025
Retained earnings	269,726	316,169
Treasury stock, at cost; 9,341 and 3,142 shares at June 30, 2009 and December 31, 2008, respectively	(317)	(125)

Total stockholders’ equity	1,289,555	1,325,154

Total liabilities and stockholders’ equity	$2,764,799	$2,815,203

The accompanying notes are an integral part of these consolidated financial statements.

Concho Resources Inc.
Consolidated statements of operations
Unaudited

	Three months ended June 30,		Six months ended June 30,
(in thousands, except per share amounts)	2009	2008	2009	2008

Operating revenues:
Oil sales	$101,511	$95,408	$166,485	$171,226
Natural gas sales	25,821	41,975	46,849	72,868

Total operating revenues	127,332	137,383	213,334	244,094

Operating costs and expenses:
Oil and natural gas production	25,817	21,979	50,583	38,874
Exploration and abandonments	1,424	723	7,419	3,464
Depreciation, depletion and amortization	52,402	22,010	103,150	43,294
Accretion of discount on asset retirement obligations	301	148	579	301
Impairments of long-lived assets	4,499	53	8,555	69
General and administrative (including non-cash stock-based compensation of $2,188 and $1,730 for the three months ended June 30, 2009 and 2008, respectively, and $4,113 and $3,029 for the six months ended June 30, 2009 and 2008, respectively)	14,172	8,586	25,918	16,266
Bad debt expense	–	1,799	–	1,799
Ineffective portion of cash flow hedges	–	(356)	–	(920)
Loss on derivatives not designated as hedges	81,606	102,456	86,652	119,634

Total operating costs and expenses	180,221	157,398	282,856	222,781

Income (loss) from operations	(52,889)	(20,015)	(69,522)	21,313

Other income (expense):
Interest expense	(6,200)	(3,885)	(10,570)	(9,500)
Other, net	180	311	(148)	1,331

Total other expense	(6,020)	(3,574)	(10,718)	(8,169)

Income (loss) before income taxes	(58,909)	(23,589)	(80,240)	13,144
Income tax (expense) benefit	25,691	9,169	33,797	(5,199)

Net income (loss)	$(33,218)	$(14,420)	$(46,443)	$7,945

Basic earnings per share:
Net income (loss) per share	$(0.39)	$(0.19)	$(0.55)	$0.11

Weighted average shares used in basic earnings per share	84,799	75,665	84,665	75,569

Diluted earnings per share:
Net income (loss) per share	$(0.39)	$(0.19)	$(0.55)	$0.10

Weighted average shares used in diluted earnings per share	84,799	75,665	84,665	77,034

The accompanying notes are an integral part of these consolidated financial statements.

Concho Resources Inc.
Consolidated statement of stockholders’ equity
Unaudited

			Additional				Total
	Common stock		paid-in	Retained	Treasury stock		stockholders’
(in thousands)	Shares	Amount	capital	earnings	Shares	Amount	equity

Balance at December 31, 2008	84,829	$85	$1,009,025	$316,169	3	$(125)	$1,325,154
Net loss	–	–	–	(46,443)	–	–	(46,443)
Stock options exercise	446	1	3,930	–	–	–	3,931
Stock-based compensation for restricted stock	257	–	2,200	–	–	–	2,200
Cancellation of restricted stock	(2)	–	–	–	–	–	–
Stock-based compensation for stock options	–	–	1,913	–	–	–	1,913
Excess tax benefits related to stock-based compensation	–	–	2,992	–	–	–	2,992
Purchase of treasury stock	–	–	–	–	6	(192)	(192)

Balance at June 30, 2009	85,530	$86	$1,020,060	$269,726	9	$(317)	$1,289,555

The accompanying notes are an integral part of these consolidated financial statements.

Concho Resources Inc.
Consolidated statements of cash flows
Unaudited

	Six months ended June 30,
(in thousands)	2009	2008

Cash flows from operating activities:
Net income (loss)	$(46,443)	$7,945
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization	103,150	43,294
Impairments of long-lived assets	8,555	69
Accretion of discount on asset retirement obligations	579	301
Exploration expense, including dry holes	6,294	1,147
Non-cash compensation expense	4,113	3,029
Bad debt expense	–	1,799
Deferred income taxes	(39,799)	4,504
(Gain) loss on sale of assets	191	(777)
Ineffective portion of cash flow hedges	–	(920)
Loss on derivatives not designated as hedges	86,652	119,634
Dedesignated cash flow hedges reclassified from accumulated other comprehensive income	–	222
Other non-cash items	1,686	558
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(18,401)	(12,003)
Prepaid costs and other	612	793
Inventory	(6,786)	(7,243)
Accounts payable	9,415	(10,209)
Revenue payable	8,976	7,718
Other current liabilities	(562)	3,087

Net cash provided by operating activities	118,232	162,948

Cash flows from investing activities:
Capital expenditures on oil and natural gas properties	(223,283)	(122,757)
Additions to other property and equipment	(2,014)	(4,017)
Proceeds from the sale of oil and natural gas properties and other assets	1,004	1,034
Settlements received (paid) on derivatives not designated as hedges	61,465	(16,387)

Net cash used in investing activities	(162,828)	(142,127)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	211,650	13,000
Payments of long-term debt	(181,650)	(39,500)
Exercise of stock options	3,931	2,373
Excess tax benefit from stock-based compensation	2,992	2,146
Proceeds from repayment of employee notes	–	333
Payments for loan origination costs	–	(1,001)
Purchase of treasury stock	(192)	(125)
Bank overdrafts	(6,806)	3,245

Net cash provided by (used in) financing activities	29,925	(19,529)
Net increase (decrease) in cash and cash equivalents	(14,671)	1,292
Cash and cash equivalents at beginning of period	17,752	30,424

Cash and cash equivalents at end of period	$3,081	$31,716

Supplemental cash flows:
Cash paid for interest and fees, net of $18 and $840 capitalized interest	$6,911	$9,918
Cash paid for income taxes	$4,232	$650

The accompanying notes are an integral part of these consolidated financial statements.

Concho Resources Inc.
Condensed notes to consolidated financial statements
June 30, 2009
Unaudited

Note A.	Organization and nature of operations

Concho Resources Inc. (the “Company”) is a Delaware corporation formed on February 22, 2006. The Company’s principal business is the acquisition, development, exploitation and exploration of oil and natural gas properties in the Permian Basin region of Southeast New Mexico and West Texas.

Note B.	Summary of significant accounting policies

Principles of consolidation. The consolidated financial statements of the Company include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated.

Use of estimates in the preparation of financial statements. Preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. Depletion of oil and natural gas properties are determined using estimates of proved oil and natural gas reserves. There are numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. Similarly, evaluations for impairment of proved and unproved oil and natural gas properties are subject to numerous uncertainties including, among others, estimates of future recoverable reserves and commodity price outlooks. Other significant estimates include, but are not limited to, asset retirement obligations, fair value of derivative financial instruments, purchase price allocations for business and oil and natural gas property acquisitions and fair value of stock-based compensation.

Interim financial statements. The accompanying consolidated financial statements of the Company have not been audited by the Company’s independent registered public accounting firm, except that the consolidated balance sheet at December 31, 2008 is derived from audited consolidated financial statements. In the opinion of management, the accompanying consolidated financial statements reflect all adjustments necessary to present fairly the Company’s financial position at June 30, 2009, its results of operations for the three and six months ended June 30, 2009 and 2008, and its cash flows for the six months ended June 30, 2009 and 2008. All such adjustments are of a normal recurring nature. In preparing the accompanying consolidated financial statements, management has made certain estimates and assumptions that affect reported amounts in the consolidated financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

Certain disclosures have been condensed or omitted from these consolidated financial statements. Accordingly, these consolidated financial statements should be read with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.

Deferred loan costs. Deferred loan costs are stated at cost, net of amortization, which is computed using the effective interest and straight-line methods. The Company had deferred loan costs of $14.0 million and $15.7 million, net of accumulated amortization of $6.6 million and $4.9 million, at June 30, 2009 and December 31, 2008, respectively.

Future amortization expense of deferred loan costs at June 30, 2009 is as follows (in thousands):

Remaining 2009	$1,713
2010	3,426
2011	3,426
2012	3,426
2013	1,997

Total	$13,988

Intangible assets. The Company has capitalized certain operating rights acquired in an acquisition, see Note D. The gross operating rights of approximately $38.7 million, which have no residual value, are amortized over the estimated economic life of approximately 25 years. Impairment will be assessed if indicators of potential impairment exist or when there is a material change in the remaining useful economic life. Amortization expense for the three and six months ended June 30, 2009 was approximately $0.4 million and $0.8 million, respectively. The following table reflects the estimated aggregate amortization expense at June 30, 2009 for each of the periods presented below (in thousands):

Remaining 2009	$775
2010	1,550
2011	1,550
2012	1,550
2013	1,550
Thereafter	30,344

Total	$37,319

Oil and natural gas sales and imbalances. Oil and natural gas revenues are recorded at the time of delivery of such products to pipelines for the account of the purchaser or at the time of physical transfer of such products to the purchaser. The Company follows the sales method of accounting for oil and natural gas sales, recognizing revenues based on the Company’s share of actual proceeds from the oil and natural gas sold to purchasers. Oil and natural gas imbalances are generated on properties for which two or more owners have the right to take production “in-kind” and, in doing so, take more or less than their respective entitled percentage. Imbalances are tracked by well, but the Company does not record any receivable from or payable to the other owners unless the imbalance has reached a level at which it exceeds the remaining reserves in the respective well. If reserves are insufficient to offset the imbalance and the Company is in an overtake position, a liability is recorded for the amount of shortfall in reserves valued at a contract price or the market price in effect at the time the imbalance is generated. If the Company is in an undertake position, a receivable is recorded for an amount that is reasonably expected to be received, not to exceed the current market value of such imbalance.

The following table reflects the Company’s natural gas imbalance positions at June 30, 2009 and December 31, 2008 as well as amounts reflected in oil and natural gas production expense for the three and six months ended June 30, 2009 and 2008 ($ in thousands):

	June 30,	December 31,
	2009	2008

Natural gas imbalance receivable (included in other assets)	$423	$406
Undertake position (Mcf)	(94,102)	(90,321)
Natural gas imbalance liability (included in asset retirement obligations and other long-term liabilities)	$449	$472
Overtake position (Mcf)	79,408	85,698

			Six months
	Three months ended June 30,		ended June 30,
	2009	2008	2009	2008

Value of net overtake (undertake) arising during the period (increasing (reducing) oil and natural gas production expense)	$9	$(133)	$(40)	$(137)
Net overtake (undertake) position arising during the period (Mcf)	1,697	(9,117)	(10,069)	(8,103)

Treasury stock. Treasury stock purchases are recorded at cost. Upon reissuance, the cost of treasury shares held is reduced by the average purchase price per share of the aggregate treasury shares held.

General and administrative expense. The Company receives fees for the operation of jointly owned oil and natural gas properties and records such reimbursements as reductions of general and administrative expense. Such fees totaled approximately $2.8 million and $0.3 million for the three months ended June 30, 2009 and 2008, respectively, and $5.4 million and $0.5 million for the six months ended June 30, 2009 and 2008, respectively.

Reclassifications. Certain prior period amounts have been reclassified to conform to the 2009 presentation. These reclassifications had no impact on net income (loss), total stockholders’ equity or cash flows.

Recent accounting pronouncements. In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141(R), Business Combinations (“SFAS No. 141(R)”), which replaces FASB Statement No. 141. SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS No. 141(R) also establishes disclosure requirements that will enable users to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is effective for acquisitions that occur in an entity’s fiscal year that begins after December 15, 2008. The Company adopted SFAS No. 141(R) effective January 1, 2009. There has been no impact on the Company’s consolidated financial statements, as it has not entered into any significant business combinations during 2009.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (“SFAS No. 160”). SFAS No. 160 requires that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS No. 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008. The Company adopted SFAS No. 160 effective January 1, 2009, with no impact on the Company’s consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS No. 161”) , which amends and expands the interim and annual disclosure requirements of SFAS No. 133 to provide an enhanced understanding of an entity’s use of derivative instruments, how they are accounted for under SFAS No. 133 and their effect on the entity’s financial position, financial performance and cash flows. The provisions of SFAS No. 161 are effective as of January 1, 2009. The Company adopted SFAS No. 161 effective January 1, 2009, with no significant impact on the Company’s consolidated financial statements, other than additional disclosures which are set forth below in Notes H and I.

In April 2008, the FASB issued FASB Staff Position (“FSP”) No. SFAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP SFAS No. 142-3”). FSP SFAS No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). The intent of FSP SFAS No. 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141R and other applicable accounting literature. FSP SFAS No. 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and must be applied prospectively to intangible assets acquired after the effective date. The Company adopted FSP SFAS No. 142-3 effective January 1, 2009, with no significant impact on the Company’s consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS No. 162”), which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (“GAAP”) in the United States of America. SFAS No. 162 arranges these sources of GAAP in a hierarchy for users to apply accordingly. This statement became effective for the Company on November 15, 2008. The adoption of SFAS No. 162 did not have a significant impact on the Company’s consolidated financial statements. In June 2009, this statement was replaced with SFAS No. 168, The FASB Accounting Standards Codificationtm (“Codification”) and the Hierarchy of Generally Accepted Accounting Principles (“SFAS No. 168”). Once the Codification is in effect, all of its content will carry the same level of authority, effectively superseding SFAS No. 162. In other words, the GAAP hierarchy will be modified to include only two levels of GAAP: authoritative and non authoritative. SFAS No. 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company does not expect the adoption of SFAS No. 168 to have an impact on its consolidated financial statements.

In June 2008, the FASB issued FSP No. EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities , (“FSP EITF 03-6-1”) which provides that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and, therefore, need to be included in the earnings allocation in computing earnings per share under the two class method. FSP EITF 03-6-1 was effective for the Company on January 1, 2009. There was no impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued FSP SFAS No. 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies. This FSP amends and clarifies SFAS No. 141(R) to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This FSP is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company has not made any acquisitions during 2009, and as such, the adoption of this statement on January 1, 2009 did not have a significant impact.

In April 2009, the FASB issued FSP SFAS No. 107-1 and APB Opinion No. 28-1, Interim Disclosures about Fair Value of Financial Instrument (“FSP SFAS No. 107-1”). This FSP amends FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends APB Opinion No. 28, Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods. This FSP is effective for interim reporting periods ending after June 15, 2009. This FSP does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, this FSP requires comparative disclosures only for periods ending after initial adoption. As of June 15, 2009, the Company adopted the provisions of FSP SFAS No. 107-1 related to the fair value of financial instruments. The adoption of the provisions of FSP SFAS No. 107-1 did not have a material effect on the financial condition or results of operations of the Company. See Note H for additional disclosures required by FSP SFAS No. 107-1.

In April 2009, the FASB issued FSP SFAS No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP SFAS No. 157-4”). This FSP:

•	Affirms that the objective of fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction;

•	Clarifies and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active;

•	Eliminates the proposed presumption that all transactions are distressed (not orderly) unless proven otherwise. The FSP instead requires an entity to base its conclusion about whether a transaction was not orderly on the weight of the evidence;

•	Includes an example that provides additional explanation on estimating fair value when the market activity for an asset has declined significantly;

•	Requires an entity to disclose a change in valuation technique (and the related inputs) resulting from the application of the FSP and to quantify its effects, if practicable; and

•	Applies to all fair value measurements when appropriate.

FSP SFAS No. 157-4 must be applied prospectively and retrospective application is not permitted. FSP SFAS No. 157-4 is effective for interim and annual periods ending after June 15, 2009. As of June 15, 2009, the Company adopted the provisions of FSP SFAS No. 157-4 related to assets and liabilities that are measured at fair value on a recurring and nonrecurring basis. The adoption of the provisions of FSP SFAS No. 157-4 did not have a material effect on the financial condition or results of operations of the Company. See Note H for additional information regarding the Company’s adoption of FSP SFAS No. 157-4.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events (“SFAS No. 165”) which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. In particular, SFAS No. 165 sets forth:

•	The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements;

•	The circumstances under which a reporting entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and

•	The disclosures that a reporting entity should make about events or transactions that occurred after the balance sheet date.

In accordance with this Statement, a reporting entity should apply the requirements to interim or annual financial periods ending after June 15, 2009. See Note P.

In June 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets (“SFAS No. 166”), which amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities . This statement improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement in transferred financial assets. SFAS No. 166 must be applied as of the beginning of a reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. SFAS No. 166 must be applied to transfers occurring on or after the effective date. The Company does not expect the adoption of SFAS No. 166 to have an impact on its consolidated financial statements.

Recent developments in reserves reporting. In December 2008, the United States Securities and Exchange Commission (the “SEC”) released Final Rule, Modernization of Oil and Gas Reporting (the “Reserve Ruling”). The Reserve Ruling revises oil and gas reporting disclosures. The Reserve Ruling permits the use of new technologies to determine proved reserves estimates if those technologies have been demonstrated empirically to lead to reliable conclusions about reserve volume estimates. The Reserve Ruling will also allow, but not require, companies to disclose their probable and possible reserves to investors in documents filed with the SEC. In addition, the new disclosure requirements require companies to: (i) report the independence and qualifications of its reserves preparer or auditor; (ii) file reports when a third party is relied upon to prepare reserves estimates or conduct a reserves audit; and (iii) report oil and gas reserves using an average price based upon the prior 12-month period rather than a year-end price. The Reserve Ruling becomes effective for fiscal years ending on or after December 31, 2009. The Company is currently assessing the impact that adoption of the provisions of the Reserve Ruling will have on its financial position, results of operations and disclosures.

Note C.	Exploratory well costs

The Company capitalizes exploratory well costs until a determination is made that the well has either found proved reserves or that it is impaired. The capitalized exploratory well costs are presented in unproved properties in the consolidated balance sheets. If the exploratory well is determined to be impaired, the well costs are charged to expense.

The following table reflects the Company’s capitalized exploratory well activity during the three and six months ended June 30, 2009 (in thousands):

	Three months ended	Six months ended
	June 30, 2009	June 30, 2009

Beginning capitalized exploratory well costs	$2,536	$25,553
Additions to exploratory well costs pending the determination of proved reserves	91,305	93,842
Reclassifications due to determination of proved reserves	(86,537)	(111,640)
Exploratory well costs charged to expense	–	(451)

Ending capitalized exploratory well costs	$7,304	$7,304

The following table provides an aging, at June 30, 2009 and December 31, 2008, of capitalized exploratory well costs based on the date drilling was completed (in thousands):

	June 30,	December 31,
	2009	2008

Wells in drilling progress	$533	$7,765
Capitalized exploratory well costs that have been capitalized for a period of one year or less	6,771	17,788
Capitalized exploratory well costs that have been capitalized for a period greater than one year	–	–

Total capitalized exploratory well costs	$7,304	$25,553

At June 30, 2009, the Company had seven gross exploratory wells waiting on completion and two exploratory wells drilling, all of which were in the New Mexico Permian area.

Note D.	Acquisitions

Henry Entities acquisition. On July 31, 2008, the Company closed the acquisition of Henry Petroleum LP and certain entities affiliated with Henry Petroleum LP (the “Henry Entities”) and additional non-operated interests in oil and natural gas properties from persons affiliated with the Henry Entities. In August 2008 and September 2008, the Company acquired additional non-operated interests in oil and natural gas properties from persons affiliated with the Henry

Entities. The assets acquired in the Henry Entities acquisition, including the additional non-operated interests, are referred to as the “Henry Properties.” The Company paid $583.5 million in cash for the Henry Properties acquisition.

The cash paid for the Henry Properties acquisition was funded with (i) borrowings under the Company’s credit facility and (ii) proceeds from a private placement of approximately 8.3 million shares of the Company’s common stock.

The Henry Properties acquisition is being accounted for using the purchase method of accounting for business combinations. Under the purchase method of accounting, the Company recorded the Henry Properties’ assets and liabilities at fair value. The purchase price of the acquired Henry Properties’ net assets is based on the total value of the cash consideration. The initial purchase price allocation is preliminary and subject to adjustment primarily due to resolution of certain tax matters. Any future adjustments to the allocation of the total purchase price are not anticipated to be material to the Company’s consolidated financial statements.

The following tables represent the preliminary allocation of the total purchase price of the Henry Properties to the acquired assets and liabilities of the Henry Properties and the consideration paid for the Henry Properties. The allocation represents the fair values assigned to each of the assets acquired and liabilities assumed (in thousands):

Fair value of Henry Properties’ net assets:
Current assets, net of cash acquired of $19,049[a]	$86,005
Proved oil and natural gas properties	593,984
Unproved oil and natural gas properties	233,492
Other long-term assets	7,392
Intangible assets—operating rights	38,740

Total assets acquired	959,613

Current liabilities	(113,729)
Asset retirement obligations and other long-term liabilities	(7,529)
Noncurrent derivative liabilities	(39,037)
Deferred tax liability	(215,815)

Total liabilities assumed	(376,110)

Net purchase price	$583,503

Consideration paid for Henry Properties’ net assets:
Cash consideration paid, net of cash acquired of $19,049	$577,853
Acquisition costs[b]	5,650

Total purchase price	$583,503

(a)	Includes a deferred tax asset of approximately $9.0 million.

(b)	Acquisition costs include legal and accounting fees, advisory fees and other acquisition-related costs.

The following unaudited pro forma combined condensed financial data for the three and six months ended June 30, 2008 was derived from the historical financial statements of the Company and Henry Properties giving effect to the acquisition as if it had occurred on January 1, 2008. The unaudited pro forma combined condensed financial data has been included for comparative purposes only and is not necessarily indicative of the results that might have occurred had the Henry Properties acquisition taken place as of the date indicated and is not intended to be a projection of future results (in thousands, except per share data):

	Three months	Six months
	ended	ended
	June 30, 2008	June 30, 2008

Operating revenues	$185,095	$339,519
Net income	$5,941	$20,483
Earnings per common share:
Basic	$0.07	$0.24
Diluted	$0.07	$0.24

Note E.	Asset retirement obligations

The Company’s asset retirement obligations represent the estimated present value of the estimated cash flows the Company will incur to plug, abandon and remediate its producing properties at the end of their production lives, in accordance with applicable state laws. The Company does not provide for a market risk premium associated with asset retirement obligations because a reliable estimate cannot be determined. The Company has no assets that are legally restricted for purposes of settling asset retirement obligations.

The following table summarizes the Company’s asset retirement obligations (“ARO”) recorded during the three and six months ended June 30, 2009 and 2008 (in thousands):

	Three months		Six months
	ended June 30,		ended June 30,
	2009	2008	2009	2008

Asset retirement obligations, beginning of period	$18,254	$8,795	$16,809	$9,418
Liabilities incurred from new wells	102	275	270	309
Accretion expense	301	148	579	301
Disposition of wells sold	–	–	(142)	–
Liabilities settled upon plugging and abandoning wells	(343)	–	(353)	–
Revision of estimates	(3,928)	1,138	(2,777)	328

Asset retirement obligations, end of period	$14,386	$10,356	$14,386	$10,356

Note F.	Stockholders’ equity

Common stock private placement. On June 5, 2008, the Company entered into a common stock purchase agreement with certain unaffiliated third-party investors to sell certain shares of the Company’s common stock in a private placement (the “Private Placement”) contemporaneous with the closing of the Henry Properties acquisition. On July 31, 2008, the Company issued 8,302,894 shares of its common stock at $30.11 per share. The Private Placement resulted in net proceeds of approximately $242.4 million to the Company, after payment of approximately $7.6 million for the fee paid to the placement agent.

Treasury stock. On June 12, 2008, the restrictions on certain restricted stock awards issued to five of the Company’s executive officers lapsed. Immediately upon the lapse of restrictions, these executive officers became liable for certain federal income taxes on the value of such shares. In accordance with the Company’s 2006 Stock Incentive Plan and the applicable restricted stock award agreements, four of such officers elected to deliver shares of the Company’s common stock to the Company to satisfy such tax liability, and the Company acquired 3,142 shares to be held as treasury stock in the approximate amount of $125,000.

During the second quarter of 2009, the restrictions on certain restricted stock awards issued to five of the Company’s executive officers lapsed. Immediately upon the lapse of restrictions, these executive officers became liable for certain federal income taxes on the value of such shares. In accordance with the Company’s 2006 Stock Incentive Plan and the applicable restricted stock award agreements, all of such officers elected to deliver shares of the Company’s common stock to the Company to satisfy such tax liability, and the Company acquired 6,199 shares to be held as treasury stock in the approximate amount of $192,000.

Note G.	Incentive plans

Defined contribution plan. The Company sponsors a 401(k) defined contribution plan for the benefit of all employees and maintains certain other acquired plans. The Company matches 100 percent of employee contributions, not to exceed 6 percent of the employee’s annual salary. The Company contributions to the plans for the three months ended June 30, 2009 and 2008 were approximately $0.2 million and $0.1 million, respectively, and $0.5 million and $0.3 million for the six months ended June 30, 2009 and 2008, respectively.

Stock incentive plan. The Company’s 2006 Stock Incentive Plan (together with applicable option agreements and restricted stock agreements, the “Plan”) provides for granting stock options and restricted stock awards to employees and individuals associated with the Company. The following table shows the number of awards available under the Company’s Plan at June 30, 2009:

Number of
common shares

Approved and authorized awards	5,850,000
Stock option grants, net of forfeitures	(3,461,485)
Restricted stock grants, net of forfeitures	(767,787)

Awards available for future grant	1,620,728

Restricted stock awards. All restricted shares are treated as issued and outstanding in the accompanying consolidated balance sheets. If an employee terminates employment prior to the lapse date, restricted shares awarded to such employee are forfeited and cancelled and are no longer considered issued and outstanding. A summary of the Company’s restricted stock awards activity for the six months ended June 30, 2009 is presented below:

	Number of	Grant date
	restricted	fair value
	shares	per share

Outstanding at December 31, 2008	407,351
Shares granted	257,398	$25.14
Shares cancelled/forfeited	(2,420)
Lapse of restrictions	(169,519)

Outstanding at June 30, 2009	492,810

A summary of the impact on the consolidated statements of operations for the Company’s restricted stock awards during the three and six months ended June 30, 2009 and 2008 is presented below (in thousands):

			Six months
	Three months ended June 30,		ended June 30,
	2009	2008	2009	2008

Stock-based compensation expense related to restricted stock	$1,303	$468	$2,200	$862
Income tax benefit related to restricted stock	$586	$187	$927	$341
Deductions in current taxable income related to restricted stock	$3,989	$771	$4,367	$1,200

Stock option awards. A summary of the Company’s stock option award activity under the Plan for the six months ended June 30, 2009 is presented below:

	Number of	Weighted average
	options	exercise price

Outstanding at December 31, 2008	2,731,324	$12.46
Options granted	117,801	$20.40
Options exercised	(445,789)	$8.82

Outstanding at June 30, 2009	2,403,336	$13.53

Vested at end of period	1,637,752	$10.38

Vested and exercisable at end of period	812,760	$12.62

The following table summarizes information about the Company’s vested and exercisable stock options outstanding at June 30, 2009:

			Weighted
		Number of	average	Weighted
		stock	remaining	average	Intrinsic
(in thousands)		options	contractual life	exercise price	value

Vested options:
June 30, 2009:
Exercise price	$8.00	1,183,214	2.64 years	$8.00	$24,481
Exercise price	$12.00	122,516	4.85 years	$12.00	2,045
Exercise price	$15.35	210,000	6.98 years	$15.35	2,800
Exercise price	$21.85	103,500	8.67 years	$21.85	708
Exercise price	$31.33	18,522	8.90 years	$31.33	–

		1,637,752		$10.38	$30,034

Vested and exercisable options:
June 30, 2009:
Exercise price	$8.00	394,183	3.93 years	$8.00	$8,156
Exercise price	$12.00	86,555	6.04 years	$12.00	1,445
Exercise price	$15.35	210,000	6.98 years	$15.35	2,800
Exercise price	$21.85	103,500	8.67 years	$21.85	708
Exercise price	$31.33	18,522	8.90 years	$31.33	–

		812,760		$12.62	$13,109

The following table summarizes information about stock-based compensation for stock options for the three and six months ended June 30, 2009 and 2008 (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008

Grant date fair value for awards during the period:
Time vesting options	$–	$–	$–	$183
Stock option grants under the plan	–	794	1,454	5,090

Total	$–	$794	$1,454	$5,273

Stock-based compensation expense from stock options:
Time vesting options	$70	$35	$141	$65
Performance vesting options—officers	–	133	71	284
Stock option grants under the plan	815	1,094	1,701	1,818

Total	$885	$1,262	$1,913	$2,167

Income taxes and other information:
Income tax benefit related to stock options	$415	$504	$806	$858
Deductions in current taxable income related to stock options exercised	$4,117	$3,132	$7,157	$5,338

In calculating compensation expense for options granted during the six months ended June 30, 2009, the Company estimated the fair value of each grant using the Black-Scholes option-pricing model. Assumptions utilized in the model are shown below:

Risk-free interest rate	2.46%
Expected term (years)	6.25
Expected volatility	63.40%
Expected dividend yield	–

As permitted by Staff Accounting Bulletin No. 110, Share-Based Payment, the Company used the simplified method to calculate the expected term for stock options granted during the three and six months ended June 30, 2009, since it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term due to the limited period of time its shares of common stock have been publicly traded. Expected volatilities are based on a combination of historical and implied volatilities of comparable companies.

Future stock-based compensation expense. Future stock-based compensation expense at June 30, 2009 is summarized in the table below (in thousands):

	Restricted	Stock
	stock	options	Total

Remaining 2009	$2,333	$1,423	$3,756
2010	3,431	1,694	5,125
2011	2,159	706	2,865
2012	643	166	809
2013	24	14	38

Total	$8,590	$4,003	$12,593

Note H. Disclosures about fair value of financial instruments

The Company adopted SFAS No. 157, Fair Value Measurements, (“SFAS No. 157”) effective January 1, 2008 for financial assets and liabilities measured on a recurring basis. SFAS No. 157 applies to all financial assets and financial liabilities that are being measured and reported on a fair value basis. In February 2008, the FASB issued FSP No. 157-2, Effective Date of FASB Statement No. 157, which delayed the effective date of SFAS No. 157 by one year for nonfinancial assets and liabilities. As of January 1, 2009, the Company adopted the provisions of SFAS 157 related to the Company’s nonfinancial assets and liabilities, including nonfinancial assets and liabilities measured at fair value in a business combination; impaired long-lived assets; and initial recognition of asset retirement obligations. As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. The statement requires fair value measurements be classified and disclosed in one of the following categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. The Company considers active markets to be those in which transactions for the assets or liabilities occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability. This category includes those derivative instruments that the Company values using observable market data. Substantially all of these inputs are observable in the marketplace throughout the full term of the derivative instrument, can be derived from observable data, or supported by observable levels at which transactions are executed in the marketplace. Level 2 instruments primarily include non-exchange traded derivatives such as over-the-counter commodity price swaps, basis swaps, investments and interest rate swaps. The Company’s valuation models are primarily industry-standard models that consider various inputs including: (i) quoted forward prices for commodities, (ii) time value and (iii) current market and contractual prices for the underlying instruments, as well as other relevant economic measures. The Company utilizes its counterparties’ valuations to assess the reasonableness of its prices and valuation techniques.

Level 3: Measured based on prices or valuation models that require inputs that are both significant to the fair value measurement and less observable from objective sources ( i.e. , supported by little or no market activity). Level 3 instruments primarily include derivative instruments, such as commodity price collars and floors, as well as investments. The Company’s valuation models are primarily industry-standard models that consider various inputs including: (i) quoted forward prices for commodities, (ii) time value, (iii) volatility factors and (iv) current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Although the Company utilizes its counterparties’ valuations to assess the reasonableness of our prices and valuation techniques, the Company does not have sufficient corroborating market evidence to support classifying these assets and liabilities as Level 2.

The following represents information about the estimated fair values of the Company’s financial instruments:

Cash and cash equivalents, accounts receivable, other current assets, accounts payable, interest payable and other current liabilities. The carrying amounts approximate fair value due to the short maturity of these instruments.

Line of credit. The carrying amount of borrowings outstanding under the Company’s credit facility approximates fair value, because the instrument bears interest at variable market rates.

Assets and liabilities measured at fair value on a recurring basis

Derivative instruments. The fair value of the Company’s derivative instruments are estimated by management considering various factors, including closing exchange and over-the-counter quotations and the time value of the underlying commitments. As required by SFAS No. 157, financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels. The following table (i) summarizes the valuation of each of the Company’s financial instruments by SFAS No. 157 pricing levels and (ii) summarizes the gross fair value by the appropriate balance sheet classification, in accordance with SFAS No. 161, even when the derivative instruments are subject to netting arrangements and qualify for net presentation in the Company’s consolidated balance sheets at June 30, 2009 and December 31, 2008 (in thousands):

	Fair value measurements using
	Quoted	Significant		Total
	prices	other	Significant	carrying value
	in active	observable	unobservable	at
	markets	inputs	inputs	June 30,
	(Level 1)	(Level 2)	(Level 3)	2009

Assets[1]
Current:[a]
Commodity derivative price swap contracts	$–	$26,408	$–	$26,408
Commodity derivative basis swap contracts	–	–	–	–
Interest rate derivative swap contracts	–	–	–	–
Commodity derivative price collar contracts	–	–	18,856	18,856

	–	26,408	18,856	45,264
Noncurrent:[b]
Commodity derivative price swap contracts	–	43,604	–	43,604
Commodity derivative basis swap contracts	–	–	–	–
Interest rate derivative swap contracts	–	3,541	–	3,541
Commodity derivative price collar contracts	–	–	–	–

	–	47,145	–	47,145

	Fair value measurements using
	Quoted	Significant		Total
	prices	other	Significant	carrying value
	in active	observable	unobservable	at
	markets	inputs	inputs	June 30,
	(Level 1)	(Level 2)	(Level 3)	2009

Liabilities[1]
Current:[a]
Commodity derivative price swap contracts	–	(27,650)	–	(27,650)
Commodity derivative basis swap contracts	–	(2,456)	–	(2,456)
Interest rate derivative swap contracts	–	(3,624)	–	(3,624)
Commodity derivative price collar contracts	–	–	(993)	(993)

	–	(33,730)	(993)	(34,723)
Noncurrent:[b]
Commodity derivative price swap contracts	–	(29,782)	–	(29,782)
Commodity derivative basis swap contracts	–	(1,476)	–	(1,476)
Interest rate derivative swap contracts	–	–	–	–
Commodity derivative price collar contracts	–	–	(2,105)	(2,105)

	–	(31,258)	(2,105)	(33,363)

Total financial assets (liabilities)	$–	$8,565	$15,758	$24,323

(a) Total current financial assets (liabilities), gross basis				$10,541
(b) Total noncurrent financial assets (liabilities), gross basis				13,782

Total financial assets (liabilities)				$24,323

	Fair value measurements using
	Quoted	Significant
	prices in	other	Significant	Total carrying
	active	observable	unobservable	value at
	markets	inputs	inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2008

Assets[1]
Current:[a]
Commodity derivative price swap contracts	$–	$64,162	$–	$64,162
Commodity derivative basis swap contracts	–	–	–	–
Interest rate derivative swap contracts	–	–	–	–
Commodity derivative price collar contracts	–	–	49,562	49,562

	–	64,162	49,562	113,724
Noncurrent:[b]
Commodity derivative price swap contracts	–	60,995	–	60,995
Commodity derivative basis swap contracts	–	–	–	–
Interest rate derivative swap contracts	–	678	–	678
Commodity derivative price collar contracts	–	–	–	–

	–	61,673	–	61,673
Liabilities[1]
Current:[a]
Commodity derivative price swap contracts	–	–	–	–
Commodity derivative basis swap contracts	–	(680)	–	(680)
Interest rate derivative swap contracts	–	(1,761)	–	(1,761)
Commodity derivative price collar contracts	–	–	–	–

	–	(2,441)	–	(2,441)
Noncurrent:[b]
Commodity derivative price swap contracts	–	(516)	–	(516)
Commodity derivative basis swap contracts	–	–	–	–
Interest rate derivative swap contracts	–	–	–	–
Commodity derivative price collar contracts	–	–	–	–

	–	(516)	–	(516)

Total financial assets (liabilities)	$–	$122,878	$49,562	$172,440

(a) Total current financial assets (liabilities), gross basis				$111,283
(b) Total noncurrent financial assets (liabilities), gross basis				61,157

Total financial assets (liabilities)				$172,440

(1)	The fair value of derivative instruments reported in the Company’s consolidated balance sheets are subject to netting arrangements and qualify for net presentation. The following table reports the net basis derivative fair values as reported in the consolidated balance sheets at June 30, 2009 and December 31, 2008 (in thousands):

	June 30,	December 31,
	2009	2008

Consolidated balance sheet classification:
Current derivative contracts:
Assets	$26,272	$113,149
Liabilities	(15,731)	(1,866)

Net current	$10,541	$111,283

Noncurrent derivative contracts:
Assets	$31,438	$61,157
Liabilities	(17,656)	–

Net noncurrent	$13,782	$61,157

The following table sets forth a reconciliation of changes in the fair value of financial assets and liabilities classified as Level 3 in the fair value hierarchy (in thousands):

Balance at December 31, 2008	$49,562
Realized and unrealized losses	(9,686)
Purchases, issuances, and settlements	(24,118)

Balance at June 30, 2009	$15,758

Total losses for the period included in earnings attributable to the change in unrealized losses relating to assets still held at the reporting date	$(33,804)

For additional information on the Company’s derivative instruments see Note I.

Assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are reported at fair value on a nonrecurring basis in the Company’s consolidated balance sheets. The following methods and assumptions were used to estimate the fair values:

Impairments of long-lived assets—In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets , the Company reviews its long-lived assets to be held and used, including proved oil and gas properties, whenever events or circumstances indicate that the carrying value of those assets may not be recoverable. An impairment loss is indicated if the sum of the expected future cash flows is less than the carrying amount of the assets. In this circumstance, the Company recognizes an impairment loss for the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. The Company reviews its oil and gas properties by amortization base or by individual well for those wells not constituting part of an amortization base. For each property determined to be impaired, an impairment loss equal to the difference between the carrying value of the properties and the estimated fair value (discounted future cash flows) of the properties would be recognized at that time. Estimating future cash flows involves the use of judgments, including estimation of the proved and unproved oil and gas reserve quantities, timing of development and production, expected future commodity prices, capital expenditures and production costs.

The Company periodically reviews its proved oil and gas properties that are sensitive to oil and natural gas prices for impairment. Due to downward adjustments to the economically recoverable resource potential associated with declines in commodity prices and well performance, the Company recognized impairment expense of $4.5 million and $8.6 million for the three and six months ended June 30, 2009, respectively, related to its proved oil and gas properties. For the three months ended June 30, 2009, the impaired assets, which had a total carrying amount of $7.3 million, were reduced to their estimated fair value of $2.8 million. For the six months ended June 30, 2009, the impaired assets, which had a total carrying amount of $14.2 million, were reduced to their estimated fair value of $5.6 million.

Asset retirement obligations—The Company estimates the fair value of AROs based on discounted cash flow projections using numerous estimates, assumptions and judgments regarding such factors as the existence of a legal obligation for an ARO; amounts and timing of settlements; the credit-adjusted risk-free rate to be used; and inflation rates. See Note E for a summary of changes in AROs.

Measurement information for assets that are measured at fair value on a nonrecurring basis was as follows (in thousands):

	Fair value measurements using
	Quoted	Significant
	prices in	other	Significant
	active	observable	unobservable	Total
	markets	inputs	inputs	impairments
	(Level 1)	(Level 2)	(Level 3)	loss

Three months ended June 30, 2009:
Impairment of long-lived assets	$–	$–	$2,733	$(4,499)
Asset retirement obligations incurred in current period	–	–	102
Three months ended June 30, 2008:
Impairment of long-lived assets	$–	$–	$7	$(53)
Asset retirement obligations incurred in current period	–	–	275
Six months ended June 30, 2009:
Impairment of long-lived assets	$–	$–	$5,620	$(8,555)
Asset retirement obligations incurred in current period	–	–	270
Six months ended June 30, 2008:
Impairment of long-lived assets	$–	$–	$7	$(69)
Asset retirement obligations incurred in current period	–	–	309

Note I.	Derivative financial instruments

The Company uses derivative financial contracts to manage exposures to commodity price and interest rate fluctuations. Commodity hedges are used to (i) reduce the effect of the volatility of price changes on the natural gas and oil the Company produces and sells, (ii) support the Company’s capital budget and expenditure plans and (iii) support the economics associated with acquisitions. Interest rate hedges are used to mitigate the cash flow risk associated with rising interest rates. The Company does not enter into derivative financial instruments for speculative or trading purposes. The Company also may enter into physical delivery contracts to effectively provide commodity price hedges. Because these contracts are not expected to be net cash settled, they are considered to be normal sales contracts and not derivatives. Therefore, these contracts are not recorded in the Company’s consolidated financial statements.

Currently, the Company does not designate its derivative instruments to qualify for hedge accounting. Accordingly, the Company reflects changes in the fair value of its derivative instruments in its statements of operations. All of the Company’s remaining hedges that historically qualified for hedge accounting or were dedesignated from hedge accounting were settled in 2008.

New commodity derivatives contracts in 2009. During the six months ended June 30, 2009, the Company entered into additional commodity derivative contracts to hedge a portion of its estimated future production. The following table summarizes information about these additional commodity derivative contracts:

	Aggregate	Index		Contract
	volume	price		period

Oil (volumes in Bbls):
Price collar	600,000	$45.00 – $49.00	a d	3/1/09 – 5/31/09
Price swap	270,000	$69.50	[a]	7/1/09 – 9/30/09
Price swap	540,000	$51.62	a d	7/1/09 – 12/31/09
Price swap	150,000	$69.50	[a]	10/1/09 – 12/31/09
Price swap	2,508,000	$62.15	a d	1/1/10 – 12/31/10
Price swap	1,800,000	$72.17	a d	1/1/11 – 12/31/11
Natural gas (volumes in MMBtus):
Price collar	1,500,000	$5.00 – $5.81	[b]	10/1/09 – 12/31/09
Price collar	1,500,000	$5.00 – $5.81	[b]	1/1/10 – 3/31/10
Price collar	3,000,000	$5.25 – $5.75	[b]	4/1/10 – 9/30/10
Price collar	1,500,000	$6.00 – $6.80	[b]	10/1/10 – 12/31/10
Price collar	1,500,000	$6.00 – $6.80	[b]	1/1/11 – 3/31/11

Price swap	3,000,000	$4.31	[b]	4/1/09 – 9/30/09
Price swap	600,000	$4.66	[b]	7/1/09 – 9/30/09
Price swap	450,000	$4.66	[b]	10/1/09 – 12/31/09
Price swap	2,400,000	$6.31	[b]	1/1/10 – 12/31/10
Price swap	300,000	$7.29	[b]	1/1/11 – 3/31/11
Price swap	5,400,000	$6.96	b d	4/1/11 – 12/31/11

Basis swap	600,000	$0.79	[c]	7/1/09 – 9/30/09
Basis swap	450,000	$0.89	[c]	10/1/09 – 12/31/09
Basis swap	8,400,000	$0.85	c d	1/1/10 – 12/31/10
Basis swap	1,800,000	$0.87	c d	1/1/11 – 3/31/11
Basis swap	5,400,000	$0.76	[c]	4/1/11 – 12/31/11

(a)	The index prices for the oil price swaps and collars are based on the NYMEX-West Texas Intermediate monthly average futures price.

(b)	The index prices for the natural gas price swaps and collars are based on the NYMEX-Henry Hub last trading day futures price.

(c)	Represents the basis differential between the El Paso Permian delivery point and NYMEX Henry Hub delivery point.

(d)	Prices represent weighted average prices.

In July 2009, the Company entered into the following oil price swaps to hedge an additional portion of its estimated oil production:

	Aggregate	Index		Contract
	volume	price		period

Oil (volumes in Bbls):
Price swap	273,000	$67.50	[a]	8/1/09 – 12/31/09
Price swap	799,000	$67.50	[a]	1/1/10 – 12/31/10
Price swap	801,000	$70.53	a b	1/1/11 – 12/31/11

(a)	The index prices for the oil price swaps are based on the NYMEX-West Texas Intermediate monthly average futures price.

(b)	Prices represent weighted average prices.

Commodity derivative contracts at June 30, 2009. The following table sets forth the Company’s outstanding commodity derivative contracts at June 30, 2009:

	First	Second	Third	Fourth
	quarter	quarter	quarter	quarter	Total

Oil swaps:[a]
2009:
Volume (Bbl)			995,473	875,473	1,870,946
Price per Bbl[e]			$72.71	$73.15	$72.92
2010:
Volume (Bbl)	787,436	787,436	787,436	787,436	3,149,744
Price per Bbl[e]	$68.49	$68.49	$68.49	$68.49	$68.49
2011:
Volume (Bbl)	589,436	589,436	589,436	589,436	2,357,744
Price per Bbl[e]	$79.91	$79.91	$79.91	$79.91	$79.91
2012:
Volume (Bbl)	126,000	126,000	126,000	126,000	504,000
Price per Bbl	$127.80	$127.80	$127.80	$127.80	$127.80
Oil collars:[a]
2009:
Volume (Bbl)			192,000	192,000	384,000
Price per Bbl[e]			$120.00-$134.60	$120.00-$134.60	$120.00-$134.60
Natural gas swaps:[b]
2009:
Volume (MMBtu)			460,000	460,000	920,000
Price per MMBtu			$8.44	$8.44	$8.44
Natural gas swaps:[c]
2009:
Volume (MMBtu)			2,100,000	450,000	2,550,000
Price per MMBtu			$4.41	$4.66	$4.45

	First	Second	Third	Fourth
	quarter	quarter	quarter	quarter	Total

2010:
Volume (MMBtu)	600,000	600,000	600,000	600,000	2,400,000
Price per MMBtu	$6.31	$6.31	$6.31	$6.31	$6.31
2011:
Volume (MMBtu)	300,000	1,800,000	1,800,000	1,800,000	5,700,000
Price per MMBtu	$7.29	$6.96	$6.96	$6.96	$6.98
Natural gas collars:[c]
2009:
Volume (MMBtu)			–	1,500,000	1,500,000
Price per MMBtu			–	$5.00-$5.81	$5.00-$5.81
2010:
Volume (MMBtu)	1,500,000	1,500,000	1,500,000	1,500,000	6,000,000
Price per MMBtu	$5.00-$5.81	$5.25-$5.75	$5.25-$5.75	$6.00-$6.80	$5.38-$6.03
2011:
Volume (MMBtu)	1,500,000	–	–	–	1,500,000
Price per MMBtu	$6.00-$6.80	–	–	–	$6.00-$6.80
Natural gas basis swaps:[d]
2009:
Volume (MMBtu)			2,118,000	1,968,000	4,086,000
Price per MMBtu[e]			$0.99	$1.03	$1.01
2010:
Volume (MMBtu)	2,100,000	2,100,000	2,100,000	2,100,000	8,400,000
Price per MMBtu[e]	$0.85	$0.85	$0.85	$0.85	$0.85
2011:
Volume (MMBtu)	1,800,000	1,800,000	1,800,000	1,800,000	7,200,000
Price per MMBtu[e]	$0.87	$0.76	$0.76	$0.76	$0.79

(a)	The index prices for the oil price swaps and collars are based on the NYMEX-West Texas Intermediate monthly average futures price.

(b)	The index price for the natural gas price swap is based on the Inside FERC-El Paso Permian Basin first-of-the-month spot price.

(c)	Represents the index prices for the natural gas price swaps and collars are based on the NYMEX-Henry Hub last trading day futures price.

(d)	The basis differential between the El Paso Permian delivery point and NYMEX Henry Hub delivery point.

(e)	Prices represent weighted average prices.

Interest rate derivative contracts at June 30, 2009. The Company has an interest rate swap which fixes the LIBOR interest rate on $300 million of the Company’s bank debt at 1.90 percent for three years, commencing in May of 2009. For this portion of the Company’s bank debt, the all-in interest rate will be calculated by adding the fixed rate of 1.90 percent to a margin that ranges from 2.00 percent to 3.00 percent depending on the amount of bank debt outstanding.

The Company’s reported oil and natural gas revenue and average oil and natural gas prices includes the effects of oil quality and Btu content, gathering and transportation costs, natural gas processing and shrinkage, and the net effect of the commodity hedges that qualified for cash flow hedge accounting. The following table summarizes the gains and losses reported in earnings related to the commodity and interest rate derivative instruments and the net change in accumulated other comprehensive income (“AOCI”) for the three and six months ended June 30, 2009 and 2008 (in thousands):

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008

Decrease in oil and natural gas revenue from derivative activity:
Cash payments on cash flow hedges in oil sales	$–	$(13,367)	$–	$(20,573)
Dedesignated cash flow hedges reclassified from AOCI in natural gas sales	–	74	–	(222)

Total decrease in oil and natural gas revenue from derivative activity	$–	$(13,293)	$–	$(20,795)

Loss on derivatives not designated as hedges:
Mark-to-market gain (loss):
Commodity derivatives	$(109,374)	$(90,055)	$(149,117)	$(103,247)
Interest rate derivatives	3,427	–	1,000	–
Cash (payments) receipts on derivatives not designated as hedges:
Commodity derivatives	25,120	(12,401)	62,244	(16,387)
Interest rate derivatives	(779)	–	(779)	–

Total loss on derivatives not designated as hedges	$(81,606)	$(102,456)	$(86,652)	$(119,634)

Gain from ineffective portion of cash flow hedges	$–	$356	$–	$920

Accumulated other comprehensive income (loss):
Cash flow hedges:
Mark-to-market loss of cash flow hedges	$–	$(25,903)	$–	$(32,510)
Reclassification adjustment of losses to earnings	–	13,367	–	20,573

Net change, before income taxes	–	(12,536)	–	(11,937)
Income tax effect	–	4,899	–	4,665

Net change, net of income taxes	$–	$(7,637)	$–	$(7,272)

Dedesignated cash flow hedges:
Reclassification adjustment of (gains) losses to earnings	$–	$(74)	$–	$222
Income tax effect	–	29	–	(87)

Net change, net of income taxes	$–	$(45)	$–	$135

Note J.	Debt

The Company’s debt consisted of the following (in thousands):

	June 30,	December 31,
	2009	2008

Credit facility	$660,000	$630,000
Less: current portion	–	–

Total long-term debt	$660,000	$630,000

Credit facility. The Company’s credit facility, as amended, has a maturity date of July 31, 2013 (the “Credit Facility”). At June 30, 2009, the Company had letters of credit outstanding under the Credit

Facility of approximately $25,000 and its availability to borrow additional funds was approximately $300 million. In April 2009, the lenders reaffirmed the Company’s $960 million borrowing base under the Credit Facility until the next scheduled borrowing base redetermination in October 2009. Between scheduled borrowing base redeterminations, the Company and, if requested by 66 2/3 percent of the lenders, the lenders, may each request one special redetermination.

Advances on the Credit Facility bear interest, at the Company’s option, based on (i) the prime rate of JPMorgan Chase Bank (“JPM Prime Rate”) (3.25 percent at June 30, 2009) or (ii) a Eurodollar rate (substantially equal to the London Interbank Offered Rate). At June 30, 2009, the interest rates of Eurodollar rate advances and JPM Prime Rate advances vary, with interest margins ranging from 200 to 300 basis points and 112.5 to 212.5 basis points, respectively, per annum depending on the debt balance outstanding. At June 30, 2009, the Company pays commitment fees on the unused portion of the available borrowing base of 50 basis points per annum.

The Credit Facility also includes a same-day advance facility under which the Company may borrow funds from the administrative agent. Same day advances cannot exceed $25 million and the maturity dates cannot exceed fourteen days. The interest rate on this facility is the JPM Prime Rate plus the applicable interest margin.

The Company’s obligations under the Credit Facility are secured by a first lien on substantially all of the Company’s oil and natural gas properties. In addition, all of the Company’s subsidiaries are guarantors and all general partner, limited partner and membership interests in the Company’s subsidiaries owned by the Company have been pledged to secure borrowings under the Credit Facility. The credit agreement contains various restrictive covenants and compliance requirements which include (a) maintenance of certain financial ratios, including (i) a quarterly ratio of total debt to consolidated earnings before interest expense, income taxes, depletion, depreciation, and amortization, exploration expense and other noncash income and expenses to be no greater than 4.0 to 1.0, and (ii) a ratio of current assets to current liabilities, excluding noncash assets and liabilities related to financial derivatives and asset retirement obligations and including the unfunded amounts under the Credit Facility, to be no less than 1.0 to 1.0; (b) limits on the incurrence of additional indebtedness and certain types of liens; (c) restrictions as to mergers, combinations and dispositions of assets; and (d) restrictions on the payment of cash dividends. At June 30, 2009, the Company was in compliance with its debt covenants under the Credit Facility.

Principal maturities of debt. Principal maturities of debt outstanding at June 30, 2009 are as follows (in thousands):

Remaining 2009	$–
2010	–
2011	–
2012	–
2013	660,000

Total	$660,000

Interest expense. The following amounts have been incurred and charged to interest expense for the three and six months ended June 30, 2009 and 2008 (in thousands):

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008

Cash payments for interest	$3,457	$3,982	$6,929	$10,758
Amortization of original issue discount	–	25	–	50
Amortization of deferred loan origination costs	857	314	1,713	626
Write-off of deferred loan origination costs and original issue discount	–	–	–	–
Net changes in accruals	1,889	(71)	1,946	(1,094)

Interest costs incurred	6,203	4,250	10,588	10,340
Less: capitalized interest	(3)	(365)	(18)	(840)

Total interest expense	$6,200	$3,885	$10,570	$9,500

Note K.	Commitments and contingencies

Severance agreements. The Company has entered into severance and change of control agreements with all of its officers. The current annual salaries for the Company’s officers covered under such agreements total approximately $1.9 million.

Indemnifications. The Company has agreed to indemnify its directors and officers, with respect to claims and damages arising from certain acts or omissions taken in such capacity.

Legal actions. The Company is a party to proceedings and claims incidental to its business. While many of these matters involve inherent uncertainty, the Company believes that the amount of the liability, if any, ultimately incurred with respect to any such proceedings or claims will not have a material adverse effect on the Company’s consolidated financial position as a whole or on its liquidity, capital resources or future results of operations. The Company will continue to evaluate proceedings and claims involving the Company on a quarter-by-quarter basis and will establish and adjust any reserves as appropriate to reflect its assessment of the then current status of the matters.

Acquisition commitments. In connection with the acquisition of the Henry Entities, the Company agreed to pay certain employees, who were formerly employed by the Henry Entities, bonuses of approximately $11.0 million in the aggregate at each of the first and second anniversaries of the closing of the acquisition, respectively. Except as described below, these employees must remain employed with the Company to receive the bonus. A former Henry Entities employee who is otherwise entitled to a full bonus will receive the full bonus (i) if the Company terminates the employee without cause, (ii) upon the death or disability of such employee or (iii) upon a change in control of the Company. If any such employee resigns or is terminated for cause, the employee will not receive the bonus and, subject to certain conditions, the Company will be required to reimburse the sellers in the acquisition of the Henry Entities 65 percent of the bonus amount not paid to the employee. The Company will reflect the bonus amounts to be paid to these employees as a period cost, which will be included in the Company’s results of operations over the period earned. Amounts that ultimately are determined to be paid to the sellers will be treated as a “contingent purchase price” and reflected as an adjustment to the purchase price. During the three and six months ended June 30, 2009, the Company recognized $2.8 million and $5.3 million, respectively, of this obligation in its results of operations.

Daywork commitments. The Company periodically enters into contractual arrangements under which the Company is committed to expend funds to drill wells in the future, including agreements to secure drilling rig services, which require the Company to make future minimum payments to the rig operators. The Company records drilling commitments in the periods in which well capital is incurred or rig services are provided. The following table summarizes the Company’s future drilling commitments at June 30, 2009 (in thousands):

	Payments due by period
		Less than	1-3	3-5	More than
	Total	1 year	years	years	5 years

Daywork drilling contracts	$299	$299	$–	$–	$–
Daywork drilling contracts with related parties[a]	1,000	1,000	–	–	–
Daywork drilling contracts assumed in the Henry Properties acquisition[b]	1,629	1,629	–	–	–

Total contractual drilling commitments	$2,928	$2,928	$–	$–	$–

(a)	Consists of daywork drilling contracts with Silver Oak Drilling, LLC, an affiliate of Chase Oil Corporation.

(b)	A major oil and gas company which owns an interest in the wells being drilled and the Company are parties to these contracts. Only the Company’s 25% share of the contract obligation has been reflected above.

Operating leases. The Company leases vehicles, equipment and office facilities under non-cancellable operating leases. Lease payments associated with these operating leases for the three months ended June 30, 2009 and 2008 were approximately $582,000 and $116,000, respectively, and $1,253,000 and $280,000 for the six months ended June 30, 2009 and 2008, respectively. Future minimum lease commitments under non-cancellable operating leases at June 30, 2009 are as follows (in thousands):

Remaining 2009	$523
2010	1,077
2011	1,083
2012	1,077
2013	1,084
Thereafter	3,261

Total	$8,105

Note L.	Income taxes

The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes. The Company and its subsidiaries file federal corporate income tax returns on a consolidated basis. The tax returns and the amount of taxable income or loss are subject to examination by federal and state taxing authorities. In determining the interim period income tax provision, the Company utilizes an estimated annual effective tax rate.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes, on January 1, 2007. At the time of adoption and at June 30, 2009, the Company did not have any significant uncertain tax positions requiring recognition in the financial statements. The tax years 2004 through 2008 remain subject to examination by major tax jurisdictions.

The FASB issued FIN No. 48-1, Definition of Settlement in FASB Interpretation No. 48 (“FIN No. 48-1”), to clarify when a tax position is effectively settled. FIN No. 48-1 provides guidance in determining the proper timing for recognizing tax benefits and applying the new information relevant to the technical merits of a tax position obtained during a tax authority examination. FIN No. 48-1 provides criteria to determine whether a tax position is effectively settled after completion of a tax authority examination, even if the potential legal obligation remains under the statute of limitations. The Company’s adoption of this pronouncement did not have a significant effect on its consolidated financial statements.

Income tax provision. The Company’s income tax provision and amounts separately allocated were attributable to the following items for the three and six months ended June 30, 2009 and 2008 (in thousands):

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008

Income (loss) from operations	$(25,691)	$(9,169)	$(33,797)	$5,199
Changes in stockholders’ equity:
Net deferred hedge losses	–	(10,123)	–	(12,705)
Net settlement losses included in earnings	–	5,195	–	8,127
Tax benefits related to stock-based compensation	(2,188)	(1,553)	(2,992)	(2,146)

	$(27,879)	$(15,650)	$(36,789)	$(1,525)

The Company’s income tax provision (benefit) attributable to income (loss) from operations consisted of the following for the three and six months ended June 30, 2009 and 2008 (in thousands):

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008

Current:
U.S. federal	$2,856	$523	$5,294	$585
U.S. state and local	381	98	708	110

	3,237	621	6,002	695

Deferred:
U.S. federal	(25,518)	(8,201)	(35,103)	3,790
U.S. state and local	(3,410)	(1,589)	(4,696)	714

	(28,928)	(9,790)	(39,799)	4,504

	$(25,691)	$(9,169)	$(33,797)	$5,199

The reconciliation between the tax expense computed by multiplying pretax income (loss) by the U.S. federal statutory rate and the reported amounts of income tax expense (benefit) is as follows (in thousands):

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008

Income (loss) at U.S. federal statutory rate	$(20,618)	$(8,256)	$(28,084)	$4,600
State income taxes (net of federal tax effect)	(1,969)	(968)	(2,592)	537
Nondeductible expense & other	(3,104)	55	(3,121)	62

Income tax expense (benefit)	$(25,691)	$(9,169)	$(33,797)	$5,199

Note M.	Related party transactions

Consulting Agreement. On June 30, 2009, Steven L. Beal, the Company’s President and Chief Operating Officer, retired from such positions. Mr. Beal was recently re-elected to the Company’s Board of Directors and is continuing to serve as a member of the Company’s Board of Directors. On June 9, 2009, the Company entered into a consulting agreement (the “Consulting Agreement “) with Mr. Beal, under which Mr. Beal began serving as a consultant to the Company on July 1, 2009. Either the Company or Mr. Beal may terminate the consulting relationship at any time by giving ninety days written notice to the other party; however, the Company may terminate the relationship immediately for cause. During the term of the consulting relationship, Mr. Beal will receive a consulting fee of $20,000 per month and a monthly reimbursement for his medical and dental coverage costs. If Mr. Beal dies during the term of the Consulting Agreement, his estate will receive a $60,000 lump sum payment.

Chase Group transactions. The Company incurred charges from Mack Energy Corporation (“MEC”), an affiliate of Chase Oil Corporation (“Chase Oil”), of approximately $0.4 million and $0.3 million for the three months ended June 30, 2009 and 2008, respectively, and $0.7 million and $1.5 million for the six months ended June 30, 2009 and 2008, respectively, for services rendered in the ordinary course of business.

The Company had $112,000 in outstanding receivables due from MEC at June 30, 2009 and no outstanding receivables due from MEC at December 31, 2008. The Company had $49,000 in outstanding payables to MEC at June 30, 2009 and no outstanding payables to MEC at December 31, 2008.

Saltwater disposal services agreement. Among the assets the Company acquired from Chase Oil is an undivided interest in a saltwater gathering and disposal system, which is owned and maintained under a written agreement among the Company and Chase Oil and certain of its affiliates, and under which the Company as operator gathers and disposes of produced water. The system is owned jointly by the Company and Chase Oil and its affiliates in undivided ownership percentages, which are annually redetermined as of January 1 on the basis of each party’s percentage contribution of the total volume of produced water disposed of through the system during the prior calendar year. At January 1, 2009, the Company owned 95.4% of the system and Chase Oil and its affiliates owned 4.6%.

Other related party transactions. The Company also has engaged in transactions with certain other affiliates of Chase Oil, Caza Energy LLC (“Caza”) and certain other parties thereto

(collectively the “Chase Group”), including a drilling contractor, an oilfield services company, a supply company, a drilling fluids supply company, a pipe and tubing supplier, a fixed base operator of aircraft services and a software company.

The Company incurred charges from these related party vendors of approximately $6.2 million and $5.7 million for the three months ended June 30, 2009 and 2008, respectively, and $12.6 million and $13.1 million for the six months ended June 30, 2009 and 2008, respectively.

The Company had outstanding amounts payable to these related party vendors identified above of approximately $1.0 million and $21,000 at June 30, 2009 and December 31, 2008, respectively, which are reflected in accounts payable—related parties in the accompanying consolidated balance sheets.

Overriding royalty and royalty interests. Certain members of the Chase Group own overriding royalty interests in certain of the Chase Group properties. The amount paid attributable to such interests was approximately $258,000 and $816,000 for the three months ended June 30, 2009 and 2008, respectively, and $499,000 and $1,600,000 for the six months ended June 30, 2009 and 2008, respectively. The Company owed these owners royalty payments of approximately $132,000 and $146,000 at June 30, 2009 and December 31, 2008, respectively.

Royalties are paid on certain properties located in Andrews County, Texas to a partnership of which one of the Company’s directors is the general partner and owner of a 3.5% partnership interest. The Company paid this partnership approximately $30,000 and $81,000 for the three months ended June 30, 2009 and 2008, respectively, and $56,000 and $164,000 for the six months ended June 30, 2009 and 2008, respectively. The Company owed this partnership royalty payments of approximately $13,000 at June 30, 2009 and December 31, 2008.

In April 2005, the Company acquired certain working interests in 46,861 gross (26,908 net) acres located in Culberson County, Texas from an entity partially owned by a person who became an executive officer of the Company immediately following such acquisition. In connection with this acquisition, such entity retained a 2% overriding royalty interest in the acquired properties, which overriding royalty interest later became owned equally by such officer and a non-officer employee of the Company. During the three and six months ended June 30, 2009 and 2008, no payments were made related to this overriding royalty interest. Effective March 31, 2008, the executive officer involved in this matter resigned from the Company.

Working interests owned by employees. As part of the Henry Properties acquisition, the Company purchased oil and natural gas properties in which certain employees owned interests. The Company distributed revenues to these employees totaling approximately $32,000 and $62,000 for the three and six months ended June 30, 2009, respectively, and received joint interest payments from these employees of approximately $245,000 and $884,000 for the three and six months ended June 30, 2009, respectively. At June 30, 2009 and December 31, 2008, the Company was owed by these employees approximately $63,000 and $300,000, respectively, which is reflected in accounts receivable—related parties.

Note N.	Net income (loss) per share

Basic net income (loss) per share is computed by dividing net income (loss) applicable to common shareholders by the weighted average number of common shares treated as outstanding for the period. All capital options were exercised prior to March 31, 2008.

The computation of diluted income (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock that are dilutive to income (loss) were exercised or converted into common stock or resulted in the issuance of common stock that would then share in the earnings of the Company. These amounts include unexercised stock options and restricted stock (as issued under the Plan and described in Note G). Potentially dilutive effects are calculated using the treasury stock method.

The following table is a reconciliation of the basic weighted average common shares outstanding to diluted weighted average common shares outstanding (in thousands):

	Three months ended		Six months ended
	June 30		June 30,
	2009	2008	2009	2008

Weighted average common shares outstanding:
Basic	84,799	75,665	84,665	75,569
Dilutive capital options	–	–	–	12
Dilutive common stock options	–	–	–	1,206
Dilutive restricted stock	–	–	–	247

Diluted	84,799	75,665	84,665	77,034

For the three and six months ended June 30, 2009, the computation of diluted net loss per share was anti-dilutive due to the net loss reported by the Company; therefore, the amounts reported for basic and diluted net loss per share were the same. For the three and six months ended June 30, 2009, 492,810 shares of restricted stock, respectively, and 2,403,336 stock options, respectively, were not included in the computation of diluted loss per share, as inclusion of these items would be anti-dilutive.

For the three months ended June 30, 2008, the computation of diluted net loss per share was anti-dilutive due to the net loss reported by the Company; therefore, the amounts reported for basic and diluted net loss per share were the same. For the three and six months ended June 30, 2008, 379,794 and 24,914 shares of restricted stock, respectively, and 3,043,971 and 305,278 stock options, respectively, were not included in the computation of diluted loss per share, as inclusion of these items would be anti-dilutive.

Note O.	Other current liabilities

The following table provides the components of the Company’s other current liabilities at June 30, 2009 and December 31, 2008 (in thousands):

	June 30,	December 31,
	2009	2008

Other current liabilities:
Accrued production costs	$18,229	$15,489
Payroll related matters	11,843	11,290
Accrued interest	2,299	353
Asset retirement obligations	2,706	2,611
Other	3,072	8,314

Other current liabilities	$38,149	$38,057

Note P.	Subsidiary guarantors

All of the Company’s wholly-owned subsidiaries have fully and unconditionally guaranteed the Credit Facility of the Company (see Note J). In accordance with practices accepted by the SEC, the Company has prepared Consolidating Condensed Financial Statements in order to quantify the assets and results of operations of such subsidiaries as subsidiary guarantors. The following Consolidating Condensed Balance Sheets at June 30, 2009 and December 31, 2008, and Consolidating Statements of Operations for the three and six months ended June 30, 2009 and 2008 and Consolidating Condensed Statements of Cash Flows for the six months ended June 30, 2009 and 2008, present financial information for Concho Resources Inc. as the Parent on a stand-alone basis (carrying any investments in subsidiaries under the equity method), financial information for the subsidiary guarantors on a stand-alone basis (carrying any investment in non-guarantor subsidiaries under the equity method), and the consolidation and elimination entries necessary to arrive at the information for the Company on a consolidated basis. All current and deferred taxes are recorded on Concho Resources Inc., as the subsidiaries are flow-through entities for tax purposes. The subsidiary guarantors are not restricted from making distributions to the Company.

Consolidating condensed balance sheet
June 30, 2009

	Parent	Subsidiary	Consolidating
(in thousands)	issuer	guarantors	entries	Total

Assets
Accounts receivable—related parties	$1,992,996	$1,641,913	$(3,634,735)	$174
Other current assets	34,085	133,020	–	167,105
Total oil and natural gas properties, net	–	2,472,023	–	2,472,023
Other property and equipment, net	–	15,143	–	15,143
Investment in subsidiaries	742,592	–	(742,592)	–
Total other long-term assets	45,426	64,928	–	110,354

Total assets	$2,815,099	$4,327,027	$(4,377,327)	$2,764,799

Liabilities and equity
Accounts payable—related parties	$264,149	$3,371,938	$(3,634,735)	$1,352
Other current liabilities	21,234	196,845	–	218,079
Other long-term liabilities	580,161	15,652	–	595,813
Long-term debt	660,000	–	–	660,000
Equity	1,289,555	742,592	(742,592)	1,289,555

Total liabilities and equity	$2,815,099	$4,327,027	$(4,377,327)	$2,764,799

Consolidating condensed balance sheet
December 31, 2008

	Parent	Subsidiary	Consolidating
(in thousands)	issuer	guarantors	entries	Total

Assets
Accounts receivable—related parties	$2,500,186	$1,432,829	$(3,932,701)	$314
Other current assets	120,406	158,063	–	278,469
Total oil and natural gas properties, net	–	2,386,584	–	2,386,584
Other property and equipment, net	–	14,820	–	14,820
Investment in subsidiaries	734,969	–	(734,969)	–
Total other long-term assets	73,538	61,478	–	135,016

Total assets	$3,429,099	$4,053,774	$(4,667,670)	$2,815,203

Liabilities and equity
Accounts payable—related parties	$860,758	$3,072,255	$(3,932,701)	$312
Other current liabilities	39,424	231,082	–	270,506
Other long-term liabilities	573,763	15,468	–	589,231
Long-term debt	630,000	–	–	630,000
Equity	1,325,154	734,969	(734,969)	1,325,154

Total liabilities and equity	$3,429,099	$4,053,774	$(4,667,670)	$2,815,203

Consolidating condensed statement of operations
For the three months ended June 30, 2009

	Parent	Subsidiary	Consolidating
(in thousands)	issuer	guarantors	entries	Total

Total operating revenues	$–	$127,332	$–	$127,332
Total operating costs and expenses	(72,075)	(108,146)	–	(180,221)

Income (loss) from operations	(72,075)	19,186	–	(52,889)
Interest expense	(6,200)	–	–	(6,200)
Other, net	19,366	180	(19,366)	180

Income (loss) before income taxes	(58,909)	19,366	(19,366)	(58,909)
Income tax benefit	25,691	–	–	25,691

Net income (loss)	$(33,218)	$19,366	$(19,366)	$(33,218)

Consolidating condensed statement of operations
For the three months ended June 30, 2008

	Parent	Subsidiary	Consolidating
(in thousands)	issuer	guarantors	entries	Total

Total operating revenues	$(13,293)	$150,676	$–	$137,383
Total operating costs and expenses	(71)	(157,327)	–	(157,398)

Loss from operations	(13,364)	(6,651)	–	(20,015)
Interest expense	(3,885)	–	–	(3,885)
Other, net	(6,340)	311	6,340	311

Loss before income taxes	(23,589)	(6,340)	6,340	(23,589)
Income tax benefit	9,169	–	–	9,169

Net loss	$(14,420)	$(6,340)	$6,340	$(14,420)

Consolidating condensed statement of operations
For the six months ended June 30, 2009

	Parent	Subsidiary	Consolidating
(in thousands)	issuer	guarantors	entries	Total

Total operating revenues	$–	$213,334	$–	$213,334
Total operating costs and expenses	(77,293)	(205,563)	–	(282,856)

Income (loss) from operations	(77,293)	7,771	–	(69,522)
Interest expense	(10,570)	–	–	(10,570)
Other, net	7,623	(148)	(7,623)	(148)

Income (loss) before income taxes	(80,240)	7,623	(7,623)	(80,240)
Income tax benefit	33,797	–	–	33,797

Net income (loss)	$(46,443)	$7,623	$(7,623)	$(46,443)

Consolidating condensed statement of operations
For the six months ended June 30, 2008

	Parent	Subsidiary	Consolidating
(in thousands)	issuer	guarantors	entries	Total

Total operating revenues	$(20,795)	$264,889	$–	$244,094
Total operating costs and expenses	(144)	(222,637)	–	(222,781)

Income (loss) from operations	(20,939)	42,252	–	21,313
Interest expense	(9,500)	–	–	(9,500)
Other, net	43,583	1,331	(43,583)	1,331

Income before income taxes	13,144	43,583	(43,583)	13,144
Income tax expense	(5,199)	–	–	(5,199)

Net income	$7,945	$43,583	$(43,583)	$7,945

Consolidating condensed statement of cash flows
For the six months ended June 30, 2009

	Parent	Subsidiary	Consolidating
(in thousands)	issuer	guarantors	entries	Total

Net cash flows provided by (used in) operating activities	$(93,214)	$211,446	$–	$118,232
Net cash flows provided by (used in) investing activities	56,534	(219,362)	–	(162,828)
Net cash flows provided by (used in) financing activities	36,731	(6,806)	–	29,925

Net increase (decrease) in cash and cash equivalents	51	(14,722)	–	(14,671)
Cash and cash equivalents at beginning of period	–	17,752	–	17,752

Cash and cash equivalents at end of period	$51	$3,030	$–	$3,081

Consolidating condensed statement of cash flows
For the six months ended June 30, 2008

	Parent	Subsidiary	Consolidating
(in thousands)	issuer	guarantors	entries	Total

Net cash flows provided by operating activities	$39,505	$123,443	$–	$162,948
Net cash flows used in investing activities	(16,387)	(125,740)	–	(142,127)
Net cash flows provided by (used in) financing activities	(22,774)	3,245	–	(19,529)

Net increase in cash and cash equivalents	344	948	–	1,292
Cash and cash equivalents at beginning of period	107	30,317	–	30,424

Cash and cash equivalents at end of period	$451	$31,265	$–	$31,716

Note Q.	Subsequent events

The Company has evaluated subsequent events through August 6, 2009, which was the date these financial statements were issued.

Note R.	Supplementary information

Capitalized costs (in thousands):

	June 30,	December 31,
	2009	2008

Oil and natural gas properties:
Proved	$2,608,138	$2,316,330
Unproved	277,137	377,244
Less: accumulated depletion	(413,252)	(306,990)

Net capitalized costs for oil and natural gas properties	$2,472,023	$2,386,584

Costs incurred for oil and natural gas producing activitiesa (in thousands):

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008

Property acquisition costs:[b]
Proved	$(68)	$(104)	$(1,008)	$1
Unproved	3,361	587	4,582	1,349
Exploration	61,131	21,136	84,940	50,701
Development	31,450	46,365	115,229	71,242

Total costs incurred for oil and natural gas properties	$95,874	$67,984	$203,743	$123,293

(a)	The costs incurred for oil and natural gas producing activities includes the following amounts of asset retirement obligations (in thousands):

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008

Proved property acquisition costs	$–	$–	$–	$–
Exploration costs	52	168	220	194
Development costs	(3,878)	1,245	(2,727)	443

Total	$(3,826)	$1,413	$(2,507)	$637

(b)	During the three and six months ended June 30, 2009, the Company adjusted the purchase price allocation related to the acquisition of the Henry Properties. This adjustment reduced the proved acquisition costs by $80,000 and $1,020,000 during the three and six months ended June 30, 2009, respectively, while the unproved acquisition costs were decreased by $298,000 and increased by $293,000 during the three and six months ended June 30, 2009, respectively.

Report of independent registered public accounting firm

Board of Directors and Stockholders
Concho Resources Inc.

We have audited the accompanying consolidated balance sheets of Concho Resources Inc. (a Delaware corporation) and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Concho Resources Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Concho Resources Inc.’s internal control over financial reporting as of December 31, 2008 (not included herein), based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 27, 2009 expressed an unqualified opinion thereon.

/s/  GRANT THORNTON LLP
February 27, 2009 (except for the subsidiary guarantor disclosure in Note Q, as to which the date is September 9, 2009)
Tulsa, Oklahoma

Concho Resources Inc.
Consolidated balance sheets

	December 31,
(in thousands, except share and per share data)	2008	2007

Assets
Current assets:
Cash and cash equivalents	$17,752	$30,424
Accounts receivable, net of allowance for doubtful accounts:
Oil and gas	48,793	36,735
Joint operations and other	92,833	21,183
Related parties	314	–
Derivative instruments	113,149	1,866
Deferred income taxes	–	13,502
Prepaid costs and other	5,942	4,273

Total current assets	278,783	107,983

Property and equipment, at cost:
Oil and gas properties, successful efforts method	2,693,574	1,555,018
Accumulated depletion and depreciation	(306,990)	(167,109)

Total oil and gas properties, net	2,386,584	1,387,909
Other property and equipment, net	14,820	7,085

Total property and equipment, net	2,401,404	1,394,994

Deferred loan costs, net	15,701	3,426
Inventory	19,956	1,459
Intangible asset, net—operating rights	37,768	–
Noncurrent derivative instruments	61,157	–
Other assets	434	367

Total assets	$2,815,203	$1,508,229

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable:
Trade	$7,462	$14,222
Related parties	312	2,119
Other current liabilities:
Bank overdrafts	9,434	5,651
Revenue payable	22,286	14,494
Accrued and prepaid drilling costs	154,196	39,276
Derivative instruments	1,866	36,414
Deferred income taxes	37,205	–
Current portion of long-term debt	–	2,000
Other current liabilities	38,057	14,466

Total current liabilities	270,818	128,642

Long-term debt	630,000	325,404
Noncurrent derivative instruments	–	10,517
Deferred income taxes	573,763	259,070
Asset retirement obligations and other long-term liabilities	15,468	9,198
Commitments and contingencies (Note K)
Stockholders’ equity:
Preferred stock, $0.001 par value; 10,000,000 shares authorized; none issued and outstanding at December 31, 2008 and 2007	–	–
Common stock, $0.001 par value; 300,000,000 shares authorized; 84,828,824 and 75,832,310 shares issued at December 31, 2008 and 2007, respectively	85	76
Additional paid-in capital	1,009,025	752,380
Notes receivable from employees	–	(330)
Retained earnings	316,169	37,467
Accumulated other comprehensive loss	–	(14,195)
Treasury stock, at cost; 3,142 and no shares at December 31, 2008 and 2007, respectively	(125)	–

Total stockholders’ equity	1,325,154	775,398

Total liabilities and stockholders’ equity	$2,815,203	$1,508,229

The accompanying notes are an integral part of these consolidated financial statements.

Concho Resources Inc.
Consolidated statements of operations

	Years ended December 31,
(in thousands, except per share amounts)	2008	2007	2006

Operating revenues:
Oil sales	$390,945	$195,596	$131,773
Natural gas sales	142,844	98,737	66,517

Total operating revenues	533,789	294,333	198,290

Operating costs and expenses:
Oil and gas production	91,234	54,267	37,822
Exploration and abandonments	38,468	29,098	5,612
Depreciation, depletion and amortization	123,912	76,779	60,722
Accretion of discount on asset retirement obligations	889	444	287
Impairments of long-lived assets	18,417	7,267	9,891
General and administrative (including non-cash stock-based compensation of $5,223, $3,841 and $9,144 for the years ended December 31, 2008, 2007 and 2006, respectively)	40,776	25,177	21,721
Bad debt expense	2,905	–	–
Contract drilling fees—stacked rigs	–	4,269	–
Ineffective portion of cash flow hedges	(1,336)	821	(1,193)
(Gain) loss on derivatives not designated as hedges	(249,870)	20,274	–

Total operating costs and expenses	65,395	218,396	134,862

Income from operations	468,394	75,937	63,428

Other income (expense):
Interest expense	(29,039)	(36,042)	(30,567)
Other, net	1,432	1,484	1,186

Total other expense	(27,607)	(34,558)	(29,381)

Income before income taxes	440,787	41,379	34,047
Income tax expense	(162,085)	(16,019)	(14,379)

Net income	278,702	25,360	19,668
Preferred stock dividends	–	(45)	(1,244)
Effect of induced conversion of preferred stock	–	–	11,601

Net income applicable to common shareholders	$278,702	$25,315	$30,025

Basic earnings per share:
Net income per share	$3.52	$0.39	$0.63

Weighted average shares used in basic earnings per share	79,206	64,316	47,287

Diluted earnings per share:
Net income per share	$3.46	$0.38	$0.59

Weighted average shares used in diluted earnings per share	80,587	66,309	50,729

The accompanying notes are an integral part of these consolidated financial statements.

Concho Resources Inc.
Consolidated statements of stockholders’ equity

						Notes
						receivable	Retained	Accumulated
	6% Series A				Additional	from	earnings	other			Total
	preferred stock		Common stock		paid-in	officers and	(accumulated	comprehensive	Treasury stock		stockholders’
(in thousands)	Shares	Amount	Shares	Amount	capital	employees	deficit)	income (loss)	Shares	Amount	equity

Balance at December 31, 2005	12,959	$130	8,142	$8	$135,876	$(9,012)	$(6,272)	$(11,060)	–	$–	$109,670
Comprehensive income:
Net income	–	–	–	–	–	–	19,668	–	–	–	19,668
Deferred hedge gains, net of tax of $4,200	–	–	–	–	–	–	–	7,736	–	–	7,736
Net settlement losses included in earnings, net of taxes of $2,030	–	–	–	–	–	–	–	3,738	–	–	3,738

Total comprehensive income											31,142
Issuance of subscribed units	4,518	45	2,259	2	45,329	(3,158)	–	–	–	–	42,218
Issuance of common stock	–	–	578	1	577	–	–	–	–	–	578
Conversion of preferred stock	(17,477)	(175)	13,106	13	162	–	–	–	–	–	–
Issuance of common stock for acquisition	–	–	34,795	35	384,301	–	–	–	–	–	384,336
Stock-based compensation for restricted stock	–	–	214	–	1,044	–	–	–	–	–	1,044
Cancellation of restricted stock	–	–	(1)	–	–	–	–	–	–	–	–
Stock-based compensation for stock options	–	–	–	–	7,125	–	–	–	–	–	7,125
Stock-based compensation on issuance of units	–	–	–	–	975	–	–	–	–	–	975
Accrued interest—officer and employee notes	–	–	–	–	–	(688)	–	–	–	–	(688)
6% Series A preferred stock dividends	–	–	–	–	–	–	(1,244)	–	–	–	(1,244)

Balance at December 31, 2006	–	–	59,093	59	575,389	(12,858)	12,152	414	–	–	575,156
Comprehensive income:
Net income	–	–	–	–	–	–	25,360	–	–	–	25,360
Deferred hedge losses, net of taxes of $13,204	–	–	–	–	–	–	–	(20,579)	–	–	(20,579)
Net settlement losses included in earnings, net of taxes of $3,830	–	–	–	–	–	–	–	5,970	–	–	5,970

Total comprehensive income											10,751
Stock-based compensation for restricted stock	–	–	138	–	1,378	–	–	–	–	–	1,378
Cancellation of restricted stock	–	–	(2)	–	–	–	–	–	–	–	–
Stock-based compensation for stock options	–	–	–	–	2,463	–	–	–	–	–	2,463
Amendment of certain outstanding stock options due to 409A modification	–	–	83	–	(192)	–	–	–	–	–	(192)
Issuance of common stock for acquisition obligation	–	–	54	–	650	–	–	–	–	–	650
Net proceeds from initial public equity offering	–	–	16,466	17	172,692	–	–	–	–	–	172,709
Proceeds from notes receivable—officers and employees	–	–	–	–	–	12,830	–	–	–	–	12,830
Accrued interest—officer and employee notes	–	–	–	–	–	(302)	–	–	–	–	(302)
6% Series A preferred stock dividends	–	–	–	–	–	–	(45)	–	–	–	(45)

Balance at December 31, 2007	–	–	75,832	76	752,380	(330)	37,467	(14,195)	–	–	775,398
Comprehensive income:
Net income	–	–	–	–	–	–	278,702	–	–	–	278,702
Deferred hedge losses, net of taxes of $3,121	–	–	–	–	–	–	–	(4,864)	–	–	(4,864)
Net settlement losses included in earnings, net of taxes of $12,228	–	–	–	–	–	–	–	19,059	–	–	19,059

Total comprehensive income											292,897
Issuance of common stock	–	–	8,303	8	242,418	–	–	–	–	–	242,426
Stock options exercised	–	–	612	1	5,390	–	–	–	–	–	5,391
Stock-based compensation for restricted stock	–	–	128	–	2,122	–	–	–	–	–	2,122
Cancellation of restricted stock	–	–	(46)	–	–	–	–	–	–	–	–
Stock-based compensation for stock options	–	–	–	–	3,101	–	–	–	–	–	3,101
Excess tax benefits related to stock-based compensation	–	–	–	–	3,614	–	–	–	–	–	3,614
Proceeds from notes receivable—employees	–	–	–	–	–	333	–	–	–	–	333
Accrued interest—employee notes	–	–	–	–	–	(3)	–	–	–	–	(3)
Purchase of treasury stock	–	–	–	–	–	–	–	–	3	(125)	(125)

Balance at December 31, 2008	–	$–	84,829	$85	$1,009,025	$–	$316,169	$–	3	$(125)	$1,325,154

The accompanying notes are an integral part of these consolidated financial statements.

Concho Resources Inc.
Consolidated statements of cash flows

	Years ended December 31,
(in thousands)	2008	2007	2006

Cash flows from operating activities:
Net income	$278,702	$25,360	$19,668
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	123,912	76,779	60,722
Impairments of long-lived assets	18,417	7,267	9,891
Accretion of discount on asset retirement obligations	889	444	287
Exploration expense, including dry holes	35,328	25,009	3,387
Non-cash compensation expense	5,223	3,841	9,144
Deferred income taxes	153,484	13,716	12,618
Gain on sale of assets	(777)	(368)	(3)
Ineffective portion of cash flow hedges	(1,336)	821	(1,193)
(Gain) loss on derivatives not designated as hedges	(249,870)	20,274	–
Dedesignated cash flow hedges reclassified from accumulated other comprehensive income (loss)	696	(1,103)	–
Other non-cash items	6,517	3,376	1,150
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	42,514	(5,759)	(27,683)
Prepaid costs and other	(5,542)	(169)	(2,162)
Inventory	(16,819)	(150)	(291)
Accounts payable	(25,234)	(3,493)	13,853
Revenue payable	7,074	4,593	2,372
Other current liabilities	18,219	(669)	10,421

Net cash provided by operating activities	391,397	169,769	112,181

Cash flows from investing activities:
Capital expenditures on oil and gas properties	(347,702)	(162,378)	(182,389)
Acquisition of oil and gas properties, businesses and other assets	(584,220)	(255)	(413,229)
Additions to other property and equipment	(8,808)	(2,813)	(1,234)
Proceeds from the sale of oil and gas properties and other assets	1,034	3,278	–
Settlements received (paid) on derivatives not designated as hedges	(6,354)	1,815	–

Net cash used in investing activities	(946,050)	(160,353)	(596,852)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	767,800	300,200	664,993
Payments of long-term debt	(465,700)	(468,800)	(241,493)
Exercise of stock options	5,391	–	–
Excess tax benefit from stock-based compensation	3,614	–	–
Net proceeds from issuance of common stock	242,426	172,709	61,178
Payments of preferred stock dividends	–	(132)	(2,567)
Proceeds from repayment of officer and employee notes	333	12,830	–
Payments for loan origination costs	(15,541)	(2,572)	(5,500)
Purchase of treasury stock	(125)	–	–
Bank overdrafts	3,783	5,651	–

Net cash provided by financing activities	541,981	19,886	476,611

Net increase (decrease) in cash and cash equivalents	(12,672)	29,302	(8,060)
Cash and cash equivalents at beginning of period	30,424	1,122	9,182

Cash and cash equivalents at end of period	$17,752	$30,424	$1,122

Supplemental cash flows:
Cash paid for interest and fees, net of $1,233, $2,647 and $2,129 capitalized interest	$27,747	$41,036	$23,882
Cash paid for income taxes	$11,304	$2,050	$1,725
Non-cash investing and financing activities:
Issuance of common stock in acquisition of oil and gas properties and other assets	$–	$650	$384,336
Deferred tax effect of acquired oil and gas properties	$206,497	$(444)	$227,735
Issuance of notes receivable in connection with capital options	$–	$–	$3,158

The accompanying notes are an integral part of these consolidated financial statements.

Concho Resources Inc.
Notes to consolidated financial statements
December 31, 2008, 2007 and 2006

Note A.	Organization and nature of operations

Concho Resources Inc. (“Resources”) is a Delaware corporation formed by Concho Equity Holdings Corp. (“CEHC”) on February 22, 2006, for purposes of effecting the combination of CEHC, Chase Oil Corporation, Caza Energy LLC (“Caza”) and certain other parties thereto (collectively with Chase Oil Corporation and Caza, the “Chase Group”). Pursuant to the Combination Agreement dated February 24, 2006, Resources acquired working interests in oil and natural gas properties in Southeast New Mexico from the Chase Group (the “Chase Group Properties”) and issued shares of Resources common stock to certain stockholders of CEHC in exchange for their capital stock of CEHC. CEHC is a Delaware corporation formed on April 21, 2004 by certain members of Resources’ management team and private equity investors. CEHC commenced substantial oil and gas operations in December 2004 upon its acquisition of oil and gas properties located in Southeast New Mexico and West Texas. The combination transaction described above (the “Combination”) was accounted for as an acquisition by CEHC of the Chase Group Properties and a simultaneous reorganization of Resources such that CEHC is now a wholly-owned subsidiary of Resources. Prior to the Combination, Resources had no assets, operations or net equity. Upon the closing of the Combination, the executive officers of CEHC became the executive officers of Resources. Resources and its wholly-owned subsidiaries are collectively referred to herein as the “Company.”

In the Combination, CEHC’s shareholders received 23,767,691 shares of common stock of the Company in exchange for their preferred and common shares of CEHC, excluding eighteen holders owning an aggregate of 254,621 shares of CEHC 6% Series A Preferred Stock and 127,313 shares of CEHC common stock, as discussed in Note F. In addition, the Chase Group transferred the Chase Group Properties to the Company in exchange for cash in the aggregate amount of approximately $409 million and 34,794,638 shares of the Company’s common stock. In connection with the Company’s initial public offering and secondary public offering (see Note F), the Chase Group sold a total of 18,638,014 shares of the Company’s common stock. At December 31, 2008 and December 31, 2007, the Chase Group owned approximately 9 percent and 21 percent, respectively, of the total outstanding common stock of the Company.

The Company’s principal business is the acquisition, development, exploitation and exploration of oil and gas properties in the Permian Basin region of Southeast New Mexico and West Texas.

Note B.	Summary of significant accounting policies

Principles of consolidation. The consolidated financial statements of the Company include the accounts of the Company and its wholly-owned subsidiaries, including CEHC. All material intercompany balances and transactions have been eliminated.

Use of estimates in the preparation of financial statements. Preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. Depletion of oil and gas properties are determined using estimates of proved oil and gas reserves. There are numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. Similarly, evaluations for impairment of proved and unproved oil and gas properties are subject to numerous uncertainties including, among others, estimates of future recoverable reserves and commodity price outlooks. Other significant estimates include, but are not limited to, the asset retirement obligations, fair value of derivative financial instruments, purchase price allocations for business and oil and gas property acquisitions and fair value of stock-based compensation.

Cash equivalents. The Company considers all cash on hand, depository accounts held by banks, money market accounts and investments with an original maturity of three months or less to be cash equivalents. The Company’s cash and cash equivalents are held in a few financial institutions in amounts that exceed the insurance limits of the Federal Deposit Insurance Corporation. However, management believes that the Company’s counterparty risks are minimal based on the reputation and history of the institutions selected.

Accounts receivable. The Company sells oil and gas to various customers and participates with other parties in the drilling, completion and operation of oil and gas wells. Joint interest and oil and gas sales receivables related to these operations are generally unsecured. The Company determines joint interest operations accounts receivable allowances based on management’s assessment of the creditworthiness of the joint interest owners and the Company’s ability to realize the receivables through netting of anticipated future production revenues. Receivables are considered past due if full payment is not received by the contractual due date. Past due accounts are generally written off against the allowance for doubtful accounts only after all collection attempts have been exhausted. The Company had an allowance for doubtful accounts of approximately $2.9 million and none at December 31, 2008 and 2007, respectively, and the Company did not write off any receivables against the allowance for doubtful accounts in 2008, 2007 or 2006.

Assets held for sale. The Company capitalizes the costs of acquiring oil and gas leaseholds held for resale, including lease bonuses and any advance rentals required at the time of assignment of the lease to the Company. Advance rentals paid after assignment are charged to expense as carrying costs in the period incurred. Costs of oil and gas leases held for resale are valued at lower of cost or net realizable value and included in current assets since they could be sold within one year, although the holding period of individual leases may be in excess of one year. The cost of oil and gas leases sold is determined on a specific identification basis.

Inventory. Inventory consists primarily of tubular goods that the Company plans to utilize in its ongoing exploration and development activities and is carried at the lower of cost or market value, on a weighted average cost basis.

Deferred loan costs. Deferred loan costs are stated at cost, net of amortization, which is computed using the effective interest and straight-line methods. The Company had deferred loan costs of $15.7 million and $3.4 million, net of accumulated amortization of $3.3 million and $3.6 million, at December 31, 2008 and December 31, 2007, respectively.

Future amortization expense of deferred loan costs at December 31, 2008 is as follows (in thousands):

2009	$3,426
2010	3,426
2011	3,426
2012	3,426
2013	1,997

Total	$15,701

Oil and gas properties. The Company utilizes the successful efforts method of accounting for its oil and gas properties under the provisions of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 19, “Financial Accounting and Reporting by Oil and Gas Producing Companies.” Under this method all costs associated with productive wells and nonproductive development wells are capitalized, while nonproductive exploration costs are expensed. Capitalized acquisition costs relating to proved properties are depleted using the unit-of-production method based on proved reserves. The depletion of capitalized exploratory drilling and development costs is based on the unit-of-production method using proved developed reserves on a field basis.

The Company generally does not carry the costs of drilling an exploratory well as an asset in its Consolidated Balance Sheets for more than one year following the completion of drilling unless the exploratory well finds oil and gas reserves in an area requiring a major capital expenditure and both of the following conditions are met:

(i) The well has found a sufficient quantity of reserves to justify its completion as a producing well.

(ii) The Company is making sufficient progress assessing the reserves and the economic and operating viability of the project.

Due to the capital intensive nature and the geographical location of certain projects, it may take the Company longer than one year to evaluate the future potential of the exploration well and economics associated with making a determination on its commercial viability. In these instances, the project’s feasibility is not contingent upon price improvements or advances in technology, but rather the Company’s ongoing efforts and expenditures related to accurately predicting the hydrocarbon recoverability based on well information, gaining access to other companies’ production, transportation or processing facilities and/or getting partner approval to drill additional appraisal wells. These activities are ongoing and being pursued constantly. Consequently, the Company’s assessment of suspended exploratory well costs is continuous until a decision can be made that the well has found proved reserves or is noncommercial and is charged to exploration and abandonments expense. See Note C for additional information regarding the Company’s suspended exploratory well costs.

Proceeds from the sales of individual properties and the capitalized costs of individual properties sold or abandoned are credited and charged, respectively, to accumulated depletion. Generally, no gain or loss is recognized until the entire amortization base is sold. However, gain or loss is recognized from the sale of less than an entire amortization base if the disposition is significant enough to materially impact the depletion rate of the remaining properties in the amortization base. Ordinary maintenance and repair costs are expensed as incurred.

Costs of significant nonproducing properties, wells in the process of being drilled and development projects are excluded from depletion until such time as the related project is developed and proved reserves are established or impairment is determined. The Company capitalizes interest, if debt is outstanding, on expenditures for significant development projects until such projects are ready for their intended use. At December 31, 2008 and 2007 the Company had excluded $27.8 million and $19.0 million, respectively, of capitalized costs from depletion and had capitalized interest of $1.2 million, $2.6 million and $2.1 million, during 2008, 2007 and 2006, respectively.

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company reviews its long-lived assets to be held and used, including proved oil and gas properties, whenever events or circumstances indicate that the carrying value of those assets may not be recoverable. An impairment loss is indicated if the sum of the expected future cash flows is less than the carrying amount of the assets. In this circumstance, the Company recognizes an impairment loss for the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. The Company reviews its oil and gas properties by amortization base or by individual well for those wells not constituting part of an amortization base. For each property determined to be impaired, an impairment loss equal to the difference between the carrying value of the properties and the estimated fair value (discounted future cash flows) of the properties would be recognized at that time. Estimating future cash flows involves the use of judgments, including estimation of the proved and unproved oil and gas reserve quantities, timing of development and production, expected future commodity prices, capital expenditures and production costs. The Company recognized impairment expense of $18.4 million, $7.3 million and $9.9 million during the years ended December 31, 2008, 2007 and 2006, respectively, related to its proved oil and gas properties.

Unproved oil and gas properties are each periodically assessed for impairment by considering future drilling plans, the results of exploration activities, commodity price outlooks, planned future sales or expiration of all or a portion of such projects. During the years ended December 31, 2008, 2007 and 2006, the Company recognized expense of $31.6 million, $3.1 million and $0.2 million, respectively, related to abandoned prospects, which is included in exploration and abandonments in the accompanying consolidated statements of operations.

Other property and equipment. Other capital assets include buildings, vehicles, computer equipment and software, telecommunications equipment, leasehold improvements and furniture and fixtures. These items are recorded at cost and are depreciated using the straight-line method based on expected lives of the individual assets or group of assets ranging from two to 15 years.

Intangible assets. The Company has capitalized certain operating rights acquired in an acquisition, see Note D. The gross operating rights of approximately $38.4 million, which have no residual value, are amortized over the estimated economic life of approximately 25 years. Impairment will be assessed if indicators of potential impairment exist or when there is a material change in the remaining useful economic life. Amortization expense for the year ended

December 31, 2008 was approximately $0.6 million. The following table reflects the estimated aggregate amortization expense for each of the periods presented below (in thousands):

2009	$1,536
2010	1,536
2011	1,536
2012	1,536
2013	1,536
Thereafter	30,088

Total	$37,768

Environmental. The Company is subject to extensive Federal, state and local environmental laws and regulations. These laws, which are often changing, regulate the discharge of materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites. Environmental expenditures are expensed. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed. Liabilities for expenditures of a noncapital nature are recorded when environmental assessment and/or remediation is probable and the costs can be reasonably estimated. Such liabilities are generally undiscounted unless the timing of cash payments is fixed and readily determinable. Management believes no material liabilities of this nature existed at December 31, 2008 or 2007.

Oil and gas sales and imbalances. Oil and gas revenues are recorded at the time of delivery of such products to pipelines for the account of the purchaser or at the time of physical transfer of such products to the purchaser. The Company follows the sales method of accounting for oil and gas sales, recognizing revenues based on the Company’s share of actual proceeds from the oil and gas sold to purchasers. Oil and gas imbalances are generated on properties for which two or more owners have the right to take production “in-kind” and, in doing so, take more or less than their respective entitled percentage. Imbalances are tracked by well, but the Company does not record any receivable from or payable to the other owners unless the imbalance has reached a level at which it exceeds the remaining reserves in the respective well. If reserves are insufficient to offset the imbalance and the Company is in an overtake position, a liability is recorded for the amount of shortfall in reserves valued at a contract price or the market price in effect at the time the imbalance is generated. If the Company is in an undertake position, a receivable is recorded for an amount that is reasonably expected to be received, not to exceed the current market value of such imbalance.

The following table reflects the Company’s gas imbalance positions at December 31, 2008 and 2007 as well as amounts reflected in oil and gas production expense for the years ended December 31, 2008 and 2007 ($ in thousands):

	December 31,
	2008	2007

Gas imbalance liability (included in asset retirement obligations and other long-term liabilities)	$472	$621
Overtake position (Mcf)	85,698	96,215
Gas imbalance receivable (included in other assets)	$406	$367
Undertake position (Mcf)	90,321	81,569

	Years ended December 31,
	2008	2007

Value of net undertake arising during the year (reducing oil and gas production expense)	$189	$14
Net undertake position arising during the year (Mcf)	19,269	4,264

Derivative instruments and hedging. The Company applies the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. This statement requires the recognition of all derivative instruments as either assets or liabilities measured at fair value. The Company netted the fair value of derivative instruments by counterparty in the accompanying consolidated balance sheets where the right of offset exists as permitted by FASB Interpretation (“FIN”) No. 39, “Offsetting of Amounts Related to Certain Contracts”.

Under the provisions of SFAS No. 133, the Company may designate a derivative instrument as hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk (a “fair value hedge”) or as hedging the exposure to variability in expected future cash flows that are attributable to a particular risk (a “cash flow hedge”). Special accounting for qualifying hedges allows the effective portion of a derivative instrument’s gains and losses to offset related results on the hedged item in the statement of operations and requires that a company formally document, designate and assess the effectiveness of the transactions that receive hedge accounting treatment. Both at the inception of a hedge and on an ongoing basis, a hedge must be expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the underlying risk being hedged. If the Company determines that a derivative instrument is no longer highly effective as a hedge, it discontinues hedge accounting prospectively and future changes in the fair value of the derivative are recognized in current earnings. The amount already reflected in accumulated other comprehensive (loss) income (“AOCI”) remains there until the hedged item affects earnings or it is probable that the hedged item will not occur by the end of the originally specified time period or within two months thereafter. The Company assesses and measures hedge effectiveness at the end of each quarter.

In accordance with SFAS No. 133, changes in the fair value of derivative instruments that are fair value hedges are offset against changes in the fair value of the hedged assets, liabilities or firm commitments, through earnings. Effective changes in the fair value of derivative instruments that are cash flow hedges are recognized in AOCI and reclassified into earnings in the period in which the hedged item affects earnings. Ineffective portions of a derivative instrument’s change in fair value are immediately recognized in earnings. Derivative instruments that do not qualify, or cease to qualify, as hedges must be adjusted to fair value and the adjustments are recorded through net income.

Asset retirement obligations. The Company accounts for the obligations in accordance with SFAS No. 143, “Asset Retirement Obligations.” SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost included in the carrying amount of the related asset is allocated to expense through depreciation of the asset. Changes in the liability due to passage of time are recognized as an increase in the carrying amount of the liability and as corresponding accretion expense.

Treasury stock. Treasury stock purchases are recorded at cost. Upon reissuance, the cost of treasury shares held is reduced by the average purchase price per share of the aggregate treasury shares held.

General and administrative expense. The Company receives fees for the operation of jointly owned oil and gas properties and records such reimbursements as reductions of general and administrative expense. Such fees totaled approximately $4.9 million, $1.1 million and $0.8 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Stock-based compensation. The Company applies the provisions of SFAS No. 123R, “Share Based Payment,” to transactions in which the Company exchanges its equity instruments for employee services, and transactions in which the Company incurs liabilities that are based on the fair value of the Company’s equity instruments or that may be settled by the issuance of those equity instruments in exchange for employee services. The cost of employee services received in exchange for equity instruments, including employee stock options, is measured based on the grant-date fair value of those instruments. That cost is recognized as compensation expense over the requisite service period (generally the vesting period). Generally, no compensation cost is recognized for equity instruments that do not vest.

Income taxes. The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes.” Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that the related tax benefits will not be realized.

The Company adopted the provisions of FIN No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109,” on January 1, 2007. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109 and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Reclassifications. Certain prior period amounts have been reclassified to conform to the 2008 presentation. These reclassifications had no impact on net income, total stockholders’ equity or cash flows.

Recent accounting pronouncements. In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115,” which became effective in 2008. SFAS No. 159 permits entities to measure eligible financial assets, financial liabilities and firm commitments at fair value, on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other generally accepted accounting principles. The fair value measurement election is irrevocable and subsequent changes in fair value must be recorded in earnings. The Company adopted this statement January 1, 2008 and did not elect the fair value option for any of its eligible financial instruments or other items. As such, the adoption had no impact on the consolidated financial statements.

In April 2007, the FASB issued FASB Staff Position FIN 39-1, “Amendment of FASB Interpretation No. 39 “ (“FIN No. 39-1”). FIN No. 39-1 clarifies that a reporting entity that is party to a master netting arrangement can offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement. FIN No. 39-1 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Adoption of FIN No. 39-1 has not had a material impact on the Company’s consolidated financial statements.

In June 2007, the FASB ratified a consensus opinion reached by the Emerging Issues Task Force (“EITF”) on EITF Issue 06-11, “ Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards.” EITF Issue 06-11 requires an employer to recognize tax benefits realized from dividend or dividend equivalents paid to employees for certain share-based payment awards as an increase to additional paid-in capital and include such amounts in the pool of excess tax benefits available to absorb future tax deficiencies on share-based payment awards. If an entity’s estimate of forfeitures increases (or actual forfeitures exceed the entity’s estimates), or if an award is no longer expected to vest, entities should reclassify the dividends or dividend equivalents paid on that award from retained earnings to compensation cost. However, the tax benefits from dividends that are reclassified from additional paid-in capital to the income statement are limited to the entity’s pool of excess tax benefits available to absorb tax deficiencies on the date of reclassification. The consensus in EITF Issue 06-11 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2007. Retrospective application of EITF Issue 06-11 is not permitted. Early adoption is permitted; however, the Company did not adopt EITF Issue 06-11 until the required effective date of January 1, 2008. The adoption of EITF Issue 06-11 has not had a significant effect on the Company’s financial statements since the Company historically has accounted for the income tax benefits of dividends paid for share-based payment awards in the manner described in the consensus.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), ‘‘Business Combinations” (“SFAS No. 141(R)”), which replaces FASB Statement No. 141. SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS No. 141(R) also establishes disclosure requirements that will enable users to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is effective for acquisitions that occur in an entity’s fiscal year that begins after December 15, 2008, which will be our fiscal year 2009. The impact, if any, will depend on the nature and size of business combinations the Company consummates after the effective date.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” SFAS No. 160 requires that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS No. 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008, which will be the Company’s fiscal year 2009. Based upon the Company’s December 31, 2008 consolidated balance sheet, the statement would have no impact.

In December 2007, the SEC issued Staff Accounting Bulletin (“SAB”) No. 110, “ Share-Based Payment “ (“SAB No. 110”). SAB No. 110 amends SAB No. 107, “ Share-Based Payment,” and allows for the continued use, under certain circumstances, of the simplified method in developing an estimate of the expected term on stock options accounted for under SFAS No. 123R, “ Share-Based Payment (revised 2004).” SAB No. 110 is effective for stock options granted after December 31, 2007. The Company continued to use the simplified method in developing an estimate of the expected term on stock options granted in 2008. The Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term due to the limited period of time the Company’s shares of common stock have been publicly traded.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” which amends and expands the disclosure requirements of SFAS No. 133 to provide an enhanced understanding of an entity’s use of derivative instruments, how they are accounted for under SFAS No. 133 and their effect on the entity’s financial position, financial performance and cash flows. The provisions of SFAS No. 161 are effective as of January 1, 2009. The Company is currently evaluating the impact on its consolidated financial statements of adopting SFAS No. 161.

In April 2008, the FASB issued FASB Staff Position (“FSP”) No. SFAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP SFAS No. 142-3”). FSP SFAS No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). The intent of FSP SFAS No. 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141R and other applicable accounting literature. FSP SFAS No. 142-3 is effective for financial statements issued for—fiscal years beginning after December 15, 2008 and must be applied prospectively to intangible assets acquired after the effective date. The Company is currently evaluating the potential impact, if any, of FSP SFAS No. 142-3 on its financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (“GAAP”) in the United States of America. This statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.” The Company does not expect the adoption of SFAS No. 162 to have an impact on its consolidated financial statements.

In June 2008, the FASB issued Staff Position No. EITF 03-6-1 “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities,” (“FSP EITF 03-6-1”) which provides that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and, therefore, need to be included in the earnings allocation in computing earnings per share under the two class method. FSP EITF 03-6-1 was effective for us on January 1, 2009 and all prior-period EPS data (including any amounts related to interim periods, summaries of earnings and selected financial data) will be adjusted retroactively to conform to its provisions. Early application of FSP EITF 03-6-1 is not permitted. Although restricted stock awards meet this definition, the Company does not expect the application of FSP EITF 03-6-1 to have a significant impact on its reported earnings per share.

In October 2008, the FASB issued FSP No. SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active.” FSP No. SFAS 157-3 clarifies the application of SFAS No. 157 as it relates to the valuation of financial assets in a market that is not active for those financial assets. This FSP is effective immediately and includes those periods for which financial statements have not been issued. The Company currently does not have any financial assets that are valued using inactive markets, and as a result, the Company is not impacted by the issuance of FSP No. SFAS 157-3.

Recent developments in reserve reporting. The United States Securities and Exchange Commission (“SEC”) recently approved new disclosure rules that allow oil and natural gas companies to more accurately report their assets in terms of volumes and values that investors can understand and use to make informed decisions. The new reporting requirement is effective on December 15, 2009. The new disclosure requirements include provisions that:

•	permit the use of new technologies to determine proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserves volumes;

•	allow companies to disclose in SEC filed documents their probable and possible reserves to investors (currently, the SEC rules limit disclosure to only proved reserves);

•	require companies to report the independence and qualifications of a reserves preparer or auditor;

•	file reports when a third party is relied upon to prepare reserves estimates or conducts a reserves audit; and

•	report oil and gas reserves using an average price based upon the prior 12-month period rather than year-end prices.

The Company is currently evaluating the impact these new reserve reporting requirements will have on its consolidated financial statements.

Note C.	Exploratory well costs

The Company capitalizes exploratory well costs until a determination is made that the well has either found proved reserves or that it is impaired. The capitalized exploratory well costs are presented in unproved properties in the Consolidated Balance Sheets. If the exploratory well is determined to be impaired, the well costs are charged to expense.

The following table reflects the Company’s capitalized exploratory well activity during each of the years ended December 31, 2008, 2007 and 2006 (in thousands):

	Years ended December 31,
	2008	2007	2006

Beginning capitalized exploratory well costs	$21,056	$26,503	$4,370
Additions to exploratory well costs pending the determination of proved reserves	25,621	97,368	25,170
Reclassifications due to determination of proved reserves	(18,327)	(95,869)	(2,759)
Exploratory well costs charged to expense	(2,797)	(6,946)	(278)

Ending capitalized exploratory well costs	$25,553	$21,056	$26,503

The following table provides an aging at December 31, 2008 and 2007 of capitalized exploratory well costs based on the date the drilling was completed (in thousands):

	December 31,
	2008	2007

Wells in drilling progress	$7,765	$4,199
Capitalized exploratory well costs that have been capitalized for a period of one year or less	17,788	16,857
Capitalized exploratory well costs that have been capitalized for a period greater than one year	–	–

Total capitalized exploratory well costs	$25,553	$21,056

At December 31, 2008, the Company had 18 gross exploratory wells either drilling or waiting on results from completion. There are 4 wells in the New Mexico Permian area, 9 wells in the Texas Permian area, 3 wells in the Arkoma Basin in Arkansas and 2 wells in the Williston Basin of North Dakota.

Note D.	Acquisition and business combination

Henry Entities acquisition. On July 31, 2008, the Company closed our acquisition of Henry Petroleum LP and certain entities affiliated with Henry Petroleum LP (which we refer to as “Henry” or the “Henry Entities”) and additional non-operated interests in oil and gas properties from persons affiliated with the Henry Entities. In August 2008 and September 2008, we acquired additional non-operated interests in oil and gas properties from persons affiliated with the Henry Entities. The assets acquired in the Henry Entities acquisition are referred to as the “Henry Properties.” The Company paid $584.1 million in cash for the Henry Properties acquisition.

The cash paid for the Henry Properties acquisition was funded with (i) borrowings under the Company’s credit facility, see Note J, and (ii) proceeds from a private placement of approximately 8.3 million shares of the Company’s common stock, see Note F.

The Henry Properties acquisition is being accounted for using the purchase method of accounting for business combinations. Under the purchase method of accounting, the Company recorded the Henry Properties’ assets and liabilities at fair value. The purchase price of the acquired Henry Properties’ net assets is based on the total value of the cash consideration. The initial purchase price allocation is preliminary and subject to adjustment. Any future adjustments to the allocation of the total purchase price are not anticipated to be material to the Company’s consolidated financial statements.

The following tables represent the preliminary allocation of the total purchase price of the Henry Properties to the acquired assets and liabilities of the Henry Properties and the consideration paid for the Henry Properties. The allocation represents the fair values assigned to each of the assets acquired and liabilities assumed (in thousands):

Fair value of Henry Properties’ net assets:
Current assets, net of cash acquired of $19,049[a]	$86,321
Proved oil and gas properties	595,005
Unproved oil and gas properties	233,199
Other long-term assets	6,977
Intangible assets—operating rights	38,409

Total assets acquired	959,911

Current liabilities	(113,729)
Asset retirement obligations and other long-term liabilities	(7,529)
Noncurrent derivative liabilities	(39,037)
Deferred tax liability	(215,475)

Total liabilities assumed	(375,770)

Net purchase price	$584,141

Consideration paid for Henry Properties’ net assets:
Cash consideration paid, net of cash acquired of $19,049	$578,491
Acquisition costs[b]	5,650

Total purchase price	$584,141

(a)	Includes a deferred tax asset of approximately $9.0 million.

(b)	Estimated acquisition costs include legal and accounting fees, advisory fees and other acquisition-related costs.

The following unaudited pro forma combined condensed financial data for the years ended December 31, 2008 and 2007 was derived from the historical financial statements of the Company and Henry Properties giving effect to the acquisition as if it had occurred on January 1 of each period. The unaudited pro forma combined condensed financial data has been included for comparative purposes only and is not necessarily indicative of the results that might have occurred had the Henry Properties acquisition taken place as of the dates indicated and is not intended to be a projection of future results (in thousands, except per share data):

	Years ended December 31,
	2008	2007

Operating revenues	$629,214	$389,758
Net income (loss) applicable to common shareholders	$257,540	$(7,471)
Earnings (loss) per common share:
Basic	$2.94	$(0.10)
Diluted	$2.90	$(0.10)

Chase Group combination. On February 27, 2006, the Company closed a Combination Agreement with the Chase Group whereby ownership in oil and gas properties and non-producing leasehold acreage in Southeast New Mexico (the “Chase Group Properties”) were combined with the properties previously owned by CEHC. The Chase Group received cash in the aggregate amount of $409 million and 34,794,638 shares of Resources common stock valued at $384 million for an aggregate purchase price of $793 million including transaction costs. The results of the Chase Group Properties have been included in the consolidated financial statements since that date.

Note E.	Asset retirement obligations

The Company’s asset retirement obligations represent the estimated present value of the estimated cash flows the Company will incur to plug, abandon and remediate its producing properties at the end of their productive lives, in accordance with applicable state laws. The Company does not provide for a market risk premium associated with asset retirement obligations because a reliable estimate cannot be determined. The Company has no assets that are legally restricted for purposes of settling asset retirement obligations.

The following table summarizes the Company’s asset retirement obligation transactions recorded in accordance with the provisions of SFAS No. 143 during the years ended December 31, 2008, 2007 and 2006 (in thousands):

	Years ended December 31,
	2008	2007	2006

Asset retirement obligations, beginning of period	$9,418	$8,700	$1,120
Liabilities incurred from new wells	1,197	471	1,288
Liabilities assumed in acquisitions	7,062	–	6,155
Accretion expense	889	444	287
Liabilities settled upon plugging and abandoning wells	–	(26)	–
Revision of estimates	(1,757)	(171)	(150)

Asset retirement obligations, end of period	$16,809	$9,418	$8,700

Note F.	Stockholders’ equity and stock issued subject to limited recourse notes

Common stock private placement. On June 5, 2008, the Company entered into a common stock purchase agreement with certain unaffiliated third-party investors to sell certain shares of the Company’s common stock in a private placement (the “Private Placement”) contemporaneous with the closing of the Henry Properties acquisition. On July 31, 2008, the Company issued 8,302,894 shares of its common stock at $30.11 per share. The Private Placement resulted in net proceeds of approximately $242.4 million to the Company, after payment of approximately $7.6 million for the fee paid to the placement agent.

In connection with the Private Placement, the Company entered into a registration rights agreement with the investors. On October 24, 2008, pursuant to the registration rights agreement, the Company filed a registration statement to register the shares of common stock issued in the Private Placement.

Initial public offering. On August 7, 2007, the Company completed an initial public offering (the “IPO”) of its common stock. The Company sold 13,332,851 shares of its common stock in the IPO and certain shareholders, including its executive officers and certain members of the Chase Group, sold 7,554,256 shares of the Company’s common stock at $11.50 per share. After deducting underwriting discounts of approximately $9.6 million and offering expenses of approximately $4.5 million, the Company received net proceeds of approximately $139.2 million. In conjunction with the IPO, the underwriters were granted an option to purchase 3,133,066 additional shares of the Company’s common stock. The underwriters fully exercised this option and purchased the additional shares on August 9, 2007. After deducting underwriting discounts of approximately $2.2 million, the Company received net proceeds of approximately $33.8 million. The aggregate net proceeds of approximately $173.0 million received by the Company at closing on August 7, 2007 and August 9, 2007 were utilized to reduce bank debt.

Secondary public offering. On December 19, 2007, the Company completed a secondary public offering of 11,845,000 shares of the Company’s common stock, which was sold by certain of the Company’s stockholders, including certain members of the Chase group. The Chase Group sold 10,194,732 shares of the Company’s common stock in the aggregate and certain other stockholders of the Company sold 1,650,268 shares of the Company’s common stock in the aggregate, including one of the Company’s executive officers who sold 45,000 shares of the Company’s common stock. Chase Oil Corporation granted the underwriters an option to purchase up to 1,776,615 additional shares of the Company’s common stock to cover over-allotments, which was fully exercised on December 19, 2007. The Company did not receive any proceeds from the sale of the Company’s common stock in this secondary offering.

Treasury stock. On June 12, 2008, the restrictions on certain restricted stock awards issued to five of the Company’s executive officers lapsed. Immediately upon the lapse of restrictions, these executive officers became liable for certain federal income taxes on the value of such shares. In accordance with the Company’s 2006 Stock Incentive Plan and the applicable restricted stock award agreements, four of such officers elected to deliver shares of the Company’s common stock to the Company to satisfy such tax liability, and the Company acquired 3,142 shares to be held as treasury stock in the approximate amount of $125,000.

Equity commitments. Pursuant to a stock purchase agreement (the “Stock Purchase Agreement”) entered into on August 13, 2004, CEHC obtained private equity commitments totaling $202.5 million, comprised of equity commitments from fourteen private investors (the “Private Investors”) of approximately $188.9 million and equity commitments from the five original officers (the “Officers”) of the Company in the aggregate amount of approximately $13.6 million. The original commitments were subject to call by a vote of the board of directors over a four year period beginning August 13, 2004 (the “Take-Down Period”), with the first date on which capital was called being August 13, 2004. Subsequent calls were made on November 11, 2004, June 22, 2005, December 7, 2005 and February 10, 2006. The percentage of total commitments called per capital call date was approximately 15.0 percent, 23.3 percent, 10.0 percent, 15.0 percent and 22.0 percent, respectively. In conjunction with the exchange of CEHC common stock for Resources common stock as of the date of the Combination, the remaining 14.7 percent of these private equity commitments was terminated.

In addition to this arrangement between CEHC, the Private Investors and the Officers, certain employees and other officers of the Company entered into separate subscription agreements with the Company. The officers’ and employees’ equity purchases were paid for in a combination of cash and the issuance of notes payable to the Company with recourse only to any equity security of the Company held by the respective officer or employee (the “Purchase Notes”). Based on guidance contained in SFAS No. 123R, the agreements to sell stock to the Company’s officers and employees subject to the Purchase Notes are accounted for as the issuance of options (“Bundled Capital Options” for the Officers and “Capital Options” for employees) on the dates that the various subscription agreements were signed and the purchase commitments were made.

Capital calls. From inception of CEHC through February 23, 2006, the Private Investors purchased 16,113,170 Preferred Units for $161.1 million in cash; the Company’s officers purchased 2,240,083 CEHC common shares and 938,303 Preferred Units for $3.6 million in cash and Purchase Notes totaling $8.0 million, and certain employees purchased 425,221 Preferred Units for $1.0 million in cash and Purchase Notes totaling $3.8 million.

6% Series A preferred stock. Preferred stock dividends were generally paid on the anniversary of date of issuance of preferred stock as a part of the Preferred Units. There were no dividend payments made during the year ended December 31, 2008, because there was no outstanding preferred stock. Preferred stock dividends of approximately $132,000 and $2.6 million were paid during the years ended December 31, 2007 and 2006, respectively. As discussed in Note A and below, the majority of the CEHC preferred stock was converted into Resources common stock in the Combination. Final dividend payments on converted CEHC 6% Series A Preferred Stock were made in March 2006.

Dividend payments continued to be made through April 16, 2007 to the eighteen employee shareholders that did not convert their shares of CEHC preferred stock to Resources common stock in the Combination. On April 16, 2007, these CEHC preferred shares were exchanged for 190,972 shares of the Company’s common stock. These shares are reported as if converted on the date of the Combination.

Purchase Notes. On April 23, 2007, the Company’s officers repaid their Purchase Notes in full, including principal of $9.4 million and accrued interest of $1.0 million in the aggregate. The agreements to sell stock to the executive officers of the Company subject to Purchase Notes were accounted for as the issuance of options. As such, the repayment of the executive officer Purchase Notes represents the full exercise of the options on the Bundled Capital Options the officers held as well as the Capital Options of one certain employee who was formerly an executive officer.

At December 31, 2008, all Purchase Notes from all employees had been paid in full. As such, the repayment of the Purchase Notes represent the full exercise of the options on the Capital Options held by certain employees. At December 31, 2007, the Company had Purchase Notes receivable from certain employees of approximately $330,000 comprised of an aggregate principal amounts of $288,000 and accrued interest of $42,000.

Stock issuances treated as Capital Options. The following table summarizes the Bundled Capital Options activity for the years ended December 31, 2007 and 2006:

	Number of	Weighted
	bundled capital	average
	options	exercise price

Outstanding at December 31, 2005	1,100,000	$9.52
Bundled capital options granted	–	$–
Cancelled/forfeited	(161,697)	$9.52

Outstanding at December 31, 2006	938,303	$9.52
Bundled capital options exercised	(938,303)	$9.52

Outstanding at December 31, 2007	–	$–

Vested outstanding at:
December 31, 2006	938,303	$9.52
December 31, 2007	–	$–

The following table summarizes the Capital Options activity for the years ended December 31, 2008, 2007 and 2006:

	Number of	Weighted
	capital	average
	options	exercise price

Outstanding at December 31, 2005	482,500	$9.74
$15 Capital Options granted	16,000	$12.13
Cancelled/forfeited	(73,279)	$9.81

Outstanding at December 31, 2006	425,221	$9.81
$10 Capital Options exercised	(270,828)	$8.97
$15 Capital Options exercised	(116,008)	$12.26

Outstanding at December 31, 2007	38,385	$8.34
$10 Capital Options exercised	(38,385)	$8.34

Outstanding at December 31, 2008	–	$–

Vested outstanding at:
December 31, 2006	425,221	$9.81
December 31, 2007	38,385	$8.34
December 31, 2008	–	$–

The following table summarizes information about the Company’s vested Capital Options outstanding and exercisable at December 31, 2007:

		Capital options	Weighted	Weighted
		outstanding	average	average
		vested and	remaining	exercise	Intrinsic
		exercisable	contractual life	price	value

Vested capital options outstanding and exercisable at December 31, 2007:
Exercise price	$10.00	38,385	2.52 years	$8.34	$562,000

The following table summarizes the stock-based compensation for all Capital Options and is included in general and administrative expense in the accompanying consolidated statement of operations for the year ended December 31, 2006. There was no stock-based compensation for Capital Options in 2008 and 2007.

Stock-based compensation expense from capital options	$975,000

Bundled capital options:
Stock-based compensation expense	$508,000
Options vesting during period	242,000
Weighted average grant date fair value per option	$2.10
Capital options:
Stock-based compensation expense	$467,000
Options vesting during period	119,799
Weighted average grant date fair value per option	$3.90

Conversion of CEHC 6% Series A preferred stock and CEHC common stock. On February 27, 2006, concurrent with the closing of the Combination described in Note A, the majority of the shares outstanding of CEHC preferred stock and outstanding shares of CEHC common stock were converted to shares of the Company’s common stock, as described below.

Eighteen employee shareholders owning an aggregate of 254,621 shares of CEHC preferred stock and 127,313 shares of CEHC common stock did not convert their shares to the Company’s common stock at the date of the Combination. On April 16, 2007, these remaining shares of CEHC were exchanged for 318,285 shares of the Company’s common stock. These shares are reported as if converted on the date of the Combination. In addition, CEHC made a final dividend payment to these eighteen employee shareholders on their CEHC preferred stock in the aggregate amount of approximately $99,000 on April 16, 2007.

Also in conjunction with the Combination described in Note A and the conversion of CEHC preferred stock into the Company’s common stock at the ratio of 0.75:1, the CEHC Bundled Capital Options were converted into the Company’s Bundled Capital Options and CEHC Capital Options were converted into the Company’s Capital Options. The Company’s Capital Options are considered to be exercisable for 1.25 shares of the Company’s common stock.

Common stock held in escrow. On February 27, 2006 the Company entered into an agreement with certain stockholders of the Company in which certain of the Company’s shareholders placed 430,755 shares of Resources common stock in an escrow account (the “Escrow Agreement”). The Escrow Agreement provided that if, on or before February 27, 2007 (the “Initial

Period”), the Company consummated one of two specified transactions, the shares held in escrow would be released to the Company for reissuance to Messrs. Leach, Beal, Copeland, Kamradt and Wright. Neither of those specified transactions occurred in the Initial Period. However, the Escrow Agreement specified that if neither of the two specified transactions occurred during the Initial Period, a sale of the Company in a business combination on or before August 26, 2007 where the per share valuation of the Company’s common stock in such sale was equal to or greater than $28.00 per share would result in the release of the shares held in escrow to the Company for reissuance to Messrs. Leach, Beal, Copeland, Kamradt and Wright. These conditions for release of these shares to Messrs. Leach, Beal, Copeland, Kamradt and Wright were not met by August 26, 2007, and thereafter the escrow agent distributed the escrowed shares to the original owners of the shares.

Note G.	Incentive plans

Defined contribution plan. The Company sponsors a 401(k) defined contribution plan for the benefit of substantially all employees and maintains certain other acquired plans. The Company matches 100 percent of employee contributions, not to exceed 6 percent of the employee’s annual salary. The Company contributions to the plans for the years ended December 31, 2008, 2007 and 2006 were approximately $1.2 million, $419,000, and $321,000, respectively. The increase in contributions for the year ended December 31, 2008, were primarily attributable to the addition of employees due to the Henry Entities acquisition on July 31, 2008.

Stock incentive plan. The Company’s 2006 Stock Incentive Plan (together with applicable option agreements and restricted stock agreements, the “Plan”) provides for granting stock options and restricted stock awards to employees and individuals associated with the Company. The following table shows the number of awards available under the Company’s Plan at December 31, 2008:

Number of
common
shares

Approved and authorized awards	5,850,000
Stock option grants, net of forfeitures	(3,343,684)
Restricted stock grants, net of forfeitures	(512,809)

Awards available for future grant	1,993,507

Restricted stock awards. All restricted shares are treated as issued and outstanding in the accompanying consolidated balance sheets. If an employee terminates employment prior the lapse date, the awarded shares are forfeited and cancelled and are no longer considered issued and outstanding. A summary of the Company’s restricted stock awards for the years ended December 31, 2008, 2007 and 2006 is presented below:

	Number of	Grant date
	restricted	fair value
	shares	per share

Restricted stock:
Outstanding at January 1, 2006	–
Shares granted	213,584	$15.40
Shares cancelled/forfeited	(1,368)
Lapse of restrictions	–

Outstanding at December 31, 2006	212,216
Shares granted	220,995	$9.22
Shares cancelled/forfeited	(1,662)
Lapse of restrictions	(60,000)

Outstanding at December 31, 2007	371,549
Shares granted	128,001	$32.13
Shares cancelled/forfeited	(46,741)
Lapse of restrictions	(45,458)

Outstanding at December 31, 2008	407,351

A summary of the impact on the consolidated statements of operations for the Company’s restricted stock awards during the years ended December 31, 2008, 2007 and 2006 is presented below (in thousands):

	Years ended December 31,
	2008	2007	2006

Stock-based compensation expense related to restricted stock	$2,122	$1,378	$1,044
Income tax benefit related to restricted stock	$808	$533	$407
Deductions in current taxable income related to restricted stock	$1,234	$–	$–

Stock option awards. The stock options granted from August 13, 2004 through February 27, 2006 under the Stock Option Plan were to purchase Preferred Units. A portion of the options vested based upon passage of time (“Time Vesting”) and a portion of the options vested based upon the Company obtaining certain results related to a liquidation value (“Performance Vesting”). Seventy-eight percent of the aggregate options granted were vested based on Time Vesting, in which they vested one-third each year for a three year period, which would result in approximately 61 percent, 28 percent and 11 percent of their total grant date fair value being expensed in the first, second and third years, respectively, commencing on the first anniversary of the date of grant. The remaining 22 percent of the aggregate options granted were vested based on Performance Vesting. Performance Vesting was considered to be achieved when the Company attained a liquidation valuation which resulted in a 25 percent internal rate of return and a return on investment of two times the total dollars invested by the original shareholders of the Company, upon the occurrence of one of the following events:

(i) the liquidation, dissolution or winding up of the affairs of the Company,

(ii) a sale of all or substantially all of the assets of the Company and a distribution to the shareholders of the proceeds of such sale, or

(iii) any merger, consolidation or other transaction resulting in at least 50 percent of the voting securities of the Company being owned by a single person or a group.

As a result of the Combination, event (iii) listed above occurred, which resulted in a change of control as defined in the Stock Option Plan. As such, the 78 percent of the aggregate options which vested based on Time Vesting were immediately vested as of the date of the Combination. CEHC’s board of directors determined that, based upon the value received by the CEHC shareholders in the Combination, the thresholds for internal rate of return and return on investment which determined the portion of vesting based on Performance Vesting, were not met and that 22 percent portion of the options were not vested.

The CEHC board of directors determined that CEHC would vest the 22 percent of aggregate stock options based on Performance Vesting for only the stock option holders who were non-officers, if CEHC’s officers agreed that the 22 percent of aggregate stock options based on Performance Vesting for the officers would vest at the end of three years after the closing of the Combination, which will result in approximately 33 percent, 33 percent and 34 percent of their total grant date fair value being expensed in the first, second, and third years, respectively, commencing on the first anniversary of the date of grant; each officer so agreed.

A summary of CEHC’s stock option activity, under the Stock Option Plan, for the period ended February 27, 2006 (Combination date) is presented below. The amounts shown are immediately prior to the conversion of CEHC stock options to Resources stock options as a result of the Combination:

	January 1, 2006
	through February 27, 2006
		Weighted
	Number of	average
	units[a]	price

Outstanding at beginning of period	1,365,075	$10.32
Options granted	514,267	$10.68
Options forfeited	–	$–
Options exercised	–	$–

Outstanding at end of period	1,879,342	$10.42

Exercisable at end of period	1,562,770	$10.51

(a)	Each option Unit can be exercised for on Preferred Unit which is comprised of one-half of a share of CEHC common stock and one share of CEHC preferred stock.

Also in conjunction with the Combination described in Note A and Note D and the conversion of CEHC preferred stock into Resources common stock at the ratio of 0.75:1, the CEHC unit options were converted into Resources stock options. Each CEHC unit option, (considered to be exchangeable for one share of CEHC preferred stock and one-half of a share of CEHC common stock), was converted into 1.25 options to purchase common stock of Resources. Each Resources stock option is considered to be exchangeable for one share of Resources common stock. The following table summarizes the conversion of the CEHC unit options in conjunction with the Combination:

	CEHC		Resources
CEHC	unit	Conversion	option	Resources
unit option exercise price	options	rate	exercise price	options

$10.00	1,721,010	1.25:1	$8.00	2,151,129
$15.00	158,332	1.25:1	$12.00	197,984

	1,879,342			2,349,113

A summary of the Company’s stock option activity under the Plan, for the years ended December 31, 2008 and 2007 and for the period from February 27, 2006 through December 31, 2006 is presented below. The amounts shown below are on a post-combination and post-conversion basis:

					February 27,
	Years ended December 31,				2006 through
	2008		2007		December 31, 2006
		Weighted		Weighted		Weighted
	Number of	average	Number of	average	Number of	average
	options	exercise price	options	exercise price	options	exercise price

Stock options:
Outstanding at beginning of period	3,011,722	$9.71	2,797,997	$8.93	2,349,113	$8.34
Options granted	607,555	$23.54	215,000	$12.85	450,000	$12.00
Options forfeited	(275,593)	$14.96	(1,275)	$8.00	(1,116)	$10.88
Options exercised	(612,360)	$8.80	–	$–	–	$–

Outstanding at end of period	2,731,324	$12.46	3,011,722	$9.71	2,797,997	$8.93

Vested at end of period	1,567,389	$9.18	2,063,499	$8.79	1,952,274	$8.40

Exercisable at end of period	517,019	$11.16	508,462	$10.58	1,952,274	$8.40

The following table summarizes information about the Company’s vested stock options outstanding and exercisable at December 31, 2008, 2007 and 2006:

				Weighted
			Weighted average	average
		Number vested	remaining	exercise
		and exercisable	contractual life	price	Intrinsic value

					(in thousands)

Vested options:
December 31, 2008:
Exercise price	$8.00	1,232,647	2.58 years	$8.00	$18,268
Exercise price	$12.00	143,492	4.99 years	$12.00	1,553
Exercise price	$14.68	191,250	7.78 years	$14.68	1,556

		1,567,389		$9.18	$21,377

Exercisable options:
December 31, 2008:
Exercise price	$8.00	236,227	5.62 years	$8.00	$3,501
Exercise price	$12.00	89,542	6.78 years	$12.00	969
Exercise price	$14.68	191,250	7.78 years	$14.68	1,556

		517,019		$11.16	$6,026

Vested options:
December 31, 2007:
Exercise price	$8.00	1,753,819	3.15 years	$8.00	$22,116
Exercise price	$12.00	197,180	5.72 years	$12.00	1,698
Exercise price	$15.40	112,500	8.45 years	$15.40	586

		2,063,499		$10.58	$24,400

Exercisable options:
December 31, 2007:
Exercise price	$8.00	275,685	6.62 years	$8.00	$3,476
Exercise price	$12.00	120,277	7.78 years	$12.00	1,036
Exercise price	$15.40	112,500	8.45 years	$15.40	586

		508,462		$10.58	$5,098

Vested and exercisable options:
December 31, 2006:
Exercise price	$8.00	1,755,094	8.47 years	$8.00	$15,099
Exercise price	$12.00	197,180	8.86 years	$12.00	769

		1,952,274		$8.40	$15,868

The following table summarizes information about stock-based compensation for options which is recognized in general and administrative expense in the accompanying consolidated statement of operations for the years ended December 31, 2008, 2007 and 2006 (in thousands):

	Years ended December 31,
	2008	2007	2006

Grant date fair value for awards during the period:
Time vesting options[a]	$580	$87	$1,931
Performance vesting options:
Officers[b]	–	–	531
Non-officers[c]	–	–	142
Stock option grants under the Plan[d]	5,675	1,921	3,555

Total	$6,255	$2,008	$6,159

Stock-based compensation expense from stock options:
Time vesting options[a]	$181	$17	$5,085
Performance vesting options:
Officers[b]	253	602	511
Non-officers[c]	–	–	505
Stock option grants under the Plan[d]	2,667	1,844	1,024

Total	$3,101	$2,463	$7,125

Income taxes and other information:
Income tax benefit related to stock options	$1,990	$953	$2,779
Deductions in current taxable income related to stock options exercised	$10,756	$–	$–

(a)	Options granted prior to February 27, 2006, vested immediately as of the date of the Combination, as a result of a change of control. Options granted thereafter vest using a four year graded vesting schedule by approval from the Board of Directors.

(b)	Options granted prior to February 27, 2006, vest using a three year cliff vesting schedule by approval from CEHC’s Board of Directors.

(c)	Vested as of the date of the Combination by approval from CEHC’s Board of Directors.

(d)	Vest using a three or four year graded vesting schedule by approval from the Board of Directors. The 2007 grant date fair value includes an adjustment of $765,000 from a change in fair value due to the Code Section 409A (defined later) option modification.

In calculating the compensation expense for options, the Company has estimated the fair value of each grant using the Black-Scholes option-pricing model. Assumptions utilized in the model are shown below. Amounts shown are assumptions under the Plan for options exercisable for Resources common stock at a rate of 1:1:

	2008	2007	2006

Risk-free interest rate	3.18%	4.47%	4.81%
Expected term (years)	6.21	6.25	2.87
Expected volatility	38.88%	37.33%	37.12%
Expected dividend yield	–	–	–

Stock option modifications. On November 8, 2007, the compensation committee of the Company’s board of directors authorized and approved amendments to certain outstanding agreements related to options to purchase the Company’s common stock that were previously awarded to certain of the Company’s executive officers and employees in order to amend such award agreements so that the subject stock option award would constitute deferred compensation that is compliant with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), or exempt from the application of Code Section 409A. As the offer to amend outstanding stock option agreements previously issued to certain of the Company’s employees may constitute a tender offer under the Securities Exchange Act of 1934, on November 8, 2007, the board of directors of the Company authorized commencement of a tender offer to amend the applicable outstanding stock option award agreements in the form approved by the compensation committee.

Generally, the amendments provide that the employee stock options, which had previously vested in connection with the Combination, will become exercisable in 25 percent increments over a four year period beginning in 2008 and continuing through 2011 or upon the occurrence of certain specified events. Employees who decided to amend their stock option award agreement received a cash payment equal to $0.50 for each share of common stock subject to the amendment on January 2, 2008. The Company made aggregate cash payments of approximately $192,000 to such employees. The Company’s affected executive officers received and accepted a similar offer to amend their stock option awards issued prior to the Combination on substantially the same terms, except such officers were not offered the $0.50 per share payment.

In addition, the Company’s named executive officers received stock option awards in June 2006 to purchase 450,000 shares of common stock, in the aggregate, at a purchase price of $12.00 per share. The Company subsequently determined that the fair market value of a share of common stock as of the date of the award was $15.40. As a result, the compensation committee of the Company’s board of directors authorized and approved an amendment to these stock option award agreements pursuant to which the exercise price of such stock options would be increased from $12.00 per share to $15.40 per share. The Company agreed to issue to the executive officer an award of the number of shares of restricted stock equal to (i) the product of $3.40 and the number of shares of common stock subject to the stock option award, divided by (ii) the Fair Market Value of a share of common stock on the date of the award of restricted stock.

The Company has determined that its aggregate compensation expense resulting from these modifications of approximately $0.8 million will be recorded during the period from November 8, 2007 to December 31, 2007 and during the years ending December 31, 2008, 2009 and 2010.

Future stock-based compensation expense. The following table reflects the future stock-based compensation expense to be recorded for all the stock-based compensation awards that are outstanding at December 31, 2008 (in thousands):

	Restricted	Stock
	stock	options	Total

2009	$2,470	$2,701	$5,171
2010	1,393	1,242	2,635
2011	475	466	941
2012	40	55	95

Total	$4,378	$4,464	$8,842

Note H.	Disclosures about fair value of financial instruments

The Company adopted SFAS No. 157, “Fair Value Measurements,” (“SFAS No. 157”) effective January 1, 2008 for financial assets and liabilities measured on a recurring basis. SFAS No. 157 applies to all financial assets and financial liabilities that are being measured and reported on a fair value basis. In February 2008, the FASB issued FSP No. 157-2, which delayed the effective date of SFAS No. 157 by one year for nonfinancial assets and liabilities. As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. The statement requires fair value measurements be classified and disclosed in one of the following categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. The Company considers active markets to be those in which transactions for the assets or liabilities occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability. This category includes those derivative instruments that the Company values using observable market data. Substantially all of these inputs are observable in the marketplace throughout the full term of the derivative instrument, can be derived from observable data, or supported by observable levels at which transactions are executed in the marketplace. Level 2 instruments primarily include non-exchange traded derivatives such as over-the-counter commodity price swaps, investments and interest rate swaps. The Company’s valuation models are primarily industry-standard models that consider various inputs including: (i) quoted forward prices for commodities, (ii) time value and (iii) current market and contractual prices for the underlying instruments, as well as other relevant economic measures. The Company utilizes our counterparties’ valuations to assess the reasonableness of our prices and valuation techniques.

Level 3: Measured based on prices or valuation models that require inputs that are both significant to the fair value measurement and less observable from objective sources ( i.e. , supported by little or no market activity). Level 3 instruments primarily include derivative instruments, such as basis swaps, commodity price collars and floors, as well as investments. The Company’s valuation models are primarily industry-standard models that consider various inputs including: (i) quoted forward prices for commodities, (ii) time value, (iii) volatility factors and (iv) current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Although the Company utilizes our counterparties’ valuations to assess the reasonableness of our prices and valuation techniques, the Company does not have sufficient corroborating market evidence to support classifying these assets and liabilities as Level 2.

The following represents information about the estimated fair values of the Company’s financial instruments:

Cash and cash equivalents, accounts receivable, other current assets, accounts payable, interest payable and other current liabilities. The carrying amounts approximate fair value due to the short maturity of these instruments.

Notes receivable—officers and employees. The carrying amounts approximate fair value due to the comparability of the interest rate to risk-adjusted rates for similar financial instruments.

Line of credit and term note. The carrying amount of borrowings outstanding under the Company’s revolving credit facility and term note (see Note J) approximate fair value because the instruments bear interest at variable market rates.

Derivative instruments. The fair value of the derivative instruments are estimated by management considering various factors, including closing exchange and over-the-counter quotations and the time value of the underlying commitments. As required by SFAS No. 157, financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels. The following table summarizes the valuation of the Company’s financial instruments by SFAS No. 157 pricing levels at December 31, 2008 (in thousands):

	Fair value measurements using
			Significant	Total carrying
	Quoted prices in	Significant other	unobservable	value at
	active markets	observable inputs	inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2008

Commodity derivative price swap contracts	$–	$124,641	$–	$124,641
Commodity derivative basis swap contracts	–	(680)	–	(680)
Interest rate derivative swap contracts	–	(1,083)	–	(1,083)
Commodity derivative price collar contracts	–	–	49,562	49,562

Total financial assets (liabilities)	$–	$122,878	$49,562	$172,440

The following table sets forth a reconciliation of changes in the fair value of financial assets and liabilities classified as Level 3 in the fair value hierarchy (in thousands):

Balance at January 1, 2008	$1,866
Realized and unrealized gains	49,122
Purchases, issuances, and settlements	(1,426)

Balance at December 31, 2008	$49,562

Total gains for the period included in earnings attributable to the change in unrealized gains relating to assets still held at the reporting date	$47,696

For additional information on the Company’s derivative instruments see Note I.

Note I.	Derivative financial instruments

The Company uses financial derivative contracts to manage exposures to commodity price and interest rate. Commodity hedges are used to (i) reduce the effect of the volatility of price changes on the natural gas and crude oil the Company produces and sells, (ii) support the Company’s annual capital budget and expenditure plans and (iii) support the economics associated with acquisitions. Interest rate hedges are used to hedge our mitigate the cash flow risk associated with rising interest rates. The Company does not enter into derivative financial instruments for speculative or trading purposes. The Company also may enter physical delivery contracts to effectively provide commodity price hedges. Because these contracts are not expected to be net cash settled, they are considered to be normal sales contracts and not derivatives. Therefore, these contracts are not recorded in the financial statements.

Currently, the Company does not designate its derivative instruments to qualify for hedge accounting. Accordingly, the Company reflects the changes in the fair value of its derivative instruments in the statements of operations.

A key requirement for designation of derivative instruments to qualify for hedge accounting is that at both the inception of the hedge and on an ongoing basis, the hedging relationship is expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedge. Generally, the hedging relationship can be considered to be highly effective if there is a high degree of historical correlation between the hedging instrument and the forecasted transaction. For all quarters ended prior to July 1, 2007, prices received for the Company’s natural gas were highly correlated with the Inside FERC—El Paso Natural Gas index (the “Index”)—the Index referenced in all of the Company’s natural gas derivative instruments. However, during the quarter ended September 30, 2007, this historical relationship did not meet the criteria as being highly correlated. Natural gas produced from the Company’s New Mexico shelf assets has a substantial component of natural gas liquids. Prices received for natural gas liquids are not highly correlated to the price of natural gas, but are more closely correlated to the price of oil. During the third quarter of 2007, the price of oil and natural gas liquids, and therefore, the prices the Company received for its natural gas (including natural gas liquids) rose substantially and at a significantly higher rate than the corresponding change in the Index. This resulted in a decrease in correlation between the prices received and the Index below the level required for cash flow hedge accounting. According to SFAS No. 133, an entity shall discontinue hedge accounting prospectively for an existing hedge if the hedge is no longer highly effective. Hedge accounting must be discontinued regardless of whether the Company believes the hedge will be prospectively highly effective. The hedge must be discontinued during the period the hedges became ineffective. As a result, any changes in fair value must be recorded in earnings. Because the natural gas and natural gas liquids prices fluctuate at different rates over time, the loss of effectiveness does not relate to any single date.

During the three months ended June 30, 2007, the Company determined that all of its natural gas commodity contracts no longer qualified as hedges under the requirements of SFAS No. 133 for the reason stated in the above paragraph. These contracts are referred to as “dedesignated hedges.”

Therefore, June 30, 2007, was considered the last date the Company’s natural gas hedges were highly effective, and the Company discontinued hedge accounting during the three months ended September 30, 2007 and all periods thereafter. Mark-to-market adjustments related to these dedesignated hedges are recorded each period to earnings. Effective portions of dedesignated hedges, previously recorded in AOCI at June 30, 2007, remain in AOCI and are being reclassified into earnings under natural gas revenues, during the periods which the hedged forecasted transaction affects earnings.

2008 commodity derivative contracts. During the year ended December 31, 2008, the Company entered into additional commodity derivative contracts to hedge a portion of its estimated future production. The following table summarizes information about these additional commodity derivative contracts at December 31, 2008:

	Aggregate			Remaining
	remaining	Daily	Index	contract
	volume	volume	price	period

Crude oil (volumes in Bbls):
Price collar	768,000	2,104	$120.00 - $134.60[a]	1/1/09-12/31/09
Price swap	292,000	800	$98.35[a]	1/1/09-12/31/09
Price swap	348,000	953	$125.10[a]	1/1/09-12/31/09
Price swap	240,000	658	$128.80[a]	1/1/10-12/31/10
Price swap	336,000	921	$128.66[a]	1/1/11-12/31/11
Price swap	504,000	1,377	$127.80[a]	1/1/12-12/31/12
Natural gas (volumes in MMBtus):
Price swap	1,825,000	5,000	$8.44[b]	1/1/09-12/31/09
Index basis swap	6,022,500	16,500	$1.08[c]	1/1/09-12/31/09

(a)	The index prices for the oil price swaps are based on the NYMEX-West Texas Intermediate monthly average futures price.

(b)	The index price for the natural gas price collar is based on the Inside FERC-El Paso Permian Basin first-of-the-month spot price.

(c)	Represents the basis differential between the El Paso Permian delivery point and NYMEX Henry Hub delivery point.

Commodity derivative contracts assumed in the Henry Entities acquisition. As part of the Henry Entities acquisition, the Company assumed the following commodity derivative contracts on July 31, 2008. The following table summarizes information about the remaining portion of these assumed derivative contracts at December 31, 2008:

	Aggregate
	remaining	Daily	Index	Remaining
	volume	volume	price	contract period

Crude oil (volumes in Bbls):
Price swap	443,491	1,215	$73.59[a]	1/1/09-12/31/09
Price swap	401,746	1,101	$72.03[a]	1/1/10-12/31/10
Price swap	221,746	608	$68.92[a]	1/1/11-12/31/11

(a)	The index prices for the oil price swaps are based on the NYMEX-West Texas Intermediate monthly average futures price and the prices represent weighted average prices.

2008 interest rate derivative contracts. During 2008, the Company entered into interest rate derivative contracts to hedge a portion of its future interest rate exposure. The Company hedged its LIBOR interest rate on the Company’s bank debt by fixing the rate at 1.90 percent for three years beginning in May of 2009 on $300 million of the Company’s bank debt. The interest rate derivative contracts were not designated as cash flow hedges.

The following table sets forth the Company’s outstanding derivative contracts at December 31, 2008:

		Aggregate
		remaining
		volume/		Index	Remaining
	Fair value	notional	Daily	price /	contract
	asset (liability)	amount	volume	rate	period

	(in thousands)

Crude oil (volumes in Bbls):
Price collar	$49,562	768,000	2,104	$120.00 - $134.60[a]	1/1/09-12/31/09
Price swap	58,269	1,813,491	4,968	$87.16a c	1/1/09-12/31/09
Price swap	17,948	641,746	1,758	$93.26a c	1/1/10-12/31/10
Price swap	18,191	557,746	1,528	$104.91a c	1/1/11-12/31/11
Price swap	24,339	504,000	1,377	$127.80[a]	1/1/12-12/31/12
Natural gas (volumes in MMBtus):
Price swap	5,894	1,825,000	5,000	$8.44[b]	1/1/09-12/31/09
Basis swap	(680)	6,022,500	16,500	$1.08[d]	1/1/09-12/31/09
Interest rate (notional amount in dollars):
Rate swap	(1,083)	$300,000,000		1.90%[e]	5/1/09-4/30/12

Net asset	$172,440

(a)	The index prices for the oil price swaps are based on the NYMEX-West Texas Intermediate monthly average futures price.

(b)	The index price for the natural gas price collar is based on the Inside FERC-El Paso Permian Basin first-of-the-month spot price.

(c)	Prices represent weighted-average prices.

(d)	Represents the basis differential between the El Paso Permian delivery point and the NYMEX Henry Hub delivery point.

(e)	The index rate is based on the one-month LIBOR.

The Company’s reported oil and gas revenue and average oil and gas prices includes the effects of oil quality and Btu content, gathering and transportation costs, gas processing and shrinkage, and the net effect of the commodity hedges that qualified for cash flow hedge accounting. The following table summarizes the gains and losses reported in earnings related to the commodity and interest rate derivative instruments and the net change in AOCI (in thousands):

	Years ended December 31,
	2008	2007	2006

Increase (decrease) in oil and gas revenue from derivative activity:
Cash payments on cash flow hedges in oil sales	$(30,591)	$(11,091)	$(7,000)
Cash receipts from cash flow hedges in gas sales	–	188	1,232
Dedesignated cash flow hedges reclassified from AOCI in gas sales	(696)	1,103	–

Total decrease in oil and gas revenue from derivative activity	$(31,287)	$(9,800)	$(5,768)

Gain (loss) on derivatives not designated as hedges:
Mark-to-market gain (loss):
Commodity derivatives	$257,307	$(22,089)	$–
Interest rate derivatives	(1,083)	–	–
Cash (payments) receipts on derivatives not designated as hedges:
Commodity derivatives	(6,354)	1,815	–
Interest rate derivatives	–	–	–

Total gain (loss) on derivatives not designated as hedges	$249,870	$(20,274)	$–

Gain (loss) from ineffective portion of cash flow hedges:	$1,336	$(821)	$1,193

Accumulated other comprehensive income (loss):
Cash flow hedges:
Mark-to-market gain (loss) of cash flow hedges	$(7,985)	$(33,783)	$11,936
Reclassification adjustment of losses to earnings	30,591	10,903	5,768
Net AOCI upon dedesignation at June 30, 2007	–	(407)	–

Net change, before income taxes	22,606	(23,287)	17,704
Income tax effect	(8,835)	9,102	(6,230)

Net change, net of income taxes	$13,771	$(14,185)	$11,474

Dedesignated cash flow hedges:
Net AOCI upon dedesignation at June 30, 2007	$–	$407	$–
Reclassification adjustment of (gains) losses to earnings	696	(1,103)	–
Income tax effect	(272)	272	–

Net change, net of income taxes	$424	$(424)	$–

All of the Company’s commodity derivative contracts are expected to settle by December 31, 2012. All the Company’s commodity derivative contracts previously accounted for as cash flow hedges and designated as hedges were settled on December 31, 2008.

Post 2008 commodity derivative contracts. After December 31, 2008 and through February 19, 2009, the Company entered into the following additional commodity derivative contracts:

	Aggregate			Remaining
	remaining	Daily	Index	contract
	volume	volume	price	period

Crude oil (volumes in Bbls):
Price swap	600,000	1,644	$57.55[a]	1/1/10-12/31/10
Price collar	600,000	6,522	$45.00-$49.00[a]	3/1/09-5/31/09

(a)	The index prices for the oil price swaps are based on the NYMEX-West Texas Intermediate monthly average futures price.

Note J.	Debt

The Company’s debt consists of the following (in thousands):

	December 31,
	2008	2007

Senior credit facility	$630,000	$216,000
2nd lien credit facility	–	109,900
Unamortized original issue discount on 2nd lien credit facility	–	(496)

Total long-term debt	630,000	325,404
Current portion of 2nd lien credit facility	–	2,000

Total debt	$630,000	$327,404

Senior credit facility. On July 31, 2008, the Company amended and restated its senior credit facility in various respects, including increasing the borrowing base to $960 million, subject to scheduled semiannual redeterminations, and extending the maturity date to July 31, 2013 (the “Senior Credit Facility”). The Company paid an arrangement fee of $14.4 million upon closing the Senior Credit Facility. At December 31, 2008, the Company had letters of credit outstanding under the Senior Credit Facility of approximately $275,000 and its availability to borrow additional funds was $329.7 million. In October 2008, the Company’s $960 million borrowing base was reaffirmed until the next scheduled borrowing base redetermination in April 2009. Between scheduled borrowing base redeterminations the Company and, if requested by 66 2 / 3 percent of the lenders, the lenders may each request one special redetermination.

Advances on the Senior Credit Facility bear interest, at the Company’s option, based on (i) the prime rate of JPMorgan Chase Bank (“JPM Prime Rate”) (3.25 percent at December 31, 2008) or (ii) a Eurodollar rate (substantially equal to the London Interbank Offered Rate). The interest rates of Eurodollar rate advances and JPM Prime Rate advances vary, with interest margins ranging from 125 to 275 basis points and zero to 125 basis points, respectively, per annum depending on the balance outstanding. The Company pays commitment fees on the unused portion of the available borrowing base ranging from 25 to 50 basis points per annum.

The Senior Credit Facility also includes a same-day advance facility under which the Company may borrow funds on a daily basis from the administrative agent. Same day advances cannot exceed $25 million and the maturity dates cannot exceed fourteen days. The interest rate on this facility is the JPM Prime Rate plus the applicable interest margin.

The Company’s obligations under the Senior Credit Facility are secured by a first lien on substantially all of the Company’s oil and gas properties. In addition, all of the Company’s subsidiaries are guarantors and all general partner, limited partner and membership interests in the Company’s subsidiaries owned by the Company have been pledged to secure borrowings under the Senior Credit Facility. The credit agreement contains various restrictive covenants and compliance requirements which include (a) maintenance of certain financial ratios including (i) maintenance of a quarterly ratio of total debt to consolidated earnings before interest expense, income taxes, depletion, depreciation, and amortization, exploration expense and other noncash income and expenses to be no greater than 4.0 to 1.0, and (ii) maintenance of a ratio of current assets to current liabilities, excluding noncash assets and liabilities related to financial derivatives and asset retirement obligations and including the unfunded amounts under the Senior Credit Facility, to be no less than 1.0 to 1.0; (b) limits on the incurrence of additional indebtedness and certain types of liens; (c) restrictions as to mergers and sales or transfer of assets; and (d) a restriction on the payment of cash dividends. At December 31, 2008, the Company was in compliance with its debt covenants.

2nd lien credit facility. On March 27, 2007, the Company entered into a second lien credit facility (the “2nd Lien Credit Facility”), for a term loan facility in the amount of $200 million. The 2nd Lien Credit Facility was fully paid on July 31, 2008 from proceeds from the Company’s Senior Credit Facility and the facility was terminated.

Principal maturities of long-term debt. Principal maturities of long-term debt outstanding at December 31, 2008 are as follows (in thousands):

2009	$–
2010	–
2011	–
2012	–
2013	630,000

Total	$630,000

Interest expense. The following amounts have been incurred and charged to interest expense for the years ended December 31, 2008, 2007 and 2006 (in thousands):

	Years ended December 31,
	2008	2007	2006

Cash payments for interest	$27,747	$41,036	$23,882
Amortization of original issue discount	58	98	–
Amortization of deferred loan origination costs	2,157	1,338	1,494
Write-off of deferred loan origination costs and original issue discount	1,547	2,631	–
Net changes in accruals	(1,237)	(6,414)	7,320

Interest costs incurred	30,272	38,689	32,696
Less: capitalized interest	(1,233)	(2,647)	(2,129)

Total interest expense	$29,039	$36,042	$30,567

Note K.	Commitments and contingencies

Severance agreements. The Company has entered into severance and change in control agreements with all of its officers. The current annual salaries for the Company’s officers covered under such agreements total approximately $2.4 million.

Indemnifications. The Company has agreed to indemnify its directors and officers, employees and agents with respect to claims and damages arising from acts or omissions taken in such capacity, as well as with respect to certain litigation.

Legal actions. The Company is a party to proceedings and claims incidental to its business. While many of these matters involve inherent uncertainty, the Company believes that the amount of the liability, if any, ultimately incurred with respect to such proceedings and claims will not have a material adverse effect on the Company’s consolidated financial position as a whole or on its liquidity, capital resources or future annual results of operations. The Company will continue to evaluate litigation against the Company on a quarter-by-quarter basis and will establish and adjust any reserves as appropriate to reflect its assessment of the then current status of the matters.

Acquisition commitments. In connection with the Acquisition, the Company agreed to pay certain employees of the Henry Entities bonuses of approximately $11.0 million in the aggregate at each of the first and second anniversaries of the closing of the Acquisition, respectively. Except as described below, these employees must remain employed with the Company to receive the bonus. A Henry Entities employee who is otherwise entitled to a full bonus will receive the full bonus (i) if the Company terminates the employee without cause, (ii) upon death or disability of such employee or (iii) upon a change in control of the Company. If such employee resigns or is terminated for cause the employee will not receive the bonus and the Company will be required to pay the sellers in the Acquisition 65 percent of the bonus amount not paid to the employee. The Company will reflect the bonus amounts to be paid to these employees as a period cost which will be included in the Company’s results of operations over the period earned. Amounts that ultimately are determined to be paid to the sellers will be treated as a “contingent purchase price” and reflected as an adjustment to the purchase price. During 2008, the Company recognized $4.3 million of the obligation in its results of operations and $0.7 million as contingent purchase price.

Daywork commitments. The Company periodically enters into contractual arrangements under which the Company is committed to expend funds to drill wells in the future, including agreements to secure drilling rig services, which require the Company to make future minimum payments to the rig operators. The Company records drilling commitments in the periods in which well capital is incurred or rig services are provided. The following table summarizes the Company’s future drilling commitments at December 31, 2008 (in thousands):

	Payment due by period
		Less than	1-3	3-5	More than
	Total	1 year	years	years	5 years

Daywork drilling contracts	$5,584	$5,584	$–	$–	$–
Daywork drilling contracts with related parties[a]	12,296	12,296	–	–	–
Daywork drilling contracts assumed in the Henry Properties acquisition[b]	10,850	7,978	2,872	–	–

Total contractual drilling commitments	$28,730	$25,858	$2,872	$–	$–

(a)	Consists of daywork drilling contracts with Silver Oak Drilling, LLC, an affiliate of the Chase Group.

(b)	A major oil and gas company which owns an interest in the wells being drilled and the Company are parties to these contracts. Only the Company’s 25% share of the contract obligation has been reflected above.

Operating leases. The Company leases vehicles, equipment and office facilities under non-cancellable operating leases. Lease payments associated with these operating leases for the years ended December 31, 2008, 2007 and 2006 were approximately $720,000, $288,000 and $685,000, respectively.

Future minimum lease commitments under non-cancellable operating leases at December 31, 2008 are as follows (in thousands):

2009	$970
2010	985
2011	989
2012	981
2013	818

Total	$4,743

Note L.	Income taxes

The Company accounts for income taxes in accordance with the provisions of SFAS No. 109. The Company and its subsidiaries file federal corporate income tax returns on a consolidated basis. The tax returns and the amount of taxable income or loss are subject to examination by United States federal and state taxing authorities.

The Company’s provision for income taxes differed from the U.S. statutory rate of 35 percent primarily due to state income taxes and non-deductible expenses. The effective income tax rate for the years ended December 31, 2008, 2007 and 2006 was 36.8 percent, 38.7 percent and 42.2 percent, respectively.

SFAS No. 109 requires that the Company continually assess both positive and negative evidence to determine whether it is more likely than not that deferred tax assets can be realized prior to their expiration. Management monitors Company-specific, oil and gas industry and worldwide economic factors and assesses the likelihood that the Company’s net operating loss carryforwards (“NOLs”) and other deferred tax attributes in the United States, state, and local tax jurisdictions will be utilized prior to their expiration. At December 31, 2008 and 2007, the Company had no valuation allowances related to its deferred tax assets.

The Company adopted the provisions of FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes “ (“FIN No. 48”) an interpretation of FASB Statement No. 109 “ Accounting for Income Taxes,” on January 1, 2007. At the time of adoption and at December 31, 2008, the Company did not have any significant uncertain tax positions requiring recognition in the financial statements. The tax years 2004 through 2008 remain subject to examination by major tax jurisdictions.

The FASB issued FIN No. 48-1, “Definition of Settlement in FASB Interpretation No. 48,” (“FIN No. 48-1”) to clarify when a tax position is effectively settled. FIN No. 48-1 provides guidance in determining the proper timing for recognizing tax benefits and applying the new information relevant to the technical merits of a tax position obtained during a tax authority examination. FIN No. 48-1 provides criteria to determine whether a tax position is effectively settled after completion of a tax authority examination, even if the potential legal obligation remains under the statute of limitations. The Company’s adoption of this pronouncement did not have a significant effect on its consolidated financial statements.

Texas margins tax. On May 18, 2006, the Governor of Texas signed into law House Bill 3 (“HB-3”) which modifies the existing franchise tax law. The modified franchise tax will be computed by subtracting either costs of goods sold or compensation expense, as defined in HB-3, from gross revenue to arrive at a gross margin. The resulting gross margin will be taxed at a one percent rate. HB-3 has also expanded the definition of tax-paying entities to include limited partnerships. HB-3 became effective for activities occurring on or after January 1, 2007.

The portion of tax expense attributable to the enactment of the Texas margin tax was $226,000 and $113,000 for the years ended December 31, 2008 and 2007, respectively.

Income tax provision. The Company’s income tax provision and amounts separately allocated were attributable to the following items for the years ended December 31, 2008, 2007 and 2006 (in thousands):

	Years ended December 31,
	2008	2007	2006

Income from operations	$162,085	$16,019	$14,379
Changes in stockholders’ equity:
Net deferred hedge gains (losses)	(3,121)	(13,204)	4,200
Net settlement losses included in earnings	12,228	3,830	2,030
Tax benefits related to stock-based compensation	(3,614)	–	–

	$167,578	$6,645	$20,609

The Company’s income tax provision attributable to income from operations consisted of the following for the years ended December 31, 2008, 2007 and 2006 (in thousands):

	Years ended December 31,
	2008	2007	2006

Current:
U.S. federal	$8,080	$1,902	$1,527
U.S. state and local	521	401	234

	8,601	2,303	1,761

Deferred:
U.S. federal	141,668	10,069	10,777
U.S. state and local	11,816	3,647	1,841

	153,484	13,716	12,618

	$162,085	$16,019	$14,379

The reconciliation between the tax expense computed by multiplying pretax income by the U.S. federal statutory rate and the reported amounts of income tax expense is as follows (in thousands):

	Years ended December 31,
	2008	2007	2006

Income at U.S. federal statutory rate	$154,276	$14,483	$11,916
State income taxes (net of federal tax effect)	13,372	2,631	2,083
Stock-based compensation	–	–	380
Statutory depletion carryover	–	(613)	–
Change in tax rate	(5,671)	–	–
Nondeductible expense & other	108	(482)	–

Expense for income taxes	$162,085	$16,019	$14,379

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities were as follows (in thousands):

	December 31,
	2008	2007

Deferred tax asset:
Stock-based compensation	$5,569	$4,440
Derivative instruments	–	17,612
Statutory depletion carryover	1,635	613
Federal tax credit carryovers	8,525	1,195
Other	10,625	564

Total deferred tax assets	26,354	24,424

Deferred tax liability:
Oil and gas properties, principally due to differences in basis and depletion and the deduction of intangible drilling costs for tax purposes	(557,011)	(269,938)
Intangible asset—operating rights	(14,387)	–
Derivative instruments	(65,689)	–
Other	(235)	(54)

Total deferred tax liabilities	(637,322)	(269,992)

Net deferred tax liability	$(610,968)	$(245,568)

Note M.	Major customers and derivative counterparties

Sales to major customers. The Company’s share of oil and gas production is sold to various purchasers. The Company is of the opinion that the loss of any one purchaser would not have a material adverse effect on the ability of the Company to sell its oil and gas production.

The following purchasers individually accounted for ten percent or more of the consolidated oil and natural gas revenues, including the results of commodity hedges, during the years ended December 31, 2008, 2007 and 2006:

	Years ended December 31,
	2008	2007	2006

Navajo Refining Company, L.P.	59%	60%	52%
DCP Midstream LP	18%	23%	17%

At December 31, 2008, the Company had receivables from Navajo Refining Company, L.P. and DCP Midstream LP of $16.2 million and $3.7 million, respectively, which are reflected in Accounts receivable—oil and gas in the accompanying consolidated balance sheet.

Derivative counterparties. The Company uses credit and other financial criteria to evaluate the credit standing of, and to select, counterparties to its derivative instruments. The Company’s credit facility agreements require that the senior unsecured debt ratings of the Company’s derivative counterparties be not less than either A- by Standard & Poor’s Rating Group rating system or A3 by Moody’s Investors Service, Inc. rating system. At December 31, 2008 and 2007, the counterparties with whom the Company had outstanding derivative contracts met or exceeded the required ratings. Although the Company does not obtain collateral or otherwise secure the fair value of its derivative instruments, management believes the associated credit risk is mitigated by the Company’s credit risk policies and procedures and by the credit rating requirements of the Company’s credit facility agreements.

Note N.	Related parties

Contract Operator Agreement and Transition Services Agreement. On February 27, 2006, the Company signed a Contract Operator Agreement with Mack Energy Corporation (“MEC”), an affiliate of the Chase Group, whereby the Company engaged MEC as its contract operator to provide certain services with respect to the Chase Group Properties. The initial term of the Contract Operator Agreement was five years commencing on March 1, 2006 and ending on February 28, 2011. The Company and MEC entered into a Transition Services Agreement on April 23, 2007, which terminated the Contract Operator Agreement and under which MEC continued to provide certain field level operating services on the Chase Group Properties. The Transition Services Agreement was terminated automatically on August 7, 2007 upon the Company’s completion of the Company’s initial public offering. Upon termination of such agreement, the Company’s employees along with third party contractors assumed the operation of the subject properties.

The Company incurred charges from MEC of approximately $1.9 million and $18.2 million for the year ended December 31, 2008 and from the termination dates of the respective agreements through December 31, 2007, respectively, in the ordinary course of business. The Company incurred charges from MEC of approximately $18.2 million and $10.3 million during 2007 for services rendered under the Contract Operator Agreement and Transition Services Agreement through the termination dates of the respective agreements and the year ended December 31, 2006, respectively.

The Company had outstanding invoices payable to MEC of approximately zero and $0.4 million at December 31, 2008 and 2007, respectively, which are reflected in accounts payable—related parties in the accompanying consolidated balance sheet.

Other related party transactions. The Company also has engaged in transactions with certain other affiliates of the Chase Group, including Silver Oak, an oilfield services company, a supply company, a drilling fluids supply company, a pipe and tubing supplier, a fixed base operator of aircraft services and a software company.

The Company incurred charges from these related party vendors of approximately $23.2 million, $43.8 million and $32.4 million for the years ended December 31, 2008, 2007 and 2006, respectively, for services rendered.

At December 31, 2008 and 2007, the Company had outstanding invoices payable to the other related party vendors identified above of approximately $21,000 and $1.7 million, respectively, which are reflected in accounts payable—related parties in the accompanying consolidated balance sheets.

Overriding royalty and royalty interests. Certain members of the Chase Group own overriding royalty interests in certain of the Chase Group Properties. The amount paid attributable to such interests was approximately $3.1 million, $2.4 million and $1.2 million for the years ended December 31, 2008, 2007 and 2006, respectively. The Company owed royalty payments of approximately $146,000 and $315,000 to these members of the Chase Group at December 31, 2008 and 2007, respectively.

Royalties are paid on certain properties located in Andrews County, Texas to a partnership of which one of the Company’s directors is the General Partner, and who also owns a 3.5 percent partnership interest. The Company paid approximately $332,000, $205,000 and $72,000 for the years ended December 31, 2008, 2007 and 2006, respectively. The Company owed this partnership royalty payments of approximately $13,000 and $29,000 at December 31, 2008 and 2007, respectively.

In April 2005, the Company acquired certain working interests in 46,861 gross (26,908 net) acres located in Culberson County, Texas from an entity partially owned by a person who became an executive officer of the Company immediately following such acquisition. In connection with this acquisition, such entity retained a 2 percent overriding royalty interest in the acquired properties, which overriding royalty interest is now owned equally by such officer and a non-officer employee of the Company. The amount attributable to such interest was approximately $3,000 during the year ended December 31, 2007. During the year ended December 31, 2008, no payments were made related to this overriding royalty interest.

Prospect participation. Subsequent to the closing of the Combination, the Company acquired working interests from Caza in certain lands in New Mexico in which Caza owns an interest. The Company paid Caza approximately zero, $3,000 and $2.1 million for the years ended December 31, 2008, 2007 and 2006 for these interests. At December 31, 2008 and 2007, the Company had no outstanding invoices owed to Caza.

Working interests owned by employees. As part of the Henry Properties acquisition, the Company purchased oil and gas properties in which employees owned a working interest. The Company distributed revenues to these employees of approximately $155,000 and received joint interest payments from these employees of $635,000 for the year ended December 31, 2008. At December 31, 2008, the Company was owed by these employees approximately $300,000, which is reflected in accounts receivable—related parties.

Note O.	Net income per share

Basic net income per share is computed by dividing net income applicable to common shareholders by the weighted average number of common shares treated as outstanding for the period. As discussed in Note F, agreements to sell stock to the Company’s officers and certain employees subject to Purchase Notes are accounted for as options (“Bundled Capital Options” and “Capital Options”, respectively). As a result, Bundled Capital Options and Capital Options are excluded from the weighted average number of common shares treated as outstanding during each period until the Purchase Notes are paid in full, thus exercising the options. All Bundled Capital Options were exercised prior to September 30, 2007. All Capital Options were exercised prior to March 31, 2008.

The computation of diluted income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock that are dilutive to income were exercised or converted into common stock or resulted in the issuance of common stock that would then share in the earnings of the Company. These amounts include unexercised Bundled Capital Options, Capital Options, stock options and restricted stock (as issued under the Plan and described in Note G). Potentially dilutive effects are calculated using the treasury stock method.

The CEHC 6% Series A Preferred Stock were entitled to receive an amount equal to its stated value ($9.00) plus any unpaid dividends upon occurrence of a liquidation event, as defined. In connection with the Combination on February 24, 2006, a liquidation event occurred. Instead of receiving the stated value, the holders of the CEHC 6% Series A Preferred Stock agreed to accept 0.75 shares of Resources common stock in exchange for each share of CEHC 6% Series A Preferred Stock. This was considered to be an induced conversion, as defined in the FASB Emerging Issues Task Force Topic D-42, “The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock.” The excess of the carrying amount of the CEHC 6% Series A Preferred Stock over the fair value of the Resources common stock issued is required to be added to 2006 net income to arrive at 2006 net income applicable to common shareholders for the year ended December 31, 2006.

The following table is a reconciliation of the basic weighted average common shares outstanding to diluted weighted average common shares outstanding for the years ended December 31, 2008, 2007 and 2006 (in thousands):

	Years ended December 31,
	2008	2007	2006

Weighted average common shares outstanding:
Basic	79,206	64,316	47,287
Dilutive bundled capital options	–	847	2,516
Dilutive capital options	6	154	192
Dilutive common stock options	1,134	901	714
Dilutive restricted stock	241	91	20

Diluted	80,587	66,309	50,729

Since the Company had net income applicable to common shareholders, the effects of all potentially dilutive securities including Bundled Capital Options, Capital Options, incentive stock options and unvested restricted stock were considered in the computation of diluted earnings per share. Because the exercise prices of certain incentive stock options were greater than the average market price of the common shares and would be anti-dilutive, incentive stock options to purchase 313,354 shares, 366,250 shares and 450,000 of common stock for the years ended December 31, 2008, 2007 and 2006, respectively, were outstanding but not included in the computations of diluted income per share from continuing operations. Also excluded from the computation of diluted income per share for the year ended December 31, 2008, were 56,086 shares of restricted stock because the effect would be anti-dilutive.

Note P.	Other current liabilities

The following table provides the components of the Company’s other current liabilities at December 31, 2008 and 2007 (in thousands):

	December 31,
	2008	2007

Other current liabilities:
Accrued production costs	$15,489	$4,135
Payroll related matters	11,290	3,821
Accrued interest	353	1,590
Asset retirement obligations	2,611	912
Other	8,314	4,008

Other current liabilities	$38,057	$14,466

Note Q.	Subsidiary guarantors

All of the Company’s wholly-owned subsidiaries have fully and unconditionally guaranteed the Credit Facility of the Company (see Note J). In accordance with practices accepted by the SEC, the Company has prepared Consolidating Condensed Financial Statements in order to quantify the assets and results of operations of such subsidiaries as subsidiary guarantors. The following Consolidating Condensed Balance Sheets at December 31, 2008 and 2007, and Consolidating Statements of Operations and Consolidating Condensed Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006, present financial information for Concho Resources Inc. as the Parent on a stand-alone basis (carrying any investments in subsidiaries under the equity method), financial information for the subsidiary guarantors on a stand-alone basis (carrying any investment in non-guarantor subsidiaries under the equity method), and the consolidation and elimination entries necessary to arrive at the information for the Company on a consolidated basis. All current and deferred taxes are recorded on Concho Resources Inc., as the subsidiaries are flow-through entities for tax purposes. The subsidiary guarantors are not restricted from making distributions to the Company.

Consolidating condensed balance sheet
December 31, 2008

		Subsidiary	Consolidating
(in thousands)	Parent issuer	guarantors	entries	Total

Assets
Accounts receivable—related parties	$2,500,186	$1,432,829	$(3,932,701)	$314
Other current assets	120,406	158,063	–	278,469
Total oil and natural gas properties, net	–	2,386,584	–	2,386,584
Other property and equipment, net	–	14,820	–	14,820
Investment in subsidiaries	734,969	–	(734,969)	–
Total other long-term assets	73,538	61,478	–	135,016

Total assets	$3,429,099	$4,053,774	$(4,667,670)	$2,815,203

Liabilities and equity
Accounts payable—related parties	$860,758	$3,072,255	$(3,932,701)	$312
Other current liabilities	39,424	231,082	–	270,506
Other long-term liabilities	573,763	15,468	–	589,231
Long-term debt	630,000	–	–	630,000
Equity	1,325,154	734,969	(734,969)	1,325,154

Total liabilities and equity	$3,429,099	$4,053,774	$(4,667,670)	$2,815,203

Consolidating condensed balance sheet
December 31, 2007

		Subsidiary	Consolidating
(in thousands)	Parent issuer	guarantors	entries	Total

Assets
Accounts receivable—related parties	$1,086,155	$644,595	$(1,730,750)	$–
Other current assets	17,127	90,856	–	107,983
Total oil and natural gas properties, net	–	1,387,909	–	1,387,909
Other property and equipment, net	–	7,085	–	7,085
Investment in subsidiaries	411,240	–	(411,240)	–
Total other long-term assets	3,426	1,826	–	5,252

Total assets	$1,517,948	$2,132,271	$(2,141,990)	$1,508,229

Liabilities and equity
Accounts payable—related parties	$107,523	$1,625,346	$(1,730,750)	$2,119
Other current liabilities	40,036	86,487	–	126,523
Other long-term liabilities	269,587	9,198	–	278,785
Long-term debt	325,404	–	–	325,404
Equity	775,398	411,240	(411,240)	775,398

Total liabilities and equity	$1,517,948	$2,132,271	$(2,141,990)	$1,508,229

Consolidating condensed statement of operations
For the year ended December 31, 2008

		Subsidiary	Consolidating
(in thousands)	Parent issuer	guarantors	entries	Total

Total operating revenues	$(31,287)	$565,076	$–	$533,789
Total operating costs and expenses	177,384	(242,779)	–	(65,395)

Income from operations	146,097	322,297	–	468,394
Interest expense	(29,039)	–	–	(29,039)
Other, net	323,729	1,432	(323,729)	1,432

Income before income taxes	440,787	323,729	(323,729)	440,787
Income tax expense	(162,085)	–	–	(162,085)

Net income	$278,702	$323,729	$(323,729)	$278,702

Consolidating condensed statement of operations
For the year ended December 31, 2007

		Subsidiary	Consolidating
(in thousands)	Parent issuer	guarantors	entries	Total

Total operating revenues	$(2,968)	$297,301	$–	$294,333
Total operating costs and expenses	(22,472)	(195,924)	–	(218,396)

Income (loss) from operations	(25,440)	101,377	–	75,937
Interest expense	(36,042)	–	–	(36,042)
Other, net	102,861	1,174	(102,551)	1,484

Income before income taxes	41,379	102,551	(102,551)	41,379
Income tax expense	(16,019)	–	–	(16,019)

Net income	$25,360	$102,551	$(102,551)	$25,360
Preferred stock dividends	(45)	–	–	(45)

Net income applicable to common shareholders	$25,315	$102,551	$(102,551)	$25,315

Consolidating condensed statement of operations
For the year ended December 31, 2006

		Subsidiary	Consolidating
(in thousands)	Parent issuer	guarantors	entries	Total

Total operating revenues	$366	$197,924	$–	$198,290
Total operating costs and expenses	(180)	(134,682)		(134,862)

Income from operations	186	63,242	–	63,428
Interest expense	(30,567)	–	–	(30,567)
Other, net	64,428	469	(63,711)	1,186

Income before income taxes	34,047	63,711	(63,711)	34,047
Income tax expense	(14,379)	–	–	(14,379)

Net income	$19,668	$63,711	$(63,711)	$19,668
Preferred stock dividends	(1,244)	–	–	(1,244)
Effect of induced conversion of preferred stock	11,601	–	–	11,601

Net income applicable to common shareholders	$30,025	$63,711	$(63,711)	$30,025

Consolidating condensed statement of cash flows
For the year ended December 31, 2008

		Subsidiary	Consolidating
(in thousands)	Parent issuer	guarantors	entries	Total

Net cash flows provided by (used in) operating activities	$(532,919)	$924,316	$–	$391,397
Net cash flows used in investing activities	(5,386)	(940,664)	–	(946,050)
Net cash flows provided by financing activities	538,198	3,783	–	541,981

Net decrease in cash and cash equivalents	(107)	(12,565)	–	(12,672)
Cash and cash equivalents at beginning of year	107	30,317	–	30,424

Cash and cash equivalents at end of year	$–	$17,752	$–	$17,752

Consolidating condensed statement of cash flows
For the year ended December 31, 2007

		Subsidiary	Consolidating
(in thousands)	Parent issuer	guarantors	entries	Total

Net cash flows provided by (used in) operating activities	$(15,094)	$184,863	$–	$169,769
Net cash flows provided by (used in) investing activities	631	(160,984)	–	(160,353)
Net cash flows provided by financing activities	14,235	5,651	–	19,886

Net increase (decrease) in cash and cash equivalents	(228)	29,530	–	29,302
Cash and cash equivalents at beginning of year	335	787	–	1,122

Cash and cash equivalents at end of year	$107	$30,317	$–	$30,424

Consolidating condensed statement of cash flows
For the year ended December 31, 2006

		Subsidiary	Consolidating
(in thousands)	Parent issuer	guarantors	entries	Total

Net cash flows provided by (used in) operating activities	$(487,349)	$599,530	$–	$112,181
Net cash flows used in investing activities	–	(596,852)	–	(596,852)
Net cash flows provided by financing activities	476,611	–	–	476,611

Net increase (decrease) in cash and cash equivalents	(10,738)	2,678	–	(8,060)
Cash and cash equivalents at beginning of year	11,073	(1,891)	–	9,182

Cash and cash equivalents at end of year	$335	$787	$–	$1,122

Concho Resources Inc.
Unaudited supplementary information
December 31, 2008, 2007 and 2006

Capitalized costs (in thousands):

	December 31,
	2008	2007

Oil and gas properties:
Proved	$2,316,330	$1,303,665
Unproved	377,244	251,353
Less: accumulated depletion	(306,990)	(167,109)

Net capitalized costs for oil and gas properties	$2,386,584	$1,387,909

Costs incurred for oil and gas producing activities (in thousands)a:

	Years ended December 31,
	2008	2007	2006

Property acquisition costs:
Proved	$597,713	$–	$830,537
Unproved	240,294	7,293	220,295
Exploration	160,174	116,004	49,297
Development	178,842	64,524	124,817

Total costs incurred for oil and gas properties	$1,177,023	$187,821	$1,224,946

(a)	The costs incurred for oil and gas producing activities includes the following amounts of asset retirement obligations (in thousands):

	Years ended December 31,
	2008	2007	2006

Proved property acquisition costs	$7,062	$–	$6,155
Exploration costs	563	(15)	43
Development costs	(1,123)	315	1,095

Total	$6,502	$300	$7,293

Reserve quantity information

The estimates of proved oil and gas reserves, which are all located in the United States primarily in the Permian Basin region of Southeast New Mexico and West Texas, were prepared by the Company’s engineers. These reserve estimates were reviewed and confirmed by Netherland, Sewell & Associates, Inc. and Cawley, Gillespie & Associates, Inc. Reserves were estimated in accordance with guidelines established by the United States Securities and Exchange Commission (“SEC”) and the FASB, which require that reserve estimates be prepared under existing economic and operating conditions with no provision for price and cost escalations except by contractual arrangements except that future production costs exclude overhead charges for Company operated properties.

The following table summarizes the prices utilized in the reserve estimates for 2008, 2007 and 2006. Commodity prices utilized for the reserve estimates were adjusted for location, grade and quality are as follows:

	December 31,
	2008	2007	2006

Prices utilized in the reserve estimates before adjustments:
Year-end West Texas Intermediate posted oil price per Bbl	$41.00	$92.50	$57.75
Year-end Henry Hub spot market natural gas price per MMBtu	$5.71	$6.80	$5.64

Oil and gas reserve quantity estimates are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. The accuracy of such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of subsequent drilling, testing and production may cause either upward or downward revision of previous estimates. Further, the volumes considered to be commercially recoverable fluctuate with changes in prices and operating costs. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of currently producing oil and gas properties. Accordingly, these estimates are expected to change as additional information becomes available in the future.

The following table provides a rollforward of the total proved reserves for the years ended December 31, 2008, 2007 and 2006, as well as proved developed reserves at the beginning and end of each respective year. Oil and condensate volumes are expressed in MBbls and natural gas volumes are expressed in MMcf.

	2008			2007			2006
	Oil and	Natural		Oil and	Natural		Oil and	Natural
	condensate	gas	Total	condensate	gas	Total	condensate	gas	Total
	(MBbls)	(MMcf)	(MBoe)	(MBbls)	(MMcf)	(MBoe)	(Mbls)	(MMcf)	(MBoe)

Total proved reserves:
Balance, January 1	53,361	225,837	91,000	44,322	200,818	77,792	9,658	49,530	17,913
Purchase of minerals-in-place	20,837	56,022	30,174	105	354	164	27,163	137,963	50,157
Sales of minerals-in-place	–	–	–	(1)	–	(1)	–	–	–
Discoveries and extensions[a]	24,194	73,380	36,424	13,140	48,751	21,265	10,226	39,427	16,797
Revisions of previous estimates	(7,521)	(34,323)	(13,242)	(1,191)	(12,022)	(3,195)	(430)	(16,595)	(3,196)
Production	(4,586)	(14,968)	(7,081)	(3,014)	(12,064)	(5,025)	(2,295)	(9,507)	(3,880)

Balance, December 31	86,285	305,948	137,275	53,361	225,837	91,000	44,322	200,818	77,791

Proved developed reserves:
January 1	27,617	128,872	49,096	23,443	112,423	42,180	6,502	34,160	12,195
December 31	46,661	179,124	76,515	27,617	128,872	49,096	23,443	112,423	42,180

(a)	The 2008, 2007 and 2006 discoveries and extensions included 14,533, 9,601 and 5,211 net MBoe, respectively, related to additions from the Company’s infill drilling activities.

Standardized measure of discounted future net cash flows

The standardized measure of discounted future net cash flows is computed by applying year-end prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of proved oil and gas reserves less estimated future expenditures (based on year-end costs) to be incurred in developing and producing the proved reserves, discounted using a rate of 10 percent per year to reflect the estimated timing of the future cash flows. Future income taxes are calculated by comparing undiscounted future cash flows to the tax basis of oil and gas properties plus available carryforwards and credits and applying the current tax rates to the difference.

Discounted future cash flow estimates like those shown below are not intended to represent estimates of the fair value of oil and gas properties. Estimates of fair value would also consider probable and possible reserves, anticipated future oil and gas prices, interest rates, changes in development and production costs and risks associated with future production. Because of these and other considerations, any estimate of fair value is necessarily subjective and imprecise.

The following table provides the standardized measure of discounted future cash flows at December 31, 2008, 2007 and 2006 (in thousands):

	December 31,
	2008	2007	2006

Oil and gas producing activities:
Future cash inflows	$5,785,109	$6,507,955	$3,560,326
Future production costs	(1,666,380)	(1,517,415)	(995,335)
Future development and abandonment costs[a]	(668,005)	(484,140)	(484,462)
Future income tax expense	(919,251)	(1,482,633)	(530,212)

	2,531,473	3,023,767	1,550,317
10% annual discount factor	(1,332,488)	(1,591,993)	(839,968)

Standardized measure of discounted future cash flows	$1,198,985	$1,431,774	$710,349

(a)	Includes $28.8 million, $19.5 million and $25.3 million of undiscounted asset retirement cash inflow estimated at December 31, 2008, 2007 and 2006, respectively, using current estimates of future salvage values less future abandonment costs. See Note E for corresponding information regarding the Company’s discounted asset retirement obligations.

Changes in standardized measure of discounted future net cash flows

The following table provides a rollforward of the standardized measure of discounted future cash flows for the years ended December 31, 2008, 2007 and 2006 (in thousands):

	Years ended December 31,
	2008	2007	2006

Oil and gas producing activities:
Purchases of minerals-in-place	$1,014,689	$4,054	$795,072
Sales of minerals-in-place	(24)	(54)	–
Extensions and discoveries	426,208	511,519	156,266
Net changes in prices and production costs	(1,622,800)	802,584	(109,264)
Oil and gas sales, net of production costs	(473,841)	(249,866)	(166,236)
Changes in future development costs	74,160	72,441	(6,085)
Revisions of previous quantity estimates	(283,557)	(82,299)	(51,147)
Accretion of discount	255,660	85,533	23,085
Changes in production rates, timing and other	104,137	35,834	(10,119)

Change in present value of future net revenues	(505,368)	1,179,746	631,572
Net change in present value of future income taxes	272,579	(458,321)	(144,985)

	(232,789)	721,425	486,587
Balance, beginning of year	1,431,774	710,349	223,762

Balance, end of year	$1,198,985	$1,431,774	$710,349

Selected quarterly financial results

The following table provides selected quarterly financial results for the years ended December 31, 2008 and 2007 (in thousands, except per share data):

	Quarter
	First	Second	Third	Fourth

Year ended December 31, 2008:
Total operating revenues	$106,711	$137,383	$170,457	$119,238
Operating costs and expenses (excluding gains (losses) on derivatives not designated as hedges)	(48,205)	(54,942)	(90,889)	(121,229)
Gains (losses) on derivatives not designated as hedges	(17,178)	(102,456)	163,312	206,192

Income (loss) from operations	$41,328	$(20,015)	$242,880	$204,201

Net income (loss)	$22,365	$(14,420)	$141,928	$128,829

Net income (loss) available to common stockholders	$22,365	$(14,420)	$141,928	$128,829

Net income (loss) per common share—Basic	$0.30	$(0.19)	$1.75	$1.53

Net income (loss) per common share—Diluted	$0.29	$(0.19)	$1.72	$1.51

Year ended December 31, 2007:
Total operating revenues	$60,346	$66,103	$69,098	$98,786
Operating costs and expenses (excluding gains (losses) on derivatives not designated as hedges)	(41,938)	(46,324)	(49,690)	(60,170)
Gains (losses) on derivatives not designated as hedges	–	–	3,088	(23,362)

Income from operations	$18,408	$19,779	$22,496	$15,254

Net income	$4,623	$5,925	$7,954	$6,858

Net income available to common stockholders	$4,589	$5,914	$7,954	$6,858

Net income per common share—Basic	$0.08	$0.10	$0.12	$0.09

Net income per common share—Diluted	$0.08	$0.10	$0.11	$0.09

PROSPECTUS

Concho Resources Inc.

Debt Securities
Preferred Stock
Common Stock
Depositary Shares
Warrants

Guarantee of Debt Securities of Concho Resources Inc. by:
COG Operating LLC
COG Realty LLC
Concho Energy Services LLC
Quail Ranch LLC

We may offer and sell the securities listed above from time to time in one or more offerings in one or more classes or series. Any debt securities we offer pursuant to this prospectus may be fully and unconditionally guaranteed by certain of our subsidiaries, including COG Operating LLC, COG Realty LLC, Concho Energy Services LLC, and Quail Ranch LLC.

This prospectus provides you with a general description of the securities that may be offered. Each time securities are offered, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain more specific information about the offering and the terms of the securities being offered, including any guarantees by our subsidiaries. A prospectus supplement may also add, update or change information contained in this prospectus. This prospectus may not be used to offer or sell securities without a prospectus supplement describing the method and terms of the offering.

We may sell these securities directly or through agents, underwriters or dealers, or through a combination of these methods. See “Plan of Distribution.” The prospectus supplement will list any agents, underwriters or dealers that may be involved and the compensation they will receive. The prospectus supplement will also show you the total amount of money that we will receive from selling the securities being offered, after the expenses of the offering. You should carefully read this prospectus and any accompanying prospectus supplement, together with the documents we incorporate by reference, before you invest in any of our securities.

Investing in any of our securities involves risk.  Please read carefully the information included and incorporated by reference in this prospectus and in any applicable prospectus supplement for a discussion of the factors you should consider before deciding to purchase our securities. See “Risk Factors” beginning on page 4 of this prospectus.

Our common stock is listed on the New York Stock Exchange under the symbol “CXO.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated September 9, 2009.

You should rely only on the information contained in or incorporated by reference into this prospectus and any prospectus supplement. We have not authorized any dealer, salesman or other person to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus and any prospectus supplement are not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.

i

About this prospectus

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the SEC, using a “shelf” registration process. Under this shelf registration process, we may offer and sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the offering and the offered securities. The prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

Unless the context requires otherwise or unless otherwise noted, all references in this prospectus or any accompanying prospectus supplement to “Concho,” “we” or “our” are to Concho Resources Inc. and its subsidiaries.

The company

We are an independent oil and natural gas company engaged in the acquisition, development, exploitation and exploration of oil and natural gas properties. Our core operations are focused in the Permian Basin of Southeast New Mexico and West Texas. These core operating areas are complemented by activities in our emerging plays. We intend to grow our reserves and production through development drilling, exploitation and exploration activities on our multi-year project inventory and through acquisitions that meet our strategic and financial objectives.

We were formed in February 2006 as a result of the combination of Concho Equity Holdings Corp. and a portion of the oil and natural gas properties and related assets owned by Chase Oil Corporation and certain of its affiliates. Concho Equity Holdings Corp., which was subsequently merged into one of our wholly-owned subsidiaries, was formed in April 2004 and represented the third of three Permian Basin-focused companies that have been formed since 1997 by certain members of our current management team (the prior two companies were sold to large domestic independent oil and gas companies).

Our principal executive offices are located at 550 West Texas Avenue, Suite 100, Midland, Texas 79701. Our common stock is listed on the New York Stock Exchange under the symbol “CXO.”

Where you can find more information

We file annual, quarterly and current reports and other information with the SEC (File No. 001-33615) pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”). You may read and copy any documents that are filed at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates from the public reference section of the SEC at its Washington address. Please call the SEC at 1-800-SEC-0330 for further information.

Our filings are also available to the public through the SEC’s website at http://www.sec.gov.

The SEC allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to documents previously filed with the SEC. The information incorporated by reference is an important part of this prospectus, and the information that we later file with the SEC will automatically update and supersede this information. The following documents we filed with the SEC pursuant to the Exchange Act are incorporated herein by reference:

•	our Annual Report on Form 10-K for the year ended December 31, 2008;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009;

•	our Current Reports on Form 8-K and 8-K/A filed on each of August 6, 2008, October 7, 2008, January 28, 2009, March 4, 2009, April 9, 2009, June 12, 2009, August 12, 2009 and September 9, 2009 (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K); and

•	the description of our common stock contained in our registration statement on Form 8-A12B filed on July 23, 2007, including any amendment to that form that we may file in the future for the purpose of updating the description of our common stock.

These reports contain important information about us, our financial condition and our results of operations.

All future documents filed pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any Current Report on Form 8-K) before the termination of each offering under this prospectus shall be deemed to be incorporated in this prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of these filings at no cost by writing or telephoning us at the following address and telephone number:
Concho Resources Inc.
550 West Texas Avenue, Suite 100
Midland, Texas 79701
Attention: General Counsel
(432) 683-7443

We also maintain a website at http://www.conchoresources.com. However, the information on our website is not part of this prospectus.

Cautionary statement regarding forward-looking statements

Various statements contained in or incorporated by reference into this prospectus, our filings with the SEC and our public releases, including those that express a belief, expectation, or intention, as well as those that are not statements of historical fact, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Exchange Act. These forward-looking statements may include projections and estimates concerning capital expenditures, our liquidity and capital resources, the timing and success of specific projects, outcomes and effects of litigation, claims and disputes, elements of our business strategy and other statements concerning our operations, economic performance and financial condition. Forward-looking statements are generally accompanied by words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “could,” “may,” “foresee,” “plan,” “goal” or other words that convey the uncertainty of future events or outcomes. We have based these forward-looking statements on our current expectations and assumptions about future events. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate under the circumstances. These forward-looking statements speak only as of the date of this prospectus; we disclaim any obligation to update or revise these statements unless required by securities law, and we caution you not to rely on them unduly. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties relating to, among other matters, the risks discussed in our Annual Report on Form 10-K for the year ended December 31, 2008, our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 and our subsequent SEC filings, as well as those factors summarized below:

•	our business and financial strategy;

•	the estimated quantities of crude oil and natural gas reserves;

•	our use of industry technology;

•	our realized oil and natural gas prices;

•	the timing and amount of the future production of our oil and natural gas;

•	the amount, nature and timing of our capital expenditures;

•	the drilling of our wells;

•	our competition and government regulations;

•	the marketing of our oil and natural gas;

•	our exploitation activities or property acquisitions;

•	the costs of exploiting and developing our properties and conducting other operations;

•	general economic and business conditions;

•	our cash flow and anticipated liquidity;

•	hedging results;

•	uncertainty regarding our future operating results;

•	our plans, objectives, expectations and intentions contained in this prospectus that are not historical; and

•	our ability to integrate acquisitions.

Reserve engineering is a process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data, the interpretation of such data and price and cost assumptions made by our reserve engineers. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, such revisions would change the schedule of any further production and development drilling. Accordingly, reserve estimates may differ from the quantities of oil and natural gas that are ultimately recovered.

Risk factors

An investment in our securities involves a significant degree of risk. Before you invest in our securities you should carefully consider those risk factors included in our most recent Annual Report on Form 10-K, any Quarterly Reports on Form 10-Q and any Current Reports on Form 8-K, which are incorporated herein by reference, and those risk factors that may be included in any applicable prospectus supplement, together with all of the other information included in this prospectus, any prospectus supplement and the documents we incorporate by reference, in evaluating an investment in our securities. If any of the risks discussed in the foregoing documents were to occur, our business, financial condition, results of operations and cash flows could be materially adversely affected. Please read “Cautionary Statement Regarding Forward-Looking Statements.”

Ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends

The following table contains our consolidated ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends for the periods indicated.

	Concho Resources Inc.
								Inception		Chase Group
								(April 21,		Properties
	Six Months		Years Ended					2004) through		Years Ended
	Ended June 30,		December 31,					December 31,		December 31,
	2009		2008	2007	2006	2005		2004		2005		2004

Ratios of earnings to fixed charges(a)	(c	)	15.36	2.00	1.97	2.01		(c	)	NM(d	)	NM(d	)
Ratios of earnings to fixed charges and preferred stock dividends(b)	(e	)	15.36	2.00	1.90	(f	)	(e	)	NM(d	)	NM(d	)

(a)	The ratio has been computed by dividing earnings by fixed charges. For purposes of computing the ratio:

•	earnings include income (loss) before income taxes, adjusted for interest expense and the portion of rental expense deemed to be representative of the interest component of rental expense; and

•	fixed charges consist of interest expense, capitalized interest and the portion of rental expense deemed to be representative of the interest component of rental expense.

(b)	The ratio has been computed by dividing earnings by fixed charges and preferred stock dividends. For purposes of computing the ratio:

•	earnings include income (loss) before income taxes, adjusted for interest expense and the portion of rental expense deemed to be representative of the interest component of rental expense; and

•	fixed charges and preferred stock dividends consist of interest expense, capitalized interest, the portion of rental expense deemed to be representative of the interest component of rental expense and preferred stock dividends.

(c)	Due to our net loss for the six months ended June 30, 2009 and from inception (April 21, 2004) through December 31, 2004, the ratio coverage was less than 1:1. To achieve ratio coverage of 1:1, we would have needed additional earnings of approximately $80.3 million and $3.6 million, respectively.

(d)	Not meaningful, as there were no fixed charges or preferred stock dividends for these periods.

(e)	Due to our net loss for the six months ended June 30, 2009 and from inception (April 21, 2004) through December 31, 2004, the ratio coverage was less than 1:1. To achieve a ratio coverage of 1:1, we would have needed additional earnings of approximately $80.3 million and $4.4 million, respectively.

(f)	Due to the fixed charges and preferred stock dividends exceeding earnings for the period, we would have needed additional earnings of approximately $1.1 million to achieve a ratio coverage of 1:1.

Use of proceeds

Except as may be stated in the applicable prospectus supplement, we intend to use the net proceeds from any sales of securities by us under this prospectus for general corporate purposes, which may include repayment or refinancing of borrowings, working capital, capital expenditures, investments and acquisitions. Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to repayments of indebtedness.

Description of debt securities

The Debt Securities will be either our senior debt securities (“Senior Debt Securities”) or our subordinated debt securities (“Subordinated Debt Securities”). The Senior Debt Securities and the Subordinated Debt Securities will be issued under separate indentures among us, the Subsidiary Guarantors of such Debt Securities, if any, and a trustee to be determined (the “Trustee”). Senior Debt Securities will be issued under a “Senior Indenture” and Subordinated Debt Securities will be issued under a “Subordinated Indenture.” Together, the Senior Indenture and the Subordinated Indenture are called “Indentures.”

The Debt Securities may be issued from time to time in one or more series. The particular terms of each series that are offered by a prospectus supplement will be described in the prospectus supplement.

Unless the Debt Securities are guaranteed by our subsidiaries as described below, the rights of Concho and our creditors, including holders of the Debt Securities, to participate in the assets of any subsidiary upon the latter’s liquidation or reorganization, will be subject to the prior claims of the subsidiary’s creditors, except to the extent that we may ourself be a creditor with recognized claims against such subsidiary.

We have summarized selected provisions of the Indentures below. The summary is not complete. The form of each Indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part, and you should read the Indentures for provisions that may be important to you. Capitalized terms used in the summary have the meanings specified in the Indentures.

General

The Indentures provide that Debt Securities in separate series may be issued thereunder from time to time without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the Debt Securities of any series. We will determine the terms and conditions of the Debt Securities, including the maturity, principal and interest, but those terms must be consistent with the Indenture. The Debt Securities will be our unsecured obligations.

The Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of all of our Senior Debt as described under “— Subordination of Subordinated Debt Securities” and in the prospectus supplement applicable to any Subordinated Debt Securities. If the prospectus supplement so indicates, the Debt Securities will be convertible into our common stock.

If specified in the prospectus supplement respecting a particular series of Debt Securities, certain subsidiaries of Concho (each a “Subsidiary Guarantor”) will fully and unconditionally guarantee (the “Subsidiary Guarantee”) that series as described under “— Subsidiary Guarantee” and in the prospectus supplement. Each Subsidiary Guarantee will be an unsecured obligation of the Subsidiary Guarantor. A Subsidiary Guarantee of Subordinated Debt Securities will be subordinated to the Senior Debt of the Subsidiary Guarantor on the same basis as the Subordinated Debt Securities are subordinated to our Senior Debt.

The applicable prospectus supplement will set forth the price or prices at which the Debt Securities to be issued will be offered for sale and will describe the following terms of such Debt Securities:

(1) the title of the Debt Securities;

(2) whether the Debt Securities are Senior Debt Securities or Subordinated Debt Securities and, if Subordinated Debt Securities, the related subordination terms;

(3) whether any Subsidiary Guarantor will provide a Subsidiary Guarantee of the Debt Securities;

(4) any limit on the aggregate principal amount of the Debt Securities;

(5) each date on which the principal of the Debt Securities will be payable;

(6) the interest rate that the Debt Securities will bear and the interest payment dates for the Debt Securities;

(7) each place where payments on the Debt Securities will be payable;

(8) any terms upon which the Debt Securities may be redeemed, in whole or in part, at our option;

(9) any sinking fund or other provisions that would obligate us to redeem or otherwise repurchase the Debt Securities;

(10) the portion of the principal amount, if less than all, of the Debt Securities that will be payable upon declaration of acceleration of the Maturity of the Debt Securities;

(11) whether the Debt Securities are defeasible;

(12) any addition to or change in the Events of Default;

(13) whether the Debt Securities are convertible into our common stock and, if so, the terms and conditions upon which conversion will be effected, including the initial conversion price or conversion rate and any adjustments thereto and the conversion period;

(14) any addition to or change in the covenants in the Indenture applicable to the Debt Securities; and

(15) any other terms of the Debt Securities not inconsistent with the provisions of the Indenture.

Debt Securities, including any Debt Securities that provide for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Maturity thereof (“Original Issue Discount Securities”), may be sold at a substantial discount below their principal amount. Special United States federal income tax considerations applicable to Debt Securities sold at an original issue discount may be described in the applicable prospectus supplement. In addition, special United States federal income tax or other considerations applicable to any Debt Securities that are denominated in a currency or currency unit other than United States dollars may be described in the applicable prospectus supplement.

Subordination of Subordinated Debt Securities

The indebtedness evidenced by the Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture with respect to each series of Subordinated Debt Securities, be subordinated in right of payment to the prior payment in full of all of our Senior Debt, including the Senior Debt Securities, and it may also be senior in right of payment to all of our Subordinated Debt. The prospectus supplement relating to any Subordinated Debt Securities will summarize the subordination provisions of the Subordinated Indenture applicable to that series including:

•	the applicability and effect of such provisions upon any payment or distribution respecting that series following any liquidation, dissolution or other winding-up, or any assignment for the benefit of creditors or other marshalling of assets or any bankruptcy, insolvency or similar proceedings;

•	the applicability and effect of such provisions in the event of specified defaults with respect to any Senior Debt, including the circumstances under which and the periods during which we will be prohibited from making payments on the Subordinated Debt Securities; and

•	the definition of Senior Debt applicable to the Subordinated Debt Securities of that series and, if the series is issued on a senior subordinated basis, the definition of Subordinated Debt applicable to that series.

The prospectus supplement will also describe as of a recent date the approximate amount of Senior Debt to which the Subordinated Debt Securities of that series will be subordinated.

The failure to make any payment on any of the Subordinated Debt Securities by reason of the subordination provisions of the Subordinated Indenture described in the prospectus supplement will not be construed as preventing the occurrence of an Event of Default with respect to the Subordinated Debt Securities arising from any such failure to make payment.

The subordination provisions described above will not be applicable to payments in respect of the Subordinated Debt Securities from a defeasance trust established in connection with any legal defeasance or covenant defeasance of the Subordinated Debt Securities as described under “— Legal Defeasance and Covenant Defeasance.”

Subsidiary guarantee

If specified in the prospectus supplement, one or more of the Subsidiary Guarantors will guarantee the Debt Securities of a series. Unless otherwise indicated in the prospectus supplement, the following provisions will apply to the Subsidiary Guarantee of the Subsidiary Guarantor.

Subject to the limitations described below and in the prospectus supplement, one or more of the Subsidiary Guarantors will jointly and severally, fully and unconditionally guarantee the punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all our payment obligations under the Indentures and the Debt Securities of a series, whether for principal of, premium, if any, or interest on the Debt Securities or otherwise (all such obligations guaranteed by a Subsidiary Guarantor being herein called the “Guaranteed Obligations”). The Subsidiary Guarantors will also pay all expenses (including reasonable counsel fees and expenses) incurred by the applicable Trustee in enforcing any rights under a Subsidiary Guarantee with respect to a Subsidiary Guarantor.

In the case of Subordinated Debt Securities, a Subsidiary Guarantor’s Subsidiary Guarantee will be subordinated in right of payment to the Senior Debt of such Subsidiary Guarantor on the same basis as the Subordinated Debt Securities are subordinated to our Senior Debt. No payment will be made by any Subsidiary Guarantor under its Subsidiary Guarantee during any period in which payments by us on the Subordinated Debt Securities are suspended by the subordination provisions of the Subordinated Indenture.

Each Subsidiary Guarantee will be limited in amount to an amount not to exceed the maximum amount that can be guaranteed by the relevant Subsidiary Guarantor without rendering such Subsidiary Guarantee voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Each Subsidiary Guarantee will be a continuing guarantee and will:

(1) remain in full force and effect until either (a) payment in full of all the applicable Debt Securities (or such Debt Securities are otherwise satisfied and discharged in accordance with the provisions of the applicable Indenture) or (b) released as described in the following paragraph;

(2) be binding upon each Subsidiary Guarantor; and

(3) inure to the benefit of and be enforceable by the applicable Trustee, the Holders and their successors, transferees and assigns.

In the event that (a) a Subsidiary Guarantor ceases to be a Subsidiary, (b) either legal defeasance or covenant defeasance occurs with respect to the series or (c) all or substantially all of the assets or all of the Capital Stock of such Subsidiary Guarantor is sold, including by way of sale, merger, consolidation or otherwise, such Subsidiary Guarantor will be released and discharged of its obligations under its Subsidiary Guarantee without any further action required on the part of the Trustee or any Holder, and no other person acquiring or owning the assets or Capital Stock of such Subsidiary Guarantor will be required to enter into a Subsidiary Guarantee. In addition, the prospectus supplement may specify additional circumstances under which a Subsidiary Guarantor can be released from its Subsidiary Guarantee.

Form, exchange and transfer

The Debt Securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the applicable prospectus supplement, only in denominations of $1,000 and integral multiples thereof.

At the option of the Holder, subject to the terms of the applicable Indenture and the limitations applicable to Global Securities, Debt Securities of each series will be exchangeable for other Debt Securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount.

Subject to the terms of the applicable Indenture and the limitations applicable to Global Securities, Debt Securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by us for such purpose. No service charge will be made for any registration of transfer or exchange of Debt Securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in that connection. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Security Registrar and any other transfer agent initially designated by us for any Debt Securities will be named in the applicable prospectus supplement. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each Place of Payment for the Debt Securities of each series.

If the Debt Securities of any series (or of any series and specified tenor) are to be redeemed in part, we will not be required to (1) issue, register the transfer of or exchange any Debt Security of that series (or of that series and specified tenor, as the case may be) during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Debt Security that may be selected for redemption and ending at the close of business on the day of such mailing or (2) register the transfer of or exchange any Debt Security so selected for redemption, in whole or in part, except the unredeemed portion of any such Debt Security being redeemed in part.

Global Securities

Some or all of the Debt Securities of any series may be represented, in whole or in part, by one or more Global Securities that will have an aggregate principal amount equal to that of the Debt Securities they represent. Each Global Security will be registered in the name of a Depositary or its nominee identified in the applicable prospectus supplement, will be deposited with such Depositary or nominee or its custodian and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the applicable Indenture.

Notwithstanding any provision of the Indentures or any Debt Security described in this prospectus, no Global Security may be exchanged in whole or in part for Debt Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any Person other than the Depositary for such Global Security or any nominee of such Depositary unless:

(1) the Depositary has notified us that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the applicable Indenture, and in either case we fail to appoint a successor Depositary within 90 days;

(2) an Event of Default with respect to the Debt Securities represented by such Global Security has occurred and is continuing and the Trustee has received a written request from the Depositary to issue certificated Debt Securities;

(3) subject to the rules of the Depositary, we shall have elected to terminate the book-entry system through the Depositary; or

(4) other circumstances exist, in addition to or in lieu of those described above, as may be described in the applicable prospectus supplement.

All certificated Debt Securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct.

As long as the Depositary, or its nominee, is the registered holder of a Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and Holder of such Global Security and the Debt Securities that it represents for all purposes under the Debt Securities and the applicable Indenture. Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any Debt Securities that it represents registered in their names, will not receive or be entitled to receive physical delivery of certificated Debt Securities in exchange for those interests and will not be considered to be the owners or Holders of such Global Security or any Debt Securities that it represents for any purpose under the Debt Securities or the applicable Indenture. All payments on a Global Security will be made to the Depositary or its nominee, as the case may be, as the Holder of the security. The laws of some jurisdictions may require that some purchasers of Debt Securities take physical delivery of such Debt Securities in certificated form. These laws may impair the ability to transfer beneficial interests in a Global Security.

Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with the Depositary or its nominee (“participants”) and to persons that may hold beneficial interests through participants. In connection with the issuance of any Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of Debt Securities represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants’ interests) or any such participant (with respect to interests of Persons held by such participants on their behalf). Payments, transfers, exchanges and other matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by the Depositary from time to time. None of us, the Subsidiary Guarantors, the Trustees or the agents of us, the Subsidiary Guarantors or the Trustees will have any responsibility or liability for any aspect of the Depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

Payment and Paying Agents

Unless otherwise indicated in the applicable prospectus supplement, payment of interest on a Debt Security on any Interest Payment Date will be made to the Person in whose name such Debt Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest.

Unless otherwise indicated in the applicable prospectus supplement, principal of and any premium and interest on the Debt Securities of a particular series will be payable at the office of such Paying Agent or Paying Agents as we may designate for such purpose from time to time, except that at our option payment of any interest on Debt Securities in certificated form may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. Unless otherwise indicated in the applicable prospectus supplement, the corporate trust office of the Trustee under the Senior Indenture in The City of New York will be designated as sole Paying Agent for payments with respect to Senior Debt Securities of each series, and the corporate trust office of the Trustee under the Subordinated Indenture in The City of New York will be designated as the sole Paying Agent for payment with respect to Subordinated Debt Securities of each series. Any other Paying Agents initially designated by us for the Debt Securities of a particular series will be named in the applicable prospectus supplement. We may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that we will be required to maintain a Paying Agent in each Place of Payment for the Debt Securities of a particular series.

All money paid by us to a Paying Agent for the payment of the principal of or any premium or interest on any Debt Security which remains unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the Holder of such Debt Security thereafter may look only to us for payment.

Consolidation, merger and sale of assets

Unless otherwise specified in the prospectus supplement, we may not consolidate with or merge into, or transfer, lease or otherwise dispose of all or substantially all of our assets to, any Person (a “successor Person”), and may not permit any Person to consolidate with or merge into us, unless:

(1) the successor Person (if not us) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any domestic jurisdiction and assumes our obligations on the Debt Securities and under the Indentures;

(2) immediately before and after giving pro forma effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, has occurred and is continuing; and

(3) several other conditions, including any additional conditions with respect to any particular Debt Securities specified in the applicable prospectus supplement, are met.

The successor Person (if not us) will be substituted for us under the applicable Indenture with the same effect as if it had been an original party to such Indenture, and, except in the case of a lease, we will be relieved from any further obligations under such Indenture and the Debt Securities.

Events of Default

Unless otherwise specified in the prospectus supplement, each of the following will constitute an Event of Default under the applicable Indenture with respect to Debt Securities of any series:

(1) failure to pay principal of or any premium on any Debt Security of that series when due, whether or not, in the case of Subordinated Debt Securities, such payment is prohibited by the subordination provisions of the Subordinated Indenture;

(2) failure to pay any interest on any Debt Securities of that series when due, continued for 30 days, whether or not, in the case of Subordinated Debt Securities, such payment is prohibited by the subordination provisions of the Subordinated Indenture;

(3) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series, whether or not, in the case of Subordinated Debt Securities, such deposit is prohibited by the subordination provisions of the Subordinated Indenture;

(4) failure to perform or comply with the provisions described under “— Consolidation, Merger and Sale of Assets”;

(5) failure to perform any of our other covenants in such Indenture (other than a covenant included in such Indenture solely for the benefit of a series other than that series), continued for 60 days after written notice has been given by the applicable Trustee, or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series, as provided in such Indenture;

(6) any Debt of ourself, any Significant Subsidiary or, if a Subsidiary Guarantor has guaranteed the series, such Subsidiary Guarantor, is not paid within any applicable grace period after final maturity or is accelerated by its holders because of a default and the total amount of such Debt unpaid or accelerated exceeds $20.0 million;

(7) any judgment or decree for the payment of money in excess of $20.0 million is entered against us, any Significant Subsidiary or, if a Subsidiary Guarantor has guaranteed the series, such Subsidiary Guarantor, remains outstanding for a period of 60 consecutive days following entry of such judgment and is not discharged, waived or stayed;

(8) certain events of bankruptcy, insolvency or reorganization affecting us, any Significant Subsidiary or, if a Subsidiary Guarantor has guaranteed the series, such Subsidiary Guarantor; and

(9) if any Subsidiary Guarantor has guaranteed such series, the Subsidiary Guarantee of any such Subsidiary Guarantor is held by a final non-appealable order or judgment of a court of competent jurisdiction to be unenforceable or invalid or ceases for any reason to be in full force and effect (other than in accordance with the terms of the applicable Indenture) or any Subsidiary Guarantor or any Person acting on behalf of any Subsidiary Guarantor denies or disaffirms such Subsidiary Guarantor’s obligations under its Subsidiary Guarantee (other than by reason of a release of such Subsidiary Guarantor from its Subsidiary Guarantee in accordance with the terms of the applicable Indenture).

If an Event of Default (other than an Event of Default with respect to Concho Resources Inc. described in clause (8) above) with respect to the Debt Securities of any series at the time Outstanding occurs and is continuing, either the applicable Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series by notice as provided in the Indenture may declare the principal amount of the Debt Securities of that series (or, in the case of any Debt Security that is an Original Issue Discount Debt Security, such portion of the principal amount of such Debt Security as may be specified in the terms of such Debt Security) to be due and payable immediately, together with any accrued and unpaid interest thereon. If an Event of Default with respect to Concho Resources Inc. described in clause (8) above with respect to the Debt Securities of any series at the time Outstanding occurs, the principal amount of all the Debt Securities of that series (or, in the case of any such Original Issue Discount Security, such specified amount) will automatically, and without any action by the applicable Trustee or any Holder, become immediately due and payable, together with any accrued and unpaid interest thereon. After any such acceleration and its consequences, but before a judgment or decree based on acceleration, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default with respect to that series, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the applicable Indenture. For information as to waiver of defaults, see “— Modification and Waiver” below.

Subject to the provisions of the Indentures relating to the duties of the Trustees in case an Event of Default has occurred and is continuing, no Trustee will be under any obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any of the Holders, unless such Holders have offered to such Trustee reasonable security or indemnity. Subject to such provisions for the indemnification of the Trustees, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series.

No Holder of a Debt Security of any series will have any right to institute any proceeding with respect to the applicable Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

(1) such Holder has previously given to the Trustee under the applicable Indenture written notice of a continuing Event of Default with respect to the Debt Securities of that series;

(2) the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series have made written request, and such Holder or Holders have offered reasonable security or indemnity, to the Trustee to institute such proceeding as trustee; and

(3) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer.

However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on such Debt Security on or after the applicable due date specified in such Debt Security or, if applicable, to convert such Debt Security.

We will be required to furnish to each Trustee annually a statement by certain of our officers as to whether or not we, to their knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the applicable Indenture and, if so, specifying all such known defaults.

Modification and waiver

We may modify or amend an Indenture without the consent of any holders of the Debt Securities in certain circumstances, including:

(1) to evidence the succession under the Indenture of another Person to us or any Subsidiary Guarantor and to provide for its assumption of our or such Subsidiary Guarantor’s obligations to holders of Debt Securities;

(2) to make any changes that would add any additional covenants of us or the Subsidiary Guarantors for the benefit of the holders of Debt Securities or that do not adversely affect the rights under the Indenture of the Holders of Debt Securities in any material respect;

(3) to add any additional Events of Default;

(4) to provide for uncertificated notes in addition to or in place of certificated notes;

(5) to secure the Debt Securities;

(6) to establish the form or terms of any series of Debt Securities;

(7) to evidence and provide for the acceptance of appointment under the Indenture of a successor Trustee;

(8) to cure any ambiguity, defect or inconsistency;

(9) to add Subsidiary Guarantors; or

(10) in the case of any Subordinated Debt Security, to make any change in the subordination provisions that limits or terminates the benefits applicable to any Holder of Senior Debt.

Other modifications and amendments of an Indenture may be made by us, the Subsidiary Guarantors, if applicable, and the applicable Trustee with the consent of the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby:

(1) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security;

(2) reduce the principal amount of, or any premium or interest on, any Debt Security;

(3) reduce the amount of principal of an Original Issue Discount Security or any other Debt Security payable upon acceleration of the Maturity thereof;

(4) change the place or currency of payment of principal of, or any premium or interest on, any Debt Security;

(5) impair the right to institute suit for the enforcement of any payment due on or any conversion right with respect to any Debt Security;

(6) modify the subordination provisions in the case of Subordinated Debt Securities, or modify any conversion provisions, in either case in a manner adverse to the Holders of the Subordinated Debt Securities;

(7) except as provided in the applicable Indenture, release the Subsidiary Guarantee of a Subsidiary Guarantor;

(8) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture;

(9) reduce the percentage in principal amount of Outstanding Debt Securities of any series necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults;

(10) modify such provisions with respect to modification, amendment or waiver; or

(11) following the making of an offer to purchase Debt Securities from any Holder that has been made pursuant to a covenant in such Indenture, modify such covenant in a manner adverse to such Holder.

The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may waive compliance by us with certain restrictive provisions of the applicable Indenture. The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may waive any past default under the applicable Indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture which cannot be amended without the consent of the Holder of each Outstanding Debt Security of such series.

Each of the Indentures provides that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities have given or taken any direction, notice, consent, waiver or other action under such Indenture as of any date:

(1) the principal amount of an Original Issue Discount Security that will be deemed to be Outstanding will be the amount of the principal that would be due and payable as of such date upon acceleration of maturity to such date;

(2) if, as of such date, the principal amount payable at the Stated Maturity of a Debt Security is not determinable (for example, because it is based on an index), the principal amount of such Debt Security deemed to be Outstanding as of such date will be an amount determined in the manner prescribed for such Debt Security;

(3) the principal amount of a Debt Security denominated in one or more foreign currencies or currency units that will be deemed to be Outstanding will be the United States-dollar equivalent, determined as of such date in the manner prescribed for such Debt Security, of the principal amount of such Debt Security (or, in the case of a Debt Security described in clause (1) or (2) above, of the amount described in such clause); and

(4) certain Debt Securities, including those owned by us, any Subsidiary Guarantor or any of our other Affiliates, will not be deemed to be Outstanding.

Except in certain limited circumstances, we will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Debt Securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the applicable Indenture, in the manner and subject to the limitations provided in the Indenture. In certain limited circumstances, the Trustee will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders of a particular series, only persons who are Holders of Outstanding Debt Securities of that series on the record date may take such action. To be effective, such action must be taken by Holders of the requisite principal amount of such Debt Securities within a specified period following the record date. For any particular record date, this period will be 180 days or such other period as may be specified by us (or the Trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time.

Satisfaction and discharge

Each Indenture will be discharged and will cease to be of further effect as to all outstanding Debt Securities of any series issued thereunder, when:

(1) either:

(a) all outstanding Debt Securities of that series that have been authenticated (except lost, stolen or destroyed Debt Securities that have been replaced or paid and Debt Securities for whose payment money has theretofore been deposited in trust and thereafter repaid to us) have been delivered to the Trustee for cancellation; or

(b) all outstanding Debt Securities of that series that have been not delivered to the Trustee for cancellation have become due and payable or will become due and payable at their Stated Maturity within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee and in any case we have irrevocably deposited with the Trustee as trust funds money in an amount sufficient, without consideration of any reinvestment of interest, to pay the entire indebtedness of such Debt Securities not delivered to the Trustee for cancellation, for principal, premium, if any, and accrued interest to the Stated Maturity or redemption date;

(2) we have paid or caused to be paid all other sums payable by us under the Indenture with respect to the Debt Securities of that series; and

(3) we have delivered an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge of the Indenture with respect to the Debt Securities of that series have been satisfied.

Legal defeasance and covenant defeasance

To the extent indicated in the applicable prospectus supplement, we may elect, at our option at any time, to have our obligations discharged under provisions relating to defeasance and discharge of indebtedness, which we call “legal defeasance,” or relating to defeasance of certain restrictive covenants applied to the Debt Securities of any series, or to any specified part of a series, which we call “covenant defeasance”.

Legal defeasance.  The Indentures provide that, upon our exercise of our option (if any) to have the legal defeasance provisions applied to any series of Debt Securities, we and, if applicable, each Subsidiary Guarantor will be discharged from all our obligations, and, if such Debt Securities are Subordinated Debt Securities, the provisions of the Subordinated Indenture relating to subordination will cease to be effective, with respect to such Debt Securities (except for certain obligations to convert, exchange or register the transfer of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of such Debt Securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient (in the opinion of a nationally recognized firm of independent public accountants) to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Such defeasance or discharge may occur only if, among other things:

(1) we have delivered to the applicable Trustee an Opinion of Counsel to the effect that we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and legal defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and legal defeasance were not to occur;

(2) no Event of Default or event that with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing at the time of such deposit or, with respect to any Event of Default described in clause (8) under “— Events of Default,” at any time until 121 days after such deposit;

(3) such deposit and legal defeasance will not result in a breach or violation of, or constitute a default under, any agreement or instrument (other than the applicable Indenture) to which we are a party or by which we are bound;

(4) in the case of Subordinated Debt Securities, at the time of such deposit, no default in the payment of all or a portion of principal of (or premium, if any) or interest on any Senior Debt shall have occurred and be continuing, no event of default shall have resulted in the acceleration of any Senior Debt and no other event of default with respect to any Senior Debt shall have occurred and be continuing permitting after notice or the lapse of time, or both, the acceleration thereof; and

(5) we have delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940.

Covenant defeasance.  The Indentures provide that, upon our exercise of our option (if any) to have the covenant defeasance provisions applied to any Debt Securities, we may fail to comply with certain restrictive covenants (but not with respect to conversion, if applicable), including those that may be described in the applicable prospectus supplement, and the occurrence of certain Events of Default, which are described above in clause (5) (with respect to such restrictive covenants) and clauses (6), (7) and (9) under “Events of Default” and any that may be described in the applicable prospectus supplement, will not be deemed to either be or result in an Event of Default and, if such Debt Securities are Subordinated Debt Securities, the provisions of the Subordinated Indenture relating to subordination will cease to be effective, in each case with respect to such Debt Securities. In order to exercise such option, we must deposit, in trust for the benefit of the Holders of such Debt Securities, money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient (in the opinion of a nationally recognized firm of independent public accountants) to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Such covenant defeasance may occur only if we have delivered to the applicable Trustee an Opinion of Counsel to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and covenant defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and covenant defeasance were not to occur, and the requirements set forth in clauses (2), (3), (4) and (5) above are satisfied. If we exercise this option with respect to any series of Debt Securities and such Debt Securities were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on such Debt Securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such Debt Securities upon any acceleration resulting from such Event of Default. In such case, we would remain liable for such payments.

If we exercise either our legal defeasance or covenant defeasance option, any Subsidiary Guarantee will terminate.

No personal liability of directors, officers, employees and stockholders

No director, officer, employee, incorporator, stockholder, member, partner or trustee of the Company or any Subsidiary Guarantor, as such, shall have any liability for any obligations of the Company or any Subsidiary Guarantor under the Debt Securities, the Indentures or any Subsidiary Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. By accepting a Debt Security, each Holder shall be deemed to have waived and released all such liability. The waiver and release shall be a part of the consideration for the issue of the Debt Securities. The waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Notices

Notices to Holders of Debt Securities will be given by mail to the addresses of such Holders as they may appear in the Security Register.

Title

We, the Subsidiary Guarantors, the Trustees and any agent of us, the Subsidiary Guarantors or a Trustee may treat the Person in whose name a Debt Security is registered as the absolute owner of the Debt Security (whether or not such Debt Security may be overdue) for the purpose of making payment and for all other purposes.

Governing law

The Indentures and the Debt Securities will be governed by, and construed in accordance with, the law of the State of New York.

The Trustee

We will enter into the Indentures with a Trustee that is qualified to act under the Trust Indenture Act of 1939, as amended, and with any other Trustees chosen by us and appointed in a supplemental indenture for a particular series of Debt Securities. We may maintain a banking relationship in the ordinary course of business with our Trustee and one or more of its affiliates.

Resignation or Removal of Trustee.  If the Trustee has or acquires a conflicting interest within the meaning of the Trust Indenture Act, the Trustee must either eliminate its conflicting interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and the applicable Indenture. Any resignation will require the appointment of a successor Trustee under the applicable Indenture in accordance with the terms and conditions of such Indenture.

The Trustee may resign or be removed by us with respect to one or more series of Debt Securities and a successor Trustee may be appointed to act with respect to any such series. The holders of a majority in aggregate principal amount of the Debt Securities of any series may remove the Trustee with respect to the Debt Securities of such series.

Limitations on Trustee if It Is Our Creditor.  Each Indenture will contain certain limitations on the right of the Trustee, in the event that it becomes our creditor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise.

Certificates and Opinions to Be Furnished to Trustee.  Each Indenture will provide that, in addition to other certificates or opinions that may be specifically required by other provisions of an Indenture, every application by us for action by the Trustee must be accompanied by an Officers’ Certificate and an Opinion of Counsel stating that, in the opinion of the signers, all conditions precedent to such action have been complied with by us.

Description of capital stock

The following summary of our capital stock, Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Amended and Restated Bylaws (the “Bylaws”) does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our Certificate of Incorporation and Bylaws.

Our authorized capital stock consists of 300,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share.

Common stock

As of September 1, 2009, we had 85,562,638 shares of voting common stock outstanding, including 467,692 shares of restricted stock. The shares of restricted stock have voting rights, rights to receive dividends and are subject to certain forfeiture restrictions.

Our common stock commenced trading on the NYSE under the symbol “CXO” on August 3, 2007 in connection with our initial public offering. As of September 1, 2009, there were 41,941 holders of record of our common stock.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election.

Holders of our common stock are entitled to receive proportionately any dividends if and when such dividends are declared by our board of directors, subject to any preferential dividend rights of preferred stock that may be outstanding at the time such dividends are declared. Upon the liquidation, dissolution or winding up of our company, the holders of our common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

We have not paid, and do not intend to pay in the foreseeable future, cash dividends on our common stock.

There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and non-assessable.

Preferred stock

Under the terms of our Certificate of Incorporation, our board of directors is authorized to designate and issue shares of preferred stock in one or more series without further vote or action by our stockholders. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; and

•	delaying or preventing a change in control of our company.

We currently have no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Anti-takeover provisions of our Certificate of Incorporation and Bylaws

Our Certificate of Incorporation and Bylaws contain several provisions that could delay or make more difficult the acquisition of us through a hostile tender offer, open market purchases, proxy contest, merger or other takeover attempt that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price of our common stock.

Written consent of stockholders

Our Certificate of Incorporation and Bylaws provide that any action required or permitted to be taken by our stockholders must be taken at a duly called meeting of stockholders and not by written consent.

Special meetings of stockholders

Subject to the rights of the holders of any series of preferred stock, our Bylaws provide that special meetings of the stockholders may only be called by the chairman of the board of directors or by the resolution of our board of directors approved by a majority of the total number of authorized directors. No business other than that stated in a notice may be transacted at any special meeting.

Advance notice procedure for director nominations and stockholder proposals

Our Bylaws provide that adequate notice must be given to nominate candidates for election as directors or to make proposals for consideration at annual meetings of our stockholders. For nominations or other business to be properly brought before an annual meeting by a stockholder, the stockholder must have delivered a written notice to the Secretary of our company at our principal executive offices not less than 45 calendar days nor more than 75 calendar days prior to the first anniversary of the date on which we first mailed our proxy materials for the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 calendar days before or more than 30 calendar days after the first anniversary of the date of the preceding year’s annual meeting notice by the stockholder to be timely must be so delivered not later than the close of business on the later of the 90th calendar day prior to such annual meeting or the 10th calendar day following the calendar day on which public announcement, if any, of the date of such meeting is first made by us.

Nominations of persons for election to our board of directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to our notice of meeting (i) by or at the direction of our board of directors, or (ii) by any stockholder of our company who is a stockholder of record at the time of the giving of notice of the meeting, who is entitled to vote at the meeting and who complies with the notice procedures set forth in our Bylaws. In the event we call a special meeting of stockholders for the purpose of electing one or more directors to our board of directors, any stockholder may nominate a person or persons (as the case may be) for election to such position(s) if the stockholder provides written notice to the Secretary of our company at our principal executive offices not earlier than the close of business on the 90th calendar day prior to such special meeting, nor later than the close of business on the later of the 70th calendar day prior to such special meeting or the 10th calendar day following the day on which public announcement, if any, is first made of the date of the special meeting and of the nominees proposed by our board of directors to be elected at such meeting.

These procedures may operate to limit the ability of stockholders to bring business before a stockholders meeting, including the nomination of directors and the consideration of any transaction that could result in a change in control and that may result in a premium to our stockholders

Classified board

Our Certificate of Incorporation divides our directors into three classes serving staggered three-year terms. As a result, stockholders will elect approximately one-third of the board of directors each year. This provision, when coupled with provisions of our Certificate of Incorporation authorizing only the board of directors to fill vacant or newly created directorships or increase the size of the board of directors and provisions providing that directors may only be removed for cause and then only by the holders of not less than 66 2/3% of the voting power of all outstanding voting stock, may deter a stockholder from gaining control of our board of directors by removing incumbent directors or increasing the number of directorships and simultaneously filling the vacancies or newly created directorships with its own nominees.

Authorized capital stock

Our Certificate of Incorporation contains provisions that the authorized but unissued shares of common stock and preferred stock are available for future issuance, subject to various limitations imposed by the New York Stock Exchange. These additional shares may be utilized for a variety of corporate purposes, including public offerings to raise capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise.

Amendment of Bylaws

Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our Certificate of Incorporation and Bylaws grant our board of directors the power to adopt, amend and repeal our Bylaws on the affirmative vote of a majority of the directors then in office. Our stockholders may adopt, amend or repeal our Bylaws but only at any regular or special meeting of stockholders by the holders of not less than 66 2/3% of the voting power of all outstanding voting stock.

Certain oil and natural gas opportunities

Certain of our stockholders who received shares of common stock in the combination transaction and our non-employee directors may from time to time have investments in other exploration and production companies that may compete with us. Our certificate of incorporation and our Business Opportunities Agreement provide a safe harbor under which these entities and directors may participate in the oil and gas exploration, exploitation, development and production business without breaching their fiduciary duties as controlling stockholders or directors. No participation is allowed with respect to:

•	any business opportunity that is brought to the attention of a covered individual or entity solely in such person’s capacity as a director or officer of our company and with respect to which, at the time of such presentment, no other covered individual or entity has independently received notice or otherwise identified such opportunity; or

•	any business opportunity that is identified by a covered individual or entity solely through the disclosure of information by or on behalf of us.

The covered individuals and entities have no obligation to offer such opportunities to us, but interested directors are required to disclose conflicts of interest. We are not prohibited from pursuing any business opportunity with respect to which we have renounced any interest.

Limitation of liability of directors

Our Certificate of Incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability as follows:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of laws;

•	for unlawful payment of a dividend or unlawful stock purchase or stock redemption; and

•	for any transaction from which the director derived an improper personal benefit.

The effect of these provisions is to eliminate our rights and our stockholders’ rights, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for a breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Delaware takeover statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition (in one transaction or a series of transactions) of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Transfer agent and registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Description of warrants

We may issue warrants for the purchase of our common stock. Warrants may be issued independently or together with Debt Securities, preferred stock or common stock offered by any prospectus supplement and may be attached to or separate from any such offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent, all as set forth in the prospectus supplement relating to the particular issue of warrants. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders of warrants or beneficial owners of warrants. The following summary of certain provisions of the warrants does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the warrant agreements.

You should refer to the prospectus supplement relating to a particular issue of warrants for the terms of and information relating to the warrants, including, where applicable:

(1)	the number of shares of common stock purchasable upon exercise of the warrants and the price at which such number of shares of common stock may be purchased upon exercise of the warrants;

(2)	the date on which the right to exercise the warrants commences and the date on which such right expires (the “Expiration Date”);

(3)	United States federal income tax consequences applicable to the warrants;

(4)	the amount of the warrants outstanding as of the most recent practicable date; and

(5)	any other terms of the warrants.

Warrants will be offered and exercisable for United States dollars only. Warrants will be issued in registered form only. Each warrant will entitle its holder to purchase such number of shares of common stock at such exercise price as is in each case set forth in, or calculable from, the prospectus supplement relating to the warrants. The exercise price may be subject to adjustment upon the occurrence of events described in such prospectus supplement. After the close of business on the Expiration Date (or such later date to which we may extend such Expiration Date), unexercised warrants will become void. The place or places where, and the manner in which, warrants may be exercised will be specified in the prospectus supplement relating to such warrants.

Prior to the exercise of any warrants, holders of the warrants will not have any of the rights of holders of common stock, including the right to receive payments of any dividends on the common stock purchasable upon exercise of the warrants, or to exercise any applicable right to vote.

Plan of distribution

We may sell the offered securities in and outside the United States (1) through underwriters or dealers, (2) directly to purchasers, including our affiliates and stockholders, (3) through agents or (4) through a combination of any of these methods. The prospectus supplement will include the following information:

•	the terms of the offering;

•	the names of any underwriters or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the securities;

•	the estimated net proceeds to us from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Sale through underwriters or dealers

If underwriters are used in the sale, the underwriters will acquire the securities for their own account for resale to the public, either on a firm commitment basis or a best efforts basis. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters may change from time to time any offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

If dealers are used, we will sell the securities to them as principals. The dealers may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct sales and sales through agents

We may sell the securities directly. In this case, no underwriters or agents would be involved. We may also sell the securities through agents designated from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of securities. We will describe the terms of any such sales in the prospectus supplement.

Remarketing arrangements

Offered securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters, as that term is defined in the Securities Act, in connection with the securities remarketed.

Delayed delivery contracts

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General information

We may have agreements with the agents, dealers, underwriters and remarketing firms to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the agents, dealers, underwriters or remarketing firms may be required to make. Agents, dealers, underwriters and remarketing firms may be customers of, engage in transactions with, or perform services for us in the ordinary course of their businesses.

Legal matters

Certain legal matters in connection with the securities will be passed upon by Vinson & Elkins L.L.P., Houston, Texas, as our counsel. Any underwriter or agent will be advised about other issues relating to any offering by its own legal counsel.

Experts

The (i) consolidated financial statements of Concho Resources Inc. and subsidiaries incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2008, retrospectively adjusted by our Current Report on Form 8-K filed on September 9, 2009 and (ii) management’s assessment of the effectiveness of internal control over financial reporting incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2008 have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in auditing and accounting in giving said reports.

The special-purpose combined financial statements of the Henry Group Properties as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007 incorporated in this prospectus by reference to the Current Reports on Form 8-K filed on August 6, 2008 and October 7, 2008 have been so incorporated by reference in reliance upon the report of Davis, Kinard & Co., P.C., independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.

Certain estimates of our net crude oil and natural gas reserves and related information included or incorporated by reference in this prospectus have been derived from reports prepared by Cawley, Gillespie & Associates, Inc. and Netherland, Sewell & Associates, Inc. All such information has been so included or incorporated by reference on the authority of such firms as experts regarding the matters contained in their reports.